      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                       CLEAR CHANNEL COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                           TEXAS                                                       74-1787539
              (State or other jurisdiction of                                       (I.R.S. Employer
               incorporation or organization)                                     Identification No.)

                              200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                                 (210) 822-2828
              (Address, including zip code, and telephone number,
       Including area code, of registrant's principal executive offices)
                                 L. LOWRY MAYS
                       CLEAR CHANNEL COMMUNICATIONS, INC.
                              200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                                 (210) 822-2828
            (Name, address, including zip code, and telephone number
                   Including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

                   STEPHEN C. MOUNT, ESQ.                                       JONATHAN GOLDSTEIN, ESQ.
         Akin, Gump, Strauss, Hauer & Feld, L.L.P.                                  Winston & Strawn
               300 Convent Street, Suite 1500                                       200 Park Avenue
                  San Antonio, Texas 78205                                         New York, New York
                       (210) 281-7000                                                (212) 294-6700
                    (210) 224-2035 (fax)                                          (212) 294-4700 (fax)

                            ------------------------
    Approximate date of commencement of proposed sale of securities to the public:

    As promptly as practicable after the effective date of this registration statement which relates to the merger of CCU II Merger Sub, Inc., a wholly-owned subsidiary of Clear Channel Communications, Inc., with and into SFX Entertainment, Inc. pursuant to the merger agreement described herein.
                            ------------------------
    If the securities being registered on this Form are offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                            PROPOSED           PROPOSED
             TITLE OF EACH CLASS OF                  AMOUNT TO BE       MAXIMUM OFFERING   MAXIMUM AGGREGATE       AMOUNT OF
          SECURITIES TO BE REGISTERED                 REGISTERED        PRICE PER SHARE     OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.10 par value                    48,029,359 shares(1)        N.A.          $3,415,191,943(2)       $352,776(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of Clear Channel Communications, Inc. common stock to be issued in the merger, assuming the exercise of all currently outstanding options to purchase SFX Class A and Class B common stock immediately prior to the effective time of the merger.
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f) under the Securities Act by adding (a) the product of $42.65625, the average of the high and low sale prices of SFX Class A common stock on May 26, 2000, as quoted on the New York Stock Exchange, multiplied by 75,000,000, the number of shares of SFX Class A common stock outstanding at the close of business on June 2, 2000, assuming the exercise of all then outstanding options to purchase SFX Class A common stock immediately prior to the effective time of the merger and the issuance of all shares of SFX Class A common stock pursuant to existing contractual obligations, (b) the product of $71.09375, an amount
    66 2/3% greater than the average of the high and low sale prices of SFX Class A common stock on May 26, 2000, as quoted on the New York Stock Exchange, with such amount being the assumed per unit price of the SFX Class B common stock, of which there is no market, multiplied by 2,545,557, the number of shares of SFX Class B common stock outstanding at the close of business on June 2, 2000, assuming the exercise of all then outstanding options to purchase SFX Class B common stock immediately prior to the effective time of the merger, and (c) up to $35,000,000 worth of Clear Channel common stock that may be issued to the holders of SFX Class A common stock in connection with a proposed litigation settlement.
(3) Pursuant to Section 14(g)(1)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the fee of $548,835 paid by SFX in connection with the filing on May 12, 2000, of its preliminary proxy statement relating to the merger has been credited against the registration fee payable by Clear Channel in connection with the offering hereunder.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

[SFX LOGO]

Dear Stockholders:

     Your Board of Directors has approved a merger with Clear Channel Communications, Inc. If we complete the merger, you will receive 0.6 shares of Clear Channel common stock for each share of SFX Class A common stock that you own and 1.0 share of Clear Channel common stock for each share of SFX Class B common stock that you own. Clear Channel shares are traded on the New York Stock Exchange under the symbol "CCU." For holders of SFX Class A common stock, this represents a value of $45.45 per share, based upon Clear Channel's closing stock price on June 2, 2000. We expect that the merger will be tax-free to you for U.S. federal income tax purposes.

     We believe that the merger represents an exciting strategic combination. This transaction will capitalize on the tremendous value SFX has built since we began our business in April 1998, and at the same time permit our stockholders to continue their investment in SFX's future as part of a larger, more diverse and competitive company.

     Consummation of the merger will require stockholder approval of the merger, the merger agreement, as amended, and an amendment to SFX's amended and restated certificate of incorporation to allow for a greater consideration to be paid to holders of SFX Class B common stock than to holders of SFX Class A common stock. The organizers of SFX originally inserted this provision into its certificate of incorporation, in part, to ensure that holders of SFX Class A common stock would be entitled to vote separately as a class on any transaction proposing a premium payment with respect to the Class B common stock.

     Your Board of Directors recommends that you approve the merger and amendments to our charter to facilitate the merger.

     A meeting of our stockholders will be held to consider and vote on this merger proposal and other annual meeting matters as follows:

     July 27, 2000
     10:00 a.m. local time
     Winston & Strawn
     200 Park Avenue, 41st Floor,
     New York, New York

     This document provides you with detailed information about the merger. I encourage you to read this entire document carefully. For risks in connection with the merger, see "Risk Factors" beginning on page 19.

     It is important that your shares be represented and voted at the meeting, whether or not you are able to attend personally. If you do not return your proxy card or if you do not instruct your bank or broker how to vote any shares held for you in "street name," the effect will be a vote against the merger, the merger agreement, as amended, and the charter amendment.

     I enthusiastically support this combination and join with the other members of our Board of Directors in recommending that you vote in favor of the merger and the merger agreement, as amended.

Sincerely,

Robert F.X. Sillerman
  Executive Chairman and Member of
     the Office of the Chairman

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR THE CLEAR CHANNEL COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS DOCUMENT IS DATED JUNE 5, 2000 AND WAS FIRST MAILED TO STOCKHOLDERS ON OR ABOUT JUNE 9, 2000.

                                   [SFXLOGO]

                  NOTICE OF ANNUAL MEETING OF THE STOCKHOLDERS
                           OF SFX ENTERTAINMENT, INC.

Date of Meeting: July 27, 2000                              Place: Winston &
                                                                   Strawn
                                                                   200 Park
                                                                   Avenue, 41st
                                                                   Floor
                                                                   New York, New
                                                                   York

Time: 10:00 a.m., local time

Purpose:

     - Approve and adopt amendments to the SFX amended and restated certificate of incorporation to facilitate the merger;

     - Approve and adopt the merger of SFX with a wholly owned subsidiary of Clear Channel Communications, Inc. pursuant to the Agreement and Plan of Merger dated as of February 28, 2000, as amended, by and among Clear Channel, CCU II Merger Sub, Inc. and SFX, pursuant to which, among other things, each share of SFX Class A common stock outstanding immediately prior to the effective time of the merger will be converted into 0.6 shares of Clear Channel common stock, and approve and adopt the merger agreement;

     - Approve and adopt the 2000 Stock Option and Restricted Stock Plan to become effective if the merger is not consummated;

     - Elect directors of SFX to serve until the merger is consummated or in the event the merger is not consummated;

     - Ratify the appointment of independent auditors of SFX to serve until the merger is consummated or in the event the merger is not consummated; and

     - Conduct other business if properly raised.

     A copy of the merger agreement and the amendment thereto is attached as APPENDIX A to the accompanying document.

     Only stockholders of record as of June 5, 2000 may vote at the meeting.

     YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE CHARTER AMENDMENT, THE MERGER AND THE MERGER AGREEMENT, THE 2000 STOCK OPTION AND RESTRICTED STOCK PLAN, THE ELECTION OF THE DIRECTOR NOMINEES AND THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS, AS DESCRIBED IN DETAIL IN THE ACCOMPANYING DOCUMENT.

                                            By Order of the Board of Directors,

                                            Howard J. Tytel
                                            Executive Vice President,
                                            Member of the Office of the Chairman

June 5, 2000

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ACCOMPANYING ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED BY DELIVERY TO SFX OF A SUBSEQUENTLY EXECUTED PROXY OR A WRITTEN NOTICE OF REVOCATION OR BY VOTING IN PERSON AT THE MEETING.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS.......................................    1
SUMMARY.....................................................    3
  The Companies.............................................    3
  The Meeting...............................................    4
  Record Date...............................................    4
  Vote Required.............................................    4
  Reasons for the Merger....................................    5
  Recommendation of the SFX Board...........................    5
  Opinions of Financial Advisors of the SFX Board and the
     SFX Special Committee..................................    5
  The Charter Amendment.....................................    5
  The Merger................................................    5
  Management and Operations after the Merger................    9
  Effects of the Merger on the Rights of SFX Stockholders...    9
  Forward-Looking Statements................................    9
CLEAR CHANNEL SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
  DATA......................................................   10
SFX SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA..........   12
SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL DATA............................................   14
COMPARATIVE PER SHARE DATA..................................   16
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION...............................................   17
RISK FACTORS RELATING TO THE MERGER.........................   19
RISKS ARISING AFTER THE STOCKHOLDER MEETING OR THE MERGER...   21
THE MEETING.................................................   28
  When and Where the Meeting will be Held...................   28
  What Will be Voted Upon...................................   28
  Only SFX Common Stockholders of Record as of June 5, 2000
     Are Entitled to Vote...................................   28
  A Majority of Outstanding Shares Must be Represented For a
     Vote to be Taken.......................................   28
  Vote Required For Approval................................   29
  Proxies...................................................   30
  Solicitation of Proxies...................................   30
  Recommendation of the SFX Board...........................   30
THE CHARTER AMENDMENT.......................................   31
  General...................................................   31
  Charter Amendment.........................................   31
  Recommendation of the SFX Board...........................   32
  Vote Required.............................................   32
THE MERGER..................................................   33
  Structure of the Merger...................................   33
  Background of the Merger..................................   33
  Recommendation of the SFX Board and Reasons for the
     Merger.................................................   39
  Opinion of Financial Advisor to SFX Special Committee.....   41
  Opinion of Financial Advisor to the SFX Board.............   47
  Accounting Treatment......................................   56
  Interests of Certain Persons in the Merger................   56
  Material Federal Income Tax Consequences..................   67
  Regulatory Matters........................................   69
  Appraisal Rights..........................................   70
  Federal Securities Laws Consequences......................   70

  Management and Operations After the Merger................   71
  Litigation................................................   71
THE MERGER AGREEMENT........................................   72
  The Merger................................................   72
  Conversion or Cancellation of SFX Common Stock in the
     Merger.................................................   72
  Listing of Clear Channel Common Stock.....................   74
  Representations and Warranties............................   74
  Covenants and Agreements..................................   75
  No Solicitation Covenant..................................   78
  Additional Covenants and Agreements.......................   80
  Conditions................................................   81
  Termination...............................................   82
  Amendment; Extension; Waiver..............................   84
  Voting Arrangements.......................................   85
BUSINESS OF CLEAR CHANNEL...................................   87
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT OF CLEAR CHANNEL...............................  103
BENEFICIAL OWNERSHIP OF SFX COMMON STOCK....................  105
OTHER PROPOSALS FOR THE SFX 2000 ANNUAL MEETING.............  108
  Approval of SFX's 2000 Stock Option and Restricted Stock
     Plan...................................................  108
  Election of Directors.....................................  111
     Director Compensation..................................  114
     Board Committees.......................................  115
     Stock Price Performance Graph..........................  116
     Executive Compensation.................................  116
     Stock Option and Restricted Stock Plans................  121
     Certain Relationships and Related Transactions.........  121
     Section 16(a) Beneficial Ownership Reporting
      Compliance............................................  122
  Ratification of Independent Auditors......................  122
DESCRIPTION OF CLEAR CHANNEL CAPITAL STOCK..................  123
COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS OF CLEAR
  CHANNEL AND SFX...........................................  124
EXPERTS.....................................................  127
LEGAL MATTERS...............................................  129
STOCKHOLDER PROPOSALS FOR NEXT YEAR.........................  129
DELISTING AND DEREGISTRATION OF SFX COMMON STOCK............  129
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........  130
WHERE YOU CAN FIND MORE INFORMATION.........................  131
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS......................................  P-1

APPENDIX A   Agreement and Plan of Merger, as amended....................  A-1
APPENDIX B   Fairness Opinion of Lehman Brothers.........................  B-1
APPENDIX C   Fairness Opinion of Bear, Stearns & Co. Inc. ...............  C-1
             Form of Amendment to Amended and Restated Certificate of
APPENDIX D   Incorporation...............................................  D-1
APPENDIX E   Form of Stockholder Agreement...............................  E-1
APPENDIX F   Form of Voting Agreement....................................  F-1
APPENDIX G   2000 Stock Option and Restricted Stock Plan.................  G-1
APPENDIX H   First Letter Agreement......................................  H-1
APPENDIX I   Amendment to First Letter Agreement.........................  I-1

                             QUESTIONS AND ANSWERS

Q:   WHAT IS THE PROPOSED TRANSACTION?

A.   A wholly-owned subsidiary of Clear Channel
     Communications, Inc. will merge with and into SFX Entertainment, Inc. As a result, SFX will become a wholly-owned subsidiary of Clear Channel, and SFX stockholders will exchange their shares of SFX common stock for shares of Clear Channel common stock.

Q:   WHAT WILL SFX STOCKHOLDERS RECEIVE IN THE
     MERGER?

A: Each share of SFX Class A common stock will be exchanged for 0.6 shares of Clear Channel common stock. Each share of SFX Class B common stock will be exchanged for 1.0 share of Clear Channel common stock. Holders of SFX Class A common stock will receive cash payments in place of any fractional share of Clear Channel common stock they would have otherwise received. After giving effect to the merger, former SFX stockholders will hold approximately 9.7% of the outstanding shares of Clear Channel common stock, and 6.3% after giving effect to the proposed merger of AMFM Inc. with and into a wholly-owned subsidiary of Clear Channel.

     In addition, on May 12, 2000, SFX and counsel to the plaintiffs in stockholder litigation initiated by certain holders of SFX Class A common stock in connection with the merger entered into a memorandum of understanding regarding a proposed settlement that would result in a modification of the consideration payable to such holders of SFX Class A common stock in the merger. Under the proposed settlement, if and when such settlement is approved by the court, the defendants would pay to the holders of the SFX Class A common stock an aggregate of $34.5 million, payable either in cash or Clear Channel common stock at the option of the defendants, less the amount of fees and expenses awarded to plaintiffs' counsel by the court. See "Merger -- Litigation."

Q:   WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?

A: For the merger to occur, the holders of a majority of all of the outstanding shares of SFX common stock, as well as the holders of a majority of the outstanding shares of SFX Class A common stock and SFX Class B common stock voting as separate classes, must approve and adopt the merger and the merger agreement at the meeting. All of the SFX Class B common stock is owned by members of senior management of SFX.

Q:   PLEASE BRIEFLY DESCRIBE THE PROPOSED CHARTER
     AMENDMENT.

A: The proposed charter amendment provides for the modification of provisions which require holders of SFX Class A common stock and holders of SFX Class B common stock to receive the same consideration in a merger or similar transaction. Modification of these provisions is required to complete the merger. We provide a detailed description of the charter amendment starting on page 31. The full text of the charter amendment is attached to this document as APPENDIX D.

Q:   WHAT VOTE IS REQUIRED TO APPROVE THE CHARTER
     AMENDMENT?

A:   For the charter amendment to become
effective, the holders of a majority of all of the outstanding shares of SFX common stock, as well as the holders of a majority of the outstanding shares of SFX Class A common stock and SFX Class B common stock voting as separate classes, must approve and adopt the charter amendment at the meeting.

Q:   HOW DO I VOTE?

A: You may vote by mailing a signed proxy card in the enclosed return envelope as soon as possible so that those shares may be represented at the meeting. You may also attend the meeting and vote in person.

Q:   CAN I CHANGE MY VOTE AFTER SENDING IN MY
     PROXY?

A: Yes. You may change your vote by delivering a later-dated, signed proxy card to SFX's corporate secretary before the meeting, or by attending the meeting and voting in person.

Q:   IF MY SHARES ARE HELD IN "STREET NAME" BY MY
     BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without your instructions, your shares will not be voted on the merger, the charter amendment or any of the other proposals.

Q:   IS THE MERGER TAXABLE?

A:   Clear Channel and SFX each expect the
     merger to be tax free to the holders of SFX's Class A common stock. We have structured the merger so that our tax advisors will be able to deliver opinions that Clear Channel, Clear Channel's wholly-owned subsidiary formed for the purpose of the merger, SFX and the SFX Class A stockholders will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except with respect to any cash that the holders of Class A common stock may receive in connection with the stockholder litigation and instead of fractional shares of Clear Channel common stock. Receipt of these opinions is a condition to completion of the merger.

     We describe the material U.S. federal income tax consequences of the transaction in more detail on page 67. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisors for a full understanding of the tax consequences to you of the merger.

Q:   AM I ENTITLED TO APPRAISAL RIGHTS?

A: No. You will not be entitled to appraisal rights in connection with the merger.

Q:   WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We expect to complete the merger early in the third quarter of 2000.

Q:   SHOULD I SEND IN MY SFX STOCK
     CERTIFICATES NOW?

A:   No. After we complete the merger, Clear
     Channel will send instructions to former SFX stockholders explaining how to exchange SFX share certificates for Clear Channel share certificates and, if applicable, cash in lieu of any fractional share. These instructions will also explain the procedure for delivery to you of any consideration you may be entitled to receive in the future as a result of the proposed settlement of litigation relating to the merger.

Q:   WHEN AND WHERE IS THE MEETING?

A: The meeting will be held on July 27, 2000 at 10:00 a.m., local time, at Winston & Strawn, 200 Park Avenue, 41st Floor, New York, New York.

Q:   WHAT OTHER MATTERS WILL BE VOTED ON AT THE
     MEETING?

A: At the meeting, SFX stockholders will also consider proposals to approve the 2000 Stock Option and Restricted Stock Plan, elect directors, ratify the appointment of independent auditors and conduct other business if properly raised.

     The elected directors will only remain in office until the merger is consummated unless the merger is abandoned, in which case they will remain in office for their normal terms.

Q:   WHOM CAN I CALL WITH QUESTIONS?

A: If you would like additional copies of this document or if you have any questions about the merger, you may contact SFX's proxy solicitor, Georgeson Shareholder Communications Inc., at (800) 223-2064. You may also call Clear Channel at (210) 822-2828 or SFX at (212) 838-3100.

     If you would like copies of any of the documents we refer to in this document, you should call Clear Channel at (210) 822-2828 if the documents relate to Clear Channel, or call SFX at (212) 838-3100 if the documents relate to SFX.

                                    SUMMARY

     This summary highlights selected information from this document and does not contain all of the information that is important to you. To better understand the merger, and for a more complete description of the legal terms of these transactions, you should read this entire document carefully, as well as those additional documents to which we refer you. See "Where You Can Find More Information" on page 131.

THE COMPANIES

CLEAR CHANNEL COMMUNICATIONS, INC.
200 East Basse Road
San Antonio, Texas 78209
Tel: (210) 822-2828

     Clear Channel is a diversified media company with two primary lines of business: broadcasting and outdoor advertising. As of December 31, 1999, Clear
Channel:

- owned, programmed or sold airtime for 510 domestic radio stations and two radio stations in Denmark;

- owned or programmed 24 domestic television stations; and

- was one of the world's largest outdoor advertising companies based on its total advertising display inventory.

     Clear Channel also produced more than 100 syndicated programs and services for more than 6,500 radio stations, which programs include Rush Limbaugh, The Dr. Laura Schlessinger Show and The Rick Dees Weekly Top 40, three of the top-rated radio programs in the United States.

     In addition, Clear Channel has equity ownership interests in radio station companies in Australia, New Zealand, Mexico, Norway, England and the Czech Republic and outdoor advertising companies in Australia, China, Estonia, France, Hong Kong, New Zealand, Singapore and Thailand. Clear Channel also owns a 26% non-voting equity interest in Hispanic Broadcasting Corporation, a leading domestic Spanish-language broadcaster.

     On October 2, 1999, Clear Channel entered into a merger agreement with AMFM Inc. Following the AMFM merger, AMFM will be a wholly-owned subsidiary of Clear Channel. The merger between Clear Channel and AMFM is structured as a tax-free, stock-for-stock transaction and has received stockholder approval. Each share of AMFM common stock will convert into 0.94 shares of Clear Channel common stock. Based on the number of shares outstanding as of March 10, 2000 and assuming that no additional shares of AMFM common stock are issued before completion of the AMFM merger, Clear Channel will issue approximately 203,400,000 shares of Clear Channel common stock in the AMFM merger to the shareholders of AMFM. At December 31, 1999, AMFM owned, programmed or sold airtime for 456 domestic radio stations in 102 markets. In addition, AMFM operates a media representation business and a growing Internet business. Clear Channel and AMFM have proposed to divest between 110 and 115 radio stations in the aggregate in order to gain regulatory approvals for the AMFM merger. See "Business of Clear Channel -- The AMFM Merger" beginning on page 94.

     Clear Channel may not complete its merger with AMFM before it completes the merger with SFX, if at all. Numerous conditions must be satisfied before the completion of the AMFM merger, including the receipt of regulatory approvals and the completion of a review of the merger by the federal and state antitrust authorities. The proposed merger with SFX is not conditioned on the completion of Clear Channel's merger with AMFM. SFX stockholders should not assume that the AMFM merger will close in a timely manner, if at all.

     Clear Channel is a corporation organized under the laws of the State of Texas.

SFX ENTERTAINMENT, INC.
650 Madison Avenue
New York, New York 10022
Tel: (212) 838-3100

     SFX is the world's largest diversified promoter, producer and venue operator for live entertainment events. In addition, SFX is a leading fully integrated sports marketing and management company specializing in the repre-sentation of sports athletes and broadcasters, integrated event management, television programming and production and marketing consulting services. SFX operates the largest network of venues used principally for music concerts and other live entertainment events in the United States, with 92 venues in 31 of the top 50 markets. These venues include 17 amphitheaters in the top 10 markets and nine venues principally used for theatrical presentations. In addition, SFX owns or operates 28 international venues used primarily for theatrical presentations, principally in the United Kingdom.

     Through its large number of venues and strong presence in each of the markets it serves, SFX is able to provide integrated promotion, production and venue operation and event management services for a broad variety of live entertainment events. During 1999, SFX and the companies it acquired during 1999, promoted or produced over 23,000 events, including more than 7,800 music concerts, 13,300 theatrical shows, 1,400 family entertainment shows and 500 specialized sport events. Nearly 60 million people attended these events.

     SFX is a corporation organized under the laws of the State of Delaware.

THE MEETING (SEE PAGE 28)

     The meeting will be held on July 27, 2000 at 10:00 a.m., local time, at Winston & Strawn, 200 Park Avenue, 41st Floor, New York, New York 10166-4193. At the meeting, SFX stockholders will be asked:

     - to approve and adopt the charter amendment to facilitate the merger;

     - to approve and adopt the merger agreement and the merger;

     - to approve and adopt the 2000 Stock Option and Restricted Stock Plan to become effective if the proposed merger is not consummated;

     - to elect directors to serve until the merger is consummated or in the event the merger is not consummated;

     - to ratify the appointment of independent auditors to serve until the merger is consummated or in the event the merger is not consummated; and
     - conduct other business if properly raised.

RECORD DATE (SEE PAGE 28)

     You can vote at the meeting if you owned shares of SFX Class A or Class B common stock at the close of business on June 5, 2000. On that date, there were 64,262,888 shares of SFX Class A common stock and 2,545,557 shares of SFX Class B common stock outstanding and entitled to vote. Clear Channel has indicated to SFX that, as of the record date, it held 3,000,000 shares of SFX Class A common stock.

VOTE REQUIRED (SEE PAGE 29)

     Approval and adoption of the charter amendment and the merger and the merger agreement require the favorable vote of the holders of a majority of the outstanding shares of SFX common stock voting together as a single class and a majority of the outstanding shares of SFX Class A common stock and Class B common stock voting as separate classes. In connection with the vote of holders of SFX Class A common stock and SFX Class B common stock together as one class, holders of SFX Class A common stock may cast one vote for each share owned and holders of SFX Class B common stock may cast ten votes for each share owned on that date.

     The election of directors will require a different vote. The director candidates receiving the most votes will be elected to fill the seats on the Board. If you hold shares of Class A common stock you will be entitled to elect four members of the SFX Board of Directors by a separate class vote, without the participation of the holders of Class B common stock. In the election of the other eight members of the Board, and all other proposals submitted for a vote, the Class A common stock and the Class B common stock will vote together as a single class, with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes.

     Approval of SFX's 2000 Stock Option and Restricted Stock Plan and ratification of the independent auditors requires the favorable vote of a majority of the votes cast.

REASONS FOR THE MERGER (SEE PAGE 39)

     In reaching its decision, the SFX Board consulted with its financial and legal advisors and considered a variety of factors, including the strategic alternatives available to SFX (including remaining an independent company), the terms and conditions of the merger agreement (including the premium to SFX stockholders for their SFX common stock), the opportunity for SFX stockholders to participate in the combined company and the tax consequences of the merger to SFX stockholders.

RECOMMENDATION OF THE SFX BOARD (SEE
PAGE 39)

     The SFX Board of Directors believes that the merger is advisable and in your best interests. The SFX Board has approved the merger and has approved and adopted the merger agreement and the transactions contemplated in the merger agreement, including the charter amendment, and recommends that you vote "FOR" approval and adoption of the charter amendment necessary to facilitate the merger, the merger and the merger agreement.

     The SFX Board also recommends that you vote "FOR" the approval and adoption of the 2000 Stock Option and Restricted Stock Plan, the election of the director nominees and the ratification of the independent auditors for fiscal year 2000.

OPINIONS OF FINANCIAL ADVISORS OF THE SFX BOARD AND THE SFX SPECIAL COMMITTEE (SEE PAGE 41)

     Lehman Brothers, financial advisor to the Special Committee of the SFX Board, rendered a written opinion, dated February 27, 2000, to the Special Committee that, as of the date of the opinion, and subject to the assumptions, qualifications and limitations set forth in the opinion, the Class A exchange ratio was fair, from a financial point of view, to the holders of SFX Class A common stock. Bear, Stearns & Co. Inc., financial advisor to the SFX Board, has rendered a written opinion, dated February 28, 2000, to the SFX Board that, as of the date of the opinion, and subject to the assumptions, qualifications and limitations set forth in the opinion, the Class A exchange ratio in the merger was fair, from a financial point of view, to the holders of SFX Class A common stock other than those who are also holders of Class B common stock and their affiliates and other than Clear Channel and its affiliates. Lehman Brothers, financial advisor to the Special Committee of the SFX Board, also rendered a written opinion dated May 16, 2000, to the Special Committee to the effect that as of the date of the opinion, and subject to the assumptions, qualifications and limitations set forth in the opinion, the Class A exchange ratio was fair, from a financial point of view, to the holders of SFX Class A common stock.

     The full text of the written opinions of Lehman Brothers and Bear, Stearns & Co. Inc., are attached to this document as APPENDICES B AND C. We encourage you to read the opinions carefully in their entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by each of Lehman Brothers and Bear, Stearns & Co. Inc. in providing their opinions. The opinions of Lehman Brothers and Bear, Stearns & Co. Inc. are directed to the Special Committee of the SFX Board and the SFX Board, respectively, and do not constitute recommendations to any stockholder with respect to any matter relating to the merger.

THE CHARTER AMENDMENT (SEE PAGE 31)

     Partially to ensure a class vote on any transaction involving a premium to one class of SFX stock, SFX's charter requires that all SFX stockholders receive the same consideration in a merger or similar transaction. Accordingly, we propose that the charter be amended to modify these provisions so as to permit the holders of SFX Class A common stock and SFX Class B common stock to receive different consideration in the proposed transaction. Approval of the charter amendment will enable the merger to be consummated.

THE MERGER (SEE PAGE 33)

     We propose that a wholly-owned subsidiary of Clear Channel formed for the purpose of the merger, merge with and into SFX. As a result, SFX will become a wholly-owned subsidiary of Clear Channel.

     We have attached the merger agreement, as amended which is the legal document that governs the merger, as APPENDIX A. We encourage you to carefully read this document. Please see the section titled "Where You Can Find More Information" on page 130 for instructions on how to obtain copies of these appendices.

     WHAT YOU WILL RECEIVE IN THE MERGER

     Each share of SFX Class A common stock will be exchanged for 0.6 shares of Clear Channel common stock. Each share of SFX Class B common stock will be exchanged for 1.0 share of Clear Channel common stock. Because the number of shares of Clear Channel common stock that you will receive in the merger is fixed, the value of the shares of Clear Channel common stock you will receive in the merger will fluctuate as the price of Clear Channel common stock changes.

     In addition, on May 12, 2000, SFX and counsel to the plaintiffs in the stockholder litigation relating to the merger entered into a memorandum of understanding regarding a proposed settlement that would result in a modification of the consideration payable to such holders in the merger. Under the proposed settlement, if and when such settlement is approved by the court, the defendants would pay to the holders of the SFX Class A common stock an aggregate of $34.5 million, payable in either cash or Clear Channel common stock, at the option of the defendants, less the amount of fees and expenses awarded to plaintiffs' counsel by the court. See "Merger -- Litigation."

     You will have to surrender your SFX common stock certificates to receive Clear Channel common stock certificates. HOWEVER, PLEASE DO NOT SEND ANY SFX COMMON STOCK CERTIFICATES UNTIL YOU RECEIVE WRITTEN INSTRUCTIONS AFTER WE COMPLETE THE MERGER.

     CONDITIONS (SEE PAGE 81)

     SFX and Clear Channel will complete the merger only if certain conditions are satisfied or waived, including the following:

     - approval of the charter amendment by the SFX stockholders;

     - approval of the merger and the merger agreement by the SFX stockholders;

     - receipt of opinions of tax advisors that the merger will be non-taxable for U.S. federal income tax purposes.

     TERMINATION (SEE PAGE 82)
     The merger agreement may be terminated in the following circumstances:

     - Either company may terminate the merger agreement if:

       -- the merger is not completed by January 31, 2001, provided that the party seeking termination is not in material breach;

       -- a final and nonappealable order is entered enjoining or prohibiting the completion of the merger;

       -- an applicable law, rule or regulation makes the merger illegal;

       -- the charter amendment, the merger and the merger agreement fail to receive SFX stockholder approval after a vote; or

       -- the other party materially breaches its representations, warranties or covenants under the merger agreement and the breaching party fails to cure the breach within 20 business days of receiving written notice of such breach.

     - Clear Channel may terminate the merger agreement if certain events (each, an "SFX Triggering Event") shall have occurred, including the following:

       -- the SFX Board fails to recommend to its stockholders to vote to adopt the merger agreement (or withdraws or modifies its recommendation in a manner adverse to Clear Channel);

       -- SFX fails to include in its proxy statement the recommendation of its Board of Directors to vote to approve the merger agreement or a statement to the effect that the SFX Board believes that the merger is in the best interests of the SFX stockholders;

       -- the SFX Board fails to publicly reaffirm its recommendation to approve the merger or fails to reaffirm its statement that the merger is in the best interests of the stockholders within 10 business days of receiving a written request by Clear Channel for a reaffirmation;

       -- the SFX Board approves, endorses or recommends another Acquisition
          Proposal;

       -- SFX enters into a letter of intent or other similar document relating to another Acquisition Proposal;

       -- SFX fails to hold a stockholder meeting within 75 days after the registration statement registering the Clear Channel common stock to be issued in the merger is declared effective;

       -- a tender or exchange offer for SFX shares is commenced and SFX does not send a statement to its stockholders recommending rejection of such tender or exchange offer within 10 business days thereafter;

       -- SFX fails to issue a press release reaffirming the SFX Board recommendation to approve the merger within 10 business days after an Acquisition Proposal is publicly announced; or

       -- SFX, any of its subsidiaries or an SFX representative violates the no solicitation covenant, other than in an immaterial respect.

     Clear Channel and SFX may also mutually agree to terminate the merger agreement without completing the merger.

     TERMINATION FEES (SEE PAGE 83)

     SFX must pay Clear Channel a fee of $100 million plus up to $20 million of reasonably documented out-of-pocket expenses as follows:

     - if one of the following circumstances occur:

       -- Clear Channel or SFX terminates the merger agreement because SFX stockholders fail to adopt the merger, the merger agreement and the charter amendment at a duly held stockholders meeting;

       -- Clear Channel terminates the merger agreement due to the occurrence of an SFX Triggering Event;

       -- Clear Channel terminates the merger agreement because SFX has materially breached a representation, warranty or covenant under the merger agreement that is within SFX's control and SFX does not cure such breach within 20 business days of receiving written notice of such breach; or

       -- Clear Channel terminates the merger agreement because the closing has not occurred by January 31, 2001 and SFX has materially breached a representation, warranty or covenant under the merger agreement within its control;

     and

     - within 10 months after the termination of the merger agreement one of the following occurs:

       -- SFX consummates a transaction that would constitute an Acquisition
          Proposal;

       -- SFX enters into a definitive agreement for a transaction that would constitute an Acquisition Proposal and such transaction is consummated whether or not within such 10 month period; or

       -- any person or group (as defined under Section 13(d) of the Securities
          Exchange Act of 1934) acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of any class of SFX common stock.

     If Clear Channel terminates the merger agreement due to the occurrence of an SFX Triggering Event, then SFX must pay Clear Channel a fee of $50 million plus up to $20 million of reasonably documented out-of-pocket expenses within 48 hours of such termination. Fees and expenses paid by SFX under this provision would be credited against fees and expenses otherwise payable under the merger agreement, as previously described.

     If SFX or Clear Channel terminates the merger agreement because SFX fails to obtain approval of the merger agreement by its stockholders at a duly held meeting, and

       -- Clear Channel does not have the right to terminate the merger agreement because of an SFX Triggering Event;

       -- SFX does not enter into an Acquisition Agreement within 75 days after the date of such termination; and

       -- The average market value of Clear Channel's common stock is less than $69.72 per share during a specified pricing period,

then SFX must reimburse Clear Channel for up to $20 million of reasonably documented out-of-pocket expenses but no termination fee would be payable.

     REGULATORY MATTERS (SEE PAGE 69)

     Clear Channel and SFX have received notice of early termination of the waiting period during which the U.S. regulatory authorities reviewed the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Clear Channel and SFX have made filings and taken other actions, and will continue to take actions, necessary to obtain approvals from foreign governmental authorities in connection with the proposed transactions, including antitrust authorities. Clear Channel and SFX have agreed to use reasonable best efforts to obtain any governmental consents and approvals required in connection with the merger.

     We expect to obtain all material required governmental approvals and, if all other conditions to the merger are satisfied, complete the merger early in the third quarter of 2000. We cannot be certain, however, that Clear Channel and SFX will obtain all required governmental approvals, or that we will obtain these approvals without conditions that would be detrimental to Clear Channel or SFX.

     ACCOUNTING TREATMENT (SEE PAGE 56)

     Clear Channel will account for the merger as a purchase. Clear Channel will record, at fair value, the acquired assets and assumed liabilities of SFX, and to the extent that the total purchase price consideration exceeds the fair value of assets acquired and liabilities assumed, Clear Channel will record goodwill. Accordingly, Clear Channel will include the revenues and expenses of SFX in Clear Channel's financial statements from the date of consummation of the merger.

     NYSE LISTING
     Clear Channel will list the shares of Clear Channel common stock to be issued in the merger on the New York Stock Exchange.

     OWNERSHIP OF SHARES AFTER THE MERGER

     After giving effect to the merger, the former holders of SFX common stock will hold approximately 9.7% of the outstanding Clear Channel common stock based upon the number of outstanding shares of Clear Channel common stock as of June 5, 2000, and 6.3%, after giving effect to the AMFM merger.

     VOTING AND STOCKHOLDER AGREEMENTS (SEE PAGE 85)

     Robert F.X. Sillerman, Michael G. Ferrel, Howard J. Tytel and Thomas P. Benson, each of whom is a member of SFX senior management, have agreed to vote the shares of SFX common stock they own or have the right to vote in favor of the merger. Messrs. Sillerman and Ferrel have each entered into a stockholder agreement with Clear Channel, a form of which is attached to this document as APPENDIX E. Messrs. Tytel and Benson have each entered into a voting agreement with Clear Channel, a form of which is attached to this document as APPENDIX F. As of June 5, 2000, these shares represented approximately 10.9% of the outstanding shares of Class A common stock entitled to vote on the charter amendment, the merger and the merger agreement and all of the shares of Class B common stock entitled to vote on the charter amendment and the merger.

     In addition, such members of senior management owned options or other convertible securities to purchase 5,303,281 shares of SFX Class A common stock as of June 5, 2000, none of which have voting rights until the securities are exercised. Convertible securities to purchase 2,783,662 shares of SFX Class A common stock held by such individuals were exercisable as of that date. The members of management are not obligated to exercise any convertible securities, but have agreed to vote any shares of common stock that may be issued upon exercise of such convertible securities in favor of the merger.

     INTERESTS OF OFFICERS AND DIRECTORS (SEE PAGE 56)

     When considering the merger agreement, the SFX Board and its Special Committee were aware that certain of the officers and directors of SFX may have interests and arrangements that may be different from your interests as stockholders. These include different consideration in the merger, rights under certain employment agreements, stock-based benefits awards, as well as employment and other arrangements with Clear Channel in connection with and following the merger.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     After the merger, Clear Channel plans to form a new business group consisting of the assets and operations of SFX. The new business group will be a part of Clear Channel's entertainment unit. Clear Channel expects that members of current SFX management will work in the new business group after the merger. However, several members of senior management of SFX are not expected to continue as employees of SFX or Clear Channel following the merger. The headquarters of the new business group is expected to be in New York, New York.

EFFECTS OF THE MERGER ON THE RIGHTS OF SFX STOCKHOLDERS (SEE PAGE 124)

     The rights of SFX stockholders who receive Clear Channel shares in the merger will be governed by Texas law and by Clear Channel's restated articles of incorporation and Clear Channel's by-laws. The rights of SFX stockholders under Clear Channel's restated articles of incorporation and by-laws will differ in certain respects from the rights under SFX's amended and restated certificate of incorporation and by-laws.

FORWARD-LOOKING STATEMENTS (SEE PAGE 130)

     Clear Channel and SFX have made forward-looking statements in this document and in the documents to which we have referred you. These statements are subject to risks and uncertainties, and therefore may not prove to be correct. Forward-looking statements include assumptions as to how Clear Channel may perform after the merger, and, accordingly, it is uncertain whether any of the events anticipated by the forward-looking statements will occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of Clear Channel or the price of its common stock. See page 130 for further details.

     When we use words like "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. For those statements, Clear Channel and SFX claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

          CLEAR CHANNEL SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following sets forth summary historical financial data for Clear Channel for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000. The financial data for the three month periods ended March 31, 1999 and 2000 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Clear Channel considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. After-tax cash flow is net income before unusual and non-recurring items plus depreciation and amortization of intangibles (including that of nonconsolidated affiliates). EBITDA is net income before interest expense, income taxes, and depreciation and amortization. You should not consider after-tax cash flow and EBITDA in isolation from, or as a substitute for, or more meaningful than, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of operating performance, or as an alternative to operating cash flows as a measure of liquidity. Although after-tax cash flow and EBITDA are not calculated in accordance with generally accepted accounting principles, they are widely used in the media industry as a measure of a company's operating performance because they assist in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods, particularly where acquisitions are involved, or non-operating factors such as historical cost bases. In addition, Clear Channel's calculation of after-tax cash flows and EBITDA is not necessarily comparable to similarly titled measures reported by other companies, including SFX.

     Acquisitions and dispositions significantly impact the comparability of the historical consolidated financial data reflected in this financial data. This information is only a summary and you should read the information presented below in conjunction with the Consolidated Financial Statements and the Notes thereto for Clear Channel, incorporated into this document by reference, which qualify the information presented below in its entirety.

                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,               MARCH 31,
                                     ----------------------------------   ---------------------
                                       1997        1998         1999        1999        2000
                                     --------   ----------   ----------   ---------   ---------
                                                                               (UNAUDITED)
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue........................  $697,068   $1,350,940   $2,678,160   $ 376,787   $ 782,539
Operating expenses.................   394,404      767,265    1,632,115     244,822     519,961
Depreciation and amortization......   114,207      304,972      722,233     110,648     220,054
Corporate expenses.................    20,883       37,825       70,146      12,447      24,578
                                     --------   ----------   ----------   ---------   ---------
Operating income...................   167,574      240,878      253,666       8,870      17,946
Interest expense...................    75,076      135,766      192,321      31,832      55,549
Gain on sale of stations...........        --           --      138,659          --          --
Other income (expense).............    11,579       12,810       20,209      10,919         398
                                     --------   ----------   ----------   ---------   ---------
Income (loss) before income taxes,
  equity in net income of
  consolidated affiliates and
  extraordinary item...............   104,077      117,922      220,213     (12,043)    (37,205)
Income taxes.......................    47,116       72,353      150,635       2,889       5,133
                                     --------   ----------   ----------   ---------   ---------
Income (loss) before equity in net
  income of nonconsolidated
  affiliates and extraordinary
  items............................    56,961       45,569       69,578     (14,932)    (42,338)
Equity in net income of
  nonconsolidated affiliates.......     6,615        8,462       16,077       2,196       2,936
                                     --------   ----------   ----------   ---------   ---------
Income (loss) before extraordinary
  item.............................    63,576       54,031       85,655     (12,736)    (39,402)
Extraordinary item.................        --           --      (13,185)         --          --
                                     --------   ----------   ----------   ---------   ---------
Net income (loss)..................  $ 63,576   $   54,031   $   72,470   $ (12,736)  $ (39,402)
                                     ========   ==========   ==========   =========   =========

                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,               MARCH 31,
                                     ----------------------------------   ---------------------
                                       1997        1998         1999        1999        2000
                                     --------   ----------   ----------   ---------   ---------
                                                                               (UNAUDITED)
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) per common
  share:(1)
  Income before extraordinary
     item -- Basic.................  $   0.36   $     0.23   $     0.27   $   (0.05)  $   (0.12)
  Extraordinary item...............        --           --        (0.04)         --          --
                                     --------   ----------   ----------   ---------   ---------
  Net income (loss) Basic..........  $   0.36   $     0.23   $     0.23   $   (0.05)  $   (0.12)
                                     ========   ==========   ==========   =========   =========
  Income (loss) before
     extraordinary item  Diluted...  $   0.33   $     0.22   $     0.26   $   (0.05)  $   (0.12)
  Extraordinary item...............                               (0.04)         --          --
                                     --------   ----------   ----------   ---------   ---------
  Net income (loss) Diluted........  $   0.33   $     0.22   $     0.22   $   (0.05)  $   (0.12)
                                     ========   ==========   ==========   =========   =========
Weighted-average common shares
  outstanding (1)
  Basic............................   176,960      236,060      312,610     265,850     338,803
                                     ========   ==========   ==========   =========   =========
  Diluted..........................   183,030      249,123      324,408     280,918     374,994
                                     ========   ==========   ==========   =========   =========

                                                                            THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                 MARCH 31,
                                  --------------------------------------   ---------------------
                                     1997          1998         1999         1999        2000
                                  -----------   ----------   -----------   ---------   ---------
                                                                                (UNAUDITED)
                                                          (IN THOUSANDS)
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating
  activities....................  $   166,497   $  278,989   $   639,406   $  90,273   $ 175,257
                                  ===========   ==========   ===========   =========   =========
Cash flows from investing
  activities....................  $(1,345,828)  $1,602,318   $(1,474,170)  $(148,115)  $(551,463)
                                  ===========   ==========   ===========   =========   =========
Cash flows from financing
  activities....................  $ 1,187,287   $1,335,170   $   874,990   $  51,634   $ 619,611
                                  ===========   ==========   ===========   =========   =========

                                                               DECEMBER 31,
                                                         ------------------------    MARCH 31,
                                                            1998         1999          2000
                                                         ----------   -----------   -----------
                                                                                    (UNAUDITED)
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $   36,498   $    76,724   $   320,129
Total assets...........................................   7,539,918    16,821,512    17,522,631
Long-term debt, net of current(2)......................   2,323,643     4,093,543     4,698,997
Stockholder' equity....................................   4,483,429    10,084,037    10,140,635

                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,               MARCH 31,
                                      --------------------------------   -----------------------
                                        1997       1998        1999         1999         2000
                                      --------   --------   ----------   ----------   ----------
                                                                (IN THOUSANDS)
OTHER DATA:
After-tax cash flow.................  $192,723   $381,555   $  752,777   $  103,861   $  192,225
                                      ========   ========   ==========   ==========   ==========
EBITDA..............................  $299,975   $567,122   $1,137,659   $  132,633   $  241,334
                                      ========   ========   ==========   ==========   ==========

---------------

(1) Adjusted to reflect the effect of a two-for-one stock split distributed in July 1998.

(2) Includes $575 million aggregate principal amount of 2 5/8% senior convertible notes due April 1, 2003 issued on March 30, 1998 and $1 billion aggregate principal amount of 1.5% senior convertible notes due December 1, 2002 issued on November 24, 1999.

               SFX SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     We derived the summary historical consolidated financial data presented below from the audited and unaudited consolidated financial statements of SFX. This information is only a summary and therefore you should read it in conjunction with the historical consolidated financial statements, the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for SFX incorporated by reference in this document. The financial data as of March 31, 2000, and for each of, the three months ended March 31, 1999 and 2000 are unaudited; however, in our opinion, they reflect all adjustments, consisting of only normal recurring items, necessary for a fair presentation of the financial position and results of operations of such periods. The results for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full fiscal year."EBITDA" is defined as earnings before interest, taxes, net other income, net gains on sales of assets, non-cash, merger and non-recurring charges and depreciation and amortization, including integration and start-up costs. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principals ("GAAP"), SFX believes that EBITDA is accepted by the entertainment industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of entertainment companies. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining SFX's operating performance or liquidity which is calculated in accordance with GAAP. SFX believes that the operating performance of entertainment companies, such as SFX, is measured, in part, by their ability to generate EBITDA. Further, SFX uses EBITDA as its primary indicator of operating performance and as a measure of liquidity. EBITDA, as SFX calculates it, may not be comparable to calculations of similarly titled measures presented by other companies, including Clear Channel.

                                                                               THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                MARCH 31,
                                        ----------------------------------   -----------------------
                                          1997        1998         1999         1999         2000
                                        --------   ----------   ----------   ----------   ----------
                                                                                   (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue...............................  $ 96,653   $  888,916   $1,684,355   $  276,121   $  427,889
Operating expenses....................    83,417      790,504    1,478,813      248,152      391,468
Depreciation and amortization(1)......     5,431       62,197      142,583       26,228       49,019
Non-cash charges......................        --       34,051        7,250          983       69,897
Merger and non-recurring charges......        --        5,600           --           --       12,123
Corporate expenses....................     2,206       11,194       18,524        5,180        6,322
                                        --------   ----------   ----------   ----------   ----------
Operating income (loss)...............     5,599      (14,630)      37,185       (4,422)    (100,940)
Interest expense......................    (1,590)     (50,759)    (100,825)     (18,805)     (36,576)
Other income, net.....................       295        2,455        6,577          506        3,168
Gains on sales of assets, net.........        --           --          760           --           --
                                        --------   ----------   ----------   ----------   ----------
Income (loss) before income taxes.....     4,304      (62,934)     (56,303)     (22,721)    (134,348)
Income tax (provision) benefit........      (490)      (3,000)      (1,597)       5,096       17,257
                                        --------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  loss................................     3,814      (65,934)     (57,900)     (17,625)    (117,091)
Extraordinary loss, net of taxes......        --           --       (2,490)          --           --
                                        --------   ----------   ----------   ----------   ----------
Net income (loss).....................  $  3,814   $  (65,934)  $  (60,390)  $  (17,625)  $ (117,091)
                                        ========   ==========   ==========   ==========   ==========
Income (loss) per basic and dilutive
  common share before extraordinary
  item(2).............................  $   0.18   $    (1.83)  $    (1.06)  $    (0.37)  $    (1.77)
Extraordinary loss per common share...        --           --        (0.04)          --           --
                                        --------   ----------   ----------   ----------   ----------
Net income (loss) per basic and
  dilutive common share(2)............  $   0.18   $    (1.83)  $    (1.10)  $    (0.37)  $    (1.77)
                                        ========   ==========   ==========   ==========   ==========

                                                                               THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                MARCH 31,
                                        ----------------------------------   -----------------------
                                          1997        1998         1999         1999         2000
                                        --------   ----------   ----------   ----------   ----------
                                                                                   (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER OPERATING DATA:
EBITDA................................  $ 11,030   $   87,218   $  187,018   $   22,789   $   30,099
Cash provided by (used in):
Operating activities..................  $  1,005   $   27,441   $   34,879   $    5,322   $   23,925
Investing activities..................   (73,296)    (891,920)    (883,156)    (275,651)    (171,466)
Financing activities..................    78,270      906,521    1,184,554      303,538       42,077

                                                              DECEMBER 31,
                                                   ----------------------------------    MARCH 31,
                                                     1997        1998         1999         2000
                                                   --------   ----------   ----------   -----------
                                                                                        (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Current assets...................................  $ 11,220   $  148,733   $  587,842   $  518,182
Property and equipment, net......................    59,685      292,626      686,246      688,738
Goodwill, net....................................    60,306      874,783    1,503,981    1,601,329
Total assets.....................................   146,942    1,383,452    2,948,873    3,009,881
Current liabilities..............................    22,437      163,414      361,678      473,022
Long-term debt...................................    15,255      768,195    1,384,992    1,418,088
Temporary equity-stock subject to redemption.....        --       16,500       18,876       17,026
Stockholders' equity.............................   102,144      378,536    1,099,969    1,036,370

---------------

(1) Includes $2,406 and $12,701 of integration and start-up costs for the years ended December 31, 1998 and 1999, respectively and includes $1,428 and $3,734 of integration and start-up costs for the three months ended March 31, 1999 and March 31, 2000, respectively.

(2) Adjusted to reflect a three-for-two stock split which occurred in July 1999.

   SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

     The following summary unaudited pro forma combined condensed consolidated financial data give effect to the merger, which Clear Channel will account for as a purchase in accordance with GAAP. The statements of operations data assume that the merger was completed on January 1, 1999, and the balance sheet data assumes that the merger was completed on March 31, 2000. Clear Channel's pro forma statements of operations data also give effect to recently completed significant acquisitions as more completely described in the unaudited pro forma combined condensed consolidated financial statements, including the notes thereto, beginning on page P-1. The unaudited pro forma combined condensed consolidated financial data does not reflect any cost savings and other synergies which management of Clear Channel and SFX anticipate will result from the merger and is not necessarily indicative of the results of operations or the financial positions which would have occurred had the merger been completed on the dates indicated, nor is it necessarily indicative of future results of operations or financial position. This information is only a summary and you should read the information presented below in conjunction with the historical consolidated financial statements of Clear Channel and SFX and the unaudited pro forma combined condensed consolidated financial statements, including the notes thereto, beginning on page P-1.

                                                       YEAR ENDED DECEMBER 31, 1999
                                        -----------------------------------------------------------
                                                                     CLEAR CHANNEL   CLEAR CHANNEL,
                                                                        AND SFX       AMFM AND SFX
                                        CLEAR CHANNEL      SFX         PRO FORMA       PRO FORMA
                                          PRO FORMA     HISTORICAL      MERGER           MERGER
                                        -------------   ----------   -------------   --------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue...........................   $ 2,949,807    $1,684,355    $ 4,625,822      $ 6,301,429
Operating income (loss)...............       231,036        37,185        170,513         (191,220)
Income (loss) before extraordinary
  item................................       (49,479)      (57,900)      (196,786)        (676,150)
Income (loss) before extraordinary
  item per common share:
  Basic...............................   $     (0.15)   $    (1.06)   $     (0.52)     $     (1.16)
  Diluted.............................   $     (0.15)   $    (1.06)   $     (0.52)     $     (1.16)
Weighted-average common shares
  outstanding:
  Basic...............................       340,249        58,204        379,251          582,515
  Diluted.............................       358,149        61,542        399,153          608,324

                                            AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                        -----------------------------------------------------------
                                                                     CLEAR CHANNEL   CLEAR CHANNEL,
                                                                        AND SFX       AMFM AND SFX
                                        CLEAR CHANNEL      SFX         PRO FORMA       PRO FORMA
                                         HISTORICAL     HISTORICAL      MERGER           MERGER
                                        -------------   ----------   -------------   --------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue...........................   $   782,539    $  427,889    $ 1,208,397      $ 1,549,443
Operating income (loss)...............        17,946      (100,940)       (92,792)        (203,093)
Income (loss) before extraordinary
  item................................       (39,402)     (117,091)      (165,230)        (311,181)
Income (loss) before extraordinary
  item per common share:
  Basic...............................   $     (0.12)   $    (1.77)   $     (0.44)     $     (0.54)
  Diluted.............................   $     (0.12)   $    (1.77)   $     (0.44)     $     (0.54)
Weighted-average common shares
  outstanding:
  Basic...............................       338,803        66,416        377,813          581,077
  Diluted.............................       374,994        71,108        416,820          625,991
BALANCE SHEET DATA:
Total assets..........................   $17,522,631    $3,009,881    $22,597,074      $48,349,966
Long-term debt, net of current(1).....     4,698,997     1,418,088      6,159,523        9,114,939
Shareholders' equity..................    10,140,635     1,036,370     13,212,274       30,749,096

---------------

(1) For Clear Channel, includes $575 million aggregated principal amount of 2.625% senior convertible notes due April 1, 2003 issued on March 30, 1998 and $1 billion aggregate principal amount of 1 1/2% senior convertible notes due December 1, 2002 issued on November 24, 1999. For SFX, excludes $17.0 million of temporary equity.

                           COMPARATIVE PER SHARE DATA

     We have set forth below book value per share, historical net income (loss) per share before extraordinary items, and cash dividends per share of SFX and Clear Channel and unaudited pro forma per share data. You should read the data set forth below in conjunction with the SFX and Clear Channel audited financial statements, including the notes thereto, from which we have derived the data set forth below. Clear Channel and SFX have incorporated their audited financial information into this document by reference. You should also read the data in conjunction with the unaudited pro forma combined condensed consolidated financial statements, including the notes thereto, included elsewhere in this document.

                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999
                                            ----------------------------------------------------------
                                                                         CLEAR CHANNEL   CLEAR CHANNEL
                                            CLEAR CHANNEL      SFX          AND SFX      AMFM AND SFX
                                             HISTORICAL     HISTORICAL     PRO FORMA       PRO FORMA
                                            -------------   ----------   -------------   -------------
Book value per share:
  Basic...................................     $32.26         $18.90        $34.55          $52.55
  Diluted.................................      31.08          17.87         32.83           50.32
Income (loss) per share before
  extraordinary item:
  Basic...................................       0.27          (1.06)        (0.52)          (1.16)
  Diluted.................................       0.26          (1.06)        (0.52)          (1.16)
Cash dividends per share..................         --             --            --              --

                                               AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                            ----------------------------------------------------------
                                                                         CLEAR CHANNEL   CLEAR CHANNEL
                                            CLEAR CHANNEL      SFX          AND SFX      AMFM AND SFX
                                             HISTORICAL     HISTORICAL     PRO FORMA       PRO FORMA
                                            -------------   ----------   -------------   -------------
Book value per share:
  Basic...................................     $29.93         $15.60        $34.97          $52.92
  Diluted.................................      27.04          14.57         31.70           49.12
Income (loss) per share before
  extraordinary item:
  Basic...................................      (0.12)         (1.77)        (0.44)          (0.54)
  Diluted.................................      (0.12)         (1.77)        (0.44)          (0.54)
Cash dividends per share..................         --             --            --              --

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     The following table sets forth the high and low closing bid prices for a share of Clear Channel common stock and for a share of SFX Class A common stock for the period indicated. The prices are as reported on the NYSE Composite Transaction Tape or on Nasdaq, as applicable, based on published financial sources. The shares of Class A common stock of SFX were listed and traded on Nasdaq from April 21, 1998 until June 7, 1999 and have been quoted on the New York Stock Exchange since June 7, 1999. Between February 18, 1998, and April 20, 1998, the SFX Class A common stock traded on a when-issued basis in the over-the-counter market. Because the shares of SFX Class A common stock have been publicly traded only since February 18, 1998, market prices of shares of SFX Class A common stock are not available before that time. SFX Class A common stock is currently traded on the New York Stock Exchange under the symbol "SFX." Clear Channel common stock is currently traded on the New York Stock Exchange under the symbol "CCU." The information below reflects a two-for-one stock split of Clear Channel's outstanding common stock effected in July 1998 and a three-for-two stock split of SFX's outstanding common stock effected in July 1999.

                                                   CLEAR CHANNEL            SFX
                                                    COMMON STOCK       COMMON STOCK
                                                  ----------------   -----------------
                                                   HIGH      LOW      HIGH       LOW
                                                  -------   ------   -------   -------
FISCAL YEAR 1997:
  First Quarter.................................  $ 24.81   $17.13        --        --
  Second Quarter................................    31.69    21.38        --        --
  Third Quarter.................................    34.38    29.31        --        --
  Fourth Quarter................................    39.72    30.00        --        --
FISCAL YEAR 1998:
  First Quarter(1)..............................  $ 50.03   $36.72   $ 16.83   $ 13.08
  Second Quarter................................    54.56    44.06     30.58     16.67
  Third Quarter.................................    61.75    40.38     36.67     17.96
  Fourth Quarter................................    54.50    36.13     36.58     15.08
FISCAL YEAR 1999:
  First Quarter.................................  $ 67.44   $53.13     43.04     35.50
  Second Quarter................................    74.00    65.06     46.58     35.54
  Third Quarter.................................    79.88    64.38     51.67     30.63
  Fourth Quarter................................    90.25    71.25     36.56     26.38
FISCAL YEAR 2000:
  First Quarter.................................  $95.375   $60.00   $42.875   $30.687

---------------

(1) For SFX, the market price information is for the period beginning February 18, 1998.

     Because the exchange ratio in the merger is fixed and because the market price of Clear Channel common stock is subject to fluctuation, the market value of the shares of Clear Channel common stock that the SFX stockholders will receive in the merger may increase or decrease before and after the meeting. WE URGE SFX STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR CLEAR CHANNEL COMMON STOCK. WE CANNOT GIVE ANY ASSURANCE AS TO THE FUTURE PRICES OR MARKETS FOR CLEAR CHANNEL COMMON STOCK.

     On February 28, 2000, the last trading day prior to the public announcement of the merger agreement, the closing sale price of a share of Clear Channel common stock was $76.88, and the closing sale price of a share of SFX Class A common stock was $38.00. On June 2, 2000, a recent trading day prior to the printing of this document, the closing price of a share of Clear Channel common stock was $75.75, and the closing price of a share of SFX Class A common stock was $44.875. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     Neither Clear Channel nor SFX has declared a cash dividend on its common stock since it became a public company. Clear Channel intends to retain future earnings for use in its business and does not anticipate paying any cash dividends on Clear Channel common stock in the foreseeable future. Clear Channel's credit facility limits its ability to pay dividends, other than dividends payable wholly in Clear Channel capital stock. SFX is not permitted to pay any dividends by the terms of the merger agreement, as more fully described under "The Merger Agreement -- Covenants and Agreements -- Conduct of Business of SFX Pending the Merger." Furthermore, SFX's note indentures significantly restrict its ability to pay dividends on SFX common stock in the future, and the payment of cash dividends is currently prohibited under SFX's senior credit facility. Subject to the aforementioned restrictions, the decision to declare a dividend, and the amount thereof, if any, will be in the sole discretion of the board of directors of SFX.

                      RISK FACTORS RELATING TO THE MERGER

     You should carefully consider the following important factors, in addition to those discussed in the documents that we have filed with the Securities and Exchange Commission which we have incorporated by reference in this document, to determine whether to vote for the proposals relating to the merger.

FIXED EXCHANGE RATIO DESPITE CHANGES IN OUR RESPECTIVE STOCK PRICES

     The Class A and Class B exchange ratios are fixed ratios that will not be adjusted as a result of any increase or decrease in the price of either Clear Channel common stock or SFX common stock. The prices of SFX common stock and Clear Channel common stock at the time the merger is completed may be higher or lower than their prices on the date of this document or on the date of the meeting of stockholders. Changes in the business, operations or prospects of SFX or Clear Channel, market assessments of the likelihood that the merger will be completed, regulatory considerations, general market and economic conditions, or other factors may affect the prices of SFX common stock, Clear Channel common stock or both. Most of these factors are beyond our control. Since the merger will be completed only after all the conditions to the merger are satisfied, including the holding of the meeting of our stockholders, there is no way to be sure that the price of SFX common stock or of Clear Channel common stock on the date of the meeting will be indicative of its price at the time the merger is completed. We urge you to obtain current market quotations for both SFX common stock and Clear Channel common stock.

UNCERTAINTIES IN INTEGRATING OUR BUSINESS OPERATIONS

     In deciding that the merger is in the best interests of our stockholders, the SFX Board considered the potential complementary effects of combining our company, assets, personnel and operational expertise with those of Clear Channel. Integrating businesses, however, involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired company, challenges in retaining customers and potential adverse short-term effects on operating results.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations in favor of the merger by the SFX Board, you should be aware that certain directors and executive officers of SFX may be deemed to have conflicts of interest with respect to the merger. Some directors and officers of SFX will receive a higher consideration for their shares of SFX common stock in the merger, have agreed to vote their SFX common stock in favor of the merger, will receive benefits under employment agreements (including vesting of existing options) or benefit plans as a result of the merger and have entered into certain agreements with Clear Channel affecting events at or following the merger. In addition, certain directors and officers of SFX may become employees of Clear Channel. The SFX Board considered these interests, together with other relevant factors, in deciding to recommend that you approve the merger.

THE COMBINED COMPANY WILL HAVE SUBSTANTIAL PRO FORMA LOSSES

     On a pro forma basis, after giving effect to the merger with Jacor Communications, Inc., which Clear Channel completed during 1999 and the proposed merger with AMFM, Clear Channel had a loss for the year ended December 31, 1999. In addition, if the merger with SFX had been completed at the beginning of this period, the pro forma loss during this period would have been substantially greater. Because of the substantial amortization of goodwill related to the merger and prior acquisitions, Clear Channel expects these losses to continue. See "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements."

WE MAY NEED TO DIVEST ASSETS AND AGREE TO ONGOING OPERATING RESTRICTIONS TO OBTAIN ANTITRUST REGULATORY APPROVALS NECESSARY FOR THE MERGER

     Certain foreign antitrust regulatory agencies must complete their reviews before we can complete the merger. We can give no assurance that such agencies will either complete these reviews in a timely manner or do so without imposing significant restrictions, conditions, or divestitures. The foreign antitrust regulating agencies could also impose operating and other restrictions on Clear Channel following the merger. These divestitures and operating restrictions could adversely affect the value of the combined company. Foreign antitrust agencies reviewing the merger could challenge all or certain aspects of the merger by seeking to block the merger in court or imposing conditions on the merger. A court could issue an injunction before or after SFX's stockholder meeting.

           RISKS ARISING AFTER THE STOCKHOLDER MEETING OR THE MERGER

CLEAR CHANNEL WILL HAVE MORE DEBT

     Following the merger, Clear Channel's debt obligations will significantly increase. At March 31, 2000, Clear Channel had borrowings under its credit facilities and other long term debt outstanding of approximately $5.2 billion. At March 31, 2000, Clear Channel had stockholder's equity of $10.1 billion. At March 31, 2000, AMFM had total outstanding indebtedness of approximately $5.8 billion. At March 31, 2000, SFX had total outstanding indebtedness of approximately $1.4 billion. Clear Channel expects to continue to borrow funds to finance acquisitions of broadcasting and outdoor advertising properties, as well as for other purposes. Clear Channel's debt obligations could increase substantially because of the debt levels of companies that it currently proposes to acquire or may acquire in the future. See "Business of Clear Channel -- AMFM Merger." Clear Channel is permitted to borrow up to $2.0 billion under its domestic credit facility at a floating rate, which at March 31, 2000, was equal to the London InterBank Offered Rate plus 0.40% and up to $1.0 billion under its 364-day multi-currency credit facility at a floating rate, which at March 31, 2000, was equal to an applicable offshore currency base rate of 3.53% plus 0.625%. As of March 31, 2000, Clear Channel had borrowed approximately $1.9 billion under its domestic credit facility and $465.0 million under its 364-day multi-currency credit facility.

     Such a large amount of indebtedness could have negative consequences for Clear Channel following the merger and the AMFM merger, including without limitation the following:

     - limitations on its ability to obtain financing in the future;

     - much of its cash flow will be dedicated to interest obligations and unavailable for other purposes;

     - the high level of indebtedness limits its flexibility to deal with changing economic, business and competitive conditions; and

     - the high level of indebtedness could make Clear Channel more vulnerable to an increase in interest rates, a downturn in its operating performance or a decline in general economic conditions.

     The failure to comply with the covenants in the agreements governing the terms of Clear Channel's or its subsidiaries' indebtedness following the merger and the AMFM merger could be an event of default and could accelerate the payment obligations and, in some cases, could affect other obligations with cross-default and cross-acceleration provisions.

CLEAR CHANNEL MAY NEED TO REPAY OR REDEEM SFX AND AMFM INDEBTEDNESS AFTER THE MERGERS

     At March 31, 2000, SFX had total outstanding indebtedness of approximately $1.4 billion, including publicly held indebtedness in the aggregate principal amount of $550.0 million. SFX's credit facility will become payable as a result of the merger. Clear Channel will have to refinance SFX's indebtedness under its credit facility after the merger. The merger will also trigger the change in control provisions of SFX's publicly held indebtedness. Clear Channel must offer to purchase the outstanding SFX notes for consideration equal to 101% of the principal amount, plus any accrued and unpaid interest. If the holders require that Clear Channel purchase all or a substantial portion of the SFX notes, Clear Channel may not have the funds available to satisfy such obligations.

     At March 31, 2000, AMFM had total outstanding indebtedness of approximately $5.8 billion, including senior and subordinated notes in the aggregate principal amount of $3.0 billion. During the fourth quarter of 1999 and through March 31, 2000, AMFM issued approximately $268.6 million in aggregate principal amount of subordinated notes in exchange for outstanding preferred stock of its subsidiaries and purchased approximately $500.3 million of its outstanding subordinated notes with borrowings under AMFM's credit facility. AMFM's credit facility will become payable as a result of the AMFM merger. Clear Channel will have to refinance AMFM's indebtedness under its credit facility after the AMFM merger. The AMFM merger will also trigger the change in control provisions of AMFM's senior and subordinated notes. Clear Channel must offer to purchase the outstanding AMFM notes for consideration equal to 101% of the principal amount, plus any accrued and unpaid interest. If the holders require that Clear Channel purchase all or a substantial portion of the AMFM notes, Clear Channel may not have the funds available to satisfy such obligations.

CLEAR CHANNEL'S OPERATIONS MAY BE RESTRICTED BY SFX INDEBTEDNESS AND AMFM INDEBTEDNESS

     If all or part of SFX's indebtedness remains outstanding after the merger because either the SFX debtholders do not accept Clear Channel's mandatory offers to purchase such indebtedness or Clear Channel does not otherwise purchase such indebtedness, the terms of such indebtedness may restrict the ability of SFX and its subsidiaries to make funds available to Clear Channel in the form of dividends, loans, advances or otherwise. Much of SFX's indebtedness is high-yield indebtedness and restricts SFX and its subsidiaries from incurring additional indebtedness, repaying other debt, repurchasing or redeeming capital stock, selling assets or stock, making certain investments or acquisitions, engaging in asset swaps, mergers or consolidations and entering into transactions with affiliates. The covenants for this type of indebtedness are more restrictive than those contained in Clear Channel's public indebtedness. In addition, some or all of AMFM's indebtedness may remain outstanding following the AMFM merger. This indebtedness is also considered high yield indebtedness and contains similar restrictions to that of SFX's indebtedness. Accordingly, the SFX and AMFM indebtedness which remains outstanding following the two mergers may continue to:

     - cause Clear Channel to incur substantial consolidated interest expense and principal repayment obligations;

     - limit Clear Channel's ability to obtain additional debt financing;

     - make it more difficult for Clear Channel to combine its operations with SFX and AMFM; and

     - place more restrictions on Clear Channel's ability to manage SFX and AMFM than Clear Channel currently faces in the management of the rest of its business.

CLEAR CHANNEL AND SFX ARE DEPENDENT ON KEY PERSONNEL

     Each of Clear Channel's and SFX's business is dependent upon the performance of key employees. Clear Channel employs or independently contracts with several on-air personalities and hosts of syndicated radio programs with significant audiences in their respective markets. Although Clear Channel and SFX have entered into long-term agreements with some of their executive officers, key on-air talent and program hosts to protect their interests in those relationships, Clear Channel can give no assurance that after the merger all or any of these key employees will remain with the combined entity or will retain their audiences.

CLEAR CHANNEL'S AND SFX'S INTERNATIONAL OPERATIONS HAVE ADDED RISKS

     Doing business in foreign countries carries with it risks that are not found in doing business in the United States. Clear Channel currently derives a portion of its revenues from international radio and outdoor operations in Europe, Asia, Mexico, Australia and New Zealand. In addition, SFX derives a portion of its revenues from operations in Europe, Canada, Australia and Mexico and a key element of its business strategy is to expand its international operations. The risks of doing business in foreign countries which could result in losses against which neither Clear Channel nor SFX is insured include:

     - exposure to local economic conditions;

     - potential adverse changes in the diplomatic relations of foreign countries with the United States;

     - hostility from local populations;

     - the adverse effect of currency exchange controls;

     - restrictions on the withdrawal of foreign investment and earnings;

     - government policies against businesses owned by foreigners;

     - investment restrictions or requirements;

     - expropriations of property;

     - the potential instability of foreign governments;

     - the risk of insurrections;

     - risks of renegotiation or modification of existing agreements with governmental authorities;

     - foreign exchange restrictions;

     - withholding and other taxes on remittances and other payments by subsidiaries; and

     - changes in taxation structure.

EXCHANGE RATES MAY CAUSE FUTURE LOSSES IN CLEAR CHANNEL'S AND SFX'S INTERNATIONAL OPERATIONS

     Because each of SFX and Clear Channel owns assets overseas and derives revenues from their international operations, such companies may incur currency translation losses due to changes in the values of foreign currencies and in the value of the U.S. dollar. Neither SFX nor Clear Channel can predict the effect of exchange rate fluctuations upon future operating results. To reduce its exposure to the risk of international currency fluctuations, Clear Channel incurs debt in each currency approximately equivalent to Clear Channel's net assets in each such currency. Clear Channel reviews this debt position monthly. Clear Channel currently maintains no derivative instruments to reduce the exposure to translation and/or transaction risk but may adopt other hedging strategies in the future. SFX does not generally enter into derivative instruments in the normal course of business to mitigate the impact of currency exchange rate risk or interest rate risk, nor are such instruments used for speculative purposes.

EXTENSIVE GOVERNMENT REGULATION MAY LIMIT CLEAR CHANNEL'S OPERATIONS

     Broadcasting. The federal government extensively regulates the domestic broadcasting industry, and any changes in the current regulatory scheme could significantly affect the combined company. Clear Channel's broadcasting businesses depend upon maintaining broadcasting licenses issued by the Federal Communications Commission for maximum terms of eight years. Renewals of broadcasting licenses can be attained only through the FCC's grant of appropriate applications. Although the FCC rarely denies a renewal application, the FCC could deny future renewal applications. Such a denial could adversely affect the combined company's operations.

     The federal communications laws limit the number of broadcasting properties Clear Channel may own in a particular area. While the Telecommunications Act of 1996 relaxed the FCC's multiple ownership limits, any subsequent modifications that tighten those limits could adversely affect the combined company following the merger by making it impossible for Clear Channel to complete potential acquisitions or requiring Clear Channel to divest stations it has already acquired. For instance, the FCC has adopted modified rules that in some cases permit a company to own fewer radio stations than allowed by the Telecommunications Act of 1996 in markets or geographical areas where the company also owns television stations. These modified rules could require Clear Channel to divest radio stations it currently owns in markets or areas where Clear Channel also owns television stations.

     Moreover, changes in governmental regulations and policies may have a material impact upon Clear Channel. For example, Clear Channel currently provides programming to several television stations it does not own and receives programming from other parties for certain television stations it does own. These programming arrangements are made through contracts known as local marketing agreements. The FCC has recently revised its rules and policies regarding television local marketing agreements. These revisions will restrict Clear Channel's ability to enter into television local marketing agreements in the future, and may eventually require Clear Channel to terminate its programming arrangements under existing local marketing agreements. Additionally, the FCC has recently adopted rules which under certain circum-stances will subject previously nonattributable debt and equity interests in communications media to the FCC's multiple ownership restrictions. These new rules may limit Clear Channel's ability to expand its media holdings.

     Antitrust. Additional acquisitions by Clear Channel of radio and television stations and outdoor advertising properties as well as live entertainment operations or entities may also require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions (following consummation of the merger) will require antitrust review by the federal antitrust agencies, and we can give no assurances that the DOJ or the Federal Trade Commission or foreign antitrust agencies will not seek to bar Clear Channel from acquiring additional radio or television stations, outdoor advertising or entertainment properties in any market where Clear Channel already has a significant position. Following the passage of the Telecommunications Act of 1996, the DOJ has become more aggressive in reviewing proposed acquisitions of radio stations, particularly in instances where the proposed acquirer already owns one or more radio station properties in a particular market and seeks to acquire another radio station in the same market. The DOJ has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. The DOJ also actively reviews proposed acquisitions of outdoor advertising properties. In addition, the antitrust laws of foreign jurisdictions will apply if Clear Channel acquires international broadcasting properties.

     Environmental. As the owner or operator of various real properties and facilities, especially in Clear Channel's outdoor advertising operations and SFX's venue operations, Clear Channel and SFX must comply with various federal, state and local environmental laws and regulations. SFX and its properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances, as well as zoning and noise level restrictions which may affect, among other things, the hours of operations of its venues. Historically, neither Clear Channel nor SFX has incurred significant expenditures to comply with these laws. However, additional environmental laws which may be passed in the future, or a finding of a violation of existing laws, could require the combined company to make significant expenditures.

GOVERNMENT REGULATION OF OUTDOOR ADVERTISING MAY ADVERSELY AFFECT CLEAR CHANNEL'S OUTDOOR ADVERTISING OPERATIONS

     The outdoor advertising industry is subject to extensive governmental regulation at the federal, state and local level and compliance with existing and future regulations could have a significant financial impact on Clear Channel. Federal law, principally the Highway Beautification Act of 1965, encourages states to implement legislation to restrict billboards located within 660 feet of, or visible from, highways except in commercial or industrial areas. Every state has implemented regulations at least as restrictive as the Highway Beautification Act, including a ban on the construction of new billboards along federally-aided highways and the removal of any illegal signs on these highways at the owner's expense and without any compensation.

     States and local jurisdictions have, in some cases, passed additional regulations on the construction, size, location and, in some instances, advertising content of outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain and certain jurisdictions have also adopted amortization of billboards in varying forms. Amortization permits the billboard owner to operate its billboard only as a non-conforming use for a specified period of time, after which it must remove or otherwise conform its billboards to the applicable regulations at its own cost without any compensation. Clear Channel or its acquired companies have agreed to remove certain billboards in Jacksonville, Florida. Furthermore, Tampa, Houston and San Francisco, which are municipalities within Clear Channel's existing markets, have adopted amortization ordinances. Clear Channel can give no assurance that it will be successful in negotiating acceptable arrangements in circumstances in which its displays are subject to removal or amortization, and what effect, if any, such regulations may have on its operations.

     In addition, we are unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements and additional billboard restrictions have been introduced in Congress from time to time in the past. Changes in laws and regulations affecting outdoor advertising at any level of government, including laws of the foreign jurisdictions in which Clear Channel operates, could have a material adverse effect on Clear Channel.

CLEAR CHANNEL'S ACQUISITION STRATEGY COULD POSE RISKS

     Operational Risks. Clear Channel intends to grow through the acquisition of broadcasting companies and assets, outdoor advertising companies, individual outdoor advertising display faces, entertainment assets or businesses, Internet assets or businesses, and other assets or businesses that Clear Channel believes will enhance its operations. Clear Channel's acquisition strategy involves numerous risks, including:

     - certain of such acquisitions may prove unprofitable and fail to generate anticipated cash flows;

     - to successfully manage a rapidly expanding and significantly larger portfolio of broadcasting, outdoor advertising, entertainment and other properties, Clear Channel may need to recruit additional senior management and expand corporate infrastructure;

     - entry into markets and geographic areas where it has limited or no experience;

     - Clear Channel may encounter difficulties in the integration of operations and systems;

     - management's attention may be diverted from other business concerns; and

     - Clear Channel may lose key employees of acquired companies or stations.

     Clear Channel frequently evaluates strategic opportunities both within and outside its existing lines of business. Clear Channel expects from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. These acquisitions or dispositions could be material. The merger agreement does not prohibit Clear Channel from entering into acquisition agreements or completing acquisitions, nor does it require Clear Channel to obtain the consent of SFX prior to entering into acquisition agreements or completing acquisitions, except for acquisitions that would hinder or delay the receipt of approvals needed for the merger or affect Clear Channel's ability to complete the merger.

     Capital Requirements Necessary for Additional Acquisitions. Clear Channel will face stiff competition from other broadcasting, outdoor advertising and entertainment companies for acquisition opportunities. If the prices sought by sellers of these companies continue to rise, Clear Channel may find fewer acceptable acquisition opportunities. In addition, the purchase price of possible acquisitions could require additional debt or equity financing on the part of Clear Channel. Clear Channel can give no assurance that it will obtain the needed financing or that it will obtain such financing on attractive terms. Additional indebtedness could increase Clear Channel's leverage and make Clear Channel more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. Additional equity financing could result in dilution to Clear Channel's stockholders.

RISKS RELATING TO ACQUISITION OF AMFM INC.

     Clear Channel currently has a merger pending with AMFM Inc. For a summary of the merger, see "Business of Clear Channel -- AMFM Merger." The completion of the AMFM merger is subject to a number of conditions, so Clear Channel cannot determine whether the AMFM merger will be completed before the proposed merger with SFX, if at all. There can be no assurance that the merger with AMFM will occur at all or, if it does occur, what effect it will have on the stock price, results of operations or financial condition of Clear Channel.

CLEAR CHANNEL FACES INTENSE COMPETITION IN THE BROADCASTING AND OUTDOOR ADVERTISING INDUSTRIES; SFX FACES INTENSE COMPETITION IN THE LIVE ENTERTAINMENT INDUSTRY

     Clear Channel's two existing business segments are in highly competitive industries, and Clear Channel may not be able to maintain or increase its current audience ratings and advertising revenues. Clear Channel's radio and television stations and outdoor advertising properties compete for audiences and advertising revenues with other radio and television stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, cable television, direct mail and the Internet within their respective markets. Audience ratings and market shares are subject to change, which could have an adverse effect on Clear Channel's revenues in that market. Other variables that could affect Clear Channel's financial performance include:

     - economic conditions, both general and relative to the broadcasting industry;

     - shifts in population and other demographics;

     - the level of competition for advertising dollars;

     - fluctuations in operating costs;

     - technological changes and innovations;

     - changes in labor conditions; and

     - changes in governmental regulations and policies and actions of federal regulatory bodies.

     As a participant in the live entertainment industry, SFX's ability to generate revenues will be highly sensitive to rapidly changing public tastes and dependent on the availability of popular performers and events. Since SFX relies on unrelated parties to create and perform live entertainment content, any lack of availability of popular musical artists, touring Broadway shows, specialized motor sports talent and other performers could limit the combined company's ability to generate revenues. In addition, SFX requires access to venues to generate revenues from live entertainment events. SFX operates a number of its live entertainment venues under leasing or booking agreements. Clear Channel's long-term success will depend in part on its ability to renew these agreements when they expire or end. Clear Channel may be unable to renew these agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with new venues.

NEW TECHNOLOGIES MAY AFFECT CLEAR CHANNEL'S BROADCASTING OPERATIONS

     The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of radio broadcasts. Clear Channel is unable to predict the effect that these technologies will have on its broadcasting operations, but the capital expenditures necessary to implement these technologies could be substantial. Additionally, the FCC has established a low power FM broadcast service. Low power FM stations may serve as additional competition to Clear Channel's radio operations in some or all of its markets, and could cause interference to the signals of one or more of Clear Channel's stations. In addition, Internet "streaming" of audio programming may serve as competition to Clear Channel's radio operations in some or all of its markets.

     Clear Channel also faces risks in implementing the conversion of its television stations to digital television, which the FCC has ordered and for which it has established a timetable. Clear Channel will incur considerable expense in the conversion to digital television and is unable to predict the extent or timing of consumer demand for any such digital television services. Moreover, the FCC may impose additional public service obligations on television broadcasters in return for their use of digital television spectrum. This could add to Clear Channel's operational costs. The most contentious issue yet to be resolved is the extent to which cable systems will be required to carry broadcasters' new digital channels. Clear Channel's television stations are highly dependent on their carriage by cable systems in the areas they serve. Thus, FCC rules that impose no or limited obligations on cable systems to carry the digital television signals of television broadcast stations in their local markets could adversely affect Clear Channel's television operations.

RISKS TO CLEAR CHANNEL DUE TO CHANGES IN RESTRICTIONS ON OUTDOOR TOBACCO ADVERTISING AND ALCOHOL ADVERTISING

     Regulations, legislation and recent settlement agreements related to outdoor tobacco advertising could have a material adverse effect on Clear Channel after the merger. The major U.S. tobacco companies that are defendants in numerous class action suits throughout the country recently reached an out-of-court settlement with 46 states that includes a ban on outdoor advertising of tobacco products. The settlement agreement was finalized on November 23, 1998, but must be ratified by the courts in each of the 46 states participating in the settlement. In addition to the mass settlement, the tobacco industry previously had come to terms with the remaining four states individually. The terms of such individual settlements also included bans on outdoor advertising of tobacco products.

     In addition to the settlement agreements, state and local governments are also regulating the outdoor advertising of alcohol and tobacco products. For example, several states and cities have laws restricting tobacco billboard advertising near schools and other locations frequented by children. Some cities have proposed even broader restrictions, including complete bans on outdoor tobacco advertising on billboards, kiosks, and private business window displays. In a few jurisdictions, restrictions on tobacco billboard advertising have prompted constitutional challenges with mixed results in court. It is possible that state and local governments may propose or pass similar ordinances to limit outdoor advertising of alcohol, tobacco and other products or services in the future, and that there may be court challenges to such restrictions. Legislation regulating tobacco and alcohol advertising has also been introduced in a number of European countries in which Clear Channel conducts business, and could have a similar impact.

     The elimination of billboard advertising by the tobacco industry will cause a reduction in Clear Channel's direct revenues from such advertisers and may simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This industry-wide increase in space may in turn result in a lowering of outdoor advertising rates or limit the ability of industry participants to increase rates for some period of time. For the year ended December 31, 1999, approximately 1.5% of Clear Channel's revenues came from the outdoor advertising of tobacco.

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

                                  THE MEETING

     This document is furnished in connection with the solicitation of proxies from SFX stockholders for use at the SFX stockholder meeting. This document is also furnished to SFX stockholders as a prospectus in connection with the issuance of Clear Channel common stock in the merger. This document and accompanying form of proxy are first being mailed to SFX stockholders on or about June 9, 2000.

WHEN AND WHERE THE MEETING WILL BE HELD

     The meeting will be held on Thursday July 27, 2000, at 10:00 a.m., at Winston & Strawn, 200 Park Avenue, 41st Floor, New York, New York.

WHAT WILL BE VOTED UPON

     At the meeting, SFX stockholders will be asked to vote on the proposals to:

     - approve and adopt the charter amendment;

     - approve and adopt the merger and the merger agreement;

     - approve and adopt the 2000 Stock Option and Restricted Stock Plan to become effective if the merger is not approved;

     - elect directors of SFX to serve until the merger is consummated or in the event the merger is not consummated;

     - ratify the appointment of independent auditors of SFX to serve until the merger is consummated or in the event the merger is not consummated; and

     - conduct other business if properly raised.

ONLY SFX COMMON STOCKHOLDERS OF RECORD AS OF JUNE 5, 2000 ARE ENTITLED TO VOTE

     SFX has established the close of business on June 5, 2000 as the record date to determine SFX stockholders entitled to vote at the meeting. At the close of business on the record date, 64,262,888 shares of SFX Class A common stock were outstanding and entitled to vote at the meeting, and were held by approximately 300 record holders. Clear Channel has indicated to SFX that, as of the record date, it held 3,000,000 shares of SFX Class A common stock. At the close of business on the record date, 2,545,557 shares of SFX Class B common stock were outstanding and entitled to vote at the meeting and were held by two record holders, each of whom is an SFX officer and director. Each share of SFX Class A common stock is entitled to one vote on each proposal. Each share of SFX Class B common stock is entitled to ten votes on each proposal. Votes may be cast at the meeting in person or by proxy.

A MAJORITY OF OUTSTANDING SHARES MUST BE REPRESENTED FOR A VOTE TO BE TAKEN

     The presence at the meeting, either in person or by proxy, of a majority of the shares of SFX common stock outstanding on the record date is necessary to constitute a quorum to transact business at that meeting. If a quorum is not present, it is expected that the meeting will be adjourned or postponed in order to solicit additional proxies.

     Abstentions and "broker non-votes" will be counted solely for the purpose of determining whether a quorum is present. Broker non-votes are shares held by brokers or nominees on behalf of customers that are represented at the meeting but with respect to which the broker or nominee has not been instructed how to vote. Brokers holding shares of SFX common stock in street name for customers are prohibited from voting those customers' shares regarding the charter amendment, the merger and merger agreement, the approval of the 2000 Stock Option and Restricted Stock Plan or the election of directors in the absence of specific instructions from those customers.

     FAILURE TO VOTE, ABSTENTIONS AND BROKER NON-VOTES WILL NOT BE DEEMED TO BE CAST EITHER "FOR" OR "AGAINST" THE PROPOSALS ALTHOUGH THEY WILL BE COUNTED FOR PURPOSES OF DETERMINING WHETHER THERE IS A QUORUM. ACCORDINGLY, THE SFX BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

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

VOTE REQUIRED FOR APPROVAL

  Charter Amendment

     Approval and adoption of the charter amendment requires the affirmative vote of the holders of a majority of the shares of SFX common stock outstanding on the record date (with the holders of Class A common stock and the holders of Class B common stock voting together as a single class) and the affirmative vote of the holders of a majority of the outstanding shares outstanding on the record date of each of the Class A common stock and Class B common stock voting as separate classes.

  Merger and Merger Agreement

     Approval and adoption of the agreement requires the affirmative vote of the holders of a majority of the shares of SFX common stock outstanding on the record date (with the holders of Class A common stock and the holders of Class B common stock voting together as a single class) and the affirmative vote of the holders of a majority of the outstanding shares outstanding on the record date of each of the Class A common stock and Class B common stock voting as separate classes.

  Other Matters

     The election of directors will require a different vote. Provided that there is a quorum, the director candidates receiving the most votes will be elected to fill the seats on the Board. The holders of shares of Class A common stock will be entitled to elect four members of the Board by a separate class vote, without the participation of holders of Class B common stock. In the election of the other eight members of the Board, and all other proposals submitted for a vote, the Class A common stock and the Class B common stock will vote together as a single class, with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes.

     The approval of the 2000 Stock Option and Restricted Stock Plan and the ratification of the independent auditors requires the affirmative vote of the holders of a majority of the shares of SFX common stock voting.

As of the record date:

     - SFX's directors and executive officers owned 6,448,207 shares of SFX Class A common stock and 2,545,557 shares of SFX Class B common stock, which represented approximately 13.5% of the outstanding shares of SFX common stock, 35.6% of the vote attributable to the common stock as a whole, 10% of the vote attributable to the Class A common stock and 100% of the vote attributable to the Class B common stock. As a condition to Clear Channel's willingness to enter into the merger agreement, certain members of SFX management have agreed to vote their SFX shares "FOR" the charter amendment, the merger and the merger agreement. In addition, the stockholder agreements of Messrs. Sillerman and Ferrel provide that in the event the average Clear Channel stock price is less than $69.72 during a specified trading period preceding the date of the SFX stockholder meeting to consider the charter amendment and the merger, they may either: (i) vote all of their shares in favor of the charter amendment, the merger and the merger agreement or (ii) in any class vote of the holders of SFX Class A common stock on the approval and adoption of the charter amendment, the merger and the merger agreement, vote their shares in a manner consistent (either all "FOR" or all "AGAINST") with the vote of the holders of a majority of the holders of SFX Class A common stock who vote "FOR" or "AGAINST" the charter amendment, the merger and the merger agreement. The voting arrangements are described more fully under "The Merger Agreement -- Voting Arrangements."

     - SFX's directors and executive officers held options or other securities convertible into an additional 5,996,032 shares of SFX Class A common stock, of which such options or other securities for 3,191,813 shares were vested and exercisable. The shares of SFX Class A common stock issuable pursuant to these securities cannot be voted unless the holders elect to exercise the securities.

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

PROXIES

     Shares of SFX common stock represented by properly executed proxies, if such proxies are received before the date of the SFX meeting and are not revoked, will be voted in accordance with instructions indicated on the proxies. Except for the broker non-votes, if no instructions are indicated, those proxies will be voted "FOR" the approval and adoption of the charter amendment, the merger and the merger agreement, "FOR" the approval and adoption of the 2000 Stock Option and Restricted Stock Plan, "FOR" the election of directors and as determined by the SFX Board as to any other matter that may properly come before the meeting. In the event that a quorum is not present at the time the SFX meeting is convened, or if for any other reason SFX believes that additional time should be allowed for the solicitation of proxies, SFX may postpone the meeting or may adjourn the meeting with or without a vote of stockholders. If SFX proposes to postpone or adjourn the SFX meeting by a vote of stockholders, the persons named in the enclosed form of proxy will vote all SFX shares for which they have voting authority in favor of a postponement or adjournment. However, such persons will not vote any SFX shares for which they have been instructed to vote against the merger and the merger agreement in favor of that postponement or adjournment.

     Any SFX stockholder who executes and returns a proxy may revoke it at any time prior to the voting of the proxies by giving written notice to the Secretary of SFX, by executing a later dated proxy, or by attending the SFX meeting and voting in person.

     All written notices of revocation and other communications with respect to revocation of proxies should be addressed to:

              SFX Entertainment, Inc.
              650 Madison Avenue
              New York, New York 10022
              Attention: Howard J. Tytel, Secretary

     A proxy appointment will not be revoked by death or incapacity of the SFX stockholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with SFX's Secretary or other person responsible for tabulating votes on SFX's behalf.

     YOUR ATTENDANCE AT THE MEETING WILL NOT BY ITSELF CONSTITUTE REVOCATION OF YOUR PROXY -- YOU MUST ALSO VOTE IN PERSON AT THE SFX MEETING. IF YOU INSTRUCTED YOUR BROKER TO VOTE YOUR SFX SHARES, YOU MUST FOLLOW THE BROKER'S DIRECTIONS IN ORDER TO CHANGE YOUR VOTE.

SOLICITATION OF PROXIES

     SFX will pay the cost of soliciting proxies. In addition to solicitation by mail, SFX's and Clear Channel's directors, officers and employees may solicit proxies by telephone, fax, telegram or in person. Arrangements will also be made with brokerage houses and other nominees and fiduciaries for forwarding solicitation material to the beneficial owners of stock held of record by those persons, and SFX will reimburse those custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses. This proxy is being solicited by the Board of Directors. SFX pays the costs of soliciting this proxy. SFX has retained Georgeson Shareholder Communications Inc., Wall Street Plaza, 30th Floor, New York, New York, 10005, to assist in the solicitation for a fee of approximately $12,500, plus reimbursement for certain out-of-pocket expenses.

RECOMMENDATION OF THE SFX BOARD

     Our board approved the charter amendment, the merger, and the merger agreement, as amended. Our board believes that the merger agreement, as amended, and the transactions it contemplates, including the charter amendment and the merger, are fair to, and are in the best interests of, SFX stockholders and SFX and recommends that you vote "FOR" the approval of the charter amendment and the merger agreement, as amended.

     The SFX Board also recommends that you vote "FOR" the 2000 Stock Option and Restricted Stock Plan, the director nominees and the ratification of the independent auditors.

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

                             THE CHARTER AMENDMENT

     The description of the material terms of the charter amendment proposal set forth below is not complete. We qualify this description by reference to the form of proposed charter amendment, which we have attached as APPENDIX D to this document. WE URGE ALL STOCKHOLDERS TO READ THE CHARTER AMENDMENT IN ITS ENTIRETY.

GENERAL

     Partially to ensure a class vote on any transaction involving a premium to one class of SFX stock, SFX's charter requires that all SFX stockholders receive the same consideration in a merger or similar transaction. Accordingly, we are proposing to amend our charter to modify these provisions to permit the proposed merger.

     As currently in effect:

     - Section 5.1 of our charter provides that, except as otherwise expressly provided in the amended and restated certificate of incorporation, all shares of common stock must be identical and entitle the holders thereof to the same rights and privileges; and

     - Section 5.7 provides that, in any merger, consolidation, or business combination, the consideration to be received per share by the holders of Class A common stock and Class B common stock must be identical for each class of stock.

     As currently in effect, Sections 5.1 and 5.7 of our charter would prohibit the merger by disallowing the difference between the exchange ratio applicable to the Class A common stock and that applicable to the Class B common stock, as contemplated in the merger agreement. The aggregate additional consideration to be paid to the holders of Class B common stock (Messrs. Sillerman and Ferrel) in the merger is an aggregate of $77,130,377 million or $1.20 per share of Class A common stock outstanding, based on the market price per share of Clear Channel common stock on the second trading day prior to the record date. See "The
Merger -- Interests of Certain Persons in the Merger."

CHARTER AMENDMENT

     The charter amendment would:

     - modify Sections 5.1 and 5.7 to read as follows (amendment is underlined):

          5.1 IDENTICAL RIGHTS. Except as herein otherwise expressly provided in this Restated Certificate of Incorporation, including, without limitation, in connection with any transactions excepted from Section 5.7 hereof, all shares of Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

          5.7 CONSIDERATION ON MERGER, CONSOLIDATION, ETC. In any merger, consolidation, or business combination, the consideration to be received per share by the holders of Class A Common Stock and Class B Common Stock must be identical for each class of stock, except that in any such transaction in which shares of common stock are to be distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the Class A Common Stock and the Class B Common Stock. This
     Section 5.7 shall not apply to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 28, 2000, as it may be amended from time to time (the "Merger Agreement"), among Clear Channel Communications, Inc. ("Clear Channel"), CCU II Merger Sub, Inc. and the Corporation, or to any consideration to be received or which may be deemed to be received by the holders of the Common Stock (including the holders of the Class B Common Stock) thereunder or pursuant to any of the agreements contemplated by, or entered into in connection with, the Merger Agreement, including, without limitation, the Letter Agreement dated as of February 28, 2000 by and between the Corporation and Clear Channel, as amended on May 12, 2000, the Non-Competition and Non-Disclosure Agreement between Clear Channel and Robert F.X.

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

     Sillerman and the Stockholder Agreement between Clear Channel and Robert F.X. Sillerman and the Stockholder Agreement between Clear Channel and Michael Ferrel; and

     - facilitate the merger and the merger agreement.

RECOMMENDATION OF THE SFX BOARD

     THE SFX BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

VOTE REQUIRED

     The approval of the charter amendment proposal is necessary in order for disparate consideration to be paid to the holders of Class A common stock and to the holders of Class B common stock, as set forth in the merger agreement. Failure to approve the charter amendment proposal will prevent the consummation of the merger and may require SFX to pay a termination fee if an alternative transaction is pursued.

     The affirmative vote of the holders of a majority of the voting power of all outstanding shares of the common stock, voting together as a single class, and the affirmative votes of the holders of a majority of the voting power of all outstanding shares of Class A common stock and the Class B common stock, each voting as a separate class, are required to approve the charter amendment proposal.

     Mr. Sillerman, Mr. Ferrel, Mr. Tytel and Mr. Benson, each of whom is a member of SFX's senior management, have agreed to vote all shares of SFX common stock held by them in favor of the charter amendment proposal. Such individuals may be deemed to beneficially own as of the record date, in the aggregate, approximately 8.4% of the outstanding shares of Class A common stock and 100% of the outstanding shares of Class B common stock (excluding options and warrants to acquire shares), which represent approximately 11.9% of the outstanding shares of common stock, approximately 34.4% of the combined voting power of the outstanding SFX common stock, approximately 8.4% of the voting power of the Class A common stock treated as a separate class and 100% of the voting power of the Class B common stock treated as a separate class. In addition, the stockholder agreements with Messrs. Sillerman and Ferrel provide that in the event the average Clear Channel stock price is less than $69.72 during a specified trading period preceding the date of the SFX stockholder meeting to consider the charter amendment and the merger, they may either: (i) vote all of their shares in favor of the charter amendment, the merger and the merger agreement or (ii) in any class vote of the holders of SFX Class A common stock on the approval and adoption of the charter amendment, the merger and the merger agreement, vote their shares in a manner consistent (either all "FOR" or all "AGAINST") with the vote of the holders of a majority of the holders of SFX Class A common stock who vote "FOR" or "AGAINST" the charter amendment, the merger and the merger agreement.

                                   THE MERGER

STRUCTURE OF THE MERGER

     At the time the merger becomes effective, a wholly-owned merger subsidiary of Clear Channel will merge with and into SFX and will cease to exist as a separate corporation. After the merger SFX will remain in existence as the surviving corporation and a wholly-owned subsidiary of Clear Channel. Clear Channel's merger subsidiary and SFX are both incorporated in Delaware.

     Merger Consideration

     In the merger, each share of SFX Class A common stock, par value $0.01 per share, outstanding immediately before the merger will be exchanged for 0.6 of a share of Clear Channel common stock. Each share of SFX Class B common stock, par value $0.01 per share, outstanding immediately before the merger will be exchanged for 1.0 share of Clear Channel common stock. No fractional Clear Channel shares will be issued in the merger, and cash equal to the value of any fraction of a share will be paid in lieu thereof. All SFX shares held in the treasury of SFX will be canceled. We expect that the merger will be tax-free to holders of SFX Class A common stock for U.S. federal income tax purposes.

     On May 12, 2000, SFX and counsel to the plaintiffs in the stockholder litigation entered into a memorandum of understanding regarding a proposed settlement that would result in a modification of the consideration payable to such holders in the merger. Under the proposed settlement, the defendants would pay to the holders of the SFX Class A common stock an aggregate of $34.5 million, payable in either cash or Clear Channel common stock at the option of the defendants, less the amount of fees and expenses awarded to plaintiffs' counsel by the court. See "-- Litigation."

     Effective Time of the Merger

     The merger will become effective when a certificate of merger is filed with the Secretary of State of Delaware or at such other time as will be specified in the certificate of merger. The effective time of the merger will occur as soon as practicable after the last of the conditions in the merger agreement has been satisfied or waived. We expect the effective time of the merger to occur in the third quarter of 2000 if we obtain the required approval of SFX stockholders and satisfy numerous other conditions. However, we cannot give assurance that the merger will be completed within that time period or at all because there are many conditions to the merger that are not within our control. For more information regarding these conditions, see "The Merger
Agreement -- Conditions."

BACKGROUND OF THE MERGER

     Since its inception, SFX has engaged in numerous acquisitions and strategic combinations with a variety of companies in its and related industries, and regularly evaluates and considers possible strategic transactions. In considering and engaging in these transactions, SFX has taken into account various factors, including the potential strategic fit between SFX and these companies based on, among other things, the business, management and employee cultures of the respective companies. Geographic location and breadth of businesses, the financial credibility of potential partners and structural issues, including tax matters, which might affect shareholder value, are also significant factors.

     Over the past several years, members of senior management of SFX and Clear Channel have had numerous prior contacts and discussions, prior to the discussions relating to the merger, including the following:

     - In connection with the 1998 sale of SFX Broadcasting, Inc. (the former parent company of SFX), eventually consummated with Capstar Broadcasting Corporation, Clear Channel engaged in extensive negotiations with SFX Broadcasting as a potential acquirer, and its acquisition proposal was one of the few considered by the Board of Directors of SFX Broadcasting in its late-stage analysis of the transaction. The negotiations afforded management of each party an opportunity to explore in detail respective attitudes and requirements for possible business transactions.

     - In 1998, Clear Channel also engaged in negotiations to acquire PACE Entertainment Corporation, which was ultimately acquired by SFX. This transaction gave Clear Channel information and insight into what ultimately became a major component of the business of SFX, as well as familiarity with members of SFX's senior management who were not involved in the radio business of SFX Broadcasting.

     At the suggestion of Randall Mays, the executive vice president and chief financial officer of Clear Channel, Mr. Mays and Mr. Sillerman met at SFX's offices late in the fourth quarter of 1999 to discuss generally SFX, its business and its management's successes in building the company. Discussions at this meeting were very preliminary and general, and did not focus on an acquisition of SFX. In such meeting, Mr. Mays suggested that the parties schedule a meeting in January to discuss the possibility of engaging in a strategic venture or alliance of an unspecified nature.

     The suggested meeting took place in New York on January 25, 2000 among Mr. Mays, Mr. Sillerman and Thomas Benson, the chief financial officer of SFX. At this meeting, Mr. Mays informally indicated Clear Channel's interest in a business combination transaction with SFX. During the meeting, the participants briefly noted the potential mutual advantages of such a transaction to each of their businesses in light of industry and market trends and the companies' complementary strengths. These discussions were exploratory and did not involve any negotiations or agreement with respect to the terms of such a potential arrangement or any definitive proposal to engage in such a transaction.

     On February 1, in a follow-up telephone call, Mr. Mays and Mr. Sillerman discussed the terms of a possible business combination. Over the next several days, Mr. Mays and Mr. Sillerman discussed in general terms matters relating to the business and operations of SFX, limiting the discussion to publicly available information since a confidentiality agreement had not yet been executed. In the discussions, which focused on the core business and assets of SFX, Mr. Sillerman indicated that, in order to permit the SFX stockholders to have a continuing interest in such businesses and assets, any such transaction would need to be structured as a stock-for-stock exchange, effectuated as a tax-free reorganization.

     In addition, during the course of their discussions, it became clear to Mr. Sillerman that as a prerequisite to any transaction Clear Channel would require of him a strict non-competition agreement, as well as a strict voting agreement that would obligate members of senior management (including those holding 100% of the Class B common stock) to vote in favor of any agreed upon transaction and not to dispose of their shares prior to the closing of any transaction. Given Clear Channel's, SFX's, and Mr. Sillerman's familiarity with each other and the structure of the SFX Broadcasting transaction (which had led to the creation of SFX), as well as the additional obligations Clear Channel would require of SFX's Class B common stockholders, Clear Channel and Mr. Sillerman discussed in general terms whether a premium for the Class B common stock would be a part of any proposed transaction. Mr. Sillerman and Mr. Mays also discussed the potential amount of any proposed premium. Mr. Sillerman then agreed that if agreement were reached on a satisfactory price, he would allow SFX to bind him to a non-disclosure and non-competition agreement and agree to other obligations sought by Clear Channel.

     Following these discussions and understandings, Mr. Mays then proposed a stock-for-stock transaction in which 0.5 shares of Clear Channel common stock would be exchanged for each outstanding share of SFX Class A common stock and
0.9 shares of Clear Channel common stock would be exchanged for each outstanding share of SFX Class B common stock. Clear Channel also requested that Mr. Sillerman, Mr. Ferrel, Mr. Tytel and Mr. Benson enter into "lock up" agreements by which such individuals would agree to vote in favor of the transaction. Further, Clear Channel indicated that it would require Mr. Sillerman to agree not to disclose confidential SFX information and not to compete with the businesses of SFX and Clear Channel for a period of five years. During the conversation, Mr. Sillerman indicated that he believed the proposed exchange ratios offered were not adequate and that the terms of the voting agreements would have to be consistent with a meaningful right to terminate the agreement in connection with the exercise by the SFX directors of their fiduciary duties, but that he was open to further discussion.

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

     On February 4, Mr. Sillerman contacted Mr. Mays by telephone to discuss the terms of the possible transaction and indicated that, in order to more fully reflect the value SFX would bring to Clear Channel in a business combination, the companies might be able to reach an agreement if Clear Channel increased its offer to 0.6 shares of Clear Channel common stock for each share of SFX Class A common stock and 1.0 share of Clear Channel common stock for each share of SFX Class B common stock. The parties discussed reasons for the increased exchange ratio and, during such discussion, Clear Channel agreed to the revised exchange ratio.

     Over the next several days, management of each company formed small teams to determine whether a common basis existed for a business combination. At this time, management of SFX also notified its outside counsel, Winston & Strawn, of the potential transaction and retained the firm of Richards, Layton & Finger, P.A., to advise it on certain matters of Delaware law. During the following days and weeks, these management teams, together with certain of their advisers, conducted due diligence investigations of each other's respective businesses. As part of this process, senior representatives of Clear Channel and SFX met separately to review the findings of their respective teams and to determine whether to continue to pursue a business combination.

     On February 18, Clear Channel and SFX executed a confidentiality agreement covering a mutual exchange of information in connection with their consideration of a potential business combination. Immediately thereafter, Mr. Sillerman polled the management directors of SFX, who agreed that it would be desirable for the SFX Board to establish a Special Committee to consider the proposed transaction with Clear Channel. Mr. Sillerman then contacted each of Paul Kramer, James F. O'Grady, Jr. and John D. Miller, who agreed to serve on the Special Committee (Edward J. Dugan, the remaining non-employee Director of SFX, who was not readily available, was designated as an adviser to the Special Committee). None of these individuals is or was an officer or employee of SFX, and each had been elected to the Board by the holders of SFX Class A common stock, excluding any shares of SFX Class A common stock held by Mr. Sillerman or his affiliates. The Special Committee was authorized to negotiate with the holders of the SFX Class B common stock in connection with the consideration to be received by them in the merger, to participate with SFX senior management in negotiating generally the terms of the merger with Clear Channel, and to make a recommendation to the Board as to the fairness to the holders of the Class A Common stock of the consideration to be received by them in the transaction under consideration. In connection therewith, the Special Committee was authorized to engage its own independent legal counsel and financial adviser if it deemed it necessary to assist it in the exercise of its authority.

     In the February 18 discussions, management and members of the Special Committee discussed the fact that an amendment to the amended and restated certificate of incorporation of SFX would be required in order to permit the holders of Class A common stock and the holders of Class B common stock to receive different consideration. The circumstances of such an amendment were discussed and it was acknowledged that the amendment should be as narrow as possible and of no permanent effect if the specific Clear Channel merger were not approved and consummated. It was the Special Committee's desire that the holders of the Class A common stock be able to vote on the merits of the Clear Channel transaction without being forced to forego any rights to identical compensation in future transactions if they did not approve the Clear Channel transaction.

     On February 18, the SFX Board contacted Bear Stearns & Co. Inc. to determine whether it would act as financial adviser to SFX in connection with the possible business combination with Clear Channel.

     Later on February 18, the first meeting of the Special Committee was convened. At this meeting, members of SFX management discussed the background of the proposed transaction with members of the Special Committee and informed the Special Committee of the matters related to the transaction in which the members of the Board and senior management had an interest which could be said to be different from or in addition to the interests of SFX stockholders in general. See "-- Interests of Certain Persons in the Merger." In addition, the Special Committee, after considering several law firms to serve as its special counsel, spoke by telephone with representatives of, and retained the law firm of, Morgan, Lewis & Bockius LLP as its special counsel. Morgan, Lewis & Bockius LLP had never represented SFX or any of its affiliates, except that it had represented the Special Committee of the Board of Directors of SFX Broadcasting in the 1998 transaction with Capstar. The Special Committee also met with representatives of Lehman Brothers and several other potential financial advisers and, on February 22, determined that Lehman Brothers should act as financial adviser to the Special Committee. An affiliate of Lehman Brothers is a lender and agent under SFX's senior credit facility and Lehman Brothers has performed various investment banking services for SFX in the past, for which it has received customary fees.

     On February 18, Clear Channel's legal advisers furnished a draft form of merger agreement to SFX's management and counsel. From February 19 to 28, representatives from Clear Channel and SFX and their respective advisers met to continue their due diligence review of each other's business. During this time, management, joined by SFX's legal counsel as well as by members of the Special Committee and its legal counsel, continued to negotiate the terms of the possible transaction with Clear Channel, including the scope of representations and warranties, the conditions to the consummation of the transaction, including applicable regulatory approval, the conduct of business of SFX between the signing of the merger agreement and closing, and termination provisions and fees payable upon termination in certain circumstances. Mr. Sillerman and Mr. Tytel, SFX's general counsel, were the primary representatives of SFX during this period. Samuel Fortenbaugh, of Morgan, Lewis & Bockius, was the primary Special Committee spokesperson.

     During this period, the Special Committee discussed with Mr. Sillerman the background to and the appropriateness of the different consideration payable to holders of SFX's Class A common stock and holders of its Class B common stock. Mr. Sillerman stated clearly that he and Mr. Ferrel, the holders of the Class B common stock, would not vote to approve the merger unless they were to receive the proposed additional consideration, in light of Clear Channel's requirement that they enter into a voting agreement, which would include obligations not to dispose of any of their SFX common stock while the merger was pending, and to remit to Clear Channel a substantial portion of the profit they might attain in an alternative transaction, as well as the requirement that he, Mr. Sillerman, enter into a non-disclosure and world-wide, five-year non-competition agreement.

     In these discussions, the Special Committee noted that, in the negotiations that had occurred, the improvement in the exchange ratio from 0.5 to 0.6 shares of Clear Channel common stock for the holders of SFX Class A common stock, and from 0.9 to 1.0 shares of Clear Channel common stock for the holders of SFX Class B common stock, involved a 20% increase for the holders of Class A common stock as compared to an 11% increase for the holders of Class B common stock. The Special Committee determined that the relatively greater improvement for the holders of Class A common stock reflected a significant improvement in the consideration to the holders of Class A common stock. The Special Committee then proposed an increase in the consideration for the holders of Class A common stock. This proposal was rejected by Clear Channel. After further discussion, the Special Committee, in light of its view as to the fairness, as a general matter, of the consideration to be paid to the holders of Class A common stock, accepted Clear Channel's proposal for a 0.6 exchange ratio for the holders of SFX Class A common stock as well as the difference in consideration being paid to the holders of the Class A and Class B common stock.

     In addition, during this period, the parties negotiated the terms of the stockholder agreements to be entered into by Mr. Sillerman and Mr. Ferrel, which included requirements relating to their voting of shares of SFX Class A and Class B common stock held by them; the nondisclosure and noncompetition agreement and registration rights agreement to be entered into by Mr. Sillerman; the voting agreements to be entered into by Mr. Tytel and Mr. Benson; the terms and conditions regarding the disposition of the non-core investments; the terms and provisions regarding profit recapture in the event the merger agreement were to be terminated; and certain other matters. Members of the Special Committee and the Special Committee's legal and financial advisers participated in the negotiations and discussions. In these negotiations, Mr. Sillerman insisted that the voting provisions in the stockholder agreements to be entered into by Mr. Sillerman and Mr. Ferrell be modified to specifically not require Messrs. Sillerman and Ferrell to vote in favor of the merger in any class vote of the holders of Class A common stock if the average market value of the Clear Channel common stock during a specified pricing period prior to the stockholder meeting on the merger fell below $69.72 per share. During this same period, the parties also reached a tentative agreement as to the structure of the disposition of the non-core investments.

     On February 24, SFX learned that there was a report circulated on the news wires of a potential transaction between SFX and CBS Corporation and was notified by the New York Stock Exchange, on the morning of February 25, that trading in its common stock would be suspended until such time as SFX addressed the rumor. In conversations with the Exchange, SFX noted its general policy of not responding to market rumors. However, the Exchange, citing its rules governing listed companies, strongly requested that SFX specifically address this particular rumor in a press release or provide a persuasive reason not to respond. After consideration of this request, SFX, on February 25, issued a press release stating that the rumor was false.

     The Special Committee and the Board met on February 27, together with legal counsel to the Special Committee and SFX and representatives of Lehman Brothers and Bear, Stearns & Co. Inc. At such meeting the status of the transaction was discussed and the then current drafts of the agreements were reviewed. The Special Committee and the Board were also updated on the matters related to the transaction in which the members of the Board and senior management had an interest referred to above. See "-- Interests of Certain Persons in the Merger."

     In the mid-afternoon of February 28, the Special Committee met without any other directors or members of management of SFX. At this meeting, Lehman Brothers rendered to the Special Committee its opinion, confirmed by a subsequent written opinion, that, as of such date, and based upon and subject to the matters stated in the opinion, the exchange ratio provided for in the draft Merger Agreement was fair from a financial point of view to the holders of Class A common stock. After extensive discussion and consideration, the Special Committee voted unanimously to advise the Board of the Committee's determination that the merger pursuant to the terms of the Merger Agreement was fair from a financial point of view to the holders of SFX Class A common stock and to recommend that the Board approve the proposed transactions.

     In the late afternoon of February 28, a special meeting of the Board, including all members of the Special Committee, was held. Senior management of SFX reported on the progress of SFX's discussions with Clear Channel and recommended that the Board approve the transaction, subject to the satisfactory negotiation by Mr. Sillerman and Mr. Tytel with representatives of Clear Channel of certain matters, including clarification of the proposed restrictions on the conduct by SFX of its business between the signing of the merger agreement and closing, certain terms of the voting agreements and the establishment of a reasonable bonus pool out of which bonuses could be granted to SFX employees other than Mr. Sillerman, Mr. Tytel, Mr. Ferrel, and Mr. Benson. During the meeting, at the invitation of the Board, representatives of Lehman Brothers and Bear Stearns joined the meeting, separately, reviewed for the Board their respective financial analyses of the proposed consideration to be paid to the holders of SFX Class A common stock other than holders of Class B common stock and other than Clear Channel and its affiliates in the transaction, and answered questions relating to such analyses asked by certain of the directors. Each firm, at the end of its presentation, rendered its opinion, orally, that, as of the date of the meeting, and based upon and subject to the matters, which they summarized, to be stated in their written opinions that would be delivered later, the exchange ratio to be received by the holders of SFX Class A common stock in the merger is fair to such holders from a financial point of view. During the meeting, SFX's general counsel, Mr. Tytel, representatives of Winston & Strawn, SFX's legal counsel, and legal counsel to the Special Committee reviewed for the Special Committee and the Board the terms and provisions of the proposed merger agreement, agreements with respect to the disposal of the non-core minority interest investments, the voting and stockholder agreements and related agreements that had been negotiated with Clear Channel and its legal advisers. In addition to discussing these terms, legal counsel advised the members of the Board with respect to their fiduciary duties in connection with the proposed merger. The Special Committee also rendered its affirmative recommendation with regard to the proposed transaction.

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

     After receiving the recommendation of the Special Committee and upon further deliberation, at the February 28 meeting, the members of the Board (other than Mr. Armstrong, who abstained in light of his position as chief financial officer of AMFM, which is being acquired by Clear Channel) unanimously approved and adopted the merger agreement, and recommended that the stockholders approve the charter amendment, the merger and the merger agreement and the transactions contemplated thereby, all subject to the satisfactory negotiation by Mr. Sillerman and Mr. Tytel with representatives of Clear Channel of the provisions regarding the conduct of the business of SFX pending the merger and certain other matters.

     During the evening of February 28, the parties and their advisers proceeded to complete final technical changes in the drafts of the merger agreement and the related stockholder, voting, non-disclosure and competition and registration rights agreements, and completed delivery to each other of disclosure letters called for by the merger agreement. In addition, Mr. Sillerman and Mr. Tytel, with SFX's legal counsel, and Mr. Mays and Clear Channel's legal counsel, held a telephone conference call from late in the night of February 28 through the early morning of February 29 discussing the final open points referred to above that the SFX Board had delegated to Mr. Sillerman and Mr. Tytel to negotiate. After an extended discussion, all of these matters were resolved. See
"-- Interests of Certain Persons in the Merger."

     Following such discussions, the merger agreement and the related agreements were executed and delivered by the parties thereto early in the morning of February 29, in each case as of February 28.

     Between the first week of March and May 11, 2000, senior management of SFX and Clear Channel and their respective legal counsel engaged in settlement discussions with counsel to the plaintiffs in the stockholder litigation brought in connection with the merger. During this period, members of the Special Committee and its advisers were apprised of the nature and progress of these discussions.

     On April 27, 2000, at a special meeting, the SFX Board authorized and directed SFX management to use its best efforts to settle the stockholder litigation on the most favorable terms possible, provided that there be no diminution of consideration payable to the holders of Class A common stock.

     On May 11, 2000, following discussions held in the preceding two weeks between members of senior management of SFX and Clear Channel, SFX and Clear Channel determined to modify the arrangements they had agreed to on February 29, 2000, relating to the non-core minority interest investments of SFX that were, under such arrangements, to have been transferred by SFX to a third party controlled by SFX senior management and in which Clear Channel was to have had an equity interest. Under the modified arrangements, most of the non-core investments would be retained, after the merger, by SFX, and thus by Clear Channel. These investments would then, at Clear Channel's option, be sold or appraised within three years after the closing, with a portion of the net proceeds of the sale or of the appraised value thereof, ranging between 15% and 35% depending on the investment, being paid to certain members of SFX senior management designated by Mr. Sillerman. Under the revised arrangement, the last such investment would be transferred to an entity controlled by SFX senior management and in which Clear Channel would have an equity interest. See
"-- Interests of Certain Persons in the Merger."

     On May 12, 2000, the Special Committee held a telephonic meeting, which included legal counsel to the Special Committee, representatives of Lehman Brothers and Mr. Tytel. Mr. Tytel summarized the proposed modifications to the arrangements regarding the non-core investments. He also advised the Special Committee that the proposed modifications provided a basis for the settlement of the stockholder litigation and outlined the terms of a memorandum of understanding between SFX and counsel for the plaintiffs in the stockholder litigation. Draft copies of a letter describing the revised arrangements for the non-core investments and the memorandum of understanding with counsel for the plaintiffs were also circulated. After answering questions from members of the Special Committee, Mr. Tytel excused himself from the meeting. Lehman Brothers advised the members of the Special Committee that the modifications to the arrangements regarding SFX's non-core investments, had they been made at the time the merger agreement was entered into, would not have altered the opinion of Lehman Brothers that the consideration to be received by the holders of SFX Class A common stock pursuant to the merger agreement was fair from a financial point of view. Lehman Brothers also delivered its oral opinion (subsequently confirmed in
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

writing) that, as of such date, and based upon and subject to the matters stated in the opinion, the Class A exchange ratio to be received by the holders of SFX Class A common stock was fair from a financial point of view. After discussion and consideration, the Special Committee unanimously concluded that the proposed modifications to the non-core investments arrangement and the terms of the memorandum of understanding with counsel for the plaintiffs were in the best interests of the holders of SFX Class A common stock and should be approved.

     On May 16, 2000, Lehman Brothers presented its written opinion that, as of May 16, 2000, and subject to the assumptions, qualifications and limitations set forth in its opinion, from a financial point of view, the Class A exchange ratio to be received by the holders of the SFX Class A common stock was fair from a financial point of view to such stockholders.

     SFX management outlined the terms of the proposed modifications to the arrangements regarding the non-core investments and the memorandum of understanding with the members of the Board, each of whom was in agreement with management's approach. Management also discussed these matters with Bear Stearns, which advised SFX that neither the modifications to the non-core investments arrangement nor the terms of the memorandum of understanding would have altered the opinion of Bear Stearns at the time it was originally rendered that the consideration to be received by the holders of SFX Class A common stock, other than those who are also holders of Class B common stock and their affiliates and other than Clear Channel and its affiliates, pursuant to the merger was fair from a financial point of view.

     From May 31 to June 2, 2000, counsel for SFX and Clear Channel negotiated an amendment to the merger agreement to provide for the agreement of Clear Channel to make the payments contemplated by the proposed litigation settlement, if approved by the court, and to make conforming changes in order to reflect the proposed settlement. On June 2, 2000, the SFX Board unanimously approved the form of amendment and its submission for approval by the SFX stockholders. Also on June 2, 2000, SFX and Clear Channel executed the amendment. A copy of the amendment is included in Appendix A.

RECOMMENDATION OF THE SFX BOARD AND REASONS FOR THE MERGER

     FOR THE REASONS DISCUSSED BELOW, THE SFX BOARD HAS DETERMINED THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, SFX AND THE SFX STOCKHOLDERS, INCLUDING THE HOLDERS OF CLASS A COMMON STOCK, AND THEREFORE HAS ADOPTED A RESOLUTION DECLARING THE ADVISABILITY OF THE CHARTER AMENDMENT, THE MERGER AGREEMENT AND APPROVED THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE SFX BOARD RECOMMENDS THAT THE SFX STOCKHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

     The SFX Board believes that the consummation of the merger will enable the combined company, with its larger and more diversified portfolio of services, products and resources, to more effectively compete and to achieve a number of key strategic objectives. In addition, the SFX Board believes that the combined company would benefit from a relatively low level of leverage, and, consequently, could finance further growth through acquisitions and that there could be significant promotional synergies in the combination of the broadcast and entertainment businesses of the combined company. Furthermore, the SFX Board believes that a tax-free transaction was important to enable the holders of SFX Class A common stock to defer the taxable gains which they might have recognized upon a sale of their SFX stock.

     In connection with the SFX Board's approval of the merger agreement and the charter amendment, and its determination to recommend that the SFX stockholders approve and adopt the charter amendment, the merger agreement and the merger, the SFX Board considered the following material factors:

     - the information and presentations by management of SFX concerning SFX's and Clear Channel's respective businesses, assets, management, competitive position and prospects, including the prospects resulting from the recent growth of both companies;

     - the financial condition, cash flows and results of operations of SFX and Clear Channel, on both an historical and prospective basis including the projected leverage ratio of the combined company and the anticipated ability of the combined company to finance further acquisitions;

     - that the Class A exchange ratio, based on the closing price of Clear Channel shares on February 28, 2000, the trading day immediately prior to the date on which the press releases regarding a transaction between SFX and Clear Channel were first published, represented:

      -- a 16.91% premium to the 12-month average share price of SFX Class A common stock;

      -- a 15.77% premium to the closing share price of SFX Class A common stock on February 28, 2000; and

      -- a 86.8% premium to the closing share price of SFX Class A common stock immediately after the 1998 transaction in which SFX Broadcasting spun-off SFX;

     - the fact that the value, as of the effective time of the merger, of the Clear Channel shares to be received by SFX stockholders may increase or decrease as a result of fluctuations in the price of the shares of Clear Channel common stock and that any such increase or decrease in value will not be limited by any "collar" arrangement;

     - the opinions of Lehman Brothers and Bear, Stearns & Co. Inc., that, as of the date of the opinions and based upon and subject to the matters and limitations set forth in the opinions, the Class A exchange ratio was fair from a financial point of view to the holders of shares of SFX Class A common stock other than those who are also holders of Class B common stock and their affiliates and other than Clear Channel and its affiliates, and the financial presentations made by Lehman Brothers and Bear, Stearns & Co. Inc., to the Special Committee of the SFX Board and the SFX Board, respectively, in connection with the delivery of the opinions;

     - the complementary nature of the businesses of SFX and Clear Channel, including the numerous potential synergies from a promotional standpoint;

     - the belief of SFX's Board and senior management that SFX and Clear Channel share a common vision about the importance of incorporating the Internet into a long-term business strategy and that Clear Channel has favorably advanced its strategy in this regard;

     - the fact that the markets, capital investment, personnel and other resources of SFX and Clear Channel would allow the combined company to focus on growth in expanded markets;

     - the strategic alternatives available to SFX in the rapidly changing industry environment, including remaining an independent company;

     - the absence of any other firm proposal to engage in a business combination involving SFX at the time of the SFX Board meeting held to approve the merger agreement on February 28, 2000;

     - the ability, subject to specified conditions, (a) of SFX to provide information to, and negotiate with, a third party which has made an unsolicited superior acquisition proposal, and (b) of the SFX Board to withdraw its recommendation of the merger if such superior acquisition proposal is made;

     - that the amount of the termination fee and the limitations on SFX's ability to solicit other offers which the SFX Board, the Special Committee of the SFX Board and their respective financial advisors believed were not significant and would not meaningfully impair the possibility of a competing transaction;

     - the fact that the termination fee would not be payable if the holders of SFX Class A common stock did not approve the charter amendment and the merger at a time when the average Clear Channel stock price during a specified trading period preceding the date of the stockholders' meeting, was less than $69.72 per share, and certain other conditions were satisfied;

     - provisions in the stockholder agreements with Mr. Sillerman and Mr. Ferrel that would allow them not to vote all of their shares of SFX Class A common stock in favor of the charter amendment and the merger if the market value of the Clear Channel common stock during a specified pricing range was less than $69.72 per share;

     - the limited number of instances in which a termination fee would be payable by SFX;

     - the other terms and conditions of the merger agreement, including the limited number of closing conditions which provides increased certainty that the merger will be completed;

     - the fact that the merger is intended to be a tax-free exchange to SFX Class A stockholders (except for cash received in lieu of fractional shares) which means that SFX Class A stockholders who might otherwise have realized a significant gain as a result of their disposition of SFX stock will be able to defer the recognition of such gain;

     - the impact of the merger on employees, including provisions of the merger agreement intended to protect employee benefits and to encourage the retention of employees;

     - the SFX Board's conclusion that the merger would provide SFX stockholders with an opportunity for continued equity participation in a larger, more diversified enterprise, with greater liquidity and a successful trading record;

     - historical market prices and trading information with respect to the SFX common stock and the Clear Channel common stock and SFX's relative contribution to the combined enterprise; and

     - current industry, economic and market conditions.

     This discussion of the information and factors considered by the SFX Board is not intended to be exhaustive. In view of the variety of material factors considered in connection with its evaluation of the merger, the SFX Board did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the SFX Board did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to SFX, but, rather, conducted an overall analysis of the factors described above. In considering these factors, individual members of the SFX Board may have given different weights to different factors. The SFX Board considered all of these factors as a whole, and overall considered the factors to be favorable to and to support its determination. For a discussion of the interests of some members of SFX's management and the SFX Board, see "-- Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR TO SFX SPECIAL COMMITTEE

     Lehman Brothers acted as financial advisor to the Special Committee of the SFX Board in connection with the merger and delivered its written opinion to the Special Committee at the February 27, 2000 meeting of the Special Committee, to the effect that, as of the date thereof, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the Class A exchange ratio to be received by the holders of SFX Class A common stock in the merger is fair to such stockholders from a financial point of view. Lehman Brothers, financial advisor to the Special Committee of the SFX Board, also rendered a written opinion, dated May 16, 2000, to the Special Committee to the effect that as of the date of the opinion and subject to the assumptions, qualifications and limitations set forth in the opinion, the Class A exchange ratio was fair, from a financial point of view, to the holders of SFX Class A common stock.

     THE FULL TEXT OF LEHMAN BROTHERS' WRITTEN OPINION, DATED MAY 16, 2000, IS ATTACHED AS APPENDIX B TO THIS DOCUMENT. STOCKHOLDERS MAY READ SUCH OPINION FOR A DISCUSSION OF ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. SET FORTH BELOW IS A SUMMARY OF THE OPINION DELIVERED BY LEHMAN BROTHERS ON MAY 16, 2000. THE SUMMARY OF THE LEHMAN BROTHERS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS APPENDIX B TO THIS DOCUMENT. THE OPINION OF LEHMAN BROTHERS AND

THE SUMMARY THEREOF SET FORTH BELOW REFLECTS CERTAIN MODIFICATIONS TO ARRANGEMENTS BETWEEN CLEAR CHANNEL AND SFX WITH RESPECT TO CERTAIN NON-CORE INVESTMENTS THAT WERE, UNDER SUCH ARRANGEMENTS, TO HAVE BEEN DIVESTED BY SFX TO A THIRD PARTY CONTROLLED BY SFX SENIOR MANAGEMENT AND IN WHICH CLEAR CHANNEL WAS TO HAVE HAD AN EQUITY INTEREST. SEE "THE MERGER -- LITIGATION."

     No limitations were imposed by SFX on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion, except that Lehman Brothers did not solicit any indications of interest from any third party with respect to a purchase of SFX. Lehman Brothers was not requested to and did not make any recommendation to the Special Committee as to the form or amount of the consideration to be received by holders of SFX Class A common stock, which was determined through arm's-length negotiations between the parties. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to SFX, but, rather, made its determination as to the fairness, from a financial point of view, of the Class A exchange ratio to be received by the holders of SFX Class A common stock in the merger on the basis of the financial and comparative analyses described below. Lehman Brothers' opinion is for the use and benefit of the Special Committee and was rendered to the Special Committee in connection with its consideration of the merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any SFX stockholder as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, SFX's underlying business decision to proceed with or effect the merger. In addition, Lehman Brothers' opinion does not address any aspect of the merger and the related transactions other than the fairness, from a financial point of view, of the Class A exchange ratio.

     In connection with the preparation and delivery of its opinion to the SFX Special Committee, Lehman Brothers performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but, rather, made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SFX and Clear Channel. Any estimates or projections contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed, among other factors:

     - the merger agreement and the specific terms of the proposed merger;

     - publicly available information concerning SFX, Clear Channel and AMFM that Lehman Brothers believed to be relevant to its analysis, including, without limitation, Forms 10-K of SFX, Clear Channel and AMFM for the fiscal year ended December 31, 1999;

     - financial and operating information that SFX furnished to Lehman Brothers with respect to the business, operations and prospects of SFX and of the non-core assets to be divested at the effective time of the merger, including certain financial forecasts prepared by SFX;

     - financial and operating information that Clear Channel furnished to Lehman Brothers with respect to the business, operations and prospects of Clear Channel, including certain financial forecasts prepared by Clear Channel;

     - a trading history of SFX's Class A common stock from February 18, 1998 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

     - a trading history of Clear Channel common stock from January 1, 1998 to the present, including the trading history of the Clear Channel common stock following the announcement of significant acquisitions, and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the historical financial results and present financial condition of SFX with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the historical financial results and present financial condition of Clear Channel with those of other companies that Lehman Brothers deemed relevant;

     - third-party research analysts' earnings estimates, valuation analyses, target prices and investment recommendations for SFX and Clear Channel;

     - a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant; and

     - the potential pro forma effects of the merger.

     Lehman Brothers also conducted discussions with the managements of SFX and Clear Channel concerning their respective businesses, operations, assets, financial condition and prospects, and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information it used without assuming any responsibility for independent verification of such information, and Lehman Brothers further relied upon the assurances of management of SFX and Clear Channel that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of SFX furnished to Lehman Brothers by SFX, upon advice of SFX, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of SFX's management as to the future financial performance of SFX, and relied upon those estimates in arriving at its opinion. However, for purposes of its analysis, Lehman Brothers also considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the forecasts of SFX. Lehman Brothers discussed these adjusted forecasts with the management of SFX and they agreed with the appropriateness of the use of such adjusted forecasts by Lehman Brothers in performing its analysis. With respect to financial forecasts of Clear Channel, Lehman Brothers assumed that published estimates prepared by third party research analysts were a reasonable basis upon which to evaluate the future financial performance of Clear Channel and that Clear Channel would perform substantially in accordance with those estimates.

     In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of SFX and did not make or obtain any evaluations or appraisals of the assets or liabilities of SFX. Lehman Brothers was not authorized to and did not solicit any indications of interest from any third party with respect to a purchase of SFX. Upon advice of SFX and its legal advisors, Lehman Brothers assumed that the receipt of shares of Clear Channel common stock by SFX stockholders in the merger will qualify as a tax-free transaction to SFX stockholders.

     The following is a summary of certain financial and comparative analyses performed by Lehman Brothers and presented to the Special Committee. Certain of the analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

ANALYSIS OF SFX

     Comparable Trading Analysis

     Using publicly available information, including estimates in published third-party research reports, Lehman Brothers reviewed and compared certain actual and projected financial and stock market information for publicly traded companies in four sectors: Theme Parks, Motor Sports, Theaters and Diversified Entertainment. In the Theme Park sector, Lehman Brothers reviewed Premier Parks Inc. and Cedar Fair, L.P. In the Motor Sports sector, Lehman Brothers reviewed Speedway Motorsports, Inc. and Dover Downs Entertainment. In the Theaters sector, Lehman Brothers reviewed AMC Entertainment Inc., Carmike Cinemas, Inc. and Loews Cineplex Entertainment Corporation. In the Diversified Entertainment sector, Lehman Brothers reviewed The Walt Disney Company, America Online Inc. (pro forma for the merger with Time Warner Inc.) and Viacom, Inc. (pro forma for the merger with CBS Corporation). The comparable companies were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to SFX. With respect to each of the comparable companies, Lehman Brothers calculated enterprise values (determined as equity market value plus net debt and minority interests minus investments) as multiples of projected 2000 earnings before interest, taxes, depreciation and amortization ("EBITDA") and projected 2001 EBITDA (in each case based upon published estimates of third party research analysts):

                                                         MEAN    MEDIAN   HIGH    LOW
                                                         -----   ------   -----   ----
Enterprise Value as Multiple of:
  2000 EBITDA..........................................  12.1x    8.5x    29.4x   5.0x
  2001 EBITDA..........................................  10.2x    7.2x    23.1x   4.8x

     Applying multiples derived from its analysis of the comparable companies to SFX's projected 2000 EBITDA and 2001 EBITDA, Lehman Brothers calculated a range of implied equity values per share of SFX of $22 to $35.

     However, because of the inherent differences in the businesses, operations, financial conditions and prospects of SFX and the comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis, and, accordingly, also made qualitative judgments concerning differences between the characteristics of the comparable companies and SFX that would affect the trading values of SFX and such companies.

     Research Analysts' Estimates Analysis

     Lehman Brothers reviewed and analyzed future price targets for the SFX Class A common stock prepared by securities research analysts during the period from October 28, 1999 to March 1, 2000. These targets reflected each analyst's estimate of the future price of SFX Class A common stock at the end of the particular time period considered for each estimate. Using a discount rate of 15%, Lehman Brothers discounted these estimates to arrive at a range of present values of these target prices of $39 to $48.

     Lehman Brothers noted that the target prices published by analysts do not reflect current market trading prices and that these estimates are subject to uncertainties, including the future financial performance of SFX and future financial market conditions.

     Discounted Cash Flow Analysis

     Using a discounted cash flow methodology, Lehman Brothers calculated the net present value of SFX's operations based upon (1) a base case long-range plan prepared by SFX's management with respect to the operations of SFX and (2) a down-side sensitivity case plan with respect to the operations of SFX. After-tax cash flows for the 5-year period beginning on January 1, 2000 and ending on December 31, 2004 were calculated as unlevered after-tax earnings plus amortization and depreciation less capital expenditures and net changes in working capital. Lehman Brothers calculated terminal values for SFX in 2004 by applying to projected EBITDA a range of terminal multiples of 9.0x to 11.0x. Lehman Brothers' determination of the appropriate range of terminal multiples was based on an assessment of forward EBITDA trading multiples in the current and historical market for comparable companies and on Lehman Brothers' general experience in valuations of companies. The cash flow streams and terminal values were discounted to present values using a range of discount rates from 10.5% to 12.5%, which were chosen based on several assumptions regarding factors, such as the inflation rate, interest rates, the inherent business risk in the business of SFX and comparable companies and the cost of capital of SFX and comparable companies. From this analysis, Lehman Brothers calculated a reference range of implied equity value per share of SFX of (1) $35 to $43 for the base case projections prepared by management of SFX and (2) $27 to $34 for the sensitivity case projections.

     Private Transactions Analysis

     Lehman Brothers reviewed certain publicly available information regarding the terms and financial characteristics of selected business combination transactions that were announced or took place from January 1997 through October 1999, which Lehman Brothers believed to be comparable to the merger. Lehman Brothers separated these transactions into two categories: domestic media and communications transactions and domestic live entertainment transactions. Private transactions reviewed included the following:

                 ACQUIROR                                      TARGET
                 --------                                      ------
DOMESTIC MEDIA & COMMUNICATIONS:
  Clear Channel............................  Jacor Communications, Inc.
  Clear Channel............................  AMFM Inc.
  Chancellor Broadcasting Company..........  Capstar Broadcasting Corporation
  CBS Corporation..........................  American Radio Systems Corporation
  Hicks, Muse, Tate & Furst Incorporated...  SFX Broadcasting, Inc.
LIVE ENTERTAINMENT:
  SFX......................................  Cellar Door
  The Marquee Group, Inc. .................  Tollin/Robbins Productions
  SFX......................................  Falk Advisory Management Enterprises, Inc.
  SFX......................................  Contemporary Group
  SFX......................................  PACE Entertainment Corporation

     For the selected transactions, Lehman Brothers determined transactions values (including net debt) as multiplies of projected forward year EBITDA:

                                                              TRANSACTION VALUE AS
                                                                   MULTIPLE OF
                                                               FORWARD-YEAR EBITDA
                                                              ---------------------
                                                               MEAN         MEDIAN
                                                              ------        -------
Domestic Media & Communications.............................  15.0x          14.3x
Domestic Live Entertainment.................................  10.6x           8.6x

     Applying multiples derived from its analysis of the selected domestic media & communications transactions to SFX's operations, Lehman Brothers calculated a range of implied private equity values per SFX share of $46 to $48, and applying multiples derived from its analysis of the selected live entertainment transactions, Lehman Brothers calculated a range of implied private equity values of $23 to $31. Applying multiples derived from its analysis of both selected domestic media & communications and live entertainment transactions, Lehman Brothers calculated an overall range of implied private equity value per SFX share of $35 and $37.

     However, because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of SFX and the businesses, operations and prospects of the acquired companies included in the selected transactions, Lehman Brothers believed that it was inappropriate to, and, therefore, did not, rely solely on the quantitative results of the precedent transactions analysis, and accordingly also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the acquisition values of SFX and such acquired companies.

In particular, Lehman Brothers considered the form of consideration and whether the transactions involved the purchase of assets or stock.

     Premiums Paid Analysis

     Lehman Brothers reviewed selected media and live entertainment transactions that were announced from February 1997 to March 2000 and analyzed the premiums paid over prevailing market prices in these transactions. Set forth below is a comparison of the premiums paid in these transactions at one day, one week and four weeks prior to announcement of the subject transaction.

                                               ONE-DAY PRIOR   ONE-WEEK PRIOR   FOUR-WEEKS PRIOR
                                               -------------   --------------   ----------------
Mean -- All Transactions.....................      32.0%           33.3%             35.6%
Mean -- Stock-for-Stock Transactions.........      29.0%           31.3%             36.5%

     Lehman Brothers compared these premiums to the premiums to be paid on the SFX Class A common stock in the merger based on different assumed prices for the Clear Channel common stock:

                                                     PREMIUM TO SFX CLASS A CLOSING PRICE:
                                               -------------------------------------------------
                                               ONE-DAY PRIOR   ONE-WEEK PRIOR   FOUR-WEEKS PRIOR
                                               -------------   --------------   ----------------
Premium Based On Clear Channel:
  Closing Price -- 5/12/00...................      20.7%           24.4%             29.4%
  30-Day Average Closing Price...............      17.7%           21.3%             26.2%

ANALYSIS OF CLEAR CHANNEL

     Comparable Trading Analysis

     Using publicly available information, including estimates in published third-party research reports, Lehman Brothers reviewed and compared certain actual and projected financial and stock market information for publicly traded companies in the radio sector, including Cox Radio, Inc., Cumulus Media Inc., Citadel Communications Corporation and Infinity Broadcasting Corporation. The comparable companies were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to Clear Channel. With respect to each of the comparable companies, Lehman Brothers calculated enterprise values (determined as equity market value plus net debt) as multiples of projected 2000 EBITDA and projected 2001 EBITDA (in each case based upon published estimates of third party research analysts).

     Applying multiples derived from its analysis of the comparable companies to Clear Channel's projected 2000 EBITDA and 2001 EBITDA (based upon published estimates of third party research analysts), Lehman Brothers calculated a range of implied equity values per share of Clear Channel of $62 to $74.

     However, because of the inherent differences in the businesses, operations, financial conditions and prospects of Clear Channel and the comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis, and, accordingly, also made qualitative judgments concerning differences between the characteristics of the comparable companies and Clear Channel that would affect the trading values of Clear Channel and such companies.

     Research Analysts' Estimates Analysis

     Lehman Brothers reviewed and analyzed future price targets for the Clear Channel common stock prepared by securities research analysts during the period from October 18, 1999 to April 28, 2000. These targets reflected each analyst's estimate of the future price of Clear Channel common stock at the end of the particular time period considered for each estimate. Using a discount rate of 15%, Lehman Brothers discounted these estimates to arrive at a range of present values of these target prices of $71 to $104.

     Lehman Brothers noted that the target prices published by analysts do not reflect current market trading prices and that these estimates are subject to uncertainties, including the future financial performance of Clear Channel and future financial market conditions.

RELATIVE AND PRO FORMA ANALYSIS

     Contribution Analysis

     Lehman Brothers reviewed the estimated financial contribution of SFX to the estimated after-tax cash flow ("ATCF"), revenue and EBITDA of Clear Channel after the merger. Financial information for SFX was based upon estimates provided by SFX and financial information for Clear Channel was based upon published estimates of third party research analysts. The results of this analysis are presented in the following table:

                                                             SFX CONTRIBUTION:
                                                             ------------------
                                                             2000         2001
                                                             -----        -----
ATCF.......................................................   9.9%        10.8%
Revenue....................................................  29.3%        30.6%
EBITDA.....................................................  12.7%        13.1%

     Accretion/Dilution Analysis

     Lehman Brothers considered the effect the merger could have on the ATCF of Clear Channel after the merger as compared with the ATCF of Clear Channel on a stand-alone basis. Taking into account certain assumptions and considerations, including assumed debt refinancing and related interest savings, this analysis indicated that, based on forecasts for SFX provided by SFX management and research estimates for Clear Channel, the merger would be accretive to Clear Channel estimated 2000 ATCF and 2001 ATCF.

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and other securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Lehman Brothers because of its expertise, reputation and familiarity with SFX in particular and the media and telecommunications industries in general, and because its investment banking professionals have substantial experience in transactions similar to the merger.

     As compensation for its services in connection with the merger, including rendering its opinion, SFX has agreed to pay Lehman Brothers a customary fee, a portion of which will be payable upon the closing of the Merger. In addition, SFX has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagements by SFX and the rendering of its opinion.

     Lehman Brothers is acting as financial advisor to the SFX Special Committee in connection with the merger. Lehman Brothers has also performed various investment banking services for SFX and Clear Channel in the past and has received customary fees for such services. In the ordinary course of its business, Lehman Brothers may actively trade in SFX and Clear Channel securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF FINANCIAL ADVISOR TO THE SFX BOARD

     SFX engaged Bear, Stearns & Co. Inc. ("Bear Stearns") as its financial advisor based on Bear Stearns' experience and expertise. Bear Stearns is an internationally recognized investment banking firm that has substantial experience with a variety of transactions in the media and entertainment industry, including business combinations. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, divestitures, negotiated underwritings, primary and secondary distributions of listed and unlisted securities, and private placements.

     At the February 27, 2000 meeting of the SFX Board, Bear Stearns delivered its oral opinion, which was subsequently confirmed in a written opinion dated February 28, 2000, to the effect that, as of that date, and subject to the assumptions, qualifications and limitations set forth in the opinion, the Class A exchange ratio was fair, from a financial point of view, to the holders of SFX Class A common stock, excluding those holders who are also holders of SFX Class B common stock (the "Class B Holders") or their affiliates and excluding Clear Channel or its affiliates (the "Unaffiliated Class A Holders").

     We have attached as APPENDIX C to this document the full text of Bear Stearns' written opinion and urge you to read the opinion in its entirety. This opinion sets forth the assumptions made, the material matters considered and qualifications and limitations on the review undertaken by Bear Stearns and is incorporated herein by reference. The opinion of Bear Stearns and the summary thereof set forth below do not reflect certain modifications to arrangements between Clear Channel and SFX with respect to certain non-core investments that were, under such arrangements, to have been divested by SFX to a third party controlled by SFX senior management and in which Clear Channel was to have had an equity interest. However, Bear Stearns has advised SFX that the modifications to the non-core investments arrangement would not have altered its opinion at the time it was originally rendered that the consideration to be received by the holders of SFX Class A common stock pursuant to the merger was fair from a financial point of view to the Unaffiliated Class A Holders. See "The
Merger -- Litigation."

     THE SUMMARY OF THE BEAR STEARNS OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In reading the discussion of the fairness opinion set forth below, the Unaffiliated Class A Holders should be aware that Bear Stearns' opinion:

     - was provided to the SFX Board for its use and benefit in connection with its consideration as to whether the Class A exchange ratio was fair, from a financial point of view, to the Unaffiliated Class A Holders;

     - did not address SFX's underlying business decision to effect the merger or to effect the divestiture of certain non-core investments or the fairness of the divestiture of certain non-core investments from a financial point of view;

     - did not constitute a recommendation to the SFX Board in connection with the merger;

     - does not constitute a recommendation to any SFX stockholder as to how to vote in connection with the merger proposal or any of the related merger proposals, including the proposed charter amendment; and

     - did not express any opinion as to the price or range of prices at which the shares of SFX Class A common stock or Clear Channel common stock would trade subsequent to the announcement of the merger or as to the price or range of prices at which the shares of Clear Channel common stock may trade subsequent to the consummation of the merger.

     Although Bear Stearns evaluated the fairness of the Class A exchange ratio from a financial point of view to the Unaffiliated Class A Holders, the Class A exchange ratio itself was determined by Clear Channel and SFX through arm's length negotiations. Bear Stearns did not provide advice to SFX during the course of such negotiations. Bear Stearns was not asked to, and did not express, a fairness opinion from a financial point of view of the Class B exchange ratio.

     In arriving at its opinion, Bear Stearns, among other things:

     - reviewed the merger agreement and the terms of the merger set forth therein;

     - reviewed the terms of the divestiture of certain non-core investments;

     - reviewed SFX's Annual Reports to Stockholders and Annual Reports on Form 10-K for the year ended December 31, 1998; its Quarterly Reports on Form 10-Q for the periods ended March 31,

       June 30, and September 30, 1999; its Report on Form 8-K dated September 17, 1999; and its Prospectus dated August 17, 1999;

     - reviewed certain operating and financial information, including preliminary financial results of SFX for the year ended December 31, 1999 and projected financial results of SFX for the two years ended December 31, 2000 and 2001 provided to Bear Stearns by SFX management relating to SFX's business and prospects;

     - discussed SFX's business, operations, historical and projected financial results and future prospects, with certain members of SFX's senior management;

     - reviewed Clear Channel's Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 1996, 1997 and 1998; its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1999; its Form 8-K dated October 2, 1999; its Prospectus dated November 19, 1999; and its press release dated February 22, 2000 announcing financial results for the year ended December 31, 1999;

     - reviewed certain operating and financial information, including projected financial results for Clear Channel for the two years ended December 31, 2000 and 2001, provided to Bear Stearns by Clear Channel's management relating to Clear Channel's business and prospects;

     - discussed Clear Channel's business, operations, historical and projected financial results for Clear Channel and future prospects with certain members of Clear Channel's senior management;

     - reviewed the historical prices, trading multiples and trading volumes of SFX Class A common stock and Clear Channel common stock;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to SFX and Clear Channel;

     - reviewed the financial terms of recent mergers and acquisitions with respect to companies which Bear Stearns deemed generally comparable to SFX, and of mergers and acquisitions which Bear Stearns deemed comparable to the merger;

     - reviewed the pro forma financial results, financial condition and capitalization of Clear Channel, giving effect to the merger;

     - reviewed the pro forma financial results of Clear Channel and SFX, giving effect to various other announced and/or completed transactions which were provided to Bear Stearns by Clear Channel and SFX, respectively, and reviewed the pro forma financial effect of the divestiture of non-core investments, except that pro forma financial results for the year ended December 31, 1999 for Clear Channel, giving effect to the pending acquisition by Clear Channel of AMFM, Inc., were derived from Wall Street research; and

     - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     In preparing its opinion, Bear Stearns relied upon, without independent verification, the accuracy and completeness of the financial and other information, including, without limitation, the financial projections provided to Bear Stearns by SFX and Clear Channel or otherwise publicly available. With respect to such financial projections, Bear Stearns assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of SFX and Clear Channel, in the case of their respective projections, and of financial analysts, in the case of the publicly available financial projections, as to the expected future performance of SFX and Clear Channel, respectively. Bear Stearns did not independently verify any information or financial projections, and relied upon the assurances of the senior managements of SFX and Clear Channel that they were unaware of any facts that would make the information and/or financial projections relied on by Bear Stearns incomplete or misleading.

     In arriving at its opinion, Bear Stearns did not conduct a physical inspection of the properties and facilities of SFX or Clear Channel and did not perform or obtain any independent appraisal of the assets or liabilities of SFX and Clear Channel, nor was it furnished with any appraisals. In rendering its opinion, Bear Stearns did not solicit, and was not authorized to solicit, third party acquisition interest in SFX, nor are they aware of any such proposals other than the divestiture of certain non-core investments. Bear Stearns assumed that the divestiture of certain non-core investments will be completed in accordance with the terms thereof. In addition, Bear Stearns did not express any opinion as to the price or range of prices at which SFX Class A common stock or Clear Channel common stock may trade subsequent to the announcement or consummation of the merger.

     Bear Stearns' opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of its opinion.

     Bear Stearns also assumed, with the consent of SFX, that the merger will
(a) qualify as a tax-free "reorganization" within the meaning of section 368(a) of the United States Internal Revenue Code of 1986 as amended, (b) be accounted for under the purchase method of accounting, and (c) otherwise be consummated without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would be material to Bear Stearns' analyses.

     Set forth below is a brief description of the material valuation and financial and comparative analyses considered by Bear Stearns in connection with the rendering of the Bear Stearns opinion.

     In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, Clear Channel and SFX. Any estimates contained in the analyses performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Bear Stearns' opinion was among several factors taken into consideration by the SFX Board in making its determination to approve the merger and the merger agreement. The analyses set forth below, to the extent they are based upon pro forma financial results giving effect to the merger and projected results of SFX or Clear Channel, do not give pro forma effect to the divestiture of the non-core investments.

     Historical Stock Trading Analysis and Exchange Ratio Analysis

     Bear Stearns reviewed the historical stock trading performance of SFX Class A common stock and Clear Channel common stock over the following time periods:

STOCK PRICE PERFORMANCE -- COMPOUND ANNUAL GROWTH RATE ("CAGR")    SFX       CLEAR CHANNEL
---------------------------------------------------------------   ------     -------------
February 25, 1999 -- February 25, 2000........................    (11.8%)        27.2%
February 25, 1998 -- February 25, 2000........................     50.5%(1)      30.5%
February 25, 1995 -- February 25, 2000........................        NA         60.7%

     Bear Stearns compared the stock price performance of Clear Channel to various indices during the five years ended February 25, 2000, as illustrated by the table below:

                                                             CAGR
                                                     --------------------
                                                      FEBRUARY 25, 1995
                                                     TO FEBRUARY 25, 2000
                                                     --------------------
Clear Channel......................................         60.7%
Standard & Poor's 500 Index ("S&P")................         22.3%
Radio Index(2).....................................         68.5%

     Bear Stearns also compared the stock price performance of SFX to various indices during the two years ended February 25, 2000, as illustrated by the table below:

                                                             CAGR
                                                     --------------------
                                                      FEBRUARY 25, 1998
                                                     TO FEBRUARY 25, 2000
                                                     --------------------
SFX................................................          50.5%
S&P 500............................................          13.1%
Motor Sports(3)....................................          12.8%
Movie Theaters(4)..................................         (53.2%)
Theme Parks(5).....................................         (13.9%)
Diversified Entertainment(6).......................           8.8%

---------------

(1) SFX was spun off on April 27, 1998, but traded February 18 -- April 27, 1998 on a when-issued basis.

(2) Consists of AMFM, Inc.; Citadel Communications Corp.; Cox Radio, Inc.; and Infinity Broadcasting Corp.

(3) Consists of Dover Downs Entertainment, Inc., International Speedway Corp., and Speedway Motorsports, Inc.

(4) Consists of AMC Entertainment, Inc., Carmike Cinemas, Inc., and Loews Cineplex Entertainment Corp.

(5) Consists of Cedar Fair, L.P., Premier Parks Inc. and Euro Disney S.C.A.

(6) Consists of The Walt Disney Company, Inc.; The News Corporation Limited; and Viacom, Inc.

     Bear Stearns reviewed the relationship between the daily closing prices of SFX Class A common stock and Clear Channel common stock during the period from February 25, 1999 through February 24, 2000 and the implied historical exchange ratios determined by dividing the price per share of SFX Class A common stock by the price per share of Clear Channel common stock over such period. Bear Stearns did so in order to compare the Class A exchange ratio against historical implied exchange ratios. The following table shows the implied exchange ratio as of February 24, 2000 (the last trading day before public speculation appeared on a wire service about a possible SFX business combination with CBS Corp.) as well as the average, high and low implied historical exchange ratios for various periods leading up to February 24, 2000. Based upon this analysis the negotiated Class A exchange ratio of 0.60 reflected a premium as compared to the average implied historical exchange ratios for the periods presented.

                                                              HISTORICAL EXCHANGE RATIO
                                                              -------------------------
TIME PERIOD                                                   AVERAGE    HIGH      LOW
-----------                                                   --------   -----    -----
Close on February 24, 2000..................................    0.39x    0.39x    0.39x
20 trading days ended February 24, 2000.....................    0.38x    0.46x    0.34x
Six Months ended February 24, 2000..........................    0.42x    0.61x    0.33x
One Year ended February 24, 2000............................    0.52x    0.71x    0.33x

  Generally Comparable Company Analysis

     Bear Stearns compared certain operating, financial, trading and valuation information for SFX to certain publicly available operating, financial, trading and valuation information for 12 selected companies (categorized into four groups), which, in Bear Stearns' judgment, were generally comparable to SFX for purposes of this analysis.

     These companies were:

         MOTOR SPORTS                      MOVIE THEATERS               THEME PARKS        DIVERSIFIED ENTERTAINMENT
         ------------                      --------------               -----------        -------------------------
Dover Downs Entertainment, Inc.       AMC Entertainment, Inc.         Cedar Fair, L.P.   The Walt Disney Company, Inc.
 International Speedways Corp.         Carmike Cinemas, Inc.         Premier Parks Inc.  The News Corporation Limited
  Speedway Motorsports, Inc.     Loews Cineplex Entertainment Corp.  Euro Disney S.C.A.          Viacom, Inc.

     Bear Stearns compared the value of these companies based on closing stock prices as of February 25, 2000 against their earnings before interest, taxes, depreciation and amortization ("EBITDA"). Bear Stearns determined the enterprise value of these companies by calculating the sum of their equity, total debt and the value of minority interests, minus cash (the "Enterprise Value"). A summary of the projected multiples of Adjusted Enterprise Value (defined as Enterprise Value adjusted for the value of non-EBITDA generating assets as estimated by an average of available Wall Street research) to EBITDA (based on an average of EBITDA estimates published in available Wall Street research) for calendar year 2000 is set forth below:

                                                              ADJUSTED ENTERPRISE VALUE/
                                                                     2000E EBITDA
                                                              ---------------------------
                                                                  RANGE
                                                              --------------    HARMONIC
                                                               LOW     HIGH       MEAN
                                                              -----    -----    ---------
Motor Speedway..............................................   7.9x    15.0x      10.7x
Movie Theaters..............................................   5.8      6.6        6.3
Theme Parks.................................................   6.2      7.7        7.0
Diversified Entertainment...................................  14.8     15.8       15.3

     Bear Stearns noted that for calendar year 2000, the implied multiples of Adjusted Enterprise Value to estimated EBITDA of SFX, based on the Class A exchange ratio (14.7x, as implied by Clear Channel's stock price of $76.25 as of February 25, 2000, and 16.1x, as implied by Clear Channel's average stock price of $85.76 for the twenty trading days prior to and including February 25, 2000) were generally above the multiples for generally comparable companies. Bear Stearns also noted that none of the generally comparable companies is identical to SFX and that, accordingly, any analysis of generally comparable companies necessarily involved complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of SFX versus the companies to which SFX was being compared.

     In addition, Bear Stearns compared certain operating, financial, trading and valuation information for Clear Channel to certain publicly available operating, financial, trading and valuation information for four selected companies which, in Bear Stearns' judgment, were generally comparable to Clear Channel for purposes of this analysis. These companies were Citadel Communications, Corp., Cox Radio Inc., Cumulus Media Inc. and Infinity Broadcasting Corp.

     Bear Stearns compared the value of these companies based on closing stock prices as of February 25, 2000 against their EBITDA. A summary of the projected multiples of Adjusted Enterprise Value to EBITDA (based on an average of EBITDA estimates published in available Wall Street research) for calendar year 2000 is set forth below:

              ADJUSTED ENTERPRISE VALUE/2000E EBITDA
              --------------------------------------
Range:
  High......................................................  23.4x
  Low.......................................................  22.2x
Harmonic Mean:..............................................  22.7x

     Bear Stearns noted that for calendar year 2000, the multiple of Adjusted Enterprise Value to estimated EBITDA of Clear Channel (pro forma for its announced acquisition of AMFM Inc.) was 23.4x (based on its stock price of $76.25 as of February 25, 2000) as compared to the harmonic mean of 22.7x for generally comparable companies. Bear Stearns also noted that none of the generally comparable companies is identical to Clear Channel and that, accordingly, any analysis of generally comparable companies necessarily involved complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of Clear Channel versus the companies to which Clear Channel was being compared.

     Comparable Acquisitions Analysis

     Bear Stearns reviewed and analyzed the publicly available financial terms of 23 selected merger and acquisition transactions in three relevant industry segments in which, in Bear Stearns' judgment, the targets were generally comparable to SFX, and compared the financial terms of these transactions to the valuation multiples implied by the Class A exchange ratio. The 23 transactions generally comparable to the merger consisted of negotiated transactions completed or announced between January 1, 1995 and February 25, 2000 and worth over $50 million. These transactions were:

TARGET                                                            ACQUIROR
------                                                            --------
Live Events
Pace Entertainment Corp. ....................   SFX
Cellar Door Cos. ............................   SFX
Magicworks Entertainment, Inc. ..............   SFX
Penske Motorsports, Inc. ....................   International Speedway Corp.
Livent, Inc. -- Theaters and Production
  Assets.....................................   SFX
Brand Hatch Leisure PLC......................   Interpublic Group of Companies
Apollo Leisure Group Limited.................   SFX
Stoll Moss Theatres Ltd .....................   Really Useful Theatres
Theaters
Cobb Theatres................................   Regal Cinemas, Inc.
Act III Theatres, Inc. (Act III
  Communications, Inc.)......................   Kohlberg Kravis Roberts & Co.
Cinamerica Theatres, L.P. (Viacom, Inc./Nat'l
  Amusement, Time Warner, Inc.)..............   WestStar Holdings, Inc. (Lewine, Warburg
                                                Pincus Ventures Int'l, L.P.)
Landmark Theatre Corp. (Heritage
  Entertainment, Inc.).......................   Silver Cinemas Int'l, Inc. (Brentwood
                                                  Associates, Inc.)
Regal Cinemas, Inc. .........................   Investor Group
                                                  (Kohlberg Kravis Roberts & Co., Hicks Muse
                                                  Tate & Furst, Inc.)
Clearview Cinema Group, Inc. ................   Cablevision Systems Corp.
Theme Parks
Bowling Corporation of America...............   AMF Bowling Centers (AMF Group, Inc.)
Griffin Gaming & Entertainment...............   Sun International Hotels Ltd
                                                  (Sun International Investments)
Knott's Berry Farm...........................   Cedar Fair, L.P.
Six Flags Entertainment Corp. -- (Time Warner
  Entertainment Company, L.P.)...............   Investor Group -- Boston Ventures
Steamboat Ski Resort, Heavenly Ski Resort....   American Skiing Company
Six Flags Entertainment Corp. ...............   Premier Parks Inc.
Walibi SA....................................   Premier Parks Inc.
Star City Leisure Park, Birmingham...........   MWB Leisure Fund II --
                                                  (Marylebone Warwick Balfour Group PLC)
First Leisure Corp PLC -- Family
  Entertainment Division.....................   Moatdale Ltd.

     Bear Stearns reviewed the prices paid in these transactions and analyzed various operating and financial information and imputed valuation multiples and ratios. Bear Stearns' analysis of the generally comparable acquisitions indicated that the range of Adjusted Enterprise Value multiples to EBITDA for the latest available 12 months as of the date of the acquisition agreements relating to such acquisitions were as indicated below:

                                                              ADJUSTED ENTERPRISE VALUE/
                                                             LATEST TWELVE MONTHS EBITDA
                                                             ----------------------------
                                                                 RANGE
                                                             --------------     HARMONIC
                                                              LOW     HIGH        MEAN
                                                             -----    -----     ---------
Live Events................................................  11.0x    21.6x       14.8x
Theaters...................................................  10.5     15.9        12.0
Theme Parks................................................   6.9     12.1        11.3
SFX Transaction (implied multiple based on Clear Channel's
  common stock price of $76.25 as of February 25, 2000)....           18.8x
SFX Transaction (implied multiple based on Clear Channel's
  average common stock price of $85.76 for the twenty
  trading days prior to and including February 25, 2000)...           20.5x

     Bear Stearns also noted that none of the generally comparable acquisitions either involved enterprises that were identical to SFX and Clear Channel or were identical to the merger and that, accordingly, any analysis of the comparable acquisitions necessarily involved complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of SFX compared with the acquisition values of the companies in the comparable acquisitions.

  Premium Analysis

     Bear Stearns conducted (1) an analysis of the implied premium to be paid to holders of SFX Class A common stock; (2) a comparison of the implied premium to certain average implied premiums paid in a sample of selected publicly reported transactions in the media and entertainment sector completed over a three year period in negotiated stock-for-stock transactions greater than $1.0 billion, excluding mergers of equals (5 transactions); and (3) a comparison of the implied premium to the average implied premiums paid in publicly reported transactions in all industry sectors completed over a three year period in negotiated stock-for-stock transactions greater than $1.0 billion, excluding mergers of equals (202 transactions). Bear Stearns noted that based upon the closing sale prices for SFX Class A common stock and Clear Channel common stock on February 24, 2000 (the last trading day before public speculation appeared on a wire service about a possible SFX business combination with CBS), the Class A exchange ratio of 0.60 resulted in an implied one-day premium to holders of SFX Class A common stock of 43.8%. Bear Stearns also reviewed the implied premium paid to holders of SFX Class A common stock based on the average of Clear Channel's stock price over the period from January 24, 2000 through February 24, 2000, and noted that the implied premium to SFX Class A common stock's price was 61.8%.

                                                     FEBRUARY 24, 2000    ONE MONTH AVERAGE
PREMIUM PAID TO HOLDERS OF                          CLEAR CHANNEL STOCK   OF CLEAR CHANNEL
SFX CLASS A COMMON STOCK                                   PRICE             STOCK PRICE
--------------------------                          -------------------   -----------------
Based on SFX share price as of February 24,
  2000............................................         43.8%                61.8%

     The following table presents the averages of one-day and one-month premiums contemplated in stock-for-stock transactions completed between January 1, 1997 and February 25, 2000 (i) in the media and entertainment sector and (ii) in a large sample (202 transactions) of publicly reported transactions in all industry sectors.

                                                 AVERAGE PREMIUM VS.    AVERAGE PREMIUM VS.
                                                 STOCK PRICE ONE DAY      STOCK PRICE ONE
                                                      PRIOR TO            MONTH PRIOR TO
                                                    ANNOUNCEMENT           ANNOUNCEMENT
                                                 -------------------   ---------------------
Media & Entertainment Industry.................         20.8%                  33.1%
All Industries.................................         28.1%                  40.2%

     Pro Forma EPS and After-Tax Cash Flow Analysis

     Bear Stearns analyzed the impact of the merger using the Class A exchange ratio on the earnings per share and after tax cash flow, or "ATCF" (net income plus depreciation and amortization plus interest expense and dividends from dilutive convertible securities) of SFX and Clear Channel for 1999 and the projected fiscal years 2000 and 2001 excluding any one-time charges. Bear Stearns also calculated the respective Equity Value/2000 estimated ATCF trading valuation levels of SFX (13.2x) and Clear Channel (29.8x) as of February 24, 2000 and February 25, 2000, respectively. Bear Stearns noted that the projected dilution in ATCF per share for SFX, as illustrated in the table below, is partially attributable to the aforementioned discrepancy in respective trading multiples between SFX and Clear Channel.

                                                           PROSPECTIVE 1999 -- 2001 ATCF
                                                            ACCRETION/ (DILUTION) RANGE
                                                           ------------------------------
                                                             LOW                   HIGH
                                                           -------                -------
SFX......................................................   (36.6%)                (12.1%)

     Relative Contribution Analysis

     Bear Stearns reviewed the relative contribution of each of Clear Channel and SFX to certain income statement categories of the pro forma combined company, including 1999 results (pro forma for certain business combinations), 2000 estimated and 2001 estimated revenues, EBITDA and ATCF. Bear Stearns then compared these contribution percentages to the proportion of the Adjusted Enterprise Value and equity value that SFX's stockholders would receive based on the Class A exchange ratio of 0.60. Bear Stearns observed that SFX's share of the combined Adjusted Enterprise Value and Equity Value would be 8.6% and 7.0%, respectively, at the Class A exchange ratio. Set forth below is SFX's relative contribution to certain income statement categories of the pro forma combined company, including 1999 pro forma, 2000 estimated and 2001 estimated revenues, EBITDA and ATCF:

                                                        1999PF -- 2001E
                                                        ---------------
Revenues..............................................  28.5% -- 30.4%
EBITDA................................................  11.8% -- 13.1%
ATCF..................................................   7.9% -- 10.9%

     Potential Premium on Related Transactions

     Bear Stearns reviewed the potential premium to be paid to the Class B Holders in the merger and as a result of the divestiture of certain non-core investments relative to and as a percentage of the consideration to be paid to the Unaffiliated Class A Holders (as represented by the aggregate market value of the Clear Channel common stock at February 25, 2000 received by all Unaffiliated Class A Holders pursuant to the Class A exchange ratio). The potential premium was calculated as the sum of (i) the aggregate value received by the Class B Holders less the value they would have received for an equivalent number of Class A shares and (ii) the hypothetical value of the non-core investments which are to be divested simultaneously with the merger less the consideration paid by certain of the Class B Holders for these investments. In analyzing the hypothetical value of the non-core investments which are to be divested simultaneously with the merger, Bear Stearns reviewed (i) SFX's investment costs in connection with the investments; (ii) the implied valuation of such investments based on recent or pending financings or transactions; and
(iii) the hypothetical future value of such investments based on fully distributed potential post-initial public offering multiples of 2001 revenue as projected by SFX for the companies constituting the non-core investments to be divested.

     Based on this analysis, the potential premium paid to the Class B Holders in the merger and through the divestiture of certain non-core investments ranged from 2.8% to 8.5% of the total consideration to be paid to the Unaffiliated Class A Holders.

     The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the Bear Stearns analysis of the fairness, from a financial point of view, of the Class A exchange ratio to the Unaffiliated Class A Holders.

     As compensation for its services in connection with the merger, including rendering its opinion, SFX has agreed to pay Bear Stearns a customary fee, a portion of which will become payable upon consummation of the merger. In addition, SFX has agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses incurred by Bear Stearns in connection with the merger, including reasonable fees and disbursements of its legal counsel. SFX has also agreed to indemnify Bear Stearns against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

     Bear Stearns and its affiliates have previously rendered certain investment banking and financial advisory services to SFX and Clear Channel, for which Bear Stearns received customary compensation. Bear Stearns may provide financial advisory and financing services to the combined company and/or its affiliates and may receive fees for the rendering of these services. In the ordinary course of its business, Bear Stearns may actively trade the securities of SFX and/or Clear Channel for its own account and for the accounts of its customers and, accordingly, Bear Stearns may at any time hold a long or short position in these securities.

ACCOUNTING TREATMENT

     Upon consummation of the merger, Clear Channel will account for the acquisition of SFX using the purchase method of accounting. Accordingly, the consideration to be paid in the merger will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the closing date of the merger. To the extent the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Clear Channel will record goodwill. Income (or loss) of SFX subsequent to the closing date will be included in the consolidated results of Clear Channel.

     The parties have prepared the unaudited pro forma financial information contained in this document using the purchase method of accounting to account for the merger. See "Summary -- Unaudited Comparative Per Share Data" and "Unaudited Pro Forma Consolidated Financial Information."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Members of SFX's management and the SFX Board may be deemed to have interests in the merger that are different from, or in addition to, the interests of SFX stockholders generally. The SFX Board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. These interests are described below.

     CONSIDERATION TO BE RECEIVED IN THE MERGER

     Assuming the merger is approved, the holders of SFX Class A common stock, including Messrs. Sillerman and Ferrel with respect to the shares of SFX Class A common stock held by them, will receive 0.6 of a share of Clear Channel common stock for each SFX share, and holders of SFX Class B common stock will receive
1.0 share of Clear Channel common stock for each SFX share. As of the record date, Mr. Sillerman and Mr. Ferrel held 2,286,253 and 259,304 shares, respectively, of the outstanding shares of SFX Class B common stock, representing all of the outstanding shares of that class. As of June 2, the
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

trading date immediately prior to the record date, the aggregate premium to be paid to the holders of Class B common stock (Messrs. Sillerman and Ferrel) in the merger is $77,130,377 million or $1.20 per share of Class A common stock outstanding as of the record date. Although the Board of Directors and the Special Committee received an opinion from Bear, Stearns & Co. Inc. and Lehman Brothers, respectively, that, as of February 28, 2000 and May 16, 2000, respectively, the consideration to be offered to the holders of Class A common stock in the merger is fair from a financial point of view to those holders, neither opinion addresses the fairness of the consideration to be offered to the holders of Class B common stock.

     In addition, on May 12, 2000, SFX and counsel to the plaintiffs in the stockholder litigation relating to the merger entered into a memorandum of understanding regarding the proposed settlement that would result in a modification of the consideration payable to such holders in the merger. Under the proposed settlement, the defendants would pay to the holders of the SFX Class A common stock an aggregate of $34.5 million, payable in either cash or Clear Channel common stock, at the option of the defendants, less the amount of fees and expenses awarded to plaintiffs' counsel by the court.

     FEES TO SPECIAL COMMITTEE

     In connection with the merger, Paul Kramer, James F. O'Grady, Jr. and John
D. Miller served as members of the Special Committee, which evaluated the fairness of the terms of the merger to the holders of Class A common stock. Each Special Committee member will receive a fee of $70,000 for their services as a member of the Special Committee, of which $60,000 has already been paid. There were eighteen meetings of the Special Committee. In addition, Edward Dugan received a fee of $25,000 in consideration for his services as advisor to the Special Committee prior to his death in May 2000. The fees are payable regardless of whether any proposal relating to the acquisition of SFX, including the merger with Clear Channel, was approved by the Special Committee, the SFX Board or the stockholders of SFX.

     SFX STOCK OWNERSHIP AND OPTION HOLDINGS

     As of May 31, 2000, directors and executive officers of SFX beneficially owned an aggregate of 10,958,958 shares of SFX Class A common stock, including warrants and options to purchase 3,210,557 shares of SFX Class A common stock exercisable within 60 days. In addition, as of May 31, 2000, directors and executive officers of SFX beneficially owned an aggregate of 2,545,557 shares of SFX Class B common stock.

     Each of the non-employee directors was credited with 5,455 notional shares as of January 1, 1998. Effective June 1, 1999, and each subsequent quarter, the non-employee directors had the opportunity to elect to defer 50% or more of their Board retainer in the form of additional notional shares. Notional shares are paid out in the form of actual shares. Payment of the actual shares is deferred for at least one year and for as long as five years from the deferral date, as elected by the director. The change in 30% or more of the ownership of SFX or a change in the composition of the SFX Board following the approval of Stockholders will constitute a change of control under the SFX Director Deferred Stock Ownership Plan. The SFX Director Deferred Stock Ownership Plan provides that, upon a change in control, all deferral elections will immediately end, and the payments made to actual holders of SFX Class A common stock upon a change in control will also be paid at that time to the directors for each notional share of SFX Class A common stock credited to a director's account under the plan. In 1999, the SFX Board, other than Messrs. Kramer, O'Grady and Miller, also approved the issuance of stock options to purchase 7,500 shares of Class A common stock to each of Messrs. Kramer, O'Grady and Miller. These options are fully vested and have an exercise price of $16.08 per share.

     SFX's 1998 Stock Option and Restricted Stock Plan and 1999 Stock Option and Restricted Stock Plan provide that, upon a change of control, all stock options to acquire SFX Class A common stock will become immediately exercisable. The change in 50% or more of the ownership of SFX or a change in the composition of the SFX Board following the approval of the merger by SFX stockholders will constitute a change of control under these plans. In addition, under the terms of SFX's other stock option plans, all

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

outstanding but unvested options will vest upon completion of the merger. Accordingly, upon completion of the merger all SFX stock options, whether or not currently exercisable will become immediately exercisable. Pursuant to the merger agreement, all SFX options outstanding at the time of the consummation of the merger will be converted into options to purchase Clear Channel common stock.

     The following table indicates, for the five most highly compensated officers and all current executive officers and directors as a group, the number and value of options for which exercisability will accelerate:

                                                            NUMBER OF
                                                         OPTIONS VESTING
                                                           AS A RESULT          VALUE OF
                                                        OF THE MERGER(1)     SUCH OPTIONS(2)
                                                       -------------------   ---------------
Robert F.X. Sillerman................................      1,958,313           $50,942,309
Michael G. Ferrel....................................        302,500             7,271,175
David Falk...........................................         36,000               991,800
Howard J. Tytel......................................        175,806             4,316,438
Brian E. Becker......................................        127,500             2,863,725
All current directors and executive officers as a
  group (11 persons).................................      2,804,219            71,235,322

---------------

(1) Assumes consummation of the merger by September 30, 2000. Upon consummation of the merger, Messrs. Sillerman, Ferrel, Falk, Tytel and Becker will have the following number of exercisable options, respectively: 3,395,983; 887,500; 195,000; 779,798 and 287,501. All information is provided as of May 31, 2000.

(2) Value based on the difference between the fair market value of the shares of SFX Class A common stock at the close of business on May 31, 2000 ($43.63), as quoted on the NYSE Composite Transaction Tape, and the exercise price of the options.

     SFX EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

     SILLERMAN, FERREL, TYTEL AND BENSON EMPLOYMENT AGREEMENTS

     The amended and restated employment agreements, dated as of January 15, 2000, provide for annual base salaries of $625,000 for Mr. Sillerman, $525,000 for Mr. Ferrel, $400,000 for Mr. Tytel and $325,000 for Mr. Benson, increased annually by the greater of five percent or the rate of inflation. Each executive officer also may receive during his continued satisfactory performance of the employment agreement (a) a guaranteed cash bonus, and (b) an additional bonus to be determined annually in the discretion of the Board, on the recommendation of its compensation committee. Each employment agreement is for a term of five years from January 15, 2000, and unless terminated or not renewed by either party, the executive officer's employment will continue thereafter on a year-to-year basis on terms identical to those at the time of renewal. Each employment agreement includes a non-competition agreement between the executive officer and SFX which is operative during the term of the agreement, and for one year following termination or expiration of the agreement other than termination as a consequence of a change of control, or upon failure of certain other conditions within the control of SFX. In connection with entering into his amended and restated employment agreement, each executive agreed to forfeit his change of control stock options provided for under his previous employment agreement.

     If an executive officer is terminated by SFX without cause or if there is a constructive termination without cause, as such terms are defined in the respective employment agreements, the employment agreements provide the following payments to the executive officer:

     - base salary through the date of termination;

     - base salary for the greater of three years following termination, or the remainder of the term; and

     - a bonus for the unexpired term, not less than the bonus paid in the first year of the agreement, multiplied by the unexpired term.

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

     In the event of a change in control of SFX, as such term is defined uniformly in each employment agreement (including, without limitation, consummation of the proposed Clear Channel merger), and in addition to the foregoing, all previously granted but unvested options to purchase SFX stock shall vest fully and remain exercisable for the full period of the initial grant or ten years, whichever is longer. In addition, upon a change of control, the executive officer is not required to continue his employment, and the post-employment non-competition provisions in the agreement no longer remain effective. The employment agreements further provide that SFX will indemnify the executive officer for taxes incurred if any change in control payments are deemed "parachute payments" under the Internal Revenue Code.

     As an inducement to cause each executive officer's entry into his amended and restated employment agreement, the compensation committee and the Board approved the issuance of stock options exercisable for shares of Class A common stock to such executive officers as follows: Mr. Sillerman received options to purchase 1,200,000 shares, of which 750,000 are exercisable at $3.67 per share and 450,000 are exercisable at $16.08 per share; Mr. Ferrel received options to purchase 400,000 shares, of which 250,000 are exercisable at $3.67 per share and 150,000 are exercisable at $16.08 per share; Mr. Tytel received options to purchase 390,000 shares, of which 250,000 are exercisable at $3.67 per share and 140,000 are exercisable at $16.08 per share; and, Mr. Benson received options to purchase 112,500 shares, of which 37,500 are exercisable at $3.67 per share and 75,000 are exercisable at $16.08 per share.

     BECKER EMPLOYMENT AGREEMENT

     As a condition to execution of the PACE acquisition, SFX entered into an employment agreement with Brian Becker, the Chief Executive Officer and President of PACE. The agreement had a term of five years that commenced on February 25, 1998. Pursuant to a second amended and restated employment agreement dated December 13, 1999, that replaced the original employment agreement, Mr. Becker is President and Chief Executive Officer of the worldwide Theatrical, Motor Sports and Family Entertainment businesses, as such terms are defined in the agreement, of SFX. Mr. Becker serves as a member of SFX's Office of the Chairman, an Executive Vice President, and Director of Operations of SFX and a director of each of PACE and SFX. During the term of his employment, Mr. Becker will receive a base salary of $375,000, increased annually by the greater of five percent or the rate of inflation. Mr. Becker will receive an annual incentive bonus to be determined annually in the discretion of the Board, on the recommendation of its Compensation Committee. Mr. Becker's employment agreement is for a term of five years, and unless terminated or not renewed by either party, the term will continue thereafter on a year-to-year basis on terms identical to those at the time of renewal.

     If Mr. Becker is terminated by SFX without cause or if there is a constructive termination without cause, as such terms are defined in the employment agreement, Mr. Becker will be entitled to receive the following payments:

     - base salary through the date of termination;

     - base salary for the greater of three years following termination or for the remainder of the term;

     - a bonus for the unexpired term not less than the bonus paid in the year before termination, multiplied by the unexpired term;

     - if the termination occurs during the initial five-year term, immediately vested options to purchase an amount equal to 166,667 shares of Class A common stock less the product of (i) 33,333 shares and (ii) the number of full years remaining under the term of the employment agreement at an exercise price equal to the lowest exercise price of any stock option granted by SFX in the twelve months prior to termination; and

     - if the termination occurs after the initial five-year term, immediately vested exercisable options to purchase 33,333 shares of Class A common stock at an exercise price equal to the lowest exercise price of any stock option granted by SFX in the twelve months prior to termination.

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

     If Mr. Becker is terminated for any reason other than cause, or if there is a constructive termination without cause following a change in control of SFX, as such terms are defined in the employment agreement, in addition to the foregoing, Mr. Becker will receive immediately vested 10 year options to purchase 166,667 shares of Class A common stock exercisable at the lowest exercise price of any other options that Mr. Becker owns as of the date of the change of control; however, Mr. Becker will forfeit his right to receive the additional 166,667 options if he accepts a written offer to remain with the surviving company in an executive position. In addition, SFX has agreed to indemnify Mr. Becker for taxes incurred if any of the change of control payments are deemed "parachute payments" under the Internal Revenue Code.

     Mr. Becker's original employment agreement gave him a right of first refusal, subject to certain limitations, if SFX received a bona fide offer from a third party to purchase all or substantially all of either the theatrical or motor sports lines of business. If SFX sold either of PACE's theatrical or motor sports line of business, it agreed not to sell the other line of business before March 11, 2000. These provisions have been eliminated in Mr. Becker's amended and restated employment agreement.

     FALK EMPLOYMENT AGREEMENT

     In connection with the acquisition of Falk Associates Management Enterprises, Inc. (known as FAME), on April 29, 1998, SFX entered into an employment agreement with David Falk. On January 1, 2000, the agreement was amended and restated. The agreement has a term of five years commencing April 29, 1998 and expiring April 29, 2003. Pursuant to the agreement, Mr. Falk is the Chairman of SFX Sports Holdings, Inc. and SFX Sports Group, Inc. and is a Member of the Office of Chairman of SFX and a director of SFX. The agreement provides for an annual base salary of $450,000, reviewed annually and increased by a minimum of 5% per year. In addition, SFX has agreed to make annual stock option grants to Mr. Falk to purchase at least 35,000 shares of Class A common stock during each year of his employment agreement. Each stock option shall have an exercise price equal to the closing price of the Class A common stock on the date of the grant. The options will fully vest on or before April 29, 2003 subject to a vesting schedule to be determined by the SFX Board.

     SFX may terminate Mr. Falk's employment at any time with or without cause, as defined in the agreement. If the agreement is terminated for any reason other than a voluntary termination or termination for cause, then all stock options granted or to be granted pursuant to the agreement will immediately be granted, vest and become exercisable and SFX will be obligated to pay Mr. Falk his base salary and annual bonuses through the original term of the agreement, as well as certain additional benefits.

     In the event of a change in control, SFX will pay to Mr. Falk an amount equal to his salary for the period remaining from the date of the change in control until April 29, 2003. In addition, upon a change in control, all stock options granted to Mr. Falk will vest and become exercisable immediately. Further, the balance of the remaining stock options to be granted to Mr. Falk during the term of employment will be immediately granted and will also vest and become exercisable immediately.

     For one year following the termination of the employment agreement by Mr. Falk or termination by SFX for Cause, as defined in the agreement, except in certain events, Mr. Falk has agreed that he will not compete with the business of FAME as conducted as of the closing date of the FAME acquisition or solicit any employees to leave SFX or its affiliates.

     REGISTRATION RIGHTS AGREEMENT

     In connection with the merger agreement, Clear Channel and Mr. Sillerman entered into a registration rights agreement which grants Mr. Sillerman and his transferees certain piggyback registration rights with respect to any or all shares of the Clear Channel common stock issued to Mr. Sillerman pursuant to the merger. The registration rights agreement becomes effective at the effective time of the merger and continues in effect for one year from the effective time. Under such registration rights agreement, each time Clear Channel proposes to make a registered offering of equity securities (other than an offering of securities that is not firmly underwritten) under the Securities Act for sale to the public for the account of Clear Channel or any other security holder, Mr. Sillerman is entitled to request inclusion of his Clear Channel shares in such registration. In the event that a managing underwriter of any underwritten offering informs Clear Channel that:

     - such securities, when added to the other securities to be included in such registration, would materially adversely affect the price, timing or distribution of the offering and sale of such securities; or

     - all or part of such securities cannot be sold;

then Clear Channel must include in such registration, first, all of the securities to be offered on its own account and second, the securities requested to be included by Mr. Sillerman and any other security holders of Clear Channel having the right to include such securities on a pro-rata basis (except to the extent that Clear Channel previously granted different priority rights to other security holders).

     If Clear Channel files one or more registration statements on Form S-3 in a firm underwritten public offering covering the resale of Clear Channel common stock held by other security holders who have registration rights, Clear Channel and Mr. Sillerman must agree as to the number of shares of Clear Channel common stock held by Mr. Sillerman to be included on such registration statement.

     Clear Channel agrees to indemnify and hold harmless, to the fullest extent permitted by law, Mr. Sillerman and related persons and entities against liabilities and expenses under the federal securities laws and arising out of offerings made pursuant to the registration rights agreement except to the extent caused by reliance on written information furnished by Mr. Sillerman for inclusion in the registration statement, and likewise, Mr. Sillerman agrees to indemnify Clear Channel and related persons and entities against liabilities and expenses under the federal securities laws to the extent caused by Clear Channel's reliance on written information so furnished by Mr. Sillerman.

     Clear Channel is responsible for all registration expenses with respect to each registration, whether or not any registration statement becomes effective, although Mr. Sillerman is responsible for legal fees of his own counsel and underwriting discounts and commissions and any transfer taxes on the sale of his securities.

     NONDISCLOSURE AND NONCOMPETITION AGREEMENT

     In connection with the merger, Mr. Sillerman entered into a nondisclosure and noncompetition agreement with Clear Channel that will become effective as of the effective time of the merger. Pursuant to the agreement, Mr. Sillerman must acknowledge and agree that all confidential information of SFX known or obtained by Mr. Sillerman, whether before or after February 28, 2000, is the property of SFX and its direct and indirect subsidiaries. "Confidential information" is broadly defined and generally includes any and all information concerning the business and affairs of SFX and its subsidiaries. The nondisclosure and noncompetition agreement will restrict Mr. Sillerman from disclosing to any unauthorized persons or using for his own account or for the benefit of any third party any confidential information of SFX, without Clear Channel's prior written consent, unless the confidential information becomes generally known and available for use by the public. The agreement will also require Mr. Sillerman to deliver to Clear Channel at the effective time of the merger, and at any time or from time to time thereafter as Clear Channel may request, until December 31, 2003 all confidential information that Mr. Sillerman may then possess or have under his control.

     The nondisclosure and noncompetition agreement will also restrict Mr. Sillerman from directly or indirectly engaging in certain activities that are in a "competitive business" commencing on the effective time of the merger and continuing, generally, for a period of five years thereafter. In general, competitive business activities include:

     - the ownership or operation of radio stations and television stations;

     - the ownership or operation of outdoor advertising displays, including billboards, street furniture and transit displays;
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

     - the ownership or operation of live music and other entertainment theaters, amphitheaters, arenas and similar venues, and the production or promotion of concerts, concert tours, musical festivals and other events featuring live music and other entertainment;

     - the development or management of touring Broadway shows and other theatrical productions;

     - the production or promotion of specialized motor sports shows and motor sports racing events;

     - the production or promotion of family-oriented entertainment shows and other events;

     - sports and entertainment marketing and event management and the related representation of professional athletes and broadcasters, including the performance of integrated event management, television programming and production, marketing and consulting services with respect thereto;

     - the ownership or operation of concert and event ticketing systems and centralized ticketing booking systems; and

     - the ownership or licensing of intellectual property rights in and to Broadway shows and other theatrical productions.

     Under the non-disclosure and noncompetition agreement, Mr. Sillerman will further agree that he will not, directly or indirectly:

     - engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend his name or any similar name to, lend his credit to, or render services to an enterprise engaged in any such competitive business activity;

     - interfere with a relationship of Clear Channel or SFX or its direct or indirect subsidiaries with any of their respective employees or business relations; or

     - disparage Clear Channel or SFX or its direct or indirect subsidiaries, or any of their stockholders, directors, officers, employees, or agents for a period of five years. The nondisclosure and noncompetition agreement further provides that for a period of five years after the effective time of the merger, and within ten days after accepting any employment with any other person, Mr. Sillerman must advise Clear Channel of the identity of such person.

     In the event of a breach by Mr. Sillerman of any of the non-competition covenants, the term of such covenant will be extended by the period of the duration of such breach.

     LETTER AGREEMENTS

     Simultaneously with the execution of the merger agreement, Clear Channel and SFX entered into two letter agreements governing certain ancillary matters occurring at or following the merger. We have attached to this document copies of the first letter agreement and an amendment to the first letter agreement as APPENDICES H AND I, respectively.

     FIRST LETTER AGREEMENT

     Pursuant to the first letter agreement, members of SFX senior management who are not employed by Clear Channel after the effective time of the merger may form an entity ("Newco") to conduct certain business activities and to sublease or license all or a portion of the 16th floor of the premises currently leased by SFX, at 650 Madison Avenue, New York, New York for the full remaining portion of the initial term. The terms of the sublease or license will be the same as those of the lease. SFX will be entitled to reimbursement for Newco's use of the furniture and equipment and all other items of personal property located in the subleased premises after December 31, 2000 and at the termination of the sublease, Newco will have the option to purchase any such furniture, equipment and other property owned by SFX at its then depreciated book value or to assume any leases relating to such property.

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

     Additionally, the first letter agreement provides that:

     - Clear Channel and SFX will sell to Newco, immediately following the effective time of the merger, certain non-core investments of SFX consisting of minority equity interests currently owned by SFX and/or one or more of its subsidiaries in certain entities, including The Firm, Broadband Sports.com, Ultrastar.com, e-Superstars.com and Wrenchhead.com (the "Internet Investments"), pursuant to the terms set forth in the first letter agreement; and

     - Newco or one or more other entities controlled by certain members of senior management of SFX who are not employed by Clear Channel after the merger will have the option to purchase all of the rights and interests of SFX in the Challenger airplane currently held by SFX pursuant to a time share at a price equal to the depreciated book value of such airplane.

     The first letter agreement, also provides that between the date of the merger agreement and the effective time of the merger, SFX may enter into a lease of the "Candler Building" in New York City's Times Square which provides for substantial renovation of such space pursuant to SFX's plans therefor. Clear Channel will be entitled to require SFX to make changes in the plans by delivery of written notices. In the event the merger agreement is terminated, Clear Channel shall reimburse SFX for the reasonable costs incurred by SFX to modify or reverse the changes in the plans requested by Clear Channel.

     Additional sections of the first letter agreement, generally provide that:

     - SFX will continue to observe and perform its commitment to make certain charitable contributions;

     - SFX and its subsidiaries shall make tickets available to the current senior management of SFX, for certain events produced or promoted by SFX or any of its subsidiaries; and

     - Between the date of the merger agreement and the Effective Time, SFX must abide by certain operating procedures.

     On May 12, 2000, Clear Channel and SFX entered into an amendment to the first letter agreement a copy of which is attached to this document as APPENDIX
I. The amendment to the first letter agreement modifies the arrangement with respect to the Internet Investments, as follows:

     - On the closing date of the merger, all of the Internet Investments other than SFX's interest in The Firm (the "Retained Internet Investments") shall be retained by SFX or its subsidiaries that hold such investments.

     - From time to time:

      -- during the period from the closing date of the merger and through the third anniversary of the closing date of the merger, Clear Channel may cause SFX to sell one or more of the Retained Internet Investments, in each case in a bona-fide sale to a person which is not an affiliate of the seller on terms and conditions, including price, that are reasonably reflective of the then current fair market value of the Retained Internet Investment being sold, pursuant to the financial advice of a nationally-recognized investment banking firm retained for such purpose by Clear Channel; or

      -- (A) during the period from the first anniversary of the closing date through the third anniversary of the closing date, Clear Channel may obtain an appraisal of the fair market value of the Retained Internet Investments in Broadband Sports.com and/or Wrenchhead.com; and (B) during the period from the first anniversary of the closing date of the merger through the third anniversary of the closing date, Clear Channel may obtain an appraisal of the fair market value of the Retained Internet Investments in Ultrastar.com and/or eSuperstars.com for purposes of determining the amount of the 20% component of the net proceeds referred to below; and (C) during the period from the second anniversary of the closing date of the merger through the third anniversary, Clear Channel may obtain an appraisal of the fair market value of the Retained Internet Investments in Ultrastar.com and/or e-Superstars.com for the purpose of determining the amount of the 15% component of the net proceeds referred to below;

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     provided, however, that if no sale has occurred or appraisal been obtained on or prior to the third anniversary of the merger for one or more of the Retained Internet Investments, then Clear Channel shall be required to obtain an appraisal for each such Retained Internet Investment within 30 days after the third anniversary. In addition, at any time during the period from the first anniversary through the second anniversary of the closing date of the merger, Mr. Sillerman may require Clear Channel to obtain an appraisal of the Retained Internet Investments within 30 days after providing written notice for the purpose of determining the amount of the 15% component of the net proceeds referred to below and/or the B-W 15% component referred to below. Any such appraisal shall be obtained from two nationally-recognized investment banking firms, each retained by Clear Channel for such purpose, with one firm selected by Clear Channel (and reasonably acceptable to Mr. Sillerman) and one firm selected by Mr. Sillerman (and reasonably acceptable to Clear Channel). Clear Channel shall be permitted to complete a partial sale of its interest in any Retained Internet Investment, provided that the amount distributed to the persons specified below is no less than would be distributed in a total sale of such Retained Internet Investment.

     - In the event a sale of any of the Retained Internet Investments occurs on or prior to the third anniversary of the closing date of the merger, Clear Channel will cause SFX to distribute a percentage of the net proceeds (as defined in the amendment to the first letter agreement) of the sale as follows:

      -- if the sale includes the Retained Internet Investment in Ultrastar.com or eSuperstars.com, 35% of the net proceeds shall be distributed to members of SFX's senior management designated by Mr. Sillerman consisting of two components: (i) twenty percent (20%) of the net proceeds (the "20% component"); and (ii) fifteen percent (15% of the net proceeds (the "15% component");

      -- if the sale involves the Retained Internet Investment in Broadband
         Sports.com or Wrenchhead.com, 15% of the net proceeds shall be distributed to members of SFX's senior management designated by Mr. Sillerman (the "B-W 15% Component").

     - At Clear Channel's option, each distribution of the net proceeds of a sale may be made either in cash or in shares of Clear Channel common stock. In the event Clear Channel determines to make such distribution in Clear Channel common stock, the aggregate number of shares to be distributed shall be determined by dividing the amount of the net proceeds to be distributed by the average closing price of the Clear Channel common stock on the New York Stock Exchange for the 20 trading days ending 10 calendar days prior to the date of the sale, provided that fractional shares shall, at the option of Clear Channel, either be rounded up to the next whole share or paid in cash.

     - In the event there is no sale of any one or more of the Retained Internet Investments on or prior to the third anniversary and instead an appraisal is obtained, then, the appraised fair market value of the relevant Retained Internet Investments shall be treated in the same manner as net proceeds of a sale thereof, and the appropriate percentage of the amount of the appraised fair market value shall be distributed by Clear Channel to SFX senior management in accordance with the provisions for a sale, as noted above, provided, however, that in the event that pursuant to the terms of the agreement, an appraisal is limited to the 20% component or the B-W 15% component then only such percentage of the fair market value shall be so distributed.

     The amendment to the first letter agreement also provides that prior to the closing date of the merger, SFX shall implement a contribution of its interest in The Firm to an entity controlled by Mr. Sillerman and members of SFX's senior management designated by Mr. Sillerman ("Newco") pursuant to an agreement, which shall be satisfactory in form and substance to SFX, Newco and Clear Channel and any applicable SFX subsidiary which holds such interest. The agreement will provide in substance as follows:

     - The sale shall be consummated on the closing date of the merger for a purchase price payable by Newco of one dollar;

     - Newco shall indemnify SFX, the subsidiary of SFX selling its interest in The Firm, and Clear Channel against any liability or obligation, fixed or contingent, any of them may incur in respect of

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      -- any net tax payable or loss of tax benefit arising as a result of the sale, or the other transactions contemplated with respect to The Firm; and

      -- any other liability or obligation arising in respect of the sale of SFX's interest in The Firm;

     - Upon consummation of the sale, all payment and performance obligations of SFX and/or its subsidiaries to The Firm, and all payment and performance obligations of The Firm to SFX and/or its subsidiaries, shall be terminated;

     - SFX senior management and/or their affiliates, as stockholders of Newco, shall contribute to the capital of Newco not less than $10 million in cash on the closing date and shall hold 85% of the outstanding common stock of Newco;

     - Clear Channel shall have executed and delivered a subscription agreement with Newco, in form and substance satisfactory to Clear Channel and Newco, pursuant to which:

      -- Clear Channel shall contribute $10 million in cash to Newco on the closing date of the merger in consideration for the issuance to it of shares of Newco common stock representing, after giving effect to such issuance and the issuance of shares to SFX senior management and/or their affiliates referred to above, 15% of the outstanding common stock of Newco; and

      -- Clear Channel shall agree to make an additional contribution to the capital of Newco of $12.5 million in cash promptly after the aggregate Enterprise Value (as defined in the amendment to the letter agreement) of Clear Channel's equity investment in Newco shall have been determined to be not less than $30 million (provided that Clear Channel or Newco may require such determination to be made no more than once in any 6 month period); and

     - SFX senior management, as stockholders of Newco, and Clear Channel shall have entered into a stockholders' agreement providing for restrictions on transfer of the common stock of Newco, voting arrangements, management and governance arrangements, tag-along rights that assure Clear Channel that, so long as such shareholders' agreement is in effect, it will receive the same consideration per share in a transaction in which SFX senior management sell their shares as they receive for their shares, and other similar matters, in form and substance satisfactory to SFX senior management and Clear Channel, and such agreement shall include provisions that:

      -- prohibit dilution of Clear Channel's equity ownership in Newco except in connection with an equity issuance by Newco, public or private, that is consummated at a time when, immediately prior to such issuance, the aggregate value attributable to all of the outstanding stock of Newco, before giving effect to such issuance, is not less than $200 million (with such amount to be increased by up to $20 million to the extent Newco shall have issued any common stock for consideration other than cash);

      -- prohibit Clear Channel from acquiring additional stock of Newco without Newco's consent;

      -- grant to Clear Channel certain registration rights with respect to its Newco stock; and

      -- grant to Clear Channel the right to require Newco to purchase Clear
         Channel's stock in Newco, commencing four years after the date of its initial investment in Newco, at a price that is based on an appraisal of the fair market value thereof obtained from a nationally-recognized investment banking firm retained for such purpose, and on such other terms as shall be set forth in such agreement.

         Notwithstanding the foregoing, no appraisal shall be required, and the Enterprise Value (as defined in the amendment) of Clear Channel's equity investment in Newco shall be deemed to exceed $30 million, in the event Newco has consummated a public offering of its stock and the public market value of Clear Channel's interest in Newco's outstanding common stock is equal to or greater than $30 million, determined by reference to the average closing price of such stock for 20 consecutive trading days, or Newco has consummated a private equity offering for cash of not less than $25 million of its stock, in a transaction implying an equity value for Clear Channel's stock in Newco of not less than $30 million (collectively, a "Transaction Valuation").

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     - On the Closing Date, Mr. Sillerman shall enter into a non-competition agreement with Newco, on customary terms and conditions to be agreed upon, that will terminate upon the earlier of:

      -- the fourth anniversary of the closing date; and

      -- the termination of the stockholders' agreement referred to above at any time when Clear Channel owns less than 10% of Newco's outstanding common stock.

     The sale of the interest in The Firm from the applicable SFX subsidiary which holds such interest to Newco shall not be consummated unless and until all agreements and documents relating to such sale and Clear Channel's investment in Newco are in form and substance reasonably satisfactory to Clear Channel and Mr. Sillerman.

     In the event that Clear Channel shall not have made the final $12.5 million contribution to Newco's capital required by its subscription agreement and no Transaction Valuation of Newco shall have occurred on or prior to the fourth anniversary of the closing date of the merger, then the Enterprise Value of Newco shall be determined as of such date. If such Enterprise Value is less than $30 million, then, within 30 days after such fact is determined, SFX senior management shall cause Newco to pay to Clear Channel an amount equal to the difference between $30 million and such Enterprise Value in the manner referred to in the next sentence. Such payment shall be made by Newco, at Newco's option, either all in cash, or, only if Newco has consummated a public offering of its stock, all in Newco stock or in a combination of cash and Newco stock as so valued. In the event that Newco is obligated to and makes such payment, then the full amount thereof shall be offset against Clear Channel's obligation to make an additional contribution to the capital of Newco. If such offset is less than $12.5 million, then Clear Channel shall promptly so contribute the difference between such offset and $12.5 million to Newco's capital. If such offset exceeds $12.5 million, then Clear Channel shall have no further obligation under the subscription agreement, and Newco shall thereupon make an additional payment to Clear Channel, in the amount of such excess, but such additional payment shall not exceed $10 million.

     The amendment to the first letter agreement also makes reference to the Memorandum of Understanding dated May 12, 2000 (the "MOU") by and among counsel to the plaintiffs and defendants in the consolidated civil action relating to the merger pending in the Court of Chancery of the State of Delaware providing for a settlement of such litigation (the "MOU Settlement"). An "MOU Settlement Termination" refers to a decision by the Delaware court not to approve the MOU Settlement or a withdrawal by counsel to the plaintiffs from the MOU. The amendment to the first letter agreement provides that, notwithstanding anything in the amendment to the contrary:

     - In the event that an MOU Settlement Termination occurs prior to the closing date of the merger, then either Clear Channel or SFX may, in its discretion, by written notice to the other given no later than the earlier of (i) 30 days after the date of the MOU Settlement Termination; or (ii) one day prior to the closing date of the merger, elect to terminate and cancel the amendment to the first letter agreement in all respects and reinstate the terms and conditions of the first letter agreement that are otherwise modified or amended by the amendment;

     - In the event that no MOU Settlement Termination has occurred but "final Court approval" (as such term is defined in the MOU) of the MOU Settlement has not been obtained on or prior to the closing date of the merger, then the amendment to the first letter agreement shall remain in full force and effect, provided that:

      -- for the period between the closing date of the merger and that date which is the earlier of 9 months thereafter or the date on which the MOU Settlement has obtained "final Court approval" and has become binding upon the plaintiffs in the litigation covered by the MOU (the "Pending Settlement Period"), Clear Channel shall not sell any of the Retained Internet Investments; and,

      -- in the event that an MOU Settlement Termination occurs during the Pending Settlement Period, then either Clear Channel or SFX may, in its discretion, by written notice to the other

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

         given within 10 days after the occurrence of the MOU Settlement Termination, elect to terminate and cancel the amendment in all respects and reinstate the terms and conditions of the first letter agreement that are otherwise amended by the amendment; and,

     - In the event the amendment is terminated and canceled pursuant to the provisions above, Clear Channel and SFX shall each promptly commence and diligently pursue to completion the preparation and execution and delivery of all documents contemplated by or reasonably necessary or appropriate to implement the transactions contemplated by the first letter agreement and the consummation of such transactions.

     SECOND LETTER AGREEMENT

     Pursuant to the second letter agreement, between the date of the merger agreement and the effective time of the merger, SFX or any of its subsidiaries may permit, authorize, propose or announce an intention to authorize or propose, or to enter into or consummate an agreement to effect certain specified transactions that were under preliminary negotiation at the time the merger agreement was entered into.

     The second letter agreement further provides that SFX shall be entitled to create a bonus pool of up to $20 million in cash for the purpose of making cash bonus payments to employees of SFX and its subsidiaries (other than to Mr. Sillerman, Mr. Ferrel, Mr. Tytel and Mr. Benson, who shall not receive any such bonus) in recognition of their service to SFX prior to the effective time of the merger, subject to the following conditions:

     - The bonus pool will be the only source of any bonus payment;

     - The aggregate amount of all such bonuses paid may not exceed the total amount of the bonus pool; and

     - Any bonus paid to any employee may not exceed the aggregate gross salary and cash bonus, if any, received by such employee during the 365-day period ending on February 28, 2000.

       SFX and Clear Channel subsequently agreed to reduce the bonus pool by $5 million.

     DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     The merger agreement provides that Clear Channel will (or will cause SFX to) maintain the current provisions regarding indemnification of officers, directors and employees currently contained in SFX's amended and restated certificate of incorporation and by-laws and, for a period of six years after the effective time of the merger, will indemnify such individuals to the fullest extent permitted by law against all claims, damages, costs, expenses and liabilities arising out of acts or omissions occurring prior to the merger (including, without limitation, indemnification of claims, damages, costs, expenses and liabilities arising from stockholder litigation). Under the merger agreement, Clear Channel will (or will cause SFX to) also use best efforts to provide the same directors' and officers' liability insurance protection as that provided by SFX's current insurance policies for a period of six years after the effective time of the merger to the extent the cost of providing such protection does not exceed 150% of the greater of: (i) the last annual premium paid by SFX or (ii) the annual premium for the year in which the closing of the merger occurs.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     This tax discussion presents the material federal income tax consequences of the merger to the holders of SFX Class A common stock, and to SFX, Clear Channel and the Clear Channel's merger sub. Holders of Class B common stock should consult with their own tax advisors regarding the tax consequences to them of the merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing regulations promulgated thereunder and current rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed.

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     The tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. This discussion does not address tax consequences to the holders of Class B common stock or all aspects of federal income taxation that may be important to stockholders who are subject to special rules, such as:

     - financial institutions,

     - tax-exempt organizations,

     - insurance companies,

     - dealers in securities or foreign currencies,

     - traders in securities who elect to apply a mark-to-market method of accounting,

     - foreign holders,

     - persons who hold shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction, or

     - holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

     The obligations of the parties to consummate the merger are conditioned upon the receipt, by each of Clear Channel and SFX, of an opinion from its tax advisor or counsel, respectively, in form and substance reasonably satisfactory to Clear Channel and SFX to the effect that: (1) the merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code; (2) each of Clear Channel, Merger Sub and SFX will be a party to the reorganization; (3) no gain or loss will be recognized by Clear Channel, Clear Channel's merger sub or SFX as a result of the merger; and (4) no gain or loss will be recognized by the holders of SFX Class A common stock who exchange their shares of SFX Class A common stock to the extent the holders of SFX Class A common stock receive shares of Clear Channel common stock pursuant to the merger, but not with respect to cash, if any, received in connection with the stockholder litigation or cash received in lieu of a fractional Clear Channel share interest.

     In rendering their opinions, counsel to each of SFX and Clear Channel have relied upon the representations contained in certificates made by SFX and Clear Channel. Stockholders should be aware that neither the tax opinions nor this discussion are binding upon the Internal Revenue Service and the Internal Revenue Service is not precluded from asserting a contrary position. The parties have not requested and will not request a ruling from the Internal Revenue Service as to the consequences of the merger.

     As a result of the qualification of the merger as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, the tax implications will be as follows:

     U.S. Federal Income Tax Implications to Holders of SFX Class A Common Stock

     No gain or loss will be recognized for federal income tax purposes by holders of SFX Class A common stock who exchange their SFX Class A common stock for Clear Channel common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares and the cash, if any, received in connection with the merger as a result of the settlement of the stockholder litigation. The aggregate tax basis of the Clear Channel common stock to be received by an SFX Class A stockholder in the merger will be the same as such stockholder's aggregate tax basis in the SFX Class A common stock surrendered in the exchange decreased by the amount of cash, if any, received and increased by any gain recognized by stockholders (reduced by the amount allocable to a fractional share of Clear Channel common stock as discussed below). The holding period of the Clear Channel common stock to be received by an SFX Class A stockholder as a result of the merger will include the period during which such stockholder held the SFX Class A common stock exchanged.

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     Cash received by a holder of SFX Class A common stock instead of a fractional share of Clear Channel common stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the SFX Class A common stock allocable to the fractional share interest. An SFX Class A common stockholder who receives cash in the merger as a result of the settlement of the stockholder litigation will recognize gain equal to the lesser of (i) the amount of cash he receives or (ii) the fair market value of the total consideration received by the SFX Class A common stockholder less his tax basis in the shares of SFX Class A common stock he exchanges in the merger. Such gain or loss will be capital gain or loss provided that the shares of SFX Class A common stock were held as capital assets. The capital gain or loss so recognized generally will be long term capital gain or loss if the SFX Class A common stock had been held for more than one year at the time of the merger.

     U.S. Federal Income Tax Implications of the Merger to SFX, Clear Channel and the Merger Sub.

     No gain or loss will be recognized for United States federal income tax purposes by SFX, Clear Channel or the Clear Channel's merger sub as a result of the merger.

     Backup Withholding

     Under the Internal Revenue Code, a holder of SFX common stock may be subject to backup withholding at a rate of 31% with respect to the amount of cash, if any, received unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholdings rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY TAX CONSEQUENCES OF THE DISPOSITION OF SFX COMMON STOCK BEFORE THE MERGER OR THE DISPOSITION OF CLEAR CHANNEL COMMON STOCK AFTER THE MERGER. THIS DISCUSSION IS DIRECTED TO INVESTORS WHO ARE UNITED STATES CITIZENS OR RESIDENTS OR DOMESTIC CORPORATIONS. NO ATTEMPT HAS BEEN MADE TO DETERMINE ANY TAX THAT MAY BE IMPOSED ON A STOCKHOLDER BY THE COUNTRY, STATE OR JURISDICTION IN WHICH THE HOLDER RESIDES OR IS A CITIZEN OTHER THAN THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES DISCUSSED HEREIN. HOLDERS OF SFX COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

REGULATORY MATTERS

     Clear Channel and SFX have observed the notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder. The HSR Act provides for an initial 30-calendar-day waiting period following the filing with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice of certain Notification and Report Forms by the parties to the merger. The HSR Act further provides that, if, within the initial 30-calendar-day waiting period, the FTC or the Antitrust Division issues a request for additional information or documents, the waiting period will be extended until 11:59 p.m. on the 20th day after the date of substantial compliance by the filing parties with such request. Only one such extension of the initial waiting period is permitted under the HSR Act; however, the filing parties may voluntarily extend the waiting period.

     Clear Channel and SFX each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on April 4, 2000 and subsequently received notification from the FTC of early termination of the statutory waiting period.

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     Completion of the transactions may also require certain other regulatory approvals, including approvals of foreign regulatory authorities. Under the laws of certain foreign nations, the merger may not be completed unless certain filings are made with these nations' antitrust regulatory authorities and these authorities approve or clear the merger. Clear Channel and SFX intend to shortly file all non-U.S. antitrust pre-merger notifications they believe are required.

     Clear Channel and SFX believe that they will obtain all material required regulatory approvals prior to the SFX stockholders' meeting. However, it is not certain that all such approvals will be received by such time and governmental authorities may impose unfavorable conditions for granting the required approvals.

     At any time before or after the merger and notwithstanding expiration of the waiting period, the FTC, the Antitrust Division and state and foreign antitrust authorities could take action under the antitrust laws to challenge the merger, including seeking to enjoin the completion of the merger, seeking the divestiture by Clear Channel of all or part of the stock or assets of SFX or of other business conducted by Clear Channel, or seeking to subject Clear Channel or SFX to certain operating conditions. Private parties may also seek to take legal action under the antitrust laws, if circumstances permit. There can be no assurance that a challenge to the merger will not be made or that, if such a challenge is made, Clear Channel will prevail. The obligations of Clear Channel and SFX to complete the merger are subject to the condition that there be no decree, order or injunction of a court of competent jurisdiction that prohibits the completion of the merger.

APPRAISAL RIGHTS

     Under the Delaware General Corporation Law, appraisal rights will not be available to stockholders of SFX in connection with the merger.

FEDERAL SECURITIES LAWS CONSEQUENCES

     The shares of Clear Channel common stock to be issued to SFX stockholders in the merger will be registered under the Securities Act of 1933, as amended. Upon issuance, these shares may be traded freely and without restriction by those stockholders not deemed to be affiliates of SFX as that term is defined under the Securities Act. An "affiliate" of SFX, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with SFX. Any subsequent transfer by an affiliate of SFX must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 promulgated under the Securities Act, in the case of such persons who become affiliates of Clear Channel) or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors, executive officers and holders of 10% or more of the SFX shares (as well as to certain other related individuals or entities).

     The obligations of each of Clear Channel and SFX to complete the merger are conditioned upon the other party having caused each of its affiliates to deliver to Clear Channel or SFX, as applicable, a written agreement that such person will not dispose of any shares of Clear Channel common stock in violation of the Securities Act or the rules and regulations promulgated under the Securities Act.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     After the merger, Clear Channel plans to form a new business group consisting of the people, assets and operations of SFX. The new business group will be a part of Clear Channel's entertainment unit. Clear Channel expects that members of current SFX management will work in the new business group after the merger. However, several members of SFX senior management are not expected to continue as employees of SFX or Clear Channel following the merger. The headquarters of the new business group is expected to be in New York, New York.

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     See also the matters described under "The Merger Agreement -- Additional
Covenants and Agreements -- Employee Benefits Matters."

LITIGATION

     Between approximately February 29 and March 10, 2000, 11 lawsuits were filed in the Court of Chancery in the State of Delaware, New Castle County, by various plaintiffs, all claiming to be holders of SFX Class A common stock, against SFX, its directors and Clear Channel. The complaints all seek essentially the same relief, i.e., certification as a class action, an injunction enjoining consummation of the merger and/or damages in an amount to be determined. The complaints allege that the difference in consideration for the Class A and Class B common stockholders of SFX constitutes unfair consideration to the Class B common stockholders. The complaints allege that SFX's directors have breached their fiduciary duty in agreeing to such terms and conditions and further allege that Clear Channel aided and abetted the actions of the directors of SFX. To date, no answers have been filed by any of the defendants. A plaintiff in one of the lawsuits has filed a motion for summary judgment. The defendants have replied to that motion and it is currently pending before the court. SFX and the other defendants intend to defend the actions vigorously and believe they are without merit.

     On May 12, 2000, SFX and counsel to the plaintiffs in the stockholder litigation entered into a memorandum of understanding regarding a proposed settlement that would result in a modification of the consideration payable to such holders in the merger. Under the proposed settlement, the defendants would pay to the holders of the SFX Class A common stock an aggregate of $34.5 million, less the amount of fees and expenses awarded to plaintiffs' counsel by the court. Neither SFX nor Clear Channel would be liable for any additional legal fees or expenses of counsel for the plaintiffs. Amounts payable pursuant to the proposed settlement may be paid either in cash or Clear Channel common stock. The proposed settlement is subject to certain conditions, including court approval. Accordingly, there can be no assurance that the terms of the proposed settlement will not change or that the settlement will, in fact, occur. The stockholder litigation was the sole factor in SFX and Clear Channel agreeing to the modifications in the terms of the merger contemplated by the proposed settlement.

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                              THE MERGER AGREEMENT

     The following is a description of the material terms of the merger agreement, as amended, but does not purport to describe all the terms of the merger agreement. The full text of the merger agreement is attached as APPENDIX A to this document and is incorporated herein by reference. SFX stockholders are urged to read the merger agreement in its entirety.

THE MERGER

     Subject to the terms and conditions of the merger agreement, Clear Channel's merger subsidiary will merge with and into SFX at the effective time of the merger. The separate corporate existence of Clear Channel's merger subsidiary will cease. SFX will be the surviving corporation in the merger and will continue its corporate existence as a wholly-owned subsidiary of Clear Channel and will continue to be governed by the laws of the State of Delaware.

     EFFECTIVE TIME

     The merger agreement provides that the merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. SFX, Clear Channel's merger subsidiary and Clear Channel will file the certificate of merger no later than the second business day following the satisfaction or waiver of all the conditions to the merger. See "-- Conditions."

     CERTIFICATE OF INCORPORATION AND BY-LAWS

     The merger agreement provides that at the effective time of the merger the certificate of incorporation and by-laws of the surviving corporation will be amended in their entirety to contain the provisions set forth in the certificate of incorporation of SFX and by-laws of Clear Channel's merger subsidiary immediately prior to the effective time.

     DIRECTORS AND OFFICERS

     The merger agreement provides that the directors of Clear Channel's merger subsidiary immediately prior to the effective time of the merger will be the initial directors of the surviving corporation and that the officers of SFX immediately prior to the effective time of the merger will be the initial officers of the surviving corporation.

CONVERSION OR CANCELLATION OF SFX COMMON STOCK IN THE MERGER

     CONVERSION OF SHARES

     The merger agreement provides that, at the effective time of the merger and without any action on the part of the stockholders, each share of SFX common stock and each option and warrant to purchase shares of SFX common stock shall be treated as follows (subject to the treatment of fractional shares of Clear Channel common stock described below):

     - Each share of SFX Class A common stock issued and outstanding immediately prior to the effective time will be exchanged for 0.6 shares of Clear Channel common stock and the right to receive a per share portion of the proposed settlement payment if approved by the court.

     - Each share of SFX Class B common stock issued and outstanding immediately prior to the effective time will be exchanged for 1.0 share of Clear Channel common stock.

     - Each outstanding option or warrant to purchase shares of SFX common stock issued pursuant to SFX's stock option plans or otherwise, which is outstanding immediately prior to the effective time, whether or not then exercisable, shall vest and shall be assumed by Clear Channel and will constitute solely an option to acquire, on the same terms and conditions as were applicable under such assumed option (subject to appropriate adjustments to the applicable exercise price), that

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       number of shares of Clear Channel common stock as the holder of such option would be entitled to pursuant to the merger had the holder exercised such option.

     - Each outstanding stock appreciation right issued by SFX prior to the date of the merger agreement shall automatically vest and shall be assumed by Clear Channel and will be subject to the same terms and conditions as were applicable to such stock appreciation right under the applicable agreement, except that the stock appreciation right shall be exercisable for cash representing the number of whole shares of Clear Channel common stock equal to the product of the number of shares of SFX Class A common stock subject to such stock appreciation right multiplied by 0.6 rounded up to the nearest whole number of shares of Clear Channel common stock.

     - Each share of SFX common stock held in the treasury of SFX will be canceled and extinguished without any conversion or payment made with respect to such shares.

     STOCKHOLDER LITIGATION

     On May 12, 2000, SFX and counsel to the plaintiffs in the stockholder litigation relating to the merger entered into a memorandum of understanding regarding a proposed settlement that would result in a modification of the consideration payable to the holders of SFX Class A common stock in the merger. Under the proposed settlement, the defendants would pay to the holders of the SFX Class A common stock an aggregate of $34.5 million, payable in either cash or Clear Channel common stock, at the option of the defendants, less the amount of fees and expenses awarded to plaintiffs' counsel by the court.

     FRACTIONAL SHARES

     No fractional shares of Clear Channel common stock will be issued in the merger. In lieu of any fractional shares of Clear Channel common stock, each holder of shares of SFX common stock who would otherwise have been entitled to a fraction of a share of Clear Channel common stock pursuant to the merger agreement will be paid an amount in cash, without interest, equal to such holder's fractional share interest multiplied by the closing price of a share of Clear Channel common stock on the New York Stock Exchange as of the last trading day prior to the effective time of the merger.

     EXCHANGE OF CERTIFICATES IN THE MERGER

     Promptly after the effective time, Clear Channel will instruct the exchange agent for its common stock to mail to each holder of record of certificates that immediately prior to the effective time represented outstanding shares of SFX common stock a letter of transmittal and instructions for use in effecting the surrender of such SFX certificates. The letter of transmittal and instructions are for use by each holder of record in surrendering the SFX certificates in exchange for certificates representing that number of shares of Clear Channel common stock and cash for any fractional shares thereof to which such holder is entitled. WE REQUEST THAT YOU NOT SURRENDER YOUR SFX CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE SUCH LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS. At and after the effective time and until so surrendered, the SFX certificates will represent only the right to receive the appropriate consideration as described above. No dividends or other distributions declared or made after the effective time with respect to shares of Clear Channel common stock will be paid to the holder of record of any unsurrendered SFX certificate. However, the holder of record will be paid, without interest:

     - upon surrender of such SFX certificate, any dividends or distributions with a record date after the effective time but a payment prior to surrender of such SFX certificate; and

     - at the appropriate payment date, any dividends or distributions with a record date after the effective time but prior to surrender of such SFX certificate and a payment after the surrender of such SFX certificate. No transfers of shares of SFX common stock will be made after the effective time.

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LISTING OF CLEAR CHANNEL COMMON STOCK

     In the merger agreement, Clear Channel has agreed to promptly prepare and submit to the NYSE and any other applicable exchange a listing application covering the shares of Clear Channel common stock to be issued in the merger and to use its reasonable best efforts to have such shares approved for listing on such exchange. Approval for listing on the NYSE of the shares of Clear Channel common stock issuable to the SFX stockholders in the merger, subject only to official notice of issuance, is a condition to the obligations of Clear Channel, Clear Channel's merger subsidiary and SFX to complete the merger.

REPRESENTATIONS AND WARRANTIES

     REPRESENTATIONS AND WARRANTIES BY SFX

     The merger agreement includes customary representations and warranties by SFX to Clear Channel, including representations and warranties as to:

     - corporate organization, standing and power of SFX and its subsidiaries;

     - compliance with the amended and restated certificate of incorporation and by-laws of SFX;

     - capitalization of SFX;

     - having the power and authority, including the approval of the SFX Board, to execute and deliver the merger agreement and to perform its obligations under, and to complete the transactions contemplated by the merger agreement, subject to stockholder approval;

     - absence of conflict with organizational documents, laws and orders and required consents and authorizations of governmental entities and third parties;

     - possession and validity of necessary government permits and compliance with applicable laws;

     - SFX's financial statements and reports filed with the SEC;

     - conduct by SFX and its subsidiaries of business in the ordinary course and consistent with past practice since September 30, 1999 and the absence of any event or development which would reasonably be expected to have a material adverse effect on SFX or prevent or materially delay SFX's performance under the merger agreement;

     - SFX's employee benefit plans;

     - accounting and tax maters;

     - contracts, leases, agreements, or understandings of SFX;

     - pending or threatened litigation;

     - environmental matters;

     - intellectual property matters;

     - insurance matters;

     - opinions delivered by SFX's financial advisors;

     - required vote of SFX stockholders;

     - brokers and finders employed by SFX; and

     - defaults under material contracts.

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     REPRESENTATIONS AND WARRANTIES BY CLEAR CHANNEL AND MERGER SUB

     The merger agreement also contains customary representations and warranties by Clear Channel and Clear Channel's merger subsidiary as to:

     - corporate organization, standing, and power of Clear Channel and its subsidiaries;

     - capitalization of Clear Channel;

     - power and authority of Clear Channel and its merger subsidiary to execute and deliver the merger agreement and to perform their respective obligations under, and to complete the transactions contemplated by, the merger agreement, including board approval;

     - power and authority of Merger Sub to execute and deliver the merger agreement and to perform its obligations under, and to complete the transactions contemplated by, the merger agreement, including approval of the Merger Sub Board;

     - authorization and validity of the Clear Channel shares to be issued pursuant to the merger agreement;

     - absence of conflict with organizational documents, laws and orders and required consents and authorizations of governmental entities and third parties;

     - Clear Channel's financial statements and reports filed with the SEC;

     - conduct by Clear Channel and its subsidiaries of business in the ordinary course and consistent with past practice since September 30, 1999 and the absence of any event or development which would reasonably be expected to have a material adverse effect on Clear Channel or prevent or materially delay Clear Channel's performance under the merger agreement;

     - accounting and tax matters;

     - fairness opinion delivered by Clear Channel's financial advisor;

     - brokers and finders employed by Clear Channel;

     - insurance matters;

     - environmental matters; and

     - pending litigation.

COVENANTS AND AGREEMENTS

     CONDUCT OF BUSINESS OF SFX PENDING THE MERGER

     The merger agreement generally provides, with certain exceptions, that, prior to the effective time of the merger, SFX agrees to:

     - conduct its and its subsidiaries' businesses in the ordinary course consistent with past practice;

     - to use its reasonable best efforts to keep available the services of the current officers and key employees of SFX and its subsidiaries; and

     - to preserve its current relationships with customers, suppliers and others having significant business relations as is reasonably necessary in order to preserve substantially intact its business organization.

     SFX has agreed that it will not and will not permit any of its subsidiaries to, unless required by applicable laws or stock exchange regulations or unless otherwise agreed to by Clear Channel, between the

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date of the merger agreement and the effective time of the merger, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Clear Channel:

     Amendments to organizational documents

     - amend or otherwise change its amended and restated certificate of incorporation or by-laws (except as contemplated by the merger agreement).

     Capital stock; assets

     - issue any additional shares of capital stock of, or other equity interests in, SFX or any of its subsidiaries of any class, or any securities or rights convertible into, or exchangeable for, any shares of its capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest of SFX or any of its subsidiaries, other than the issuance of SFX common stock upon the exercise of options or warrants in accordance with their terms;

     - dispose of assets of SFX or any of its subsidiaries in excess of $50 million in the aggregate; or

     - purchase, exchange, convert or redeem any shares of SFX capital stock other than shares of preferred stock of subsidiaries and other than in the ordinary course of business in connection with an existing employee incentive and benefit plan, program or arrangement.

     Dividends

     - authorize or pay any dividend or other distribution with respect to any of its capital stock.

     Acquisitions and dispositions; indebtedness; alterations to certain material contracts

     - merge, consolidate or acquire any assets or securities in a transaction with a value in excess of $50 million in the aggregate, provided that any merger, consolidation or other acquisition by SFX, within such $50 million limitation, is in a line of business the same as or related to this line of business of SFX and its subsidiaries as of the date of the merger agreement;

     - incur any indebtedness for borrowed money or amend any existing credit facility or loan agreement to increase the borrowing availability thereunder or to effect certain other changes, or grant liens on any of its assets, except for incurring indebtedness or granting liens under those credit facilities or loan agreements existing on the date of the merger agreement;

     - terminate, cancel or request any material change in, or agree to any material change in, certain material contracts of SFX other than in the ordinary course of business consistent with past practice; or

     - enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted by this provision.

     Employment Agreement and Benefit Plans

     - enter into any new employment, consulting or salary continuation agreement with an employee or director which has a term of more than one year or provides for compensation in excess of $150,000 for any year;

     - increase the compensation or benefits of any management employee, officer or director except as required by any agreement or benefit plan in existence on the date of the merger agreement or a salary increase of up to 10% per year in the ordinary course of business and wages and benefits to employees pursuant to a collective bargaining agreement entered into in the ordinary course of business; or

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

     - adopt any new, or amend in any significant respect, a benefit plan except as required by law, by the terms of an existing benefit plan or agreement, by the terms of a collective bargaining agreement or to maintain tax qualified status or as requested by the IRS.

     Accounting and Tax

     - make any material tax election or settle or compromise any material federal, state, local or foreign income tax liability, other than in connection with currently pending proceedings or other than in the ordinary course of business consistent in all material respects with past practices.

     Conditions

     - take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied, except, in every case, as may by required by applicable law.

     General

     - authorize or enter into any agreement or otherwise make any commitment to take any action prohibited under the foregoing covenants.

     CONDUCT OF BUSINESS OF CLEAR CHANNEL PENDING THE MERGER

     The merger agreement generally provides, with certain exceptions, that Clear Channel will not and will not permit any of its subsidiaries (unless required by applicable laws or regulations) to, between the date of the merger agreement and the effective time of the merger, directly or indirectly, do, or agree to do any of the following without the prior written consent of SFX:

     Amendments to organizational documents

     - amend or otherwise change the Clear Channel certificate of incorporation or the Clear Channel by-laws.

     Dividends

     - authorize or pay any dividend, or other distribution with respect to any of Clear Channel's capital stock.

     Accounting and Tax

     - make any change in accounting policies or procedures used by it or any of its subsidiaries except as required by GAAP or the Securities and Exchange Commission; or

     - take any action that would prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code.

     Business Conduct

     - fail to preserve its business organization and goodwill in all material respects;

     - modify or terminate the services of its officers and key employees, subject to changes in the ordinary course; or

     - take any action that will result in harm to Clear Channel's relationships with suppliers, distributors, customers and others having significant business relationships with Clear Channel.

     Conditions

     - take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied, except, in every case, as may by required by applicable law.
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

     General

     - authorize or enter into any agreement or otherwise make any commitment with respect to the foregoing.

     COVENANT REGARDING COOPERATION

     In the merger agreement, SFX and Clear Channel also agreed to coordinate and cooperate in connection with:

     - the preparation of the Clear Channel registration statement and this document;

     - determining whether any actions, filings, approvals or waivers are required with regard to governmental entities or third parties; and

     - seeking any such actions or approvals or making any such filings, furnishing the information required in connection with such actions, approvals, filings and waivers and with the Clear Channel registration statement and this document, and timely seeking to obtain any such actions, consent, approvals or waivers.

NO SOLICITATION COVENANT

     The merger agreement provides that neither SFX nor any of its subsidiaries, officers, directors, employees or agents of, or representatives or affiliates will, directly or indirectly, take any action to:

     - encourage, solicit, initiate or facilitate the making, submission or announcement of any Acquisition Proposal (as defined below);

     - recommend, endorse or approve any Acquisition Proposal;

     - enter into any letter of intent, agreement in principle, acquisition agreement or any other document or contract with respect to any Acquisition Proposal; or

     - participate in any discussions or negotiations regarding, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal.

     However, if, at any time prior to the approval of the merger by SFX stockholders, the SFX Board determines in good faith, based on the advice of outside counsel, that it is necessary to do so to discharge properly its fiduciary duties to its stockholders, SFX may, in response to a Superior Proposal (as defined below) and subject to such party's compliance with the notification requirements as described in the next paragraph:

     - furnish information with respect to SFX and its subsidiaries to the person making such Superior Proposal; and

     - participate in discussions or negotiations with respect to this Superior Proposal.

     SFX's legal and financial advisors will be able to make inquiries, and engage in discussions, with any party that has made an Acquisition Proposal in order to elicit information to allow the SFX Board to determine in good faith if such Acquisition Proposal is a Superior Proposal.

     The merger agreement provides that SFX will, within 24 hours, communicate to Clear Channel any inquiry received by it relating to any potential Acquisition Proposal and the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of the proposed transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it. SFX will keep Clear Channel fully informed on a prompt basis with respect to any developments with respect to the foregoing.

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     "ACQUISITION PROPOSAL" means any offer or proposal concerning any:

     - merger, consolidation, business combination, or similar transaction involving SFX or its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of SFX and its subsidiaries, taken as a whole;

     - acquisition or purchase of a business constituting 15% or more of the net revenues, net income or assets of SFX and its subsidiaries taken as a whole;

     - acquisition or purchase of 15% or more of any class of equity securities of SFX or its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of SFX and its subsidiaries, taken as a whole; or

     - tender offer or exchange offer to acquire beneficial ownership of 15% or more of any class of equity securities of SFX or its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of SFX and its subsidiaries taken as a whole.

     "SUPERIOR PROPOSAL" means a bona fide Acquisition Proposal made by a third party which SFX, its subsidiaries, representatives or other affiliates did not solicit and which, in the good faith judgment of the SFX Board, taking into account, to the extent deemed appropriate by the SFX Board, the various legal, financial and regulatory aspects of the proposal and the person making such proposal, if accepted, is reasonably likely to be completed, and, if completed, is reasonably likely to result in a transaction that is more favorable to the SFX stockholders (in their capacity as stockholders), from a financial point of view, than the transactions contemplated by the merger agreement.

     The merger agreement further provides that neither the SFX Board nor any committee thereof shall:

     - withdraw, modify or change, or propose publicly to withdraw, modify or change, in a manner adverse to Clear Channel, the approval or recommendation by the SFX Board or such committee of the adoption and approval of the merger or the merger agreement;

     - approve or recommend, or propose publicly to approve or recommend, any Superior Proposal; or

     - other than the merger, cause SFX to enter into any letter of intent, agreement in principle, acquisition agreement or other similar acquisition agreement related to any Acquisition Proposal.

     However, nothing contained in this non-solicitation covenant will prohibit
SFX:

     - from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934, as amended;

     - from making any disclosure to the SFX stockholders if, in the good faith judgment of the SFX Board, based on the advice of outside counsel, failure to so disclose would result in a violation of applicable law; or

     - in the event that a Superior Proposal is made, from withdrawing, modifying or changing its recommendation of the merger no earlier than 48 hours following receipt by Clear Channel of written notice of SFX's intention to do so, so long as SFX and its advisors, during the 48 hour period, have negotiated with Clear Channel, in good faith, to make adjustments to the merger agreement to allow the parties to proceed with the merger.

     The merger agreement further provides that SFX will cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties with respect to an Acquisition Proposal.

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ADDITIONAL COVENANTS AND AGREEMENTS

     DOCUMENT AND REGISTRATION STATEMENT

     The merger agreement provides that SFX will prepare, file and mail a document relating to the SFX meeting which, subject to the above provision under "-- No Solicitation Covenant," will include the recommendation of the SFX Board to vote in favor of the merger. The merger agreement provides that Clear Channel will prepare, file and mail a registration statement for the registration of the Clear Channel common stock to be issued in the merger.

     STOCKHOLDERS' MEETING

     In the merger agreement, SFX agreed to call and hold a meeting relating to the required stockholder approval of the merger as promptly as possible and to use its best efforts to hold such meeting within 75 days after the Clear Channel registration statement becomes effective but not earlier than 20 business days after the date on which the document is first mailed. SFX further agreed to hold the meeting even if SFX's approval or recommendation of the merger agreement is withdrawn or modified in any adverse manner as permitted by the merger agreement.

     APPROPRIATE ACTION; CONSENTS AND FILINGS

     The merger agreement provides that SFX and Clear Channel will use their reasonable best efforts to:

     - take, or cause to be taken, all appropriate action required under blue sky or securities laws;

     - prepare and file with the NYSE listing applications of Clear Channel common stock issuable in the merger or upon exercise after the merger of SFX's stock options, warrants, conversion rights or other rights or vesting payments of other SFX equity based awards; and

     - seek actions, consents, approvals or waivers or make all filings in connection with the merger.

     Regardless of the agreements described in the preceding sentence, Clear Channel is not obligated under the merger agreement to agree to the imposition of conditions, the requirement of divestiture, or the requirement of expenditure of money by Clear Channel or SFX to a third party in exchange for any such consent that, in any case, would be materially adverse to Clear Channel, SFX and their subsidiaries, taken as a whole.

     EMPLOYEE BENEFIT MATTERS

     The merger agreement provides that, from and after the effective time of the merger, the surviving corporation and its subsidiaries will honor all existing employment, severance, consulting and salary continuation agreements of SFX's or any of its subsidiaries current or former officers, directors, employees or consultants.

     The merger agreement provides that following the closing of the merger, SFX and its subsidiaries officers and employees will be eligible to participate in all benefit plans, severance benefits, programs, policies and arrangements of Clear Channel on a basis no less favorable, in the aggregate, than that for comparable Clear Channel officers and employees.

     PLAN OF REORGANIZATION

     The merger agreement provides that each of Clear Channel, Clear Channel's merger subsidiary and SFX will use its reasonable best efforts to cause the merger to qualify, and will not knowingly take any actions or cause any action to be taken that could prevent the merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. After the effective time of the merger, Clear Channel, the surviving corporation in the merger and their affiliates will not knowingly take any action or knowingly cause any action to be taken that could cause the merger to fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

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CONDITIONS

     The merger agreement generally provides that the obligations of each party to complete the transactions contemplated in the merger agreement are subject to customary conditions, including the following:

     EFFECTIVENESS OF THE CLEAR CHANNEL REGISTRATION STATEMENT

     Declaration of effectiveness of the Clear Channel registration statement and the absence of any stop order suspending the effectiveness of the Clear Channel registration statement and of any proceedings by the SEC initiated for that purpose.

     STOCKHOLDER APPROVAL

     Adoption and approval of the merger agreement and the merger by the requisite vote of the SFX stockholders.

     NO ORDER

     Absence of any governmental entity, state or federal court of competent jurisdiction or arbitrator having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent) which is in effect and which prevents or prohibits the completion of the merger and any other transaction contemplated by the merger agreement.

     CONSENTS AND APPROVALS

     Receipt of certain consents, approvals and authorizations of governmental entities and other persons necessary to complete the merger (in each case, without the imposition of conditions, the requirement of divestiture or the expenditure of money by Clear Channel or SFX to a third party in exchange for any such consent that, in any such case, would be materially adverse to Clear Channel, SFX and their subsidiaries, taken as a whole) unless the failure to obtain such consents would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SFX or on Clear Channel after the effective time of the merger.

     HSR ACT

     Expiration or termination of the applicable waiting period, together with any extension of the waiting period, under the HSR Act.

     NYSE

     Approval of Clear Channel common stock issuable to SFX stockholders in the merger for listing on the NYSE, subject only to official notice of issuance.

     REPRESENTATIONS AND WARRANTIES

     The representations and warranties of the other party contained in the merger agreement being true and correct in all material respects, unless such representations and warranties expressly include a standard of materiality, in which case the statement will be true and correct in all respects, as of the date of the merger agreement and at and as of the Effective Time as though made on the effective time of the merger. Representations and warranties which address matters of a particular date must be true and correct in all material respects, unless such representations and warranties expressly include a standard of materiality, in which case the statement will be true and correct in all respects, as of such date.

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     AGREEMENTS AND COVENANTS

     The other party shall have performed or complied in all material respects with all agreements and covenants contained in the merger agreement.

     TAX OPINIONS

     Receipt by each of Clear Channel and SFX of an opinion from its tax advisor or counsel, respectively, to the effect that:

     - the merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code;

     - each of Clear Channel, Clear Channel's merger subsidiary and SFX will be a party to the reorganization;

     - no gain or loss will be recognized by Clear Channel, Clear Channel's merger subsidiary or SFX as a result of the merger; and

     - no gain or loss will be recognized by the holders of SFX Class A common stock who exchange their shares of SFX Class A common stock if any, to the extent the holders of SFX Class A common stock receive shares of Clear Channel common stock pursuant to the merger, but not with respect to cash received in connection with the stockholder litigation or cash received in lieu of a fractional Clear Channel share interest.

TERMINATION

     The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval and adoption of the merger agreement and the merger by the SFX stockholders:

     - by mutual consent of Clear Channel and SFX;

     - by either Clear Channel or SFX if:

      -- there has been a breach by the other company of any of its representations, warranties, covenants or agreements contained in the merger agreement; and

      -- such breach or condition has not been promptly cured in all material respects within 20 business days following receipt by such company of notice of its breach.

     - by either Clear Channel or SFX if any decree, injunction, judgment, order or other action by any court of competent jurisdiction, any arbitrator or any governmental entity preventing or prohibiting the completion of the merger shall have become final and nonappealable;

     - by either Clear Channel or SFX if the merger has not been completed before January 31, 2001 unless the failure to complete the merger by such date shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe in all material respects the covenants and agreements of such party set forth in the merger agreement;

     - by either Clear Channel or SFX if the merger agreement fails to receive the requisite vote for approval and adoption by the SFX stockholders at the meeting or any adjournment or postponement of that meeting; or

     - by Clear Channel if any of the following:

      -- the SFX Board fails to recommend to its stockholders to vote to adopt the merger agreement (or withdraws or modifies its recommendation in a manner adverse to Clear Channel);

      -- SFX fails to include in its document the recommendation of its Board to vote to approve the merger agreement or a statement to the effect that the SFX Board believes that the merger is in the best interests of the SFX stockholders;
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      -- the SFX Board fails to publicly reaffirm its recommendation to approve the merger or fails to reaffirm its statement that the merger is in the best interests of the stockholders within ten business days of receiving a written request by Clear Channel for such reaffirmation;

      -- the SFX Board approves, endorses or recommends another Acquisition
         Proposal;

      -- SFX enters into a letter of intent or other similar document relating to another Acquisition Proposal;

      -- SFX fails to hold a meeting within 75 days after the registration statement registering the Clear Channel common stock issued in the merger is declared effective;

      -- a tender or exchange offer for SFX shares is commenced and SFX does not send a statement to its stockholders recommending rejection of such tender or exchange offer within ten business days after the commencement of such tender or exchange offer;

      -- SFX fails to issue a press release reaffirming the SFX Board's recommendation to approve the merger within ten business days after an Acquisition Proposal is publicly announced; or

      -- SFX, any of its subsidiaries or an SFX representative violates the no solicitation covenant, other than in an immaterial respect.

     EFFECT OF TERMINATION

     The merger agreement provides that, in the event of the termination of the merger agreement by either SFX or Clear Channel, the merger agreement will become void and there will be no liability under the merger agreement on the part of Clear Channel or SFX, other than with respect to the termination fee and the division of fees and expenses and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the merger agreement.

     TERMINATION FEE

     IN THE MERGER AGREEMENT, CLEAR CHANNEL AND SFX AGREED THAT SFX WILL PAY TO CLEAR CHANNEL THE SUM OF $100 MILLION, PLUS UP TO $20 MILLION OF REASONABLY DOCUMENTED OUT-OF-POCKET EXPENSES OF CLEAR CHANNEL IN CONNECTION WITH THE MERGER AGREEMENT SOLELY AS FOLLOWS:

     - if one of the following circumstances occur:

      -- Clear Channel or SFX terminates the merger agreement because SFX stockholders fail to adopt the merger agreement at a duly held stockholders meeting or at any adjournment or postponement thereof;

      -- Clear Channel terminates the merger agreement because of an SFX
         Triggering Event;

      -- Clear Channel terminates the merger agreement because SFX has materially breached a representation, warranty or covenant under the merger agreement that is within SFX's control and SFX does not cure such breach within 20 business days of receiving written notice of such breach; or

      -- Clear Channel terminates the merger agreement because the closing has not occurred on or before January 31, 2001 and SFX has materially breached a representation, warranty or covenant under the merger agreement that is within SFX's control.

      and

     - within ten months after the termination of the merger agreement one of the following occurs:

      -- SFX consummates a transaction that would constitute an Acquisition
         Proposal;

      -- SFX enters into a definitive agreement for a transaction that would constitute an Acquisition Proposal (which the execution and delivery of such agreement has been authorized by the board of directors or a comparable body) and such transaction is consummated whether or not within such ten month period; or

      -- any person or group (as defined under Section 13(d) of the Exchange
         Act) acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of any class of SFX common stock.

     Without limiting the foregoing, if Clear Channel terminates the merger agreement because of a SFX Triggering Event, then SFX must pay Clear Channel a fee of $50 million plus up to $20 million of reasonably documented out-of-pocket expenses within 48 hours of such termination.

     Notwithstanding the foregoing, if SFX or Clear Channel terminates the merger agreement because SFX fails to obtain approval of the merger agreement by its stockholders at a duly held meeting or adjournment or postponement thereof, and

      -- Clear Channel does not have the right to terminate the merger agreement because of an SFX Triggering Event;

      -- SFX does not enter into an Acquisition Agreement within 75 days after the date of such termination; and

      -- Clear Channel's common stock market value is less than $69.72 per share, during the specified trading period preceding the date of the SFX stockholder meeting to consider the charter amendment and the merger, then SFX must only pay Clear Channel a fee of up to $20 million of reasonably documented out-of-pocket expenses.

AMENDMENT; EXTENSION; WAIVER

     The merger agreement may be amended by the parties to the merger agreement at any time prior to the effective time of the merger. After approval of the merger by the SFX stockholders, no amendment may be made without further stockholder approval which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The merger agreement may not be amended except by an instrument in writing signed by the parties to the merger agreement.

     The merger agreement provides that Clear Channel, Merger Sub or SFX may:

     - extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

     - waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

     - waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

     Any such extension or waiver will be valid only if it is set forth in a written instrument signed by the party or parties to be bound thereby. Such extension or waiver or failure to insist on strict compliance with an obligation, agreement or condition will not operate as a waiver of, or bar any claim with respect to, any subsequent or other failure.

VOTING ARRANGEMENTS

     STOCKHOLDER AGREEMENTS

     On February 28, 2000, in order to facilitate the merger, Messrs. Sillerman and Ferrel each entered into a stockholder agreement pursuant to which they agreed not to sell any shares of SFX Class A or Class B common stock owned by them and to vote all such shares owned by each of them:

     - in favor of the merger, the merger agreement and the charter amendment;

     - against any action that is reasonably likely to result in a breach, in any material respect of any covenant, representation or warranty of SFX under the merger agreement; and

     - against all transactions, or actions that are reasonably likely to materially impede, interfere with, delay, postpone or adversely affect the merger in any material respect.

     In addition, the voting agreements for Messrs. Sillerman and Ferrel set forth in the Stockholder Agreements, provide that if the average Clear Channel stock price is less than $69.72 during the specified trading period preceding the date of the SFX stockholder meeting to consider the charter amendment and the merger, they may either: (i) vote all of their shares "FOR" the charter amendment, the merger and the merger agreement or (ii) in any class vote of the holders of SFX Class A common stock on the approval and adoption of the charter amendment, the merger and the merger agreement, vote their shares in a manner consistent (either all "FOR" or all "AGAINST") with the vote of the holders of a majority of the holders of SFX Class A common stock who vote "FOR" or "AGAINST" the charter amendment, the merger and the merger agreement. The stockholders agreements expire on January 31, 2001.

     Furthermore, pursuant to the stockholder agreement, Clear Channel would be entitled to receive 30% of the proceeds from the sale of the shares of Class A or Class B common stock owned by Mr. Sillerman, Mr. Ferrel and their respective affiliates in an "alternative disposition" to the merger.

     An "alternative disposition" refers to when shares of SFX Class A or Class B common stock have been sold, transferred, exchanged, canceled or disposed of in connection with or as a result of any acquisition proposal. Finally, each of Messrs. Sillerman and Ferrel is prohibited from converting any of his Class B common stock into shares of Class A common stock during the term of the stockholder agreement.

     A form of the stockholder agreements described above is attached to this document as APPENDIX E.

     VOTING AGREEMENTS

     On February 28, 2000, in order to facilitate the merger, Messrs. Tytel and Benson entered into a voting agreement pursuant to which they agreed not to sell any shares of SFX Class A or Class B common stock owned by them and to vote all such shares owned by each of them:

     - in favor of the merger, the merger agreement and the charter amendment;

     - against any action that is reasonably likely to result in a breach, in any material respect of any covenant, representation or warranty of SFX under the merger agreement; and

     - against all transactions, or actions that are reasonably likely to materially impede, interfere with, delay, postpone or adversely affect the merger in any material respect.

     Notwithstanding the foregoing in the event the average Clear Channel's stock price is less than $69.72 per share during the specified trading period preceding the date of the SFX Stockholders meeting to consider the charter amendment and the merger, then Messrs. Tytel and Benson may either: (i) vote all of their shares "FOR" the charter amendment, the merger and the merger agreement or (ii) in any class vote of the holders of SFX Class A common stock on the approval and adoption of the charter amendment, the merger and the merger agreement, vote their shares in a manner consistent (either all "FOR" or all "AGAINST") with the vote of the holders of a majority of the holders of SFX Class A common stock who vote "FOR" or "AGAINST" the charter amendment, the merger and the merger agreement. The voting agreements expire January 31, 2001.

     A form of the voting agreements described above is attached to this document as APPENDIX F.

                           BUSINESS OF CLEAR CHANNEL

     Clear Channel was incorporated in Texas in 1974. It is a diversified media company comprised of two business segments: broadcasting and outdoor advertising. Clear Channel is currently one of the world's largest out-of-home advertising companies and the nation's largest radio company in terms of radio stations. It currently has a merger pending with AMFM Inc., the nation's second largest radio company in terms of radio stations. Upon completion of the merger with AMFM, Clear Channel will be one of the world's largest out-of-home media companies reaching local, national and international consumers through a complementary portfolio of radio stations, radio broadcast networks, outdoor advertising displays, television stations, a media representation business and a growing presence in Internet operations. See "-- AMFM Merger." Unless otherwise indicated, the information below about Clear Channel does not reflect the merger with AMFM.

     As of December 31, 1999, Clear Channel owned, programmed, or sold airtime for 510 domestic radio stations, two international radio stations and 24 domestic television stations. In addition, as of December 31, 1999, Clear Channel was one of the world's largest outdoor advertising companies based on its total advertising display inventory of approximately 133,000 domestic display faces and approximately 422,000 international display faces.

     During 1999, Clear Channel derived approximately 53% of its net revenue from broadcasting operations and approximately 47% from outdoor advertising operations. The broadcasting segment includes both radio and television stations for which Clear Channel is the licensee and radio and television stations for which Clear Channel programs or sells air time under local marketing agreements or joint sales agreements. The broadcasting segment also operates radio networks and produces syndicated programming. The outdoor advertising segment includes advertising display faces which Clear Channel owns or operates under lease management agreements.

BROADCASTING

     The following table sets forth certain selected information with regard to each of Clear Channel's 173 AM and 336 FM radio stations; 20 television stations and four satellite television stations that Clear Channel owned, programmed, or for which Clear Channel sold airtime, as of December 31, 1999. Excluded from the following table are the one AM and two FM Mexican radio stations for which Clear Channel provides programming to and sells airtime under exclusive sales agency arrangements. Numbers in brackets indicate the number of stations with respect to which Clear Channel has entered into agreements to divest in connection with obtaining regulatory approvals for its pending merger with AMFM. Clear Channel currently contemplates that Clear Channel and AMFM will be required to divest between 110 and 115 radio stations in the aggregate to obtain antitrust and FCC approval of the pending AMFM merger. For similar information about the business of AMFM, see "-- AMFM Merger -- Business of AMFM."

                                             RADIO                            TELEVISION
                                 ------------------------------     ------------------------------
                                    AM          FM                                       NETWORK
MARKET                           STATIONS    STATIONS     TOTAL        STATION         AFFILIATION
------                           --------    --------     -----     -------------      -----------
DOMESTIC:
ALABAMA
  Mobile.......................      2           4           6           --              --
  Mobile, AL/Pensacola, FL.....     --                      --         WPMI-TV           NBC
                                                                     WJTC-TV(a)          UPN
ARIZONA
  Phoenix......................     --           4           4
  Tucson.......................     --          --          --       KTTU-TV(b)          UPN

                                             RADIO                            TELEVISION
                                 ------------------------------     ------------------------------
                                    AM          FM                                       NETWORK
MARKET                           STATIONS    STATIONS     TOTAL        STATION         AFFILIATION
------                           --------    --------     -----     -------------      -----------
ARKANSAS
  Little Rock..................     --           5           5         KLRT-TV           FOX
                                                                     KASN-TV(a)          UPN
CALIFORNIA
  Lancaster....................      1           2           3           --              --
  Los Angeles..................      2[1]        4[3]        6[4]        --              --
  Monterey.....................      2           4           6           --              --
  Riverside....................      2          --           2           --              --
  San Diego....................      3[1]        5           8[1]        --              --
  San Francisco................     --           1[1]        1[1]        --              --
  San Jose.....................     --           3[3]        3[3]        --              --
  Santa Barbara................      3(f)        4(f)        7           --              --
  Santa Clarita................      1          --           1           --              --
  Thousand Oaks................      1          --           1           --              --
  Walnut Creek.................     --           1[1]        1[1]        --              --
COLORADO
  Denver.......................      3           5           8           --              --
  Ft. Collins-Greeley..........      2           2           4           --              --
CONNECTICUT
  New Haven....................      2           1           3           --
FLORIDA
  Daytona Beach................     --           1[1]        1[1]        --              --
  Florida Keys.................      1(a)        7           8           --              --
  Ft. Myers....................      2           6           8           --              --
  Ft. Pierce/Vero Beach........      1[1]        1           2[1]        --              --
  Jacksonville.................      2(d)        7(d)        9         WAWS-TV           FOX
                                                                     WTEV-TV(a)          UPN
  Miami........................      2           5           7           --              --
  Orlando......................      2           4           6           --              --
  Panama City..................      1           5           6           --              --
  Pensacola....................     --           2(d)        2           --              --
  Sarasota.....................      2           4           6           --              --
  Tallahassee..................      1           4           5           --              --
  Tampa/St. Petersburg.........      3           5           8           --              --
  West Palm Beach..............      3           3           6           --              --
GEORGIA
  Atlanta......................      2           4(f)        6           --              --
  Helen........................     --           1           1           --              --
  Hogansville..................      1           1           2           --              --
IDAHO
  Boise........................      2           4           6           --              --
  Idaho Falls..................      1           1           2           --              --
  Pocatello....................      1           2           3           --              --
  Twin Falls...................      1           2           3           --              --

                                             RADIO                            TELEVISION
                                 ------------------------------     ------------------------------
                                    AM          FM                                       NETWORK
MARKET                           STATIONS    STATIONS     TOTAL        STATION         AFFILIATION
------                           --------    --------     -----     -------------      -----------
IOWA
  Ames.........................      1           1           2                           --
  Burlington...................      1           1           2           --              --
  Cedar Rapids.................      2           2           4           --              --
  Des Moines...................      1           3           4           --              --
  Ft. Dodge....................      1           1           2           --              --
  Ft. Madison..................      1           1           2           --              --
KANSAS
  Hoisington...................     --          --          --      KBDK-TV(e)(j)        n/a
  Salina.......................     --          --          --       KAAS-TV(e)          FOX
  Wichita......................     --          --          --         KSAS-TV           FOX
                                                                    KSCC-TV(a)(j)
KENTUCKY
  Lexington....................      2           5(f)        7           --              --
  Louisville...................      3           5           8           --              --
LOUISIANA
  New Orleans..................      2           5           7           --              --
  Shreveport...................      2           4(f)        6           --              --
MARYLAND
  Baltimore....................      1           2[1]        3[1]        --              --
MASSACHUSETTS
  Springfield..................      2           1           3           --              --
MICHIGAN
  Grand Rapids.................      2           5           7           --              --
MINNESOTA
  Bemidji......................     --          --          --       KFTC-TV(k)          FOX
  Minneapolis..................     --          --          --         WFTC-TV           FOX
MISSISSIPPI
  Jackson......................      2[2]        3[3]        5[5]        --              --
MISSOURI
  St. Louis....................      1           5           6           --              --
NEVADA
  Las Vegas....................     --           4           4           --              --
NEW MEXICO
  Albuquerque..................     --           5           5           --              --
NEW YORK
  Albany.......................      2[1]        5[2]        7[3]        --              --
  Albany/Schenectady/Troy......     --          --          --         WXXA-TV           FOX
  Rochester....................      2           5           7           --              --
  Syracuse.....................      2           4(f)        6           --              --
  Utica........................      3           3           6           --              --
NORTH CAROLINA
  Greensboro...................      2[2]        2           4[2]        --              --
  Morehead City................      1          --           1           --              --
  Raleigh-Durham...............      1           4[4]        5[4]        --              --

                                             RADIO                            TELEVISION
                                 ------------------------------     ------------------------------
                                    AM          FM                                       NETWORK
MARKET                           STATIONS    STATIONS     TOTAL        STATION         AFFILIATION
------                           --------    --------     -----     -------------      -----------
NORTH DAKOTA
  Bismarck.....................      1           1           2           --              --
  Grand Forks..................      1           4           5           --              --
OHIO
  Chillicothe..................      2           2(f)        4           --              --
  Cincinnati...................      4           4           8         WKRC-TV           CBS
  Cleveland....................      1           5           6           --              --
  Columbus.....................      2           3           5           --              --
  Dayton.......................      1           5           6           --              --
  Defiance.....................     --           1           1           --              --
  Findlay......................     --           2           2           --              --
  Greenville...................     --           1           1           --              --
  Hillsboro....................      1           1           2           --              --
  Lima.........................      1           3           4           --              --
  Marion.......................      1           2           3           --              --
  Sandusky.....................      1           2           3           --              --
  Springfield..................      1          --           1           --              --
  Tiffin.......................      1           1           2           --              --
  Toledo.......................      2           3           5           --              --
  Washington Court House.......      1           1           2           --              --
  Youngstown...................      3(f)        5(g)(d)     8           --              --
OKLAHOMA
  Guymon.......................      1(a)       --           1           --              --
  Oklahoma City................      3(f)        4           7           --              --
  Tulsa........................      2           4           6         KOKI-TV           FOX
                                                                     KTFO-TV(a)          UPN
OREGON
  Corvallis....................      3           3           6           --              --
  Medford......................      1           4           5           --              --
  Portland.....................      2           3(c)        5           --              --
PENNSYLVANIA
  Allentown....................      1[1]        1[1]        2[2]        --              --
  Lancaster....................      1           1           2           --              --
  Johnstown....................      1           1           2           --              --
  Newcastle....................      2           1           3           --              --
  Reading......................      1           1[1]        2[1]        --              --
  Harrisburg/Lebanon/
  Lancaster/York...............      3           3           6         WHP-TV            CBS
                                                                     WLYH-TV(a)          UPN
  Williamsport.................      2           2           4           --              --
RHODE ISLAND
  Providence...................                  2[1]        2[1]      WPRI-TV           CBS
                                                                     WNAC-TV(a)          FOX
SOUTH CAROLINA
  Barnwell.....................      1          --           1           --              --
  Charleston...................      1           4           5           --              --
  Columbia.....................      1[1]        3[3]        4[4]        --              --
  Greenville...................      1(b)        3[2]        4[2]        --              --

                                             RADIO                            TELEVISION
                                 ------------------------------     ------------------------------
                                    AM          FM                                       NETWORK
MARKET                           STATIONS    STATIONS     TOTAL        STATION         AFFILIATION
------                           --------    --------     -----     -------------      -----------
TENNESSEE
  Cookeville...................      2           2           4           --              --
  Crossville/Sparta............      4(f)        2           6           --              --
  Jackson......................     --          --          --      WMTU-TV(a)(l)        UPN
  McMinnville..................      2           2           4           --              --
  Memphis......................      3           4           7         WPTY-TV           ABC
                                                                     WLMT-TV(a)          UPN
TEXAS
  Austin.......................      1[1]        3[1]        4[2]        --              --
  Dallas.......................     --           2           2           --              --
  El Paso......................      2           3           5           --              --
  Houston......................      3(h)[2]     7(d)[5]    10[7]        --              --
  San Antonio..................      3(f)        4           7           --              --
UTAH
  Salt Lake City...............      3           4           7           --              --
VIRGINIA
  Charlottesville..............     --           3           3           --              --
  Norfolk......................     --           4           4           --              --
  Richmond.....................      3[1]        3           6[1]        --              --
WASHINGTON
  Centralia....................      1           1           2           --              --
  Yakima.......................      2           3           5           --              --
WISCONSIN
  Milwaukee....................      1           3           4           --              --
WYOMING
  Casper.......................      2(c)        4(i)        6           --              --
  Cheyenne.....................      1           4           5           --              --

INTERNATIONAL:
DENMARK
  Copenhagen...................     --           2           2           --              --
                                   ---         ---         ---          ----
          TOTAL................    173[14]     336[33]     509[47]       24
                                   ===         ===         ===          ----
                                                                        ----

---------------

(a) Station programmed pursuant to a local marketing agreement (FCC licenses not owned by Clear Channel). Clear Channel has applied to acquire the FCC licenses of WJTC-TV in Mobile, Alabama/ Pensacola, Florida; KASN-TV in Little Rock, Arkansas; WTEV-TV in Jacksonville, Florida; KTFO-TV in Tulsa, Oklahoma; WMTU-TV in Jackson, Tennessee; and WLMT-TV in Memphis, Tennessee.

(b) Station programmed by another party pursuant to a local marketing agreement.

(c) Includes one station for which Clear Channel holds a construction permit but which is not yet operating.

(d) Includes one station for which Clear Channel sells airtime pursuant to a joint sales agreement (FCC license not owned by Clear Channel).

(e)  Satellite station of KSAS-TV in Wichita, Kansas.

(f) Includes one station programmed pursuant to a local marketing agreement (FCC license not owned by Clear Channel).

(g) Includes two stations programmed pursuant to local marketing agreements (FCC licenses not owned by Clear Channel).

(h) Includes two stations that are owned by CCC-Houston AM, Ltd., in which Clear Channel owns an 80% interest.

(i) Includes three stations programmed pursuant to a local marketing agreement (FCC license not owned by Clear Channel).

(j) Station for which there is a construction permit but which is not yet operating.

(k)  Satellite station of WFTC-TV in Minneapolis, Minnesota.

(l)  Satellite station of WLMT-TV in Memphis, Tennessee.

     Clear Channel also owns the Kentucky News Network based in Louisville, Kentucky, the Virginia News Network based in Richmond, Virginia, the Oklahoma News Network based in Oklahoma City, Oklahoma, the Voice of Southwest Agriculture Network based in San Angelo, Texas, the Clear Channel Sports Network based both in College Station, Texas, and Des Moines, Iowa, the Alabama Radio Network based in Birmingham, Alabama, the Tennessee Radio Network based in Nashville, Tennessee, the Florida Radio Network based in Orlando, Florida, the University of Florida Sports Network based in Gainesville, Florida and Orlando, Florida, and the Penn State Sports Network based in State College, Pennsylvania.

     Clear Channel produces more than 50 syndicated programs and services for more than 6,500 radio stations, which programs include Rush Limbaugh, The Dr. Laura Schlessinger Show and The Rick Dees Weekly Top 40, which are three of the top-rated radio programs in the United States.

OUTDOOR ADVERTISING

     The following table sets forth certain selected information with regard to Clear Channel's outdoor advertising display faces as of December 31, 1999.

                                                              TOTAL DISPLAY
MARKET                                                          FACES(A)
------                                                        -------------
DOMESTIC:
ARIZONA
Phoenix.....................................................         375
Tucson......................................................       1,421
CALIFORNIA
Los Angeles(b)..............................................      12,213
North California(c).........................................       4,941
DELAWARE
Wilmington..................................................       1,043
FLORIDA
Tampa-St. Petersburg........................................       2,520
Atlantic Coast..............................................         827
Orlando.....................................................       1,930
Jacksonville................................................       1,045
Miami.......................................................       2,004
Ocala-Gainesville...........................................       1,051
GEORGIA
Atlanta.....................................................       2,089
ILLINOIS
Chicago.....................................................      11,521

                                                              TOTAL DISPLAY
MARKET                                                          FACES(A)
------                                                        -------------
INDIANA
Indianapolis................................................       1,636
IOWA
Des Moines..................................................         635
MARYLAND
Baltimore...................................................       4,480
Salisbury-Ocean City........................................       1,112
Washington, DC..............................................       1,398
MICHIGAN
Detroit.....................................................         166
MINNESOTA
Minneapolis.................................................       1,746
NEW YORK
New York....................................................       2,910
Hudson Valley...............................................         410
OHIO
Cleveland(d)................................................       2,273
PENNSYLVANIA
Philadelphia................................................      14,453
SOUTH CAROLINA
Myrtle Beach................................................       1,272
TENNESSEE
Chattanooga.................................................       1,593
Memphis.....................................................       2,450
TEXAS
Dallas......................................................       4,748
San Antonio.................................................       3,353
Houston.....................................................       4,961
El Paso.....................................................       1,290
WISCONSIN
Milwaukee...................................................       1,678
OTHER OUT-OF-HOME
Various.....................................................      31,653
UNION PACIFIC SOUTHERN PACIFIC(E)
Various.....................................................       5,900

                                                              TOTAL DISPLAY
MARKET                                                          FACES(A)
------                                                        -------------
INTERNATIONAL
Australia -- New Zealand....................................       7,692
Belgium.....................................................      15,684
Canada......................................................         252
China.......................................................      13,806
Denmark.....................................................       5,932
Finland.....................................................       1,618
France......................................................     109,955
Great Britain...............................................      43,572
Hong Kong...................................................       2,400
India.......................................................           5
Ireland.....................................................       5,559
Italy.......................................................       5,742
Norway......................................................      26,510
Peru........................................................         498
Poland......................................................       6,635
Singapore...................................................         566
Spain.......................................................       5,824
Sweden......................................................      15,860
Switzerland.................................................      12,775
Taiwan......................................................       1,606
Thailand....................................................         388
Turkey......................................................       1,733
Small Transit displays(f)...................................     137,448
                                                                --------
          TOTAL.............................................     555,157
                                                                ========

---------------

(a) Domestic display faces primarily include 20'x60' bulletins, 14'x48' bulletins, 12'x25' Premier Panels(TM), 25'x25' Premier Plus Panels(TM), 12'x25' 30-sheet posters, 6'x12' 8-sheet posters, and various transit displays. International display faces include street furniture, various transit displays and billboards of various sizes.

(b) Includes Los Angeles, San Diego, Orange, Riverside, San Bernardino and Ventura counties.

(c) Includes San Francisco, Oakland, San Jose, Santa Cruz, Sacramento and Solano counties.

(d)  Includes Akron and Canton.

(e) Represents licenses managed under the Union Pacific Southern Pacific License Management Agreement.

(f) Represents small display faces on the interior and exterior of various public transportation vehicles.

AMFM MERGER

     GENERAL

     On October 2, 1999, Clear Channel entered into a merger agreement with AMFM, whereby a merger subsidiary of Clear Channel will merge with and into AMFM and AMFM will survive as a wholly-owned subsidiary of Clear Channel. Each share of AMFM common stock will convert into 0.94 shares of Clear Channel common stock. Based on the number of shares outstanding as of December 31, 1999 and assuming that no additional shares of AMFM common stock are issued before the completion of the AMFM merger other than shares currently contemplated to be issued in connection with the conversion of AMFM's convertible preferred stock, Clear Channel will issue approximately 203.6 million shares of Clear Channel common stock in the merger to AMFM shareholders.

     After the AMFM merger, Clear Channel will assume all options and warrants to purchase AMFM common stock outstanding at the effective time of the merger, whether or not exercisable at the effective time of the merger, and each of these AMFM options and warrants will become an option or warrant to acquire Clear Channel common stock. Clear Channel will register with the SEC and reserve for issuance a sufficient number of shares of its common stock for delivery upon the exercise of the AMFM options and warrants.

     Based on the number of shares outstanding as of December 31, 1999 and assuming that no additional shares of AMFM or Clear Channel common stock are issued before the completion of the merger other than shares currently contemplated to be issued in connection with the conversion of AMFM's convertible preferred stock, Clear Channel will issue approximately 203.6 million shares of Clear Channel common stock to the shareholders of AMFM in the merger. Assuming the issuance of such number of shares of Clear Channel common stock in the AMFM merger, the shares of Clear Channel common stock held by Clear Channel's existing shareholders at the time of the AMFM merger will represent approximately 62.6% of Clear Channel outstanding common stock after the AMFM merger. Based upon the same assumptions, the shares of Clear Channel common stock to be received by the AMFM stockholders in the AMFM merger will represent approximately 37.4% of Clear Channel common stock outstanding after the AMFM merger.

     In connection with the merger agreement, Clear Channel granted registration rights to certain shareholders of AMFM, which may require Clear Channel to file registration statements with the SEC to register for resale Clear Channel common stock received by such AMFM stockholders in the AMFM merger. Clear Channel also entered into a shareholders agreement with several significant stockholders of Clear Channel and several significant stockholders of AMFM which, among other things, imposes standstill and transfer restrictions on the stockholders. It also obligates the AMFM stockholders party to the agreement to take various actions regarding regulatory approvals required for the AMFM merger.

     CONDITIONS TO THE COMPLETION OF THE AMFM MERGER

     Clear Channel's pending merger with AMFM cannot occur until the satisfaction of numerous conditions, including among others, the absence of any law or court order prohibiting the merger, the receipt of regulatory approvals under the federal communications laws and the completion of the review of the merger by the federal and state antitrust authorities.

     REGULATORY APPROVALS FOR THE AMFM MERGER

     Before Clear Channel's merger with AMFM can be completed, Clear Channel and AMFM must satisfy all regulatory requirements and obtain the approval of all regulatory agencies having jurisdiction over the merger. Clear Channel and AMFM have made and will make filings or submissions and seek the approval of all applicable regulatory agencies, including the Federal Communications Commission, the U.S. Federal Trade Commission, the U.S. Department of Justice, state antitrust enforcement authorities and other governmental authorities under antitrust or competition laws as necessary. There can be no assurance that Clear Channel and AMFM will either obtain all required regulatory approvals or obtain them without significant restrictions or conditions.

     Clear Channel and AMFM have filed various applications seeking the FCC's consent to the transfer of control of AMFM's FCC licenses from the stockholders of AMFM to Clear Channel. In approximately 26 markets/geographical areas, overlap between AMFM and Clear Channel radio stations will exceed the numerical limits established in the Telecommunications Act of 1996 on the total number of stations any company may own in a particular market or geographical area. Clear Channel and AMFM will be required to divest assets and may be forced to agree to various operating restrictions in order to obtain approval for the AMFM merger.

     The AMFM merger also implicates the FCC's television/radio cross-ownership rule, which limits the number of radio stations a company may own or control in markets where the company also owns one or more television stations. Because the television/radio cross-ownership rule is implicated in approximately

23 markets or geographical areas, Clear Channel and AMFM may be required to make additional divestitures of assets before they can complete the AMFM merger. Additionally, in two markets the AMFM merger may implicate the FCC's television duopoly rule, which limits the number of television stations a company may own or program in a single market. This rule may require divestitures of Clear Channel or AMFM assets or the termination of existing time brokerage agreements and local marketing agreements before completing the AMFM merger. Proposals are currently pending to restructure certain Hicks Muse television companies so that those companies' stations would not be attributable to Clear Channel following the AMFM merger. Clear Channel currently expects these restructurings to be completed before the completion of the AMFM merger. If these restructurings are not approved by the FCC and accomplished prior to the completion of the AMFM merger, the number of divestitures (and terminations of existing time brokerage and local marketing agreements) necessary for compliance with the television/radio cross-ownership rule and the television duopoly rule would increase, possibly including the sale of between 15 and 20 additional radio stations.

     Clear Channel currently contemplates that Clear Channel and AMFM will need to divest between 110 and 115 radio stations in the aggregate to obtain antitrust and FCC approval for the AMFM merger, excluding possible divestitures if the Hicks Muse television companies are not restructured before the completion of the AMFM merger. Clear Channel and AMFM are in the process of entering into agreements to divest the necessary radio stations, and Clear Channel and AMFM have already entered into agreements for 110 station divestitures as of March 31, 2000.

     Any divestitures could be material. Any divestitures may not be at a fair market price and the reinvestment of the proceeds from any divestitures may not produce for operating profit for Clear Channel at the same level as the divested assets. Any operating restrictions could adversely affect the value of Clear Channel.

     Certain antitrust regulatory agencies must also complete their reviews before Clear Channel can complete its merger with AMFM. No assurance can be given that such agencies, including the DOJ, will either complete these reviews in a timely manner or do so without imposing significant restrictions, conditions, or radio station, outdoor advertising equity interests or other divestitures. For instance, the DOJ may require radio station divestitures in addition to those imposed by the FCC which may be material and impose operating restrictions that could adversely affect the value of the combined company after the AMFM merger. The DOJ is also examining the potential overlap between Clear Channel's current ownership of outdoor advertising assets and AMFM's approximate 30% ownership interest in Lamar. The DOJ could also require Clear Channel or AMFM to dispose of AMFM's approximate 30% ownership interest in Lamar, either before or after the AMFM merger is completed, or to dispose of outdoor advertising assets in markets where Clear Channel and Lamar overlap. The DOJ could also impose operating and other restrictions on Clear Channel following the merger. These outdoor advertising asset divestitures and operating restrictions could adversely affect the value of the combined company. The DOJ is also examining competition issues relating to certain television markets and Clear Channel's post-merger 15% ownership interest in Z-Spanish Media Corporation and 26% ownership interest in Hispanic Broadcasting Corporation.

     Federal antitrust agencies reviewing the AMFM merger could challenge all or certain aspects of it by seeking to block it in court or imposing conditions on its consummation. Clear Channel will have to divest or cause AMFM to divest a significant number of properties in order to obtain these approvals. Clear Channel currently expects that Clear Channel and AMFM will need to divest between 110 and 115 radio stations in the aggregate to obtain antitrust and FCC approval for the AMFM merger.

     TERMINATION OF THE AMFM MERGER AGREEMENT; TERMINATION FEES

     AMFM and Clear Channel can jointly agree to terminate the AMFM merger agreement at any time without completing the AMFM merger. In addition, either company can terminate if the AMFM merger is not completed by March 31, 2001, the board of directors of the other company withdraws or changes its recommendation, or it receives and intends to accept a superior acquisition proposal. AMFM must pay Clear Channel a termination fee of $700 million plus reasonably documented expenses up to $25 million upon termination under specified conditions. Similarly, Clear Channel must pay AMFM a termination fee of $1 billion plus reasonably documented expenses up to $25 million upon termination under specified conditions.

     BUSINESS OF AMFM

     General

     AMFM is a large national pure-play radio broadcasting and related media company with operations in radio broadcasting and media representation and growing Internet operations, which focus on developing AMFM's Internet web sites, streaming online broadcasts of AMFM's on-air programming and other media, and promoting emerging Internet and new media concerns. In addition, AMFM owns an approximate 30% equity (11% voting) interest in Lamar Advertising Company, an owner and operator of outdoor advertising structures in the United States.

     AMFM Radio Group

     As of December 31, 1999, AMFM owned and operated, programmed or sold air time for 456 radio stations (330 FM and 126 AM) in 102 markets in the continental United States and in Puerto Rico, including 12 radio stations programmed under time brokerage or joint sales agreements. AMFM owns superduopolies (clusters of four or five FM stations) in 11 of the nation's 15 largest radio markets -- Los Angeles, New York, Chicago, San Francisco, Dallas/Ft. Worth, Washington, D.C., Houston, Philadelphia, Detroit, Denver and Minneapolis-St. Paul and in five other large markets -- Phoenix, Cleveland, Orlando, Pittsburgh and Puerto Rico. Upon completion of AMFM's pending transactions, excluding the AMFM merger with Clear Channel and divestitures required to complete the AMFM merger, AMFM will own and operate 442 radio stations serving 99 markets.

     AMFM also operates a national radio network, The AMFM Radio Networks, which broadcasts advertising and syndicated programming shows to a national audience of approximately 68 million listeners in the United States (including approximately 59 million listeners from AMFM's portfolio of stations). The AMFM Radio Networks' syndicated programming shows include, among others, American Top 40 with Casey Kasem, Rockline, The Dave Koz Smooth Jazz Show, The Bob & Tom Morning Show and special events such as horse racing's Triple Crown, which includes the Kentucky Derby.

     The AMFM Radio Group also includes Chancellor Marketing Group, a full-service sales promotion firm developing integrated marketing programs for Fortune 1000 companies.

     AMFM's portfolio of radio stations is geographically diversified and employs a wide variety of programming formats, including adult contemporary, contemporary hit radio, jammin' oldies, urban, jazz, country, oldies, news/talk, rock and sports. Each AMFM station targets a specific demographic audience within a market, with the majority of the stations appealing primarily to 18 to 34 or 25 to 54 year-old men and/or women, the demographic groups most sought after by advertisers. Management believes that, because of the size and diversity of its station portfolio, AMFM is not unduly reliant on the performance of any one station or market. Management also believes that the diversity of its portfolio of radio stations helps to insulate AMFM from downturns in specific markets and changes in musical tastes.

     AMFM New Media Group

     AMFM entered into the media representation business with the acquisition of Katz Media Group, Inc. and its subsidiaries on October 28, 1997. Katz Media is a full-service media representation firm that sells national spot advertising time for its clients in the radio and television industries throughout the United States. Katz Media is retained on an exclusive basis by radio and television stations in over 200 designated market areas throughout the United States, including at least one radio or television station in each of the 50 largest designated market areas. Katz Media is the exclusive representation firm for over 2,100 radio stations, including radio stations owned and operated by AMFM, Bonneville International Corporation, Clear Channel, Cox Radio, Inc., Hispanic Broadcasting Corporation and Infinity Broadcasting

Corporation. Katz Media is also the exclusive representation firm for over 350 television television stations owned and operated by Allbritton Communications Company, Clear Channel, The E.W. Scripps Company, Fisher Broadcasting, Inc., Hearst Argyle Television, Inc., Lee Enterprises Incorporated, The New York Times Company, Paramount Communications, Inc. and Sinclair Broadcast Group, Inc., among others.

     To allow radio stations to serve their advertising clients better and to compete more effectively with other media, AMFM has designed and created Galaxy(TM), a centralized advertising inventory management system providing up-to-the-minute information on available advertising time slots and current advertising rates. AMFM also owns StarSystem(TM), a programming distribution network enabling AMFM to cost-effectively provide high-quality on-air talent while still maintaining a station's local identity.

     AMFM has initiated a broad-based Internet strategy intended to leverage the value of its national radio station portfolio, proprietary content, advertiser relationships and listener base. In August 1999, AMFM formed and funded AMFM Interactive Inc. ("AMFMi"), a 91.5% owned subsidiary of AMFM Internet Holdings Inc., which is wholly-owned by AMFM. AMFMi is developing and intends to position AMFM's Internet web sites representing its portfolio of radio stations as highly trafficked Internet destinations designed to further AMFM's relationship with its listening audience. These efforts are intended to enhance AMFM's core broadcasting business by improving its affinity relationship with its listening audience, while also maximizing the long-term commercial viability of its developing Internet platform. These web sites are expected to encompass a variety of functions including online streaming of AMFM's on-air programming and other media. In addition, AMFM intends to promote emerging Internet and new media businesses.

     Lamar Advertising Company Investment

     AMFM completed the sale of its outdoor advertising business to Lamar on September 15, 1999. AMFM now owns an approximate 30% equity (11% voting) interest in Lamar. AMFM is required to retain the shares of Lamar class A common stock representing its 30% equity interest in Lamar until September 15, 2000.

     Lamar is one of the largest owners and operators of outdoor advertising structures in the United States. In addition, Lamar operates the largest logo sign business (signs located near highway exits which deliver brand name and directional information on available gas, food, lodging and camping services) in the United States. Lamar also operates transit advertising displays on bus shelters, bus benches and buses in several markets.

     Radio Broadcasting

     The primary source of AMFM's radio revenues is the sale of broadcasting time for local, regional and national advertising. Approximately 69%, 66% and 63% of AMFM's gross radio revenues were generated from the sale of local advertising in 1997, 1998 and 1999, respectively. AMFM believes that radio is one of the most efficient, cost-effective means for advertisers to reach specific demographic groups. The advertising rates charged by AMFM's radio stations are based primarily on:

        (1) a station's ability to attract audiences in the demographic groups targeted by its advertisers (as measured principally by quarterly Arbitron rating surveys that quantify the number of listeners tuned to the station at various times); and

        (2) the supply of and demand for radio advertising time.

     Advertising rates generally are the highest during morning and evening drive-time hours. Depending on the format of a particular station, there are predetermined numbers of advertisements that are broadcast each hour. AMFM determines the number of advertisements broadcast hourly that can maximize available revenue dollars without jeopardizing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

     A station's sales staff generates most of its local and regional advertising sales. To generate national advertising sales, AMFM engages an advertising representative for each of its stations that specializes in national sales and is compensated on a commission-only basis. Most advertising contracts are short-term and generally run only for a few weeks.

     The following table sets forth selected information with regard to each of AMFM's 126 AM and 330 FM radio stations that it owned and operated or programmed, or for which it sold airtime, as of December 31, 1999. Numbers in brackets indicate the number of stations with respect to which AMFM has entered into agreements to divest. Clear Channel currently contemplates that Clear Channel and AMFM will be required to divest between 110 and 115 radio stations in the aggregate to obtain antitrust and FCC approval of the AMFM merger.

MARKET                                                        AM STATIONS   FM STATIONS   TOTAL
------                                                        -----------   -----------   -----
ALABAMA
Birmingham..................................................        1             4          5
Gadsden.....................................................        1             1          2
Huntsville..................................................        2             4          6
Montgomery..................................................        0             3          3
Tuscaloosa..................................................        1             3          4
ALASKA
Anchorage...................................................        2             4          6
Fairbanks...................................................        1             3          4
ARIZONA
Phoenix.....................................................        3             5[4]       8[4]
Tucson......................................................        2             2          4
Yuma........................................................        1             2          3
ARKANSAS
Fayetteville................................................        0             4          4
Ft. Smith...................................................        1             3          4
CALIFORNIA
Fresno......................................................        3             6          9
Los Angeles.................................................        2             5[1]       7(a)[1]
Modesto/Stockton............................................        2             4          6(b)
Riverside/San Bernardino....................................        1             1[1]       2[1]
Sacramento..................................................        2             2          4
San Diego...................................................        0             2[2]       2[2]
San Francisco...............................................        2             5          7
COLORADO
Colorado Springs............................................        0             2          2
Denver......................................................        1[1]          5[5]       6[6]
CONNECTICUT
Hartford....................................................        1             4          5
New Haven...................................................        0             1          1(b)
DELAWARE
Wilmington..................................................        2             2          4

MARKET                                                        AM STATIONS   FM STATIONS   TOTAL
------                                                        -----------   -----------   -----
FLORIDA
Ft. Pierce/Stuart/Vero Beach................................        1             4          5
Melbourne/Titusville/Cocoa Beach............................        2             3[1]       5[1]
Miami/Ft. Lauderdale........................................        1[1]          0          1[1]
Orlando.....................................................        0             4[3]       4[3]
Pensacola...................................................        0             3[2]       3[2]
GEORGIA
Savannah....................................................        2             4          6
HAWAII
Honolulu....................................................        3             4          7
ILLINOIS
Chicago.....................................................        1             5          6
Springfield.................................................        1             2          3
INDIANA
Indianapolis................................................        1             2          3
IOWA
Cedar Rapids................................................        0             3[3]       3[3]
Des Moines..................................................        1             2[2]       3[2]
KANSAS
Wichita.....................................................        0             4          4
LOUISIANA
Alexandria..................................................        1             3          4
Baton Rouge.................................................        3             3          6
Shreveport..................................................        1[1]          2[2]       3[3]
MARYLAND
Frederick...................................................        1             1          2
MASSACHUSETTS
Boston......................................................        1             2          3
Springfield.................................................        1[1]          2[1]       3[2]
Worcester...................................................        1             1          2
MICHIGAN
Battle Creek/Kalamazoo......................................        2             2          4
Detroit.....................................................        2             5          7
Grand Rapids................................................        1             3[3]       4[3]
MINNESOTA
Minneapolis/St. Paul........................................        2             5          7
MISSISSIPPI
Biloxi......................................................        0             2[2]       2[2]
Jackson.....................................................        1             4          5
NEBRASKA
Lincoln.....................................................        0             4          4
Ogallala....................................................        1             2          3
Omaha/Council Bluffs........................................        1             3          4
NEW HAMPSHIRE
Manchester..................................................        1             1          2
Portsmouth/Dover/Rochester..................................        3             4          7
NEW MEXICO
Farmington..................................................        1             4          5(b)

MARKET                                                        AM STATIONS   FM STATIONS   TOTAL
------                                                        -----------   -----------   -----
NEW YORK
Albany/Schenectady/Troy.....................................        2[1]          4[2]       6[3]
Nassau/Suffolk (Long Island)................................        1             1          2
New York City...............................................        0             5          5
NORTH CAROLINA
Asheville...................................................        1             1          2
Charlotte...................................................        0             3          3
Greensboro..................................................        1[1]          2          3[1]
Raleigh.....................................................        0             4          4
Statesville.................................................        1             1          2
OHIO
Cincinnati..................................................        2[2]          2[2]       4[4]
Cleveland...................................................        3[3]          4[4]       7[7]
OKLAHOMA
Lawton......................................................        0             2          2
PENNSYLVANIA
Allentown...................................................        2             2          4
Harrisburg/Lebanon/Carlisle.................................        1[1]          3[3]       4[4]
Philadelphia................................................        1             5          6
Pittsburgh..................................................        1             5          6
PUERTO RICO.................................................        0             8          8(d)
RHODE ISLAND
Providence..................................................        1             2          3
SOUTH CAROLINA
Columbia....................................................        2             4          6
Greenville..................................................        1             3[1]       4[1]
TENNESSEE
Jackson.....................................................        1             2          3
Nashville...................................................        1             4          5
TEXAS
Amarillo....................................................        1             3          4
Austin......................................................        1             3          4
Beaumont....................................................        1             3          4
Corpus Christi..............................................        2             4          6
Dallas......................................................        1             5[2]       6[2]
Houston.....................................................        3[1]          5[2]       8[3]
Killeen.....................................................        0             3          3(c)
Lubbock.....................................................        2             4          6
Lufkin......................................................        1             3          4
Odessa/Midland..............................................        0             3          3
Texarkana...................................................        1             3          4
Tyler.......................................................        1             4          5
Victoria....................................................        0             2          2
Waco........................................................        1             4[1]       5[1]
VERMONT
Burlington..................................................        1             3          4(c)

MARKET                                                        AM STATIONS   FM STATIONS   TOTAL
------                                                        -----------   -----------   -----
VIRGINIA
Richmond....................................................        0             4[3]       4[3]
Roanoke/Lynchburg...........................................        2             7          9
Winchester..................................................        1             2          3
WASHINGTON
Richland/Kennewick/Pasco....................................        2             4          6(f)
Spokane.....................................................        2             4          6(b)
Washington DC...............................................        3             5          8
WEST VIRGINIA/KENTUCKY
Huntington/Ashland..........................................        5             5         10(e)
Wheeling....................................................        2             5          7(b)
WISCONSIN
Madison.....................................................        2             4          6
Milwaukee...................................................        1             1          2
                                                                  ---           ---        ---
                                                                  126[13]       330[52]    456[65]
                                                                  ===           ===        ===

---------------

(a) Includes one FM and one AM station programmed pursuant to a local marketing agreement. AMFM does not own the FCC licenses.

(b) Includes one FM station programmed pursuant to a local marketing agreement. AMFM does not own the FCC license.

(c) Includes one FM station on which AMFM sells the commercial time pursuant to a joint sales agreement. AMFM does not own the FCC license.

(d)  Includes eight FM stations that were sold subsequent to December 31, 1999.

(e) Includes one AM station programmed pursuant to a local marketing agreement. AMFM does not own the FCC license.

(f) Includes two FM stations and two AM stations that were sold subsequent to December 31, 1999 and two FM stations programmed pursuant to a local marketing agreement which was assigned to a third party subsequent to December 31, 1999.

     Media Representation

     AMFM's Katz Media representation operations generate revenues primarily through contractual commissions realized from the sale of national spot advertising air time. National spot advertising is commercial air time sold to advertisers on behalf of radio and television stations and cable systems located outside the local markets of those stations and systems. Katz Media represents its media clients pursuant to media representation contracts, which typically have terms of up to ten years in initial length. In connection with the substantial consolidation that has occurred in the broadcast industry in recent years and the development of large client station groups, the frequency of representation contract "buyouts" has increased. These buyouts occur because station groups have tended to negotiate exclusive, long-term representation contracts with a single media representation firm covering all of the station group's stations, including stations acquired after the date of the representation contract. In the event that one of the station group's stations is sold to an owner represented by a different firm, representation contracts are frequently bought out by the successor representation firm. Katz Media generally amortizes the cost of acquiring new representation contracts associated with a buyout over the expected benefit period, and recognizes the gain on the disposition of representation contracts on the effective date of the buyout agreement.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT OF CLEAR CHANNEL

     The table below sets forth information concerning the beneficial ownership of Clear Channel common stock as of April 30, 2000, for each director serving on the Clear Channel board in 2000 and each of the nominees for director; each of the named executive officers not listed as a director; the directors and executive officers as a group; and each person known to Clear Channel to own beneficially more than 5% of outstanding Clear Channel common stock. At the close of business on April 30, 2000, there were 338,916,186 shares of Clear Channel common stock outstanding. Except as otherwise noted, each stockholder has sole voting and investment power with respect to the shares beneficially owned.

                                                           AMOUNT AND NATURE OF   PERCENT
NAME                                                       BENEFICIAL OWNERSHIP   OF CLASS
----                                                       --------------------   --------
L. Lowry Mays............................................       29,272,475(1)       8.6%
Karl Eller...............................................        2,691,165(2)       *
Mark P. Mays.............................................        1,013,237(3)       *
Randall T. Mays..........................................          634,325(4)       *
Randy Michaels(5)........................................          972,563(6)       *
Roger Parry..............................................           20,000(7)       *
Alan D. Feld.............................................          138,500(8)       *
B. J. McCombs............................................       14,449,986(9)       4.3%
Theodore H. Strauss......................................          226,690(10)      *
John H. Williams.........................................           18,660(11)      *
Putnam Investments(12)...................................       28,666,378          8.5%
FMR Corp.(13)............................................       20,630,729          6.1%
All Directors and Executive Officers as a Group (16
  persons)...............................................       49,668,589(14)     14.5%

---------------

  * Percentage of shares beneficially owned by such person does not exceed one percent of the class so owned.

 (1) Includes 1,370,000 shares subject to options held by Mr. L. Mays and 97,756 shares held by trusts of which Mr. L. Mays is trustee, but not beneficiary, 238,070 shares held by the Mays Family Foundation and 20,000,000 shares held by 4-M Partners, Ltd., over which Mr. L. Mays has either sole or shared investment or voting authority.

 (2) Includes 1,448,112 shares subject to options held by Mr. Eller and 1,243,053 shares held through EM Holdings LLC, of which Mr. Eller and his wife are managers.

 (3) Includes 52,008 shares subject to options held by Mr. M. Mays, 86,932 shares held by trusts of which Mr. M. Mays is trustee, but not beneficiary and 43,696 shares owned by Mr. M. Mays' minor child.

 (4) Includes 52,008 shares subject to options held by Mr. R. Mays and 10,269 shares held by trusts of which Mr. R. Mays is trustee, but not beneficiary.

 (5) Mr. Michaels is also known as Benjamin Homel and he files reports under
     Section 16(a) of the Securities Exchange Act of 1934 under that name.

 (6) Includes 532,135 shares subject to options held by Mr. Michaels.

 (7) Includes 20,000 shares owned by Mr. Parry's wife, as to which Mr. Parry disclaims beneficial ownership.

 (8) Includes 122,500 shares subject to options held by Mr. Feld. Excludes 10,860 shares owned by Mr. Feld's wife, as to which Mr. Feld disclaims beneficial ownership.

 (9) Includes 4,000 shares subject to options held by Mr. McCombs. Excludes 9,064,907 shares held by trusts of which Mr. McCombs' children are trustees, as to which Mr. McCombs disclaims beneficial ownership.

(10) Includes 122,500 shares subject to options held by Mr. Strauss.

(11) Includes 4,000 shares subject to options held by Mr. Williams.

(12) Address: One Post Office Square, Boston, Massachusetts 02109

(13) Address: 82 Devonshire Street, Boston, Massachusetts 02109

(14) Includes 3,799,911 shares subject to options held by such persons, 200,877 shares held by trusts of which such persons are trustees, but not beneficiaries, 238,070 shares held be the Mays Family Foundation and 20,000,000 shares held by 4-M Partners, Ltd., and 43,696 shares owned by minor children.

                    BENEFICIAL OWNERSHIP OF SFX COMMON STOCK

     The following table sets forth information regarding ownership of SFX's common stock as of May 31, 2000, by each named executive officer, each director nominee, the directors and executive officers of SFX as a group and each person known by SFX to own beneficially more than 5% of any class of SFX's common stock.

                                              CLASS A                  CLASS B
                                           COMMON STOCK              COMMON STOCK
                                      -----------------------   ----------------------
NAME AND ADDRESS OF                     NUMBER       PERCENT      NUMBER      PERCENT     % OF TOTAL
BENEFICIAL OWNER(1)                   OF SHARES      OF CLASS   OF SHARES     OF CLASS   VOTING POWER
-------------------                   ----------     --------   ----------    --------   ------------
Directors, and named executive
  officers:
Robert F.X. Sillerman...............   7,166,963(2)    10.9%     2,286,253(2)   89.8%        31.9%
Michael G. Ferrel...................     855,456(3)     1.3        259,304(3)   10.2          3.2
Brian E. Becker.....................     365,539(4)       *             --        --        *
David Falk..........................     646,500(5)     1.0             --        --        *
Howard J. Tytel.....................   1,291,311(6)     2.0             --        --        *
Thomas P. Benson....................     185,500(7)    *                --        --        *
Richard A. Liese....................      11,850(8)    *                --        --        *
D. Geoffrey Armstrong...............     333,699(9)    *                --        --        *
John D. Miller......................       1,416(10)   *                --        --        *
James F. O'Grady, Jr. ..............      41,591(11)   *                --        --        *
Paul Kramer.........................      39,001(12)   *                --        --        *
Bruce Morrow........................          --       *                --        --        *
All directors and executive officers
  as a group (11 persons)...........  10,938,826       16.2%     2,545,557     100.0%        35.6%
5% STOCKHOLDERS:
Janus Capital Corporation(13)
100 Fillmore Street
Denver, Colorado 80206..............   8,160,611       12.7%            --        --          9.1%
Wellington Management Company, LLP
  (14)
75 State Street
Boston, Massachusetts 02109.........   4,067,950        6.3             --        --          4.5
Capital Research and Management
  Company(15)
333 South Hope Street
Los Angeles, CA 90071...............   3,495,000        5.4             --        --          3.9

---------------

  *  Less than 1%

 (1) Unless otherwise set forth above, the address of each stockholder is the address of SFX, which is 650 Madison Avenue, 16th Floor, New York, New York 10022. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the disposition of, a security, and a person is deemed to have "beneficial ownership" of any security that the person has the right to acquire within 60 days of May 31, 2000. Unless noted otherwise, information as to beneficial ownership is based on statements furnished to SFX by the beneficial owners, and stockholders possess sole voting and dispositive power with respect to shares listed on this table. As of May 31, 2000, there were issued and outstanding 64,261,223 shares of Class A common stock and 2,545,557 shares of Class B common stock.

 (2) Includes 999,862 shares of Class A common stock held by the Sillerman Partnership, 355,179 shares of Class A common stock held by the Tomorrow Foundation, 59,015 shares of Class A common stock held by SCMC, and warrants to purchase an aggregate of 6,083 shares of Class A common stock and options to purchase an aggregate of 1,437,670 shares of Class A common stock held by Mr. Sillerman which are, or will become, exercisable within 60 days of May 31, 2000. Also includes 1,291,311 shares of Class A common stock beneficially owned by Mr. Tytel that Mr. Sillerman has the right to vote. Excludes options to purchase an aggregate of 1,958,313 shares of Class A common stock held by Mr. Sillerman which are not exercisable within 60 days of May 31, 2000. If the 2,286,253 shares of Class B common stock held by Mr. Sillerman were included in calculating his ownership of the Class A common stock, Mr. Sillerman would beneficially own 9,453,216 shares of Class A common stock, representing approximately 14.4% of the class. All shares of Class A and Class B common stock beneficially owned by Mr. Sillerman are subject to the terms of a Stockholder Agreement dated February 28, 2000 (the "Sillerman Stockholder Agreement") between Mr. Sillerman and Clear Channel. Pursuant to the Sillerman Stockholder Agreement, Mr. Sillerman is, among other things, required to vote his shares in favor of the proposed merger between SFX and a subsidiary of Clear Channel under certain circumstances. In addition, Mr. Sillerman may be required to forfeit a portion of the proceeds to be received by Mr. Sillerman in the event SFX completes an alternative sale transaction with another party following any termination of the proposed Clear Channel merger agreement.

 (3) Includes options to purchase an aggregate of 585,000 shares of Class A common stock held by Mr. Ferrel which are, or will become, exercisable within 60 days of May 31, 2000. Excludes options to purchase an aggregate of 302,500 shares of Class A common stock held by Mr. Ferrel which are not exercisable within 60 days of May 31, 2000. If the 259,304 shares of Class B common stock held by Mr. Ferrel were included in calculating his ownership of Class A common stock, then Mr. Ferrel would beneficially own 1,114,759 shares of Class A common stock, representing approximately 1.7% of the class. All shares of Class A and Class B common stock beneficially owned by Mr. Ferrel are subject to the terms of a Stockholder Agreement dated February 28, 2000 (the "Ferrel Stockholder Agreement") between Mr. Ferrel and Clear Channel. Pursuant to the Ferrel Stockholder Agreement, Mr. Ferrel is, among other things, required to vote his shares in favor of the proposed merger between SFX and a subsidiary of Clear Channel under certain circumstances. In addition, Mr. Ferrel may be required to forfeit a portion of the proceeds to be received by Mr. Ferrel in the event SFX completes an alternative sale transaction with another party following any termination of the proposed Clear Channel merger agreement.

 (4) Includes options to purchase an aggregate of 160,001 shares of Class A common stock held by Mr. Becker which will become exercisable within 60 days of May 31, 2000. Also includes 161,435 shares of Class A common stock held by the Becker Issue Trust for which Mr. Becker serves as trustee. Excludes options to purchase an aggregate of 127,500 shares of Class A common stock held by Mr. Becker which are not exercisable within 60 days of May 31, 2000.

 (5) Includes options to purchase an aggregate of 159,000 shares of Class A common stock held by Mr. Falk which will become exercisable within 60 days of May 31, 2000. Excludes options to purchase an aggregate of 36,000 shares of Class A common stock held by Mr. Falk which are not exercisable within 60 days of May 31, 2000.

 (6) Includes warrants to purchase an aggregate of 1,411 shares of Class A common stock and options to purchase an aggregate of 603,992 shares of Class A common stock held by Mr. Tytel which are, or will become, exercisable within 60 days of May 31, 2000. Excludes options to purchase an aggregate of 175,806 shares of Class A common stock held by Mr. Tytel which are not exercisable within 60 days of May 31, 2000. Mr. Tytel also has an economic interest in SCMC, which beneficially owns 59,015 shares of Class A common stock, although he lacks voting or dispositive power with respect to the shares beneficially held by SCMC. Mr. Sillerman has the right to vote all of the shares of Class A common stock beneficially owned by Mr. Tytel. All shares of SFX common stock beneficially owned by Mr. Tytel are subject to the terms of a Voting Agreement dated February 28, 2000 (the "Voting Agreement") between Mr. Tytel and Clear Channel. Pursuant to the Voting Agreement, Mr. Tytel is, among other things, required to vote his shares in favor of the proposed merger between SFX and a subsidiary of Clear Channel.

 (7) Includes options to purchase an aggregate of 157,000 shares of Class A common stock held by Mr. Benson which are, or will become, exercisable within 60 days of May 31, 2000. Excludes options to purchase an aggregate of 83,000 shares of Class A common stock held by Mr. Benson which are not exercisable within 60 days of May 31, 2000. All shares of SFX common stock beneficially owned by Mr. Benson are subject to the terms of a voting agreement dated February 28, 2000 between Mr. Benson and Clear Channel. Pursuant to his voting agreement, Mr. Benson is, among other things, required to vote his shares in favor of the proposed merger between SFX and a subsidiary of Clear Channel.

 (8) Includes options to purchase an aggregate of 7,650 shares of Class A common stock held by Mr. Liese which will become exercisable within 60 days of May 31, 2000. Excludes options to purchase an aggregate of 15,600 shares of Class A common stock held by Mr. Liese which are not exercisable within 60 days of May 31, 2000.

 (9) Includes options to purchase an aggregate of 62,000 shares of Class A common stock held by Mr. Armstrong which are, or will become, exercisable within 60 days of May 31, 2000. Excludes options to purchase an aggregate of 102,500 shares of Class A common stock held by Mr. Armstrong which are not exercisable within 60 days of May 31, 2000.

(10) Includes options to purchase an aggregate of 750 shares of Class A common stock held by Mr. Miller which are currently exercisable. Excludes options to purchase an aggregate of 3,000 shares of Class A common stock held by Mr. Miller which are not exercisable within 60 days of May 31, 2000.

(11) Includes options to purchase an aggregate of 11,250 shares of Class A common stock held by Mr. O'Grady which are currently exercisable. Excludes 539 shares credited to Mr. O'Grady's account in the deferred compensation plan for non-employee directors which shares are not deliverable to Mr. O'Grady within 60 days of May 31, 2000.

(12) Includes options to purchase an aggregate of 7,500 shares of Class A common stock held by Mr. Kramer which are currently exercisable. Excludes 539 shares credited to Mr. Kramer's account in the deferred compensation plan for non-employee directors which shares are not deliverable to Mr. Kramer within 60 days of May 31, 2000.

(13) We have been informed by Janus Capital Corporation and Thomas H. Bailey, in a report on Schedule 13G dated January 10, 2000, that (a) Janus Capital is a registered investment adviser, (b) Janus Capital may be deemed to be the beneficial owner of the reported shares as a result of its role as investment adviser; (c) Mr. Bailey owns approximately 12.2% of Janus Capital and is the President and Chairman of the Board of Janus Capital,
     (d) Mr. Bailey may be deemed to have the power to exercise the voting and/or dispositive power that Janus Capital may have over the reported shares, (e) Janus Capital and Mr. Bailey disclaim beneficial ownership of the reported shares, and (f) neither Janus Capital nor Mr. Bailey has an economic interest in the reported shares.

(14) We have been informed by Wellington Management Company, LLP, in a report on
     Schedule 13G dated February 9, 2000, that (a) it is a registered investment adviser, (b) it may be deemed to beneficially own the reported shares in its capacity as investment adviser, and (c) it does not have an economic interest in the reported shares.

(15) We have been informed by Capital Research and Management Company, in a report on Schedule 13G dated February 10, 2000, that (a) it is a registered investment advisor, (b) it is deemed to beneficially own the reported shares as a result of acting as investment adviser to various investment companies, and (c) it disclaims beneficial ownership of any of the reported shares.

PLEDGE OF COMMON STOCK BY MR. SILLERMAN

     Mr. Sillerman has pledged an aggregate of 2,170,118 of his shares of Class A common stock as collateral for a line of credit. He continues to be entitled to exercise voting and consent rights with respect to the pledged shares, with certain restrictions. However, if he defaults in the payment of any advances made to him under the line of credit, the bank will be entitled to sell the pledged shares.

                OTHER PROPOSALS FOR THE SFX 2000 ANNUAL MEETING

APPROVAL OF SFX'S 2000 STOCK OPTION AND RESTRICTED STOCK PLAN

     In May 2000, the SFX Board, upon the recommendation of the stock option committee, adopted, subject to stockholder approval, the 2000 Stock Option and Restricted Stock Plan (the "2000 Plan"). The 2000 Plan is to become effective only if the proposed merger is not consummated. If the 2000 Plan is approved by our stockholders and the proposed merger is not consummated, the 1998 and 1999 Stock Option Plans will be discontinued except as to outstanding grants. The purpose of the 2000 Plan is to:

     - offer selected directors, officers, employees and consultants an equity interest in the financial success of SFX;

     - provide SFX an opportunity to attract and retain the best available personnel for positions of substantial responsibility; and

     - encourage equity participation in SFX.

     Summary of the 2000 Plan

     While we have summarized certain provisions of the 2000 Plan below, attached as EXHIBIT G to this proxy statement is a full copy of the 2000 Plan, and our summary is qualified by reference to the 2000 Plan. We encourage you to read the 2000 Plan.

     Number of Shares

     Up to 4.0 million shares of Class A common stock may be issued under the 2000 Plan. The stock option committee will adjust this number for stock dividends, stock splits, or any other increase or decrease in the number of shares of Class A common stock issued without receipt of consideration by SFX. Shares to be issued under the 2000 Plan may be drawn from either authorized but previously unissued shares of Class A common stock or from treasury shares.

     Administration

     The stock option committee will administer the 2000 Plan. The stock option committee will consist of at least two persons, each of whom meet the definition of "non-employee director" under Section 16 of the Exchange Act and the definition of "Outside Director" under Section 162(m) of the Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder, as amended (the "Code"). The members of the stock option committee will be appointed by the Board of Directors. The Board may from time to time remove members from, or add members to, the stock option committee. The current members of the stock option committee are Messrs. O'Grady, Kramer and Miller.

     Eligibility, Options and Restricted Stock

     The stock option committee has the authority to grant stock options or shares of restricted stock to directors, officers, employees or consultants of SFX including designated international employees. As of March 31, 2000, SFX had approximately 2800 full-time employees. Options granted under the 2000 Plan may include incentive stock options intended to qualify under Section 422 of the Code as well as non-statutory options. Incentive stock options will only be granted to persons who are employed by SFX at the time of the grant. Subject to the limits of the 2000 Plan, the stock option committee may determine the number of shares to be issued upon exercise, the exercise price, vesting period and other terms of the stock options. However, incentive stock options will not be granted with an exercise price below the fair market value of the Class A common stock on the date of the grant. The closing price of Class A common stock as reported by the NYSE composite transaction tape for May 31, 2000 was $43.625. The stock option committee may also determine the number of shares, terms, conditions and restrictions of the restricted stock. However, each grant of restricted stock will require that the recipient remain an employee or otherwise provide services to SFX for at least six months after the date of grant. Subject to adjustment, the stock option committee will not grant stock options for shares of Class A common stock or make grants of restricted stock to any "covered employee" as defined in Section 162(m) in excess of 1,200,000 shares.

     IRS LIMITS ON DEDUCTIBILITY OF COMPENSATION

     Section 162(m) of the Code limits the tax deductibility of compensation in excess of $1 million paid to certain executive officers, unless the payments are made under plans that satisfy the technical requirements of the Code and qualify as performance-based pay. The committee believes that performance-based pay over $1 million is sometimes required to attract and retain executives in a competitive marketplace. Stock options granted under the 2000 Plan are designed so that the compensation paid will be tax deductible by SFX. In this proxy statement, stockholders are being asked to approve the 2000 Plan to maximize our ability to deduct future incentive compensation paid to the officers covered by
Section 162(m). A vote in favor of the 2000 Plan will constitute approval under
Section 162(m) of each of the material terms of the 2000 Plan, including the performance objectives described below, for purposes of making plan awards to covered employees.

     BACKGROUND -- SECTION 162(M) EXEMPTION

     We are asking our stockholders to vote on the 2000 Plan in order to satisfy the requirements of Section 162(m) of the Code. Section 162(m) limits our ability to deduct compensation that we pay to certain of our executive employees when determining our federal tax liability. These limitations apply to compensation in excess of $1 million per year that we pay to our chief executive officer and each of our four other highest paid executive officers. Certain types of compensation are excluded from the calculation of the $1 million limit in Section 162(m). These include compensation under plans that are "performance based" and are approved by our stockholders. "Performance based" compensation under Section 162(m) is compensation based on the attainment of one or more objective performance goals, the material terms of which are approved by stockholders. In order to maximize our ability to deduct compensation (covered awards) paid to our employees covered by Section 162(m) (covered employees), our Board requests that the stockholders approve the 2000 Plan as it relates to payment of certain awards to covered employees.

     DETERMINATION OF RESTRICTED STOCK AWARDS; PERFORMANCE OBJECTIVES

     A covered award payable to a covered employee will be based on performance objectives established by the stock option committee at the beginning of the year. The stock option committee will establish performance objectives from one or more of the following measures: specified increases in earnings per share, share price, market share, revenue, net profits, and operating profit margins. Performance objectives may be described in terms of company, subsidiary, major business segment, division or departmental performance. Because covered awards under the 2000 Plan are subject to the discretion of the stock option committee and subject to the attainment of the performance objectives, the benefits or amounts that will be allocated to covered employees under the 2000 Plan are not determinable at this time.

     STOCK OPTION GRANTS; FAIR MARKET VALUE

     Under Section 162(m) of the Code, if the exercise price of options granted under a plan equal the fair market value of the stock as of the grant date, then the option grant satisfies the exemption from compensation that is subject to the $1 million deductibility limit for covered employees. As described above, all option grants will be made at the fair market value of SFX common stock.

     LIMITATION TO COVERED EMPLOYEES

     In any event, a covered award payable to a covered employee may not exceed 1,200,000 shares for any year.

     PAYMENT OF RESTRICTED STOCK

     Covered awards of restricted stock will be paid to covered employees in shares of stock as soon as practicable following the date the restrictions terminate. Covered employees will be given the option to defer the receipt of the shares to a future year. The amount of stock to be distributed will equal the number of shares of SFX common stock that would have been paid if the award of restricted stock had been paid on the grant date, as adjusted for dividends, stock splits and changes in fair market value during that period.

     Change in Control

     Upon a change in control, as defined in the 2000 Plan, all outstanding options under the 2000 Plan will become immediately exercisable and all restrictions on any shares of restricted stock granted under the 2000 Plan will lapse and such stock will immediately vest in the holder notwithstanding that such options were not fully exercisable or that such restricted stock had not fully vested. In the event of a reorganization in which SFX is not the surviving or acquiring company, the outstanding options and restricted stock may be changed, converted, exchanged or cancelled as provided in the reorganization agreement.

     Amendment and Termination

     The SFX Board may amend or terminate the 2000 Plan at any time, but may not do so without shareholder approval if the amendment changes the aggregate number of shares that may be issued under the Plan, other than in connection with certain adjustments or a reorganization of SFX as discussed above. The SFX Board may not, without the participant's consent, adversely affect the rights of a participant under any option or restricted stock that has been granted. Unless our Board later extends the 2000 Plan, it will automatically terminate ten years following its effective date except as to awards outstanding at that date.

     FEDERAL INCOME TAX CONSEQUENCES

     Incentive Stock Options

     Some of the options granted under the 2000 Plan may be incentive stock options as described in section 422 of the Code ("ISOs"). Under current federal tax laws, there are no federal income tax consequences to either SFX or an optionee upon the grant of an ISO, nor will an optionee's exercise of an ISO result in federal tax consequences to SFX. Although the optionee will not realize ordinary income at the time an ISO is exercised, the excess of the fair market value of the shares acquired at the time of exercise over the option price may constitute an item of adjustment used to compute alternative minimum taxable income under section 56 of the Code, and may, therefore, result in the imposition of the alternative minimum tax under section 55 of the Code on the optionee. If the optionee does not dispose of the shares received upon exercise of an ISO within one year from the ISO's date of exercise and within two years of the date that the ISO was granted, any gain or loss realized from the subsequent sale or disposition of such shares will be treated as long-term capital gain or loss to the optionee and no deduction will be available to SFX. If the optionee disposes of the shares before the end of the holding periods described above, the optionee has made a disqualifying disposition and will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price or (ii) the actual gain realized upon such disposition. Any additional gain upon such disposition will be taxed as short-term capital gain. In the event of a disqualifying disposition, SFX receives a tax deduction, subject to Section 162(m) of the Code, in an amount equal to the ordinary income recognized by the optionee.

     Non-Statutory Options

     Under current federal income tax laws, neither SFX nor an optionee will recognize income on the grant of a non-statutory stock option. However, on the date of exercise of a non-statutory stock option, the optionee recognizes ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise, and SFX receives a tax deduction for the same amount, subject to
Section 162(m) of the Code. The gain, if any, realized upon a subsequent disposition of the shares will constitute short-term or long-term capital gain, depending on the optionee's holding period.

     Restricted Stock

     Under current federal income tax laws, neither SFX nor a recipient of restricted stock will recognize income upon the grant of restricted stock. However, at the time the restrictions lapse, the recipient recognizes ordinary income equal to the fair market value of the shares at the time, and SFX receives a tax deduction for the same amount, subject to the provisions of
Section 162(m) of the Code. Upon disposition of the shares acquired, an optionee will generally recognize the appreciation or depreciation on the shares after the date the restrictions lapse as either short-term or long-term capital gain or loss depending on the recipient's holding period.

     DEDUCTION LIMITS

     A deduction otherwise available to SFX for any year with respect to compensation payable to an executive officer may be denied under Section 162(m) of the Code to the extent the amount exceeds $1,000,000. It is anticipated that grants of options and restricted stock will qualify for an exemption to that limitation for eligible performance-based compensation.

     A vote in favor of the 2000 Plan will constitute approval for purposes of the exemption from Section 162(m), of each of the material terms of the 2000 Plan, including the performance objectives described above, and will authorize the Committee to issue designated, "performance-based" awards under the 2000 Plan to covered employees.

     THE SFX BOARD RECOMMENDS YOU VOTE "FOR" THIS PROPOSAL.

ELECTION OF DIRECTORS

     The Board of Directors manages the business of SFX. The SFX Board conducts its business through meetings of the SFX Board and its committees. The standing committees of the SFX Board are described below. The SFX Board met five times in 1999. Each of SFX's directors attended all of the meetings of the SFX Board and the committees on which he served.

     Our by-laws authorize the SFX Board to fix the number of directors from time to time. The number of directors of SFX is currently eleven, with one vacancy resulting from the recent death of Edward F. Dugan, a member of the SFX Board since 1997. Mr. John J. Boyle is a non-voting observer to the SFX Board. The non-voting observer has no authority to exercise the powers of a director in the management of SFX and, accordingly, your vote is not being sought with respect to this individual. Personal information on each of the nominees is given below.

     All of our nominees currently serve as directors except Bruce Morrow, who has been nominated to fill the vacancy resulting from the death of Edward F. Dugan. All directors will hold office until consummation of the merger, or if the merger is not consummated, until the next annual meeting of stockholders following their election or until their successors are elected and qualified.

     Holders of shares of Class A common stock are entitled to elect the four members of the SFX Board indicated in the second table below by a separate class vote, without the participation of the holders of Class B common stock. In the election of the other eight members of the SFX Board the Class A common stock and the Class B common stock will vote together as a single class, with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes.

     If a director nominee becomes unavailable before the election, your proxy card authorizes the persons named on the proxy card to vote for a replacement nominee if the SFX Board names one.

     THE SFX BOARD RECOMMENDS YOU VOTE "FOR" EACH OF THE FOLLOWING CANDIDATES:

     - Directors to be elected by the holders of Class A common stock and Class B common stock:

NOMINEE                                                       AGE   DIRECTOR OF SFX SINCE
-------                                                       ---   ---------------------
Robert F.X. Sillerman.......................................  52            1997
Michael G. Ferrel...........................................  51            1997
Brian E. Becker.............................................  43            1998
David Falk..................................................  49            1998
Howard J. Tytel.............................................  53            1997
Thomas P. Benson............................................  37            1997
Richard A. Liese............................................  49            1997
D. Geoffrey Armstrong.......................................  42            1997

     - Directors to be elected by the holders of Class A common stock only:

NOMINEE                                                       AGE   DIRECTOR OF SFX SINCE
-------                                                       ---   ---------------------
James F. O'Grady, Jr. ......................................  72            1997
Paul Kramer.................................................  68            1997
John D. Miller..............................................  55            1999
Bruce Morrow................................................  62              --

     ROBERT F.X. SILLERMAN has served as the Executive Chairman, a Member of the Office of the Chairman and a director of SFX since its formation in December 1997. Mr. Sillerman also served as the Executive Chairman of SFX Broadcasting, from July 1, 1995 until the consummation of the SFX Broadcasting merger in May 1998. From 1992 through June 30, 1995, Mr. Sillerman served as Chairman of the board of directors and Chief Executive Officer of Broadcasting. Mr. Sillerman is Chairman of the board of directors and Chief Executive Officer of Sillerman Communications Management Company, Inc. ("SCMC"), a private company that makes investments in and provides financial consulting services to companies engaged in the media business. For the last twenty years, Mr. Sillerman has been a senior executive of and principal investor in numerous entities in the broadcasting business. In 1993, Mr. Sillerman became the Chancellor of the Southampton College of Long Island University.

     MICHAEL G. FERREL has served as the President, Chief Executive Officer, a Member of the Office of the Chairman and a director of SFX since its formation in December 1997. Mr. Ferrel also served as the President, Chief Executive Officer and a director of Broadcasting from November 1996 until May 1998. Mr. Ferrel served as President and Chief Operating Officer of Multi-Market Radio, Inc., a wholly-owned subsidiary of Broadcasting ("MMR"), and a member of MMR's board of directors from MMR's inception in August 1992 until November 1996 when MMR was merged into a subsidiary of Broadcasting. Mr. Ferrel also served as Co-Chief Executive Officer of MMR from January 1994 to January 1996 and Chief Executive Officer of MMR from January 1996 until November 1996. From 1990 to 1993, Mr. Ferrel served as Vice President of Goldenberg Broadcasting, Inc., the former owner of radio station WPKX-FM, Springfield, Massachusetts, which was acquired by MMR in July 1993.

     BRIAN E. BECKER has served as an Executive Vice President, a Member of the Office of the Chairman and a director of SFX since the consummation of SFX's acquisition of PACE in February 1998. Mr. Becker has served as Chief Executive Officer of PACE since 1994 and as President of PACE in 1996. He first joined PACE as the Vice President and General Manager of PACE's theatrical division at the time of that division's formation in 1982, and subsequently directed PACE's amphitheater development efforts. He served as Vice Chairman of PACE from 1992 until he was named its Chief Executive Officer in 1994.

     DAVID FALK has served as a Member of the Office of the Chairman and a director of SFX since the consummation of SFX's acquisition of FAME. Mr. Falk serves as a director and as Chairman of SFX's sports group and several subsidiaries within SFX's sports group, which includes FAME. Mr. Falk, who has represented professional athletes for over twenty years, is presently a Director, Chairman and Chief

Executive Officer of FAME, positions he has held since he founded FAME in 1992. Mr. Falk also serves as Chairman of the HTS Sports-a-Thon to benefit the Leukemia Society of America, is a member of the Executive Committee of the College Fund and is on the Board of Directors of the Juvenile Diabetes Foundation and Share the Care for Children.

     HOWARD J. TYTEL has served as an Executive Vice President, General Counsel, Secretary and a director of SFX since its formation in December 1997. In January 1999, Mr. Tytel was elected as a Member of the Office of the Chairman. Mr. Tytel also served as a director, General Counsel, Executive Vice President and Secretary of Broadcasting from 1992 until the consummation of the Broadcasting merger. Mr. Tytel is Executive Vice President, General Counsel and a director of SCMC. Mr. Tytel is a director and a founder of Marquee and a founder of Triathlon. For the last twenty-four years, Mr. Tytel has been associated with Mr. Sillerman in various capacities with entities operating in the broadcasting business. From 1993 to 1998, Mr. Tytel was Of Counsel to the law firm of Baker & McKenzie, which represents SFX on certain matters.

     THOMAS P. BENSON has served as a Senior Vice President since March 1999, and as the Vice President, Chief Financial Officer and a director of SFX since its formation in December 1997. Mr. Benson also served as the Chief Financial Officer and a director of Broadcasting, having served in such capacity from November 1996 until the consummation of the Broadcasting merger. Mr. Benson became the Vice President of Financial Affairs of Broadcasting in June 1996. He was the Vice President -- External and International Reporting for American Express Travel Related Services Company from September 1995 to June 1996. From 1984 through September 1995, Mr. Benson worked at Ernst & Young LLP.

     RICHARD A. LIESE has served as a Senior Vice President since September 1998, and as a Vice President, Associate General Counsel and a director of SFX since its formation in December 1997. Mr. Liese also served as a director, Vice President and Associate General Counsel of Broadcasting, having served in such capacity from 1995 until the consummation of the Broadcasting merger. Mr. Liese has also been the Assistant General Counsel and Assistant Secretary of SCMC since 1988. In addition, from 1993 until April 1995, he served as Secretary of MMR.

     D. GEOFFREY ARMSTRONG has served as a director of SFX since its formation in December 1997. He served as an Executive Vice President of SFX from its formation until September 1998. Mr. Armstrong currently serves as Executive Vice President and Chief Financial Officer of AMFM Inc. Mr. Armstrong also served as the Chief Operating Officer and an Executive Vice President of Broadcasting, having served in such capacity from November 1996 until the consummation of the Broadcasting merger. Mr. Armstrong served as a director of Broadcasting from 1993 until the consummation of the Broadcasting merger. Mr. Armstrong became the Chief Operating Officer of Broadcasting in June 1996 and the Chief Financial Officer, Executive Vice President and Treasurer of Broadcasting in April 1995. Mr. Armstrong was Vice President, Chief Financial Officer and Treasurer of Broadcasting from 1992 until March 1995. He had been Executive Vice President and Chief Financial Officer of Capstar, a predecessor of Broadcasting, since 1989.

     JAMES F. O'GRADY, JR. has served as a director of SFX since its formation in December 1997. Mr. O'Grady also served as a director of Broadcasting from 1993 until the consummation of the Broadcasting merger. Mr. O'Grady has been President of O'Grady and Associates, a media brokerage and consulting company, since 1979. Mr. O'Grady was a director of Orange and Rockland Utilities, Inc. until 1999 and was a director of Video for Broadcast, Inc. from 1991 until 1999. Mr. O'Grady was the co-owner of Allcom Marketing Corp., a corporation that provides marketing and public relations services for a variety of clients from 1985 until 1992 and was Of Counsel to Cahill and Cahill, a law firm located in Brooklyn, New York, from 1986 until 1998. He also served on the Board of Trustees of St. John's University from 1984 to 1996, and has served as a director of The Insurance Broadcast System, Inc. since 1994.

     PAUL KRAMER has served as a director of SFX since its formation in December 1997, served as a director of Broadcasting from 1993 until the consummation of the Broadcasting merger and currently serves as a director of Nations Flooring, Inc. Mr. Kramer has been a partner in Kramer & Love, financial consultants specializing in acquisitions, reorganizations and dispute resolution, since 1994. From 1992 to 1994, Mr. Kramer was an independent financial consultant. Mr. Kramer was a partner in the New York office of Ernst & Young LLP from 1968 to 1992.

     JOHN D. MILLER served as Chairman of the Board of Triathlon from June 1995 until April 1999 when Triathlon was merged with a third party. He is founder and President of StarVest Management, Inc., a private investment group, and is currently on the board of directors of International Keystone Entertainment, Inc. Mr. Miller served as the President of Rothschild Ventures, Inc., a private investment group, from July 1995 to April 1998. Prior to that he was affiliated with Starplough, Inc. and the Clipper Group, private equity investment groups. Mr. Miller spent 24 years with various investment arms of The Equitable Life Assurance Society of the U.S., his last position being Chief Executive Officer and President of Equitable Capital Management Corp.

     BRUCE MORROW served as Chairman of the Board of Multi-Market Radio, Inc. ("MMR") from its inception in August 1992 until its acquisition by SFX Broadcasting in 1996. Mr. Morrow also served as Co-Chief Executive Officer of MMR from August 1992 through January 1996. Mr. Morrow has been a prominent on-air radio personality for more than 30 years and was formerly President of the Sillerman-Morrow Broadcasting Group, Inc. From 1987 to 1993, Mr. Morrow produced and hosted "Cruisin' America with Cousin Brucie," a nationally syndicated radio program. For the past five years, Mr. Morrow has been the President of Variety the Children's Charity. Mr. Morrow was inducted into the Radio Hall of Fame as a charter member in 1987 and in 1993 was inducted into Broadcasting and Cable Magazine's Hall of Fame.

DIRECTOR COMPENSATION

     Directors employed by SFX receive no compensation for attending meetings. Each non-employee director receives a fee of $1,500 for each Board meeting which he attends and is reimbursed for travel expenses. Each non-employee director who is also a member of a committee receives an additional $1,500 for each committee meeting he attends that is not held in conjunction with a Board meeting. If the committee meeting occurs in conjunction with a Board meeting, each committee member receives $500 for attending the committee meeting.

     In addition, SFX adopted a deferred compensation plan for the non-employee directors effective January 1, 1998. Pursuant to the plan, SFX pays each non-employee director a quarterly retainer of $7,500, at least one-half of which must be paid in shares of Class A common stock which are credited to a book-entry account maintained by SFX for each participant. Each non-employee director's account was initially credited with 5,455 shares of Class A common stock representing one year's annual retainer fee based upon $5.50 per share. In 1999, the Board, other than Messrs. Kramer, O'Grady and Dugan, also approved the issuance of stock options to purchase 7,500 shares of Class A common stock to each of Messrs. Kramer, O'Grady and Dugan. These options are fully vested and have an exercise price of $16.08 per share.

     Compensation to Special Committee

     In connection with the merger, Paul Kramer, James F. O'Grady, Jr. and John
D. Miller served as members of the Special Committee, which evaluated the fairness of the terms of the merger to the holders of Class A common stock. Each Special Committee member will receive a fee of $70,000 for their services as a member of the Special Committee, of which $60,000 has already been paid. There were eighteen meetings of the Special Committee. In addition, Edward Dugan, received a fee of $25,000 as a result of his service as advisor to the Special Committee prior to his death in May 2000. The fee was payable regardless of whether any proposal relating to the acquisition of SFX, including the merger with Clear Channel, was approved by the Special Committee, the Board of Directors or the stockholders of SFX.

BOARD COMMITTEES

     Audit Committee

     The audit committee reviews and reports to the SFX Board on various auditing and accounting matters, including the selection, quality and performance of SFX internal and external accountants and auditors, the adequacy of its financial controls and the reliability of financial information reported to the public. The audit committee also reviews certain related-party transactions and potential conflict-of-interest situations involving officers, directors or stockholders of SFX. The members of the audit committee are Messrs. Kramer, Miller and O'Grady. The audit committee met six times in 1999.

     Compensation Committee

     The compensation committee reviews and makes recommendations with respect to certain SFX compensation programs and compensation arrangements with respect to certain officers, including Messrs. Sillerman, Ferrel, Becker, Falk, Tytel, Benson and Liese. The members of the compensation committee are Messrs. Kramer, Miller and O'Grady, none of whom is a current or former employee or officer of Broadcasting or SFX. The compensation committee met two times in 1999.

     Stock Option Committee

     The stock option committee grants options, determines which employees and other individuals performing substantial services to SFX may be granted options and determines the rights and limitations of options granted under SFX's plans. The members of the stock option committee are Messrs. Kramer, Miller and O'Grady. The stock option committee met four times in 1999.

STOCK PRICE PERFORMANCE GRAPH

     The following graph compares the performance of SFX's Class A common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's Entertainment Index over the period beginning on February 18, 1998, the date on which the Class A common stock began trading regular-way, and ending on December 31, 1999. The graph assumes that $100 was invested on February 18, 1998 in each of SFX's Class A common stock, the Standard & Poor's 500 Composite Index and the Standard & Poor's Entertainment Index and that all dividends were reinvested. The companies comprising the Standard & Poor's Entertainment Index are: Walt Disney Co., Seagram Co. Ltd., Time Warner Inc., Viacom Inc. and King World Productions.
                                  [Perf Graph]

--------------------------------------------------------------------------------------------------------------------------
                             2/18/98     3/31/98     6/30/98     9/30/98    12/31/98     3/31/99     6/30/99     9/30/99
--------------------------------------------------------------------------------------------------------------------------
 SFX Entertainment, Inc.       100       122.32      233.81      158.64      279.69      329.07      326.20      234.14
 Entertainment-500             100       100.47      106.53       92.92      120.53      134.24      137.00      118.09
 S&P-500 Comp-Ltd              100       106.87      110.40       99.42      120.60      126.60      135.53      127.06

--------------------------  -----------
                             12/31/99
--------------------------  -----------
 SFX Entertainment, Inc.      276.67
 Entertainment-500            141.04
 S&P-500 Comp-Ltd             145.97

* The stock performance shown is historical and not necessarily indicative of future performance.

EXECUTIVE COMPENSATION

     Compensation Committee Report on Executive Compensation

     The compensation committee is responsible for administering SFX's executive compensation policies, and it approves all aspects of compensation for members of SFX's senior management team. The committee consists entirely of independent directors who are not officers or employees of SFX. The committee is charged with ensuring that the individuals in executive positions are highly qualified and that they are compensated in a manner that furthers SFX's business goals and aligns their interests with stockholders' interests. Towards those ends, SFX's executive compensation program is designed to:

     - Motivate, reward and retain the management talent SFX needs to achieve its business strategies and to further develop and maintain its leadership position in the entertainment industry; and

     - Link a substantial portion of each executive officer's compensation to the performance of SFX; and to encourage significant ownership of SFX's common stock by executive officers.

     The compensation program for executive officers consists of the following principal components:

     Base Salary

     Base salaries are established for each executive officer based on job responsibilities, level of experience, individual contribution to SFX and industry practice. The compensation committee does not give specific weights to these factors, although job responsibility and individual contribution to SFX are the most important factors. The compensation committee also took into consideration compensation to comparable officers of comparable companies as well as information provided by executive compensation consultants.

     Annual Incentive Awards

     Annual incentive awards can consist of cash bonuses, stock options or restricted stock awards. In determining annual incentive awards, the compensation committee and the stock option committee will assess both SFX's and the individual executive's performance during the previous year.

     Stock option and restricted stock are awarded to executives both as a reward for past contributions and to closely align executives' interests with the long-term interests of stockholders by encouraging equity participation. These awards represent a significant portion of each executive's total compensation. In general, stock options are granted with an exercise price equal to the market value of SFX's common stock on the date of grant and generally have a vesting period of one to five years. The options only have value to the executive if the value of SFX's common stock increases after the date of grant. The compensation committee only makes awards of restricted stock to a limited number of key executives whose skills and contributions the committee believes are essential to the long-term success of SFX. The restriction period of the stock is generally one year from the date of the award.

     Compensation of the Executive Chairman and Chief Executive Officer

     Mr. Sillerman has been the executive chairman, chief executive officer and a member of the office of the chairman of SFX since SFX's formation in December 1997. Mr. Sillerman's amended and restated employment agreement, dated as of January 15, 2000, provides for an initial term of five years, and an annual base salary of $625,000 increased annually by the greater of five percent or the rate of inflation. Mr. Sillerman may also receive during his continued satisfactory performance of the employment agreement (a) a guaranteed cash bonus and (b) an additional bonus to be determined annually in the discretion of the Board, on the recommendation of the compensation committee. Unless terminated or not renewed by either party, Mr. Sillerman's employment agreement will continue thereafter on a year to year basis on terms identical to those at the time of renewal. In connection with entering into his amended and restated employment agreement, Mr. Sillerman received options to purchase 1,200,000 shares of Class A common stock, of which 750,000 are exercisable at $3.67 per share and 450,000 are exercisable at $16.08 per share. All of Mr. Sillerman's options are immediately exercisable. In setting Mr. Sillerman's base salary, the compensation committee considered the factors set forth above under "-- Base Salary." See "-- SFX Executive Officer Employment Agreements -- Sillerman, Ferrel, Tytel and Benson Employment Agreements."

     The stock option committee approved grants of stock options to Mr. Sillerman as of each of October 8, 1999 and January 15, 2000. See "Option Grants in Last Fiscal Year" and "Interests of Certain Persons in the Merger -- Stock Option and Restricted Stock Plan." These awards reflect the committee's recognition of the pivotal role Mr. Sillerman has played throughout SFX's rapid development into the world's largest diversified, promoter, producer and venue operator for live entertainment events. SFX's revenue grew from $888.9 million during 1998 to $1.68 billion during 1999. The committee did not use any specific criteria in determining Mr. Sillerman's incentive awards, but rather considered his significant overall contributions to the success of SFX.

     For a description of the terms of Mr. Sillerman's employment contract and the employment contracts for the other SFX named executive officers, see "Interests of Certain Persons in the Merger -- SFX Officers Employment Agreements -- Sillerman, Ferrel, Tytel and Benson Employment Agreements."

     Policy Regarding Section 162(m)

     Under Section 162(m) of the Code, SFX has a limit of $1,000,000 on the deductibility of non-performance related compensation paid to our five highest paid executive officers. Certain performance-based compensation approved by SFX stockholders is not subject to the deduction limitation. The compensation committee uses stock options and performance awards that may qualify for the performance-based exception to the Section 162(m) limitations. The committee intends to do so as long as it considers such use to be in the best interest of SFX and its stockholders. To maintain flexibility in attracting, retaining and compensating executives in a manner to promote various corporate goals, the compensation committee has not adopted a policy that all compensation must be deductible.

The Compensation Committee:

Paul Kramer
James F. O'Grady, Jr.
John D. Miller

     Compensation Committee Interlocks and Insider Participation

     No member of the compensation committee was, during the fiscal year ended December 31, 1999, an officer or employee of SFX or any of its subsidiaries. None of our executive officers served as a member of:

     - the compensation committee of another entity in which one of the executive officers of such entity served on our compensation committee;

     - the board of directors of another entity, one of whose executive officers served on our compensation committee; or

     - the compensation committee of another entity in which one of the executive officers of such entity served as a member of our Board.

     Summary Compensation Table

     The following table sets forth the annual and long-term compensation earned by the Executive Chairman and SFX's four other most highly compensated executive officers (the "Named Executive Officers") during 1999 and 1998. SFX did not pay any compensation to its executive officers in 1997.

                                                 ANNUAL COMPENSATION      LONG-TERM COMPENSATION
                                               -----------------------   -------------------------
                                                                                        SECURITIES
                                                                          RESTRICTED    UNDERLYING
                                                                            STOCK         OPTION
NAME AND POSITION                                 SALARY(1)      BONUS   AWARDS($)(2)   AWARDS(#)
-----------------                              ---------------   -----   ------------   ----------
Robert F.X. Sillerman........................  1999   $565,233    --              --    1,800,000
  Executive Chairman and Member of the Office  1998   $291,667    --     $14,250,000      930,000
  of the Chairman
Michael G. Ferrel............................  1999   $439,608    --              --      150,000
  President, Chief Executive Officer and       1998   $204,167    --     $ 4,275,000      337,500
  Member of the Office of the Chairman
Brian E. Becker..............................  1999   $341,087    --              --      175,001
  Executive Vice President and Member of the   1998   $245,000    --              --      112,500
  Office of the Chairman
David Falk...................................  1999   $312,210    --              --       45,000
  Chairman of SFX Sports Holding, Inc. and     1998   $183,750    --              --      150,000
  Member of the Office of the Chairman
Howard J. Tytel..............................  1999   $351,900                    --      225,000
  Executive Vice President, General Counsel,   1998   $175,000    --     $ 2,280,000      157,500
  Secretary and Member of the Office of the
  Chairman

---------------

(1) SFX began compensating Messrs. Sillerman and Ferrel following Broadcasting's merger into another company on May 29, 1998. SFX began compensating Mr. Falk on June 4, 1998, upon SFX's acquisition of FAME. SFX began compensating Mr. Tytel on June 1, 1998. SFX began compensating Mr. Becker upon the consummation of the PACE acquisition, which occurred on February 25, 1998. See "-- Certain Relationships and Related Transactions" for additional transactions between SFX and the Named Executive Officers.

(2) In connection with their entering into employment agreements in 1998, SFX awarded Mr. Sillerman 750,000 and Mr. Ferrel 225,000 restricted shares of Class B common stock and Mr. Tytel was awarded 120,000 restricted shares of Class A common stock. Each such individual paid $1.33 per share for such restricted stock. The closing price of Class A common stock, as reported on April 21, 1998, its first day of trading on the Nasdaq National Market, was $20.33 and the value of the purchased shares of restricted stock as of such date, less the amount paid for such shares, is reported in the table above. On December 31, 1999, the closing price of Class A common stock, as reported on the NYSE Composite Transaction Tape, was $36.19. On December 31, 1999, the value of the shares of restricted stock held by Messrs. Sillerman, Ferrel and Tytel, less the amount paid for such shares was $26,145,500, $7,843,000 and $4,183,200, respectively. All calculations of the value of the restricted stock assumes that the shares of Class B common stock are equal in value to the shares of Class A common stock.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

     The following table sets forth, for each of the Named Executive Officers, certain information concerning the exercise of stock options during 1999, including the year-end value of unexercised options.

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                 OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                SHARES                          FY-END(#)(1)                FY-END($)(1)
                              ACQUIRED ON      VALUE      -------------------------   -------------------------
NAME                          EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                          -----------   -----------   -------------------------   -------------------------
Robert F.X. Sillerman.......    574,544      7,922,537         24,206/2,171,777         $        0/40,152,471
Michael G. Ferrel...........         --             --         107,500/ 380,000          2,014,156/ 7,176,850
Brian E. Becker.............         --             --         137,501/ 150,000          2,548,501/ 2,150,925
David Falk..................         --             --        159,000/   36,000          1,446,593/   732,870
Howard J. Tytel.............         --             --         176,474/ 213,324          3,390,298/ 3,679,280

---------------

(1) Calculated by determining the difference between the closing price of Class A common stock as reported on the NYSE Composite Transaction Tape on December 31, 1999 ($36.19) and the exercise price of the options.

     Option Grants in Last Fiscal Year

     The following table sets forth information with respect to each grant of stock options during 1999 to the Named Executive Officers.

                               INDIVIDUAL GRANTS

                                                          % OF TOTAL
                                                           OPTIONS
                                        NUMBER OF          GRANTED
                                       SECURITIES        TO EMPLOYEES   EXERCISE OR                GRANT DATE
                                   UNDERLYING OPTIONS/    IN FISCAL     BASE PRICE    EXPIRATION     PRESENT
NAME                                  GRANTED(#)(1)          YEAR        ($/SHARE)       DATE       VALUE(2)
----                               -------------------   ------------   -----------   ----------   -----------
Robert F.X. Sillerman............       1,800,000            42.6%        $16.08       10/8/08     $57,384,000
Michael G. Ferrel................         150,000             3.6          16.08       10/8/08       4,782,000
Brian E. Becker..................         100,001(3)          2.4          16.08       10/8/08       3,188,032
                                           75,000             1.8          16.08       10/8/08       2,391,000
David Falk.......................          45,000             1.1          16.08       10/8/08       1,434,600
Howard J. Tytel..................         112,500(3)          2.7          16.08       10/8/08       3,586,500
                                          112,500             2.7          16.08       10/8/08       3,586,500

---------------

(1) Stock options granted by SFX to the Named Executive Officers in 1999 were approved by the compensation committee of the SFX Board in October 1998, subject to the approval of the 1999 Stock Option Plan by SFX's stockholders in June 1999. The $16.08 exercise price represents the closing price of the Class A common stock as reported on the NYSE Composite Transaction Tape on the date of grant. Except as provided in footnote (3) below, the options generally vest over five years beginning on the first anniversary of their date of grant.

(2) The Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. The following assumptions were made for purposes of calculating the Grant Date Present
    Value: volatility at 76.4%; expected option life of seven years; and risk-free interest rate at 4.41%. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. The figures given are not intended to forecast future price appreciation of the shares. The real value of the options in this table depends solely upon the actual performance of SFX stock during the applicable period.

(3) These options vested entirely on their date of grant.

STOCK OPTION AND RESTRICTED STOCK PLANS

     SFX's stock option plans are administered by the stock option committee. The purpose of the plans is to provide additional incentive to officers and employees of SFX. Each option granted under the plans will be designated at the time of grant as either an "incentive stock option" or a "non-qualified option." Under SFX's 1998 Stock Option and Restricted Stock Plan, as of March 31, 2000, options to purchase 2,990,574 shares of our outstanding Class A common stock were granted. No additional options may be granted under the 1998 Stock Option Plan. The exercise prices of these options range from $3.67 per share to $30.58 per share. Options granted under the 1998 Stock Option and Restricted Stock Plan vest and become exercisable at various times. All options vest and become immediately exercisable upon a change of control.

     Under SFX's 1999 Stock Option and Restricted Stock Plan, as of March 31, 2000, options to purchase 4,302,592 shares of our outstanding Class A common stock were granted. The exercise prices of these options range from $16.08 per share to $39.96 per share. Outstanding options granted under the 1999 Stock Option and Restricted Stock Plan vest and become exercisable at various times. All options vest and become immediately exercisable upon a change of control.

     In connection with the acquisition of Marquee, SFX assumed Marquee's outstanding stock options, warrants and stock appreciation rights ("SARs"). The terms and conditions of these securities generally remained unchanged except that the options and warrants became exercisable for shares of Class A common stock and the SARs became exercisable for shares for cash based on the value of Class A common stock. In addition, the applicable exercise and strike prices for the securities were adjusted to reflect the terms of the merger. As of March 31, 2000, an aggregate of 284,388 options and warrants and 5,505 SARs assumed in connection with the Marquee merger remained outstanding. The exercise and strike prices of these securities ranged from $18.40 to $67.48 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Interests of Certain Persons in the Merger

     Certain executive officers of SFX will have interests in arrangements with Clear Channel in connection with and following the merger. These interests include agreements with SFX and Clear Channel with respect to:

     - Certain non-core investments of SFX. Pursuant to this agreement, certain members of SFX management would be entitled to receive a portion of the net proceeds of the sale or the appraised value of such non-core investments following the merger;

     - A sublease of all or a portion of the premises currently leased by SFX at 650 Madison Avenue, New York, New York;

     - The availability of tickets to current senior management of SFX, for certain events produced or promoted by SFX or any of its subsidiaries; and

     - All of the rights and interests of SFX in the Challenger airplane currently held by SFX.

     See "The Merger Agreement -- Interests of Certain Persons in the Merger."

     Triathlon Fees

     SCMC, a corporation controlled by Mr. Sillerman and in which Mr. Tytel has an equity interest, had an agreement to provide consulting and marketing services to Triathlon, a publicly-traded company in which Mr. Sillerman is a significant stockholder. Under the terms of the agreement, SCMC has agreed to provide consulting and marketing services to Triathlon until June 1, 2005 for an annual fee of $500,000, together with a refundable advance of $500,000 per year against fees earned in respect of transactional investment banking services. Triathlon paid fees of $3,000,000 for the year ended December 31, 1996, and fees of $1,794,000, $530,000 and $132,000 for the years ended December 31, 1997, 1998 and 1999

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

respectively. These fees vary above the minimum annual fee of $500,000 depending on the level of acquisition and financing activities of Triathlon. SCMC previously assigned its rights to receive fees payable under this agreement to Broadcasting. Pursuant to the terms of the distribution agreement, Broadcasting assigned its rights to receive these fees to SFX. All services provided by SCMC were provided by employees of SFX. On April 30, 1999, Triathlon was acquired by a third party and such party paid SFX $2.0 million in consideration for SFX's agreement to terminate the consulting and marketing agreement.

     Loans To Certain Executive Officers

     In July 1999, the compensation committee of the SFX Board approved the making of loans aggregating $12.7 million to certain executive officers of SFX and a loan in the amount of $2.0 million to another employee of SFX. Under the loan program, Mr. Sillerman received a loan of $10.0 million, Mr. Ferrel received a loan of $900,000, and Messrs. Becker, Tytel and Benson each received a loan of $600,000. In connection with amended and restated employment agreements entered into by SFX and each of the loan recipients, the loans were forgiven in January 2000. SFX recorded a charge in the first quarter of 2000 of approximately $14.9 million, including approximately $200,000 of related payroll taxes, to reflect the forgiveness of the loans.

     eSuperstars.com Interest

     In return for a commitment to serve on the Board of Directors of eSuperstars.com, Inc., a company in which SFX holds a minority equity interest, Mr. Sillerman received options to purchase 642,296 shares of eSuperstars.com common stock. Certain of the options received by Mr. Sillerman may be distributed to other members of SFX senior management who perform services for eSuperstars.com separate and apart from their responsibilities arising from SFX's equity holdings in eSuperstars.com.

     Settlement of FAME Earn-Out

     In February 2000, SFX paid $7.0 million to David Falk in full satisfaction of certain deferred consideration obligations owed by SFX to Mr. Falk arising from the purchase of FAME in June 1998. Mr. Falk is a Member of the Office of the Chairman and is the Chairman of the SFX Sports Group.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under the federal securities laws, SFX's directors, executive officers and ten percent stockholders are required to report to the Securities and Exchange Commission and the New York Stock Exchange (and until June 7, 1999, the Nasdaq Stock Market), by specific dates, transactions and holdings in SFX's common stock. Based solely on its review of the copies of such forms received by it or written representations from certain reporting persons that no annual corrective filings were required for those persons, SFX believes that during fiscal year 1999 all these filing requirements were timely satisfied.

RATIFICATION OF INDEPENDENT AUDITORS

     The SFX Board, upon the recommendation of its audit committee, has appointed Ernst & Young LLP to serve as SFX's independent auditors for fiscal 2000. We are asking you to ratify that appointment.

     Representatives of Ernst & Young will be present at the annual meeting to answer any questions you may have. They will also have the opportunity to make a statement if they desire to do so.

     THE SFX BOARD RECOMMENDS YOU VOTE "FOR" THIS PROPOSAL.

                   DESCRIPTION OF CLEAR CHANNEL CAPITAL STOCK

     The following description of certain terms of the capital stock of Clear Channel does not purport to be complete and is qualified in its entirety by reference to the Clear Channel restated articles of incorporation. For more information as to how you can obtain the Clear Channel restated articles of incorporation, see "Where You Can Find More Information."

CLEAR CHANNEL COMMON STOCK

     Clear Channel's board of directors has the authority to issue up to 1,500,000,000 shares of common stock. As of April 30, 2000, 338,916,186 shares of common stock were outstanding. Common stockholders are entitled to one vote per share on all matters submitted to a vote of stockholders. In addition, common stockholders may receive dividends, if any, on a pro rata basis that may be declared from time to time by the Clear Channel board from legally available funds. However, the payment of any dividends on shares of Clear Channel common stock would be subject to the payment of any preferential dividends on any stockholders preferred stock that may be outstanding. Upon liquidation, dissolution or winding up of Clear Channel, common stockholders are entitled to share ratably in any assets available for distribution to stockholders after payment of all Clear Channel's obligations and all preferential distributions payable of the holders of any shares of Clear Channel preferred stock then outstanding. Common stockholders do not have cumulative voting rights or preemptive or other rights to acquire or subscribe to additional, unissued or treasury shares. The shares of Clear Channel common stock currently outstanding are, and the shares of Clear Channel common stock offered hereby will be, upon issuance thereof, validly issued, fully paid and nonassessable.

CLEAR CHANNEL PREFERRED STOCK

     Clear Channel's board of directors may issue up to 2,000,000 shares of Class A preferred stock and up to 8,000,000 shares of Class B preferred stock. Either class of preferred stock may be issued in one or more series, and the rights, preferences, privileges and qualifications of the preferred stock may be fixed by the board of directors without any further vote or action by the stockholders. However, shares of Class B preferred stock will not be entitled to more than one vote per share when the shares are voted as a class with common stockholders. In addition, the board of directors and management of Clear Channel have undertaken not to issue, without prior stockholder approval, Class B preferred stock

     - for any defensive or anti-takeover purpose;

     - to implement any stockholder's rights plan; or

     - with features intended to make any attempted acquisition of Clear Channel more difficult or costly.

     However, the restrictions do not apply to the 2,000,000 shares of Class A preferred stock which are currently authorized. The issuance of either class of preferred stock could decrease the amount of earnings and assets available for distribution to common stockholders. In addition, the issuance of either class of preferred stock could adversely affect the rights and powers, including voting rights, of common stockholders and may have the effect of delaying, deferring or preventing a change in control of Clear Channel. No shares of either class of preferred stock have ever been issued.

TRANSFER AGENT AND REGISTRAR

     The Bank of New York is the transfer agent and registrar for the Clear Channel common stock.

                  COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS
                            OF CLEAR CHANNEL AND SFX

     Upon completion of the merger, the stockholders of SFX will become stockholders of Clear Channel, and the Clear Channel restated articles of incorporation and the Clear Channel by-laws will govern the rights of former SFX stockholders. Clear Channel is incorporated under Texas law and is subject to the Texas Business Corporation Act. SFX is incorporated under Delaware law and is subject to the Delaware General Corporation Law.

     The following is a summary of material differences between the rights of holders of Clear Channel common stock and the rights of holders of SFX common stock. These differences arise from differences between the Clear Channel restated articles of incorporation and the Clear Channel by-laws, on the one hand, and the SFX amended and restated certificate of incorporation and the SFX by-laws, on the other hand. This discussion is not, and does not purport to be, complete or to identify all differences that may, under given situations, be material to stockholders. The following summaries are qualified in their entirety by reference to the Clear Channel restated articles of incorporation and the Clear Channel by-laws and to the amended and restated certificate of incorporation of SFX and the SFX by-laws all incorporated into this document by reference. To obtain these documents, see "Where You Can Find More Information."


                                 SFX STOCKHOLDER RIGHTS                      CLEAR CHANNEL STOCKHOLDER RIGHTS
        Authorized    The authorized capital stock of SFX consists     The authorized capital stock of Clear Channel
    Capital Stock:    of 135,000,000 shares, consisting of             consists of 1,510,000,000 shares consisting
                      100,000,000 shares of Class A common stock,      of 1,500,000,000 shares of common stock,
                      10,000,000 shares of Class B common stock and    2,000,000 shares of Class A preferred stock
                      25,000,000 shares of preferred stock.            and 8,000,000 shares of Class B preferred
                                                                       stock.
         Number of    The SFX by-laws provide that the initial         The Clear Channel by-laws provide that the
        Directors:    Board of Directors shall consist of nine (9)     Clear Channel board shall consist of up to
                      persons. The number of directors may be          nine (9) members, although, if the AMFM
                      increased or decreased by action of the          merger is completed, the Clear Channel board
                      stockholders or of the board of directors.       will expand to thirteen (13) members. The
                                                                       number of directors may be increased or
                                                                       decreased from time to time by the
                                                                       affirmative vote of a majority of the
                                                                       directors at any meeting of the board of
                                                                       directors; provided that at all times the
                                                                       number of directors shall be at least one and
                                                                       no decrease shall have the effect of
                                                                       shortening the term of any incumbent
                                                                       director.
    Classification    SFX does not have a classified board.            Clear Channel does not have a classified
       of Board of                                                     board.
        Directors:

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


                                 SFX STOCKHOLDER RIGHTS                      CLEAR CHANNEL STOCKHOLDER RIGHTS
        Quorum for    The SFX by-laws provide that a majority of       The Clear Channel by-laws provide that a
        Meeting of    the whole Board of Directors shall constitute    majority of the directors fixed in accordance
        Directors:    a quorum except when a vacancy or vacancies      with the provisions of the Clear Channel
                      prevents such majority, whereupon a majority     by-laws shall constitute a quorum.
                      of Directors then in office shall constitute
                      a quorum, provided that such majority shall
                      constitute at least one-third of the entire
                      Board of Directors.
       Election of    In the election of directors, the holders of     The Clear Channel by-laws provide that
        Directors:    Class A common stock shall be entitled by        directors shall be elected by plurality vote.
                      class vote, exclusive of all other               Cumulative voting shall not be permitted.
                      stockholders, to elect that number of
                      directors that equals 2/7 of the total number
                      of duly authorized directorships of the
                      Corporation then constituting the Board of
                      Directors or if such number is not a whole
                      number, the next higher whole number with
                      each share of Class A common stock entitled
                      to one vote; provided that each director so
                      elected must be qualified as an "Independent
                      Director." Except as otherwise provided
                      above, the holders of shares of Class A
                      common stock and Class B common stock, voting
                      as a single class, shall have the right to
                      vote on the election or removal of all
                      directors of the Corporation, with each share
                      of Class A common stock entitled to one vote
                      and each share of Class B common stock
                      entitled to ten votes. The holders of Class A
                      common stock and Class B common stock are not
                      entitled to cumulative votes in the election
                      of any directors.


                                 SFX STOCKHOLDER RIGHTS                      CLEAR CHANNEL STOCKHOLDER RIGHTS
        Removal of    The SFX by-laws provide that any Director may    The Clear Channel by-laws provide that any
        Directors:    be removed at any time, with or without          director may be removed either for or without
                      cause, upon the affirmative vote of the          cause at any meeting of stockholders by the
                      holders of a majority of the outstanding         affirmative vote of a majority in number of
                      shares of SFX common stock entitled to vote      the stockholders present in person or
                      for the election of such Director, cast at a     represented by proxy and entitled to vote for
                      meeting of stockholders called for such          the election of such director, if notice of
                      purpose. Except that, as provided in the         the intention to act upon such matter shall
                      Amended and Restated Certificate of              have been given in the notice calling such
                      Incorporation, the holders of shares of Class    meeting.
                      A common stock shall be entitled by class
                      vote, exclusive of all other stockholders, to
                      vote on the removal of any director elected
                      by the holders of shares of Class A common
                      stock, by class vote, exclusive of all other
                      stockholders, with each share of Class A
                      common stock entitled to one vote.
      Amendment of    The SFX by-laws may be amended, altered or       The Clear Channel by-laws provide that the
          By-Laws:    repealed by resolution adopted by a majority     by-laws may be altered, amended or repealed
                      of the Board of Directors, except that the       or new by-laws may be adopted at any meeting
                      Board may not change any provisions with         of the Board of Directors at which a quorum
                      respect to the removal of Directors or the       is present by the affirmative vote of a
                      filling of vacancies on the Board; or at any     majority of the directors present at such
                      regular or meeting of the stockholders.          meeting.
                      With respect to Article IV (Indemnification)
                      of the by-laws, no provision may be amended,
                      modified or repealed except by resolution
                      adopted by two-thirds of the total number of
                      members of the Board at any special or
                      regular meeting of the Board; or at any
                      regular meeting of the stockholders upon the
                      affirmative vote of the holders of 75% or
                      more of the outstanding shares of each class
                      of stock eligible to vote at the meeting,
                      provided that in the case of a meeting only,
                      notice of the amendment, alteration or report
                      is contained in the notice or waiver of the
                      notice of the meeting.


                                 SFX STOCKHOLDER RIGHTS                      CLEAR CHANNEL STOCKHOLDER RIGHTS
     Voting Stock:    The outstanding voting securities of SFX are     The outstanding voting securities of Clear
                      the SFX common stock, consisting of the Class    Channel are the Clear Channel common stock.
                      A common stock and the Class B common stock.     Each outstanding share, regardless of class,
                      The holders of the Class A common stock and      is entitled to one vote.
                      the Class B common stock shall vote as a
                      single class on all matters submitted to a
                      vote of the stockholders, with each share of
                      Class A common stock being entitled to one
                      vote and each share of Class B common stock
                      being entitled to ten votes, except for (i)
                      the election of directors, (ii) with respect
                      to any "going private" transactions between
                      SFX and Mr. Sillerman or his affiliates, or
                      (iii) as otherwise provided by law.
       Meetings of    The SFX by-laws provide that the Board of        The by-laws of Clear Channel provide that
     Stockholders:    Directors or any officer of SFX instructed by    meetings of the stockholders may be called by
                      the Board of Directors may call a meeting.       the Chairman of the Board, the president, the
                      The notice of a meeting shall in all             Board of Directors or the holders of not less
                      instances state the purpose or purposes for      than one-tenth of all the shares entitled to
                      which the meeting is called.                     vote at the meetings, for any purpose or
                                                                       purposes. Business transacted at all meetings
                                                                       shall be confined to the purposes stated in
                                                                       the notice of meeting.

                                    EXPERTS

     The consolidated financial statements of Clear Channel at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statement schedule appearing in Clear Channel's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference which are based in part on the reports of KPMG LLP, independent auditors, as to each of the three years in the period ended December 31, 1999. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of SFX at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 and the related financial statement schedule appearing in SFX's Annual Report on Form 10-K/A for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule referred to above are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Jacor Communications, Inc. and its subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated into this document by reference to Clear Channel's Current Report on Form 8-K dated December 9, 1998, as amended by Form 8-K/A filed on February 23, 1999 and Form 8-K/A dated

April 12, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Jacor Communications, Inc. and its subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated into this document by reference to Clear Channel's Current Report on Form 8-K dated December 9, 1998, as amended by Form 8-K/A filed on February 23, 1999 and Form 8-K/A dated April 12, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The financial statements incorporated in this document by reference to the Annual Report on Form 10-K of AMFM Inc. (formerly Chancellor Media Corporation) and Subsidiaries for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this document by reference to the audited historical combined statement of assets acquired as of April 3, 1998 and the related combined statements of revenues and direct operating expenses of KBIG-FM, KLDE-FM and WBIX-FM (formerly WNSR-FM) for each of the three years in the period ended December 31, 1997, included in the AMFM Inc. (formerly Chancellor Media Corporation) Form S-4, dated June 8, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this document by reference to the audited historical statement of assets acquired as of May 29, 1998 and the related statements of revenues and direct operating expenses of KODA-FM for each of the two years in the period ended December 31, 1997 included in the AMFM Inc. (formerly Chancellor Media Corporation) Form S-4, dated June 8, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of the Outdoor Advertising Division of Whiteco Industries, Inc. incorporated by reference into this document have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated by reference, and are incorporated herein in reliance upon such report given the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this document by reference to the Annual Report on Form 10-K of Capstar Broadcasting Corporation and Subsidiaries for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this document by reference to the Annual Report on Form 10-K of Capstar Communications Inc. (formerly SFX Broadcasting Inc.) and Subsidiaries for the year December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Capstar Communications Inc. and Subsidiaries (formerly known as SFX Broadcasting, Inc. and Subsidiaries) at December 31, 1997 and for the years ended December 31, 1997 and 1996, and the related financial statement schedule, appearing in Capstar Communications' Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule referred to above are incorporated herein by reference in reliance upon such report, given upon their authority as experts in accounting and auditing.

     The financial statements of Martin Media as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated into this document by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated into this document by reference in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Martin & MacFarlane, Inc. as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997 and the six month period ended December 31, 1995, incorporated into this document by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated into this document by reference in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of The Broadcast Group, Inc. as of December 31, 1998 and 1997 and for the years then ended incorporated into this document by reference have been incorporated into this document in reliance on the report of Kleiman, Carney & Greenbaum, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Clear Channel common stock to be issued in connection with the merger is being passed upon for Clear Channel by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

     Certain of the tax consequences of the merger will be passed upon at the effective time of the merger, as a condition to the merger, by Akin, Gump, Strauss, Hauer & Feld, L.L.P., tax advisor to Clear Channel, and by Paul, Hastings, Janofsky & Walker LLP, special tax counsel to SFX. See "The Merger Agreement -- Conditions." Alan D. Feld, the sole shareholder of a professional corporation which is a partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P., is a director of Clear Channel and as of April 30, 2000, owned approximately 138,500 shares of Clear Channel common stock (including presently exercisable options to acquire approximately 122,500 shares).

                      STOCKHOLDER PROPOSALS FOR NEXT YEAR

     If we do not complete the merger, there will be an annual meeting of SFX stockholders in 2001. The deadline for SFX's receipt of stockholder proposals for inclusion in SFX's document for its 2001 annual meeting is March 2, 2001. On request, the Secretary will provide detailed instructions for submitting proposals. Proposals should be sent via certified mail, return receipt requested, to:

          Mr. Howard J. Tytel, Secretary
          SFX Entertainment, Inc.
          650 Madison Avenue, 16th Floor
          New York, New York 10022

     Any such proposal must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in SFX's proxy for its 2001 annual meeting.

                DELISTING AND DEREGISTRATION OF SFX COMMON STOCK

     If the transactions are consummated, SFX common stock will cease to be listed on the NYSE or any other exchange and will be deregistered under the Securities Act of 1933.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for plans and objectives of management, markets for stock of Clear Channel, SFX and other matters. Statements in this document that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements wherever they occur in this document are necessarily estimates reflecting the best judgment of the senior management of Clear Channel and SFX and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statement. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this document. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include without limitation:

     - expected cost savings from the merger may not be fully realized or realized within the expected time frame;

     - revenues following the merger may be lower than expected;

     - costs or difficulties related to the integration of the business of Clear Channel and SFX may be greater than expected;

     - difficulties relating to the proposed merger of Clear Channel and AMFM, including the non-completion of such merger;

     - dependence on key personnel to manage the integration of the two companies;

     - difficulties related to the integration of Clear Channel's and SFX's management teams;

     - the effects of vigorous competition in the markets in which these entities operate;

     - the impact of general economic conditions in the U.S. and in other countries in which we currently do business;

     - industry conditions, including competition;

     - fluctuations in exchange rates and currency values;

     - capital expenditure requirements;

     - legislative or regulatory requirements;

     - interest rates;

     - taxes;

     - access to capital markets; or

     - changes in the securities markets.

     The statements before, after or including the words "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "estimate" or "continue" or the negative or other variations of these words are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this document and the other documents incorporated herein by reference, including, but not limited to, the December 31, 1999 Annual Report on Form 10-K of Clear Channel (including any amendments thereto) and the December 31, 1999 Annual Report on Form 10-K of SFX (including any amendments thereto). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Neither Clear

Channel nor SFX undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                      WHERE YOU CAN FIND MORE INFORMATION

     Clear Channel and SFX file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

     Clear Channel filed a registration statement on Form S-4 to register with the SEC the Clear Channel common stock to be issued to SFX stockholders in the merger. This document is a part of the Clear Channel registration statement and constitutes both a prospectus of Clear Channel and a proxy statement of SFX for its meeting.

     As allowed by SEC rules, this document does not contain all the information you can find in the Clear Channel registration statement or the exhibits to the Clear Channel registration statement.

     The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial condition.

CLEAR CHANNEL SEC FILINGS
(FILE NO. 1-9645)                              PERIOD
-------------------------                      ------
Amended Quarterly Report on Form 10-Q/A        Filed on May 16, 2000.
Current Report on Form 8-K                     Filed on May 11, 2000.
Quarterly Report on Form 10-Q                  Quarter Ended March 31, 2000.
Annual Report on Form 10-K                     Year Ended December 31, 1999.
Current Report on Form 8-K                     Filed on February 29, 2000.
Current Report on Form 8-K                     Filed May 7, 1999.
Current Report on Form 8-K                     Filed December 10, 1998, as amended by Form
                                               8-K/A filed February 23, 1999 and Form 8-K/A
                                               filed April 12, 1999.

SFX SEC FILINGS
(FILE NO. 000-24017)                           PERIOD
--------------------                           ------
Quarterly Report on Form 10-Q                  Quarter Ended March 31, 2000.
Annual Report on Form 10-K/A                   Year Ended December 31, 1999, as amended on
                                               April 28, 2000.
Current Report on Form 8-K                     Filed on February 29, 2000.

     Clear Channel and SFX also incorporate by reference into this document additional documents that may be filed with the SEC from the date of this document to the date of the SFX meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Clear Channel has supplied all information contained or incorporated by reference in this document relating to Clear Channel, and SFX has supplied all such information relating to SFX.

     If you are a stockholder, we may already have sent you some of the documents incorporated by reference, but you can obtain any of them through us, the SEC or the SEC's Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Clear Channel Communications, Inc.     SFX Entertainment, Inc.
200 East Basse Road                    650 Madison Avenue, 16th Floor
San Antonio, Texas 78209               New York, New York 10022
Tel: (210) 822-2828                    Tel: (212) 838-3100
Attn.: Investor Relations              Attn.: Investor Relations

     If you would like to request documents from us, please do so by July 10, 2000 to receive them before the SFX regular meeting.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE ON THE TRANSACTIONS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED JUNE 5, 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO STOCKHOLDERS NOR THE ISSUANCE OF CLEAR CHANNEL COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed consolidated financial statements give effect to the merger. For accounting purposes, Clear Channel will account for the merger as a purchase of SFX; accordingly, the net assets of SFX have been adjusted to their estimated fair values based upon a preliminary purchase price allocation.

     The unaudited pro forma combined condensed consolidated balance sheet at March 31, 2000 gives effect to the merger as if it occurred on March 31, 2000. The unaudited pro forma combined condensed consolidated statements of operations for the year ended December 31, 1999 and for the three months ended March 31, 2000 give effect to the merger as if it had occurred on January 1, 1999.

     The unaudited pro forma combined condensed consolidated balance sheet was prepared based upon the historical balance sheets of Clear Channel and SFX. The unaudited pro forma combined condensed consolidated statements of operations for year ended December 31, 1999 and for the three months ended March 31, 2000 was prepared based upon the historical statement of operations of Clear Channel, adjusted to reflect the merger with Jacor Communications, Inc. as if such merger had occurred on January 1, 1999 ("Clear Channel Pro Forma") and the historical statement of operations of SFX.

     Additionally, with respect to Clear Channel's pending merger with AMFM Inc., the unaudited pro forma combined condensed consolidated balance sheet at March 31, 2000 was prepared based upon the historical balance sheet of AMFM, adjusted for certain financing transactions, as if such transactions had occurred on March 31, 2000. The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 1999, with respect to Clear Channel's pending merger with AMFM Inc., was prepared based upon the historical statement of operations of AMFM, adjusted to reflect the merger with Capstar Broadcasting Corporation, the acquisition of KKFR-FM and KFYI-AM from The Broadcast Group, Inc., the disposition of WMVP-AM to ABC, Inc., the disposition of AMFM's outdoor advertising business to Lamar Advertising Company and certain financing transactions as if such transactions had occurred on January 1, 1999 ("1999 Pending AMFM Merger Effect"). The unaudited pro forma combined condensed consolidated statement of operations for the three months ended March 31, 2000, with respect to Clear Channel's pending merger with AMFM Inc., was prepared based upon the historical statement of operations of AMFM, adjusted to reflect certain financing transactions as if such transactions had occurred on January 1, 1999 ("2000 Pending AMFM Merger Effect"). Additionally, the Pending AMFM Merger Effect 1999 and 2000 financial statements have been adjusted for the expected divestitures of 112 radio stations in markets where the combined AMFM and Clear Channel radio stations exceed the number necessary to obtain regulatory approvals for the merger. These divestitures have been recorded based upon managements' best estimates as to the expected cash sales proceeds for the stations involved.

     Certain amounts in the SFX historical financial statements and the Pending AMFM Merger Effect financial statements have been reclassified to conform to Clear Channel's presentation. The unaudited pro forma combined condensed consolidated financial statements exclude the effect of certain acquisitions of Clear Channel, SFX and AMFM as these transactions were insignificant, individually and in the aggregate, to the financial position or results of operations of each respective company.

     The unaudited pro forma combined condensed consolidated financial statements should be read in conjunction with the historical financial statements of Clear Channel and SFX.

     The unaudited pro forma combined condensed consolidated financial statements are not necessarily indicative of the actual results of operations or financial position that would have occurred had the merger and the above described acquisitions, dispositions, financing and merger transactions of Clear Channel and SFX occurred on the dates indicated nor are they necessarily indicative of future operating results or financial position.

                             CLEAR CHANNEL AND SFX

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                           (IN THOUSANDS OF DOLLARS)
                               AT MARCH 31, 2000

                                     ASSETS

                                                                                     CLEAR CHANNEL     PENDING     CLEAR CHANNEL,
                                                                        MERGER          AND SFX         AMFM        SFX AND AMFM
                                       CLEAR CHANNEL      SFX         PRO FORMA        PRO FORMA       MERGER        PRO FORMA
                                        HISTORICAL     HISTORICAL   ADJUSTMENTS(A)      MERGER         EFFECT          MERGER
                                       -------------   ----------   --------------   -------------   -----------   --------------
Current Assets:
  Cash and cash equivalents..........   $   320,129    $  276,142     $  (70,000)     $   526,271    $    68,804     $   595,075
  Accounts receivable, net...........       712,375       112,683             --          825,058        455,380       1,280,438
  Other current assets...............       140,277       129,357             --          269,634         60,920         330,554
                                        -----------    ----------     ----------      -----------    -----------     -----------
        Total Current Assets.........     1,172,781       518,182        (70,000)       1,620,963        585,104       2,206,067

Property, plant & equipment, net.....     2,595,254       688,738             --        3,283,992        373,791       3,657,783

Intangible assets, net...............    12,067,774     1,601,329      2,278,340       15,947,443     23,416,593      39,364,036
Other assets:
  Restricted cash....................           136            --             --              136             --             136
  Notes receivable...................        53,675        14,055             --           67,730             --          67,730
  Equity investments in, and advances
    to, nonconsolidated affiliates...       380,933       100,527        (21,341)         460,119      1,125,373       1,585,492
  Other assets.......................       298,114        87,050             --          385,164        252,031         637,195
  Other investments..................       953,964            --       (122,437)         831,527             --         831,527
                                        -----------    ----------     ----------      -----------    -----------     -----------
        TOTAL ASSETS.................   $17,522,631    $3,009,881     $2,064,562      $22,597,074    $25,752,892     $48,349,966
                                        ===========    ==========     ==========      ===========    ===========     ===========

                                              LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable, accrued expenses
    and other current liabilities....   $   642,588    $  458,542     $       --      $ 1,101,130    $   310,970     $ 1,412,100
  Current portion of long-term
    debt.............................        42,235        14,480             --           56,715             --          56,715
                                        -----------    ----------     ----------      -----------    -----------     -----------
        Total Current Liabilities....       684,823       473,022             --        1,157,845        310,970       1,468,815
Long-term debt.......................     4,698,997     1,418,088         42,438        6,159,523      2,955,416       9,114,939
Liquid yield options notes...........       492,309            --             --          492,309             --         492,309
Deferred income taxes................     1,349,217        27,817        (13,145)       1,363,889      4,894,226       6,258,115
Other long-term liabilities..........       139,375        28,052             --          167,427         52,023         219,450
Minority interest....................        17,275         9,506             --           26,781          3,435          30,216
Temporary equity.....................            --        17,026             --           17,026             --          17,026
Shareholders' Equity:
  Common stock.......................        33,890           664          3,237           37,791         20,362          58,153
  Additional paid-in capital.........     9,227,641     1,295,718      1,796,431       12,319,790     17,031,419      29,351,209
  Common stock warrants..............       250,587            --             --          250,587             --         250,587
  Retained earnings (accumulated
    deficit).........................       256,731      (253,280)       253,280          256,731        485,041         741,772
  Other comprehensive income.........       370,416            --        (24,411)         346,005             --         346,005
  Other..............................         2,304        (2,857)         2,857            2,304             --           2,304
  Cost of shares held in treasury....          (934)       (3,875)         3,875             (934)            --            (934)
                                        -----------    ----------     ----------      -----------    -----------     -----------
        Total Shareholders' Equity...    10,140,635     1,036,370      2,035,269       13,212,274     17,536,822      30,749,096
                                        -----------    ----------     ----------      -----------    -----------     -----------
        TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY.......   $17,522,631    $3,009,881     $2,064,562      $22,597,074    $25,752,892     $48,349,966
                                        ===========    ==========     ==========      ===========    ===========     ===========

                             CLEAR CHANNEL AND SFX

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
                          YEAR ENDED DECEMBER 31, 1999

                                                                                                    1999
                                                                                 CLEAR CHANNEL    PENDING     CLEAR CHANNEL,
                                                                  PRO FORMA         AND SFX         AMFM       SFX AND AMFM
                                   CLEAR CHANNEL      SFX           MERGER         PRO FORMA       MERGER       PRO FORMA
                                     PRO FORMA     HISTORICAL   ADJUSTMENTS(B)      MERGER         EFFECT         MERGER
                                   -------------   ----------   --------------   -------------   ----------   --------------
Net revenue......................   $2,949,807     $1,684,355      $ (8,340)      $4,625,822     $1,675,607     $6,301,429
Operating expenses...............    1,824,192      1,478,813         9,264        3,312,269        916,534      4,228,803
Depreciation and amortization....      817,060        142,583        80,104        1,039,747        951,351      1,991,098
Noncash compensation expense.....           --          7,250            --            7,250         26,727         33,977
Merger and nonrecurring costs....           --             --            --               --         77,978         77,978
Corporate expenses...............       77,519         18,524            --           96,043         64,750        160,793
                                    ----------     ----------      --------       ----------     ----------     ----------
Operating income (loss)..........      231,036         37,185       (97,708)         170,513       (361,733)      (191,220)
Interest expense.................      232,979        100,825        (5,664)         328,140        256,756        584,896
Gain on disposition of assets....        1,734            760            --            2,494         12,289         14,783
Gain on disposition of
  representation contracts.......           --             --            --               --         18,173         18,173
Other income -- net..............       20,046          6,577            --           26,623          1,250         27,873
                                    ----------     ----------      --------       ----------     ----------     ----------
Income (loss) before income
  taxes, equity in earnings
  (loss) of nonconsolidated
  affiliates and extraordinary
  item...........................       19,837        (56,303)      (92,044)        (128,510)      (586,777)      (715,287)
Income tax (expense) benefit.....      (85,393)        (1,597)       (2,266)         (89,256)       175,879         86,623
                                    ----------     ----------      --------       ----------     ----------     ----------
Income (loss) before equity in
  earnings (loss) of
  nonconsolidated affiliates and
  extraordinary item.............      (65,556)       (57,900)      (94,310)        (217,766)      (410,898)      (628,664)
Equity in earnings (loss) of
  nonconsolidated affiliates.....       16,077             --         4,903           20,980        (68,466)       (47,486)
                                    ----------     ----------      --------       ----------     ----------     ----------
Income (loss) before
  extraordinary item.............   $  (49,479)    $  (57,900)     $(89,407)      $ (196,786)    $ (479,364)    $ (676,150)
                                    ==========     ==========      ========       ==========     ==========     ==========
Income (loss) before
  extraordinary item per common
  share:
  Basic..........................   $    (0.15)    $    (1.06)                    $    (0.52)                   $    (1.16)
                                    ==========     ==========                     ==========                    ==========
  Diluted........................   $    (0.15)    $    (1.06)                    $    (0.52)                   $    (1.16)
                                    ==========     ==========                     ==========                    ==========

                             CLEAR CHANNEL AND SFX

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
                       THREE MONTHS ENDED MARCH 31, 2000

                                                                                                 2000
                                                                               CLEAR CHANNEL    PENDING    CLEAR CHANNEL,
                                                                PRO FORMA         AND SFX        AMFM       SFX AND AMFM
                                 CLEAR CHANNEL      SFX           MERGER         PRO FORMA      MERGER       PRO FORMA
                                  HISTORICAL     HISTORICAL   ADJUSTMENTS(B)      MERGER        EFFECT         MERGER
                                 -------------   ----------   --------------   -------------   ---------   --------------
Net revenue....................    $782,539      $ 427,889       $ (2,031)      $1,208,397     $ 341,046     $1,549,443
Operating expenses.............     519,961        391,468          1,983          913,412       171,985      1,085,397
Depreciation and
  amortization.................     220,054         49,019         13,386          282,459       218,067        500,526
Noncash compensation expense...          --         69,897             --           69,897        34,878        104,775
Merger and nonrecurring
  costs........................          --         12,123         (7,602)           4,521        11,115         15,636
Corporate expenses.............      24,578          6,322             --           30,900        15,302         46,202
                                   --------      ---------       --------       ----------     ---------     ----------
Operating income (loss)........      17,946       (100,940)        (9,798)         (92,792)     (110,301)      (203,093)
Interest expense...............      55,549         36,576         (1,302)          90,823        67,662        158,485
Gain on disposition of
  assets.......................          --             --             --               --        22,819         22,819
Gain on disposition of
  representation contracts.....          --             --             --               --        16,217         16,217
Other income -- net............         398          3,168             --            3,566           697          4,263
                                   --------      ---------       --------       ----------     ---------     ----------
Income (loss) before income
  taxes, equity in earnings
  (loss) of nonconsolidated
  affiliates and extraordinary
  item.........................     (37,205)      (134,348)        (8,496)        (180,049)     (138,230)      (318,279)
Income tax (expense) benefit...      (5,133)        17,257           (521)          11,603        11,844         23,447
                                   --------      ---------       --------       ----------     ---------     ----------
Income (loss) before equity in
  earnings (loss) of
  nonconsolidated affiliates
  and extraordinary item.......     (42,338)      (117,091)        (9,017)        (168,446)     (126,386)      (294,832)
Equity in earnings (loss) of
  nonconsolidated affiliates...       2,936             --            280            3,216       (19,565)       (16,349)
                                   --------      ---------       --------       ----------     ---------     ----------
Income (loss) before
  extraordinary item...........    $(39,402)     $(117,091)      $ (8,737)      $ (165,230)    $(145,951)    $ (311,181)
                                   ========      =========       ========       ==========     =========     ==========
Income (loss) before
  extraordinary item per common
  share:
  Basic........................    $  (0.12)     $   (1.77)                     $    (0.44)                  $    (0.54)
                                   ========      =========                      ==========                   ==========
  Diluted......................    $  (0.12)     $   (1.77)                     $    (0.44)                  $    (0.54)
                                   ========      =========                      ==========                   ==========

                             CLEAR CHANNEL AND SFX

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

     Clear Channel and SFX unaudited pro forma combined condensed consolidated financial statements reflect the merger, accounted for as a purchase, as follows:

SFX Class A common shares outstanding March 31, 2000 less
  shares held in treasury...................................   63,775,401
Less: Class A shares held by Clear Channel at March 31,
  2000......................................................   (3,000,000)
                                                              -----------
Adjusted Class A common stock outstanding...................   60,775,401
Share conversion number.....................................         0.60
                                                              -----------
Clear Channel's common stock to be issued to Class A
  holders...................................................   36,465,241
SFX Class B common shares outstanding March 31, 2000 (1:1
  conversion)...............................................    2,545,557
                                                              -----------
Total Clear Channel common stock to be issued in the
  merger....................................................   39,010,798
Estimated value per share (based on the average price
  between February 23, 2000 and March 2, 2000)..............  $   74.0089
                                                              -----------
                                                              $ 2,887,146
Estimated value of common stock options and other equity....      208,904
Historical cost of SFX common shares held by Clear
  Channel...................................................       84,881
Estimated transaction costs.................................       70,000
                                                              -----------
          Total estimated purchase price....................  $ 3,250,931
                                                              ===========

     For purposes of these statements the total estimated purchase price was allocated as follows:

Total estimated purchase price..............................  $3,250,931
Plus -- estimated fair value of long-term debt in excess of
  carrying value............................................      42,438
Less -- SFX net assets at March 31, 2000....................   1,036,370
Plus -- Historical cost of SFX investment not purchased.....      21,341
Plus -- elimination of SFX's existing net goodwill and other
  intangible assets.........................................   1,601,329
                                                              ----------
Estimated purchase price allocated to goodwill and other
  intangible assets.........................................  $3,879,669
                                                              ==========

     The estimated purchase price allocated to goodwill and other intangible assets of $3,879,669 will be amortized over a 20 year period using the straight-line method, which will result in annual amortization of $193,983.

     Clear Channel will be required to refinance certain outstanding SFX long-term debt.

     The unaudited pro forma combined condensed consolidated balance sheet is based on the assumption that SFX's debt holders will not tender their debt securities based on a change of control of SFX, although Clear Channel must offer to tender all of SFX's senior notes and notes at prices ranging from 100% to 101% of the principal amount of the notes. It is expected that the debt holders will not accept Clear Channel's tender offer, as the fair value of this debt is expected to be greater than the required offer at the time of the offer.

                             CLEAR CHANNEL AND SFX

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(A) The pro forma merger adjustments at March 31, 2000 are as follows:

                                                                    INCREASE
                                                                   (DECREASE)
                                                                   ----------
(1)  Decrease in cash resulting from estimated merger expenses including the $34.5 million proposed settlement to SFX
     shareholder suits. See "Litigation" on page 71 for further discussion of this settlement...............................  $  (70,000)
(2)  Increase in intangible assets, net equal to the excess
     purchase price of the merger and the elimination of SFX's
     pre-existing intangible assets..............................   2,278,340
(3)  Decrease in equity investment in, and advances to,
     nonconsolidated affiliates resulting from the elimination of
     SFX investments not purchased...............................     (21,341)
(4)  Decrease in other investments resulting from the elimination
     of Clear Channel's investment in SFX common stock...........    (122,437)
(5)  Increase in long-term debt resulting from the mark-up of
     SFX's debt to fair value in excess of carrying value........      42,438
(6)  Decrease in deferred income taxes resulting from the
     elimination of deferred tax on unrealized gain related to
     Clear Channel's investment in SFX common stock..............     (13,145)
(7)  Increase in common stock to account for Clear Channel common stock given in the merger, net of SFX's outstanding shares,
     at $0.10 par value..........................................       3,237
(8)  Increase in additional paid-in capital to account for Clear
     Channel common stock given in the merger at $74.0089 per
     share less $0.10 par value ($2,883,245) plus the value of
     SFX stock options included in the merger ($208,904) less
     SFX's additional paid-in capital balance ($1,295,718).......   1,796,431
(9)  Increase in retained earnings (accumulated deficit) to
     eliminate SFX's existing accumulated deficit balance........     253,280
(10) Decrease in other comprehensive income resulting from the elimination of Clear Channel's unrealized gain on their
     investment in SFX common stock..............................     (24,411)
(11) Increase in other equity resulting from the elimination of
     SFX's deferred compensation.................................       2,857
(12) Increase in cost of shares held in treasury resulting from
     the cancelation of SFX's shares held in treasury............       3,875

                             CLEAR CHANNEL AND SFX

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(B) The pro forma merger adjustments for the year ended December 31, 1999 and for the three months ended March 31, 2000 are as follows:

                                                                 INCREASE (DECREASE)
                                                                      TO INCOME
                                                                 --------------------
                                                                 12/31/99    3/31/00
                                                                 ---------   --------
(13)  Decrease in revenue due to the elimination of services
      SFX provided to Clear Channel and services Clear Channel
      provided to SFX and the reclassification of earnings from
      equity method investments out of net revenue (SFX's
      policy) into equity in earnings of nonconsolidated
      affiliates (Clear Channel's policy)......................  $ (8,340)   $ (2,031)
(14)  Decrease in operating expense due to the elimination of services SFX provided to Clear Channel and services Clear
      Channel provided to SFX of $3,437 and $1,751 for 12/31/99
      and 3/31/00, respectively, offset by the increase in
      operating expenses resulting from change in
      classification of integration and start-up costs of
      $12,701 and $3,734 for 12/31/99 and 3/31/00,
      respectively, from treatment as depreciation expense
      (SFX's policy) to treatment as operating expense (Clear
      Channel's policy)........................................    (9,264)     (1,983)
(15)  Increase in amortization expense resulting from the
      additional goodwill created by the merger, other
      intangible assets acquired in the merger and a change in
      the life of intangible assets amortization from an
      average of 15 years (SFX's policy) to an average of 20
      years (Clear Channel's policy) of $92,805 and $17,120 for
      12/31/99 and 3/31/00, respectively, partially offset by
      the reclassification of $12,701 and $3,734 for 12/31/99
      and 3/31/00, respectively, from depreciation expense to
      operating expense........................................   (80,104)    (13,386)
(16)  Decrease in merger and non-recurring costs due to the
      elimination of direct merger related expenses............        --       7,602
(17)  Decrease in interest expense resulting from the
      amortization of premium on long-term debt resulting from
      the mark-up to fair value................................     5,664       1,302
(18)  Increase in income tax expense associated with the tax effect of adjustment (15) at Clear Channel's assumed tax
      rate of 40%..............................................    (2,266)       (521)
(19)  Increase in equity in earnings (loss) of nonconsolidated affiliates resulting from the reclassification of
      earnings from equity method investments out of revenue
      (SFX's policy) into equity in earnings of nonconsolidated
      affiliates (Clear Channel's policy)......................     4,903         280

                             CLEAR CHANNEL AND SFX

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pro forma basic and diluted share information is as follows:

                                                                    (IN THOUSANDS)
                                                                 --------------------
                                                                 12/31/99    3/31/00
                                                                 ---------   --------
Basic:
  Clear Channel pro forma weighted-average shares
     outstanding...............................................   340,249     338,803
  SFX weighted-average shares outstanding......................    58,204      66,416
  Decrease weighted-average common stock outstanding to account for Clear Channel's common stock given in the merger at
     the share conversion number of 0.60 for SFX's Class A
     common stock and 1.0 for SFX's Class B common stock.......   (19,202)    (27,406)
                                                                 --------    --------
  Clear Channel and SFX pro forma merger weighted-average
     shares outstanding........................................   379,251     377,813
                                                                 ========    ========
Diluted:
  Clear Channel pro forma weighted-average shares
     outstanding...............................................   358,149     374,994
  SFX weighted-average shares outstanding......................    61,542      71,108
  Decrease weighted-average common stock outstanding to account for Clear Channel's common stock given in the merger and
     to account for the dilution effect SFX's common stock
     warrants, employee stock options and other dilutive shares have on the Company at the share conversion number of 0.60 for SFX's Class A common stock and 1.0 for SFX's Class B
     common stock..............................................   (20,538)    (29,282)
                                                                 --------    --------
  Clear Channel and SFX pro forma merger weighted-average
     shares outstanding........................................   399,153     416,820
                                                                 ========    ========

                                 CLEAR CHANNEL

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
                          YEAR ENDED DECEMBER 31, 1999

                                                              JACOR
                                                 CLEAR      HISTORICAL                     CLEAR
                                                CHANNEL     1/1 TO 5/4     PRO FORMA      CHANNEL
                                               HISTORICAL      1999      ADJUSTMENT(A)   PRO FORMA
                                               ----------   ----------   -------------   ----------
Net revenue..................................  $2,678,160    $271,647      $      --     $2,949,807
Operating expenses...........................   1,632,115     192,077             --      1,824,192
Depreciation and amortization................     722,233      46,951         47,876        817,060
Corporate expenses...........................      70,146       7,373             --         77,519
                                               ----------    --------      ---------     ----------
Operating income (loss)......................     253,666      25,246        (47,876)       231,036
Interest expense.............................     192,321      39,731            927        232,979
Gain on disposition of assets................     138,659     130,385       (267,310)         1,734
Other income (expense) -- net................      20,209        (163)            --         20,046
                                               ----------    --------      ---------     ----------
Income (loss) before income taxes, equity in
  earnings (loss) of nonconsolidated
  affiliates and extraordinary item..........     220,213     115,737       (316,113)        19,837
Income tax (expense) benefit.................    (150,635)    (52,300)       117,542        (85,393)
                                               ----------    --------      ---------     ----------
Income (loss) before equity in earnings of
  nonconsolidated affiliates and
  extraordinary
  item.......................................      69,578      63,437       (198,571)       (65,556)
Equity in earnings of nonconsolidated
  affiliates.................................      16,077          --             --         16,077
                                               ----------    --------      ---------     ----------
Income (loss) before extraordinary item......  $   85,655    $ 63,437      $(198,571)    $  (49,479)
                                               ==========    ========      =========     ==========
Income (loss) before extraordinary item per
  common share:
  Basic......................................  $     0.27                                $    (0.15)
                                               ==========                                ==========
  Diluted....................................  $     0.26                                $    (0.15)
                                               ==========                                ==========

                                 CLEAR CHANNEL

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)

JACOR MERGER

     The Jacor acquisition pro forma adjustments exclude the effect of any divestiture of stations, which were required for regulatory approval, as Clear Channel intends the funds received from any divestiture to be reinvested in acquisitions of similar stations in other markets.

     (A) The pro forma merger adjustments for the year ended December 31, 1999 are as follows:

                                                               INCREASE (DECREASE)
                                                                    TO INCOME
                                                               -------------------
(1)   Increase in amortization expense resulting from the
      additional goodwill created by the merger and a change
      in the life of goodwill amortization from 40 years
      (Jacor's policy) to 25 years (Clear Channel's policy).
      This amortization expense results in a permanent
      difference and will not be deductible for federal
      income tax purposes...................................        $ (47,876)
(2)   Increase in interest expense associated with the
      increased long-term debt resulting from the estimated
      merger expenses of $50,000............................             (927)
(3)   Decrease in gain on disposition of assets as this gain
      is associated directly with the merger of Jacor and is
      a non-recurring item..................................         (267,310)
(4)   Decrease in income tax expense associated with the tax
      effect of adjustments (2) and (3) at Clear Channel's
      assumed tax rate of 40%...............................          117,542

                           PENDING AMFM MERGER EFFECT

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                               AT MARCH 31, 2000
                           (IN THOUSANDS OF DOLLARS)

                                                                                                                    PRO FORMA
                                    AMFM         PRO FORMA         AMFM        CLEAR CHANNEL         AMFM             MERGER
                                 HISTORICAL    ADJUSTMENTS(A)    PRO FORMA    DIVESTITURES(B)   DIVESTITURES(C)   ADJUSTMENTS(D)
                                 -----------   --------------   -----------   ---------------   ---------------   --------------
ASSETS
Current assets:
  Cash and cash equivalents....  $    68,804      $     --      $    68,804      $      --        $        --      $        --
  Accounts receivable, net.....      455,380            --          455,380             --                 --               --
  Other current assets.........       60,920            --           60,920             --                 --               --
                                 -----------      --------      -----------      ---------        -----------      -----------
    Total current assets.......      585,104            --          585,104             --                 --               --
Property and equipment, net....      459,693            --          459,693        (22,352)           (63,550)              --
Intangible assets, net.........   10,079,653            --       10,079,653       (385,959)        (1,658,763)      15,381,662
Other assets:
  Investments in
    nonconsolidated
    affiliates.................    1,081,115            --        1,081,115             --                 --           44,258
  Other assets.................      252,031            --          252,031             --                 --               --
                                 -----------      --------      -----------      ---------        -----------      -----------
    TOTAL ASSETS...............  $12,457,596      $     --      $12,457,596      $(408,311)       $(1,722,313)     $15,425,920
                                 ===========      ========      ===========      =========        ===========      ===========

LIABILITIES AND STOCKHOLDERS'
  EQUITY

Current liabilities:
  Accounts payable and accrued
    expenses...................  $   310,970      $     --      $   310,970      $      --        $        --      $        --
                                 -----------      --------      -----------      ---------        -----------      -----------
    Total current
      liabilities..............      310,970            --          310,970             --                 --               --
Long-term debt.................    5,783,388        10,000(1)     5,793,388       (860,246)        (2,266,613)         288,887
Deferred tax liabilities.......    1,663,262        (3,500)(1)    1,649,783        (33,106)          (272,065)       3,549,614
                                                    (9,979)(2)
Other liabilities..............       52,023            --           52,023             --                 --               --
Minority interest..............        3,435            --            3,435             --                 --               --
Stockholders' equity:
  Common stock.................        2,166            --            2,166             --                 --           18,196
  Additional paid-in capital...    5,272,597        28,511(2)     5,301,108             --                 --       11,730,311
  Retained earnings
    (accumulated deficit)......     (630,245)       (6,500)(1)     (655,277)       485,041            816,365         (161,088)
                                                   (18,532)(2)
                                 -----------      --------      -----------      ---------        -----------      -----------
    Total stockholders'
      equity...................    4,644,518         3,479        4,647,997        485,041            816,365       11,587,419
                                 -----------      --------      -----------      ---------        -----------      -----------
    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY.....  $12,457,596      $     --      $12,457,596      $(408,311)       $(1,722,313)     $15,425,920
                                 ===========      ========      ===========      =========        ===========      ===========

                                   PENDING
                                    AMFM
                                   MERGER
                                   EFFECT
                                 -----------
ASSETS
Current assets:
  Cash and cash equivalents....  $    68,804
  Accounts receivable, net.....      455,380
  Other current assets.........       60,920
                                 -----------
    Total current assets.......      585,104
Property and equipment, net....      373,791
Intangible assets, net.........   23,416,593
Other assets:
  Investments in
    nonconsolidated
    affiliates.................    1,125,373
  Other assets.................      252,031
                                 -----------
    TOTAL ASSETS...............  $25,752,892
                                 ===========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable and accrued
    expenses...................  $   310,970
                                 -----------
    Total current
      liabilities..............      310,970
Long-term debt.................    2,955,416
Deferred tax liabilities.......    4,894,226
Other liabilities..............       52,023
Minority interest..............        3,435
Stockholders' equity:
  Common stock.................       20,362
  Additional paid-in capital...   17,031,419
  Retained earnings
    (accumulated deficit)......      485,041
                                 -----------
    Total stockholders'
      equity...................   17,536,822
                                 -----------
    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY.....  $25,752,892
                                 ===========

                           PENDING AMFM MERGER EFFECT

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                PRO FORMA         CAPSTAR AS       PRO FORMA
                                                                               ADJUSTMENTS       ADJUSTED FOR     ADJUSTMENTS
                                                                 LAMAR           FOR THE         THE COMPLETED      FOR THE
                                                 AMFM         TRANSACTION         LAMAR             CAPSTAR         CAPSTAR
                                             HISTORICAL(E)   HISTORICAL(F)   TRANSACTION(F)     TRANSACTIONS(G)    MERGER(H)
                                             -------------   -------------   ---------------    ---------------   -----------
Net revenue................................   $1,977,888       $(156,627)       $      --          $ 347,290       $(31,397)(26)
Operating expenses.........................    1,048,711         (84,583)              --            207,001         (4,221)(26)
Depreciation and amortization..............      732,233         (94,062)              --             78,338        (26,832)(26)
                                                                                                                    146,977(27)
Noncash compensation expense...............        6,443              --               --             20,284             --(27)
Merger and non-recurring costs.............       81,829          (2,154)              --             51,288        (47,510)(28)
Corporate expenses.........................       57,559          (6,835)              --             14,026             --
                                              ----------       ---------        ---------          ---------       --------
Operating income (loss)....................       51,113          31,007               --            (23,647)       (99,811)
Interest expense...........................      426,681            (171)         (36,128)(22)        90,075         (9,650)(26)
                                                                                                                      1,406(29)
Interest income............................       10,644              --               --                302         (9,650)(26)
Gain on disposition of assets..............      221,312             947         (209,970)(23)            --             --
Gain on disposition of representation
  contracts................................       18,173              --               --                 --             --
Other income...............................           --              --               --                (46)            --
                                              ----------       ---------        ---------          ---------       --------
Income (loss) before income taxes, equity
  in earnings (loss) of nonconsolidated
  affiliates and extraordinary item........     (125,439)         32,125         (173,842)          (113,466)      (101,217)
Income tax (expense) benefit...............        6,391          (8,867)          60,845(24)         26,759         35,426(30)
Dividends and accretion on preferred stock
  of subsidiaries..........................       11,846              --               --             17,390             --
                                              ----------       ---------        ---------          ---------       --------
Income before equity in earnings (loss) of
  nonconsolidated affiliates and
  extraordinary item.......................     (130,894)         23,258         (112,997)          (104,097)       (65,791)
Equity in earnings (loss) of
  nonconsolidated
  affiliates...............................      (27,651)             --          (57,599)(25)        (2,444)            --
                                              ----------       ---------        ---------          ---------       --------
Net income (loss) before extraordinary
  item.....................................     (158,545)         23,258         (170,596)          (106,541)       (65,791)
Preferred stock dividends..................       15,936              --               --                 --             --
                                              ----------       ---------        ---------          ---------       --------
Income (loss) attributable to common shares
  outstanding..............................   $ (174,481)      $  23,258        $(170,596)         $(106,541)      $(65,791)
                                              ==========       =========        =========          =========       ========
Net income (loss) before extraordinary item
  per common share:
  Basic and diluted........................   $    (1.01)
                                              ==========
  Weighted-average common shares
     outstanding...........................      172,967                                                             28,464
                                              ==========                                                           ========

                           PENDING AMFM MERGER EFFECT

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

       PRO FORMA
      ADJUSTMENTS
        FOR THE            OTHER                                                                                   1999
    OTHER COMPLETED      PRO FORMA           AMFM       CLEAR CHANNEL         AMFM         PRO FORMA MERGER    PENDING AMFM
    TRANSACTIONS(I)    ADJUSTMENTS(J)     PRO FORMA    DIVESTITURES(K)   DIVESTITURES(L)    ADJUSTMENTS(M)    MERGER EFFECT
    ---------------    --------------     ----------   ---------------   ---------------   ----------------   -------------
        $  (705)          $     --        $2,136,449      $(120,840)       $ (320,455)        $ (19,547)        $1,675,607
           (116)                --        1,166,792         (57,857)         (179,245)          (13,156)           916,534
          2,839                 --          839,493         (17,987)         (133,137)          262,982            951,351
             --                 --           26,727              --                --                --             26,727
             --                 --           83,453              --                --            (5,475)            77,978
             --                 --           64,750              --                --                --             64,750
        -------           --------        ----------      ---------        ----------         ---------         ----------
         (3,428)                --          (44,766)        (44,996)           (8,073)         (263,898)          (361,733)
          2,815             12,944(31)      487,972         (47,723)         (165,315)          (18,178)           256,756
             --                 --            1,296              --                --                --              1,296
             --                 --           12,289              --                --                --             12,289
             --                 --           18,173              --                --                --             18,173
             --                 --              (46)             --                --                --                (46)
        -------           --------        ----------      ---------        ----------         ---------         ----------
         (6,243)           (12,944)        (501,026)          2,727           157,242          (245,720)          (586,777)
          2,185              4,530(32)      127,269            (178)          (23,110)           71,898            175,879
             --            (29,236)(33)          --              --                --                --                 --
        -------           --------        ----------      ---------        ----------         ---------         ----------
         (4,058)            20,822         (373,757)          2,549           134,132          (173,822)          (410,898)
             --                 --          (87,694)             --                --            19,228            (68,466)
        -------           --------        ----------      ---------        ----------         ---------         ----------
         (4,058)            20,822         (461,451)          2,549           134,132          (154,594)          (479,364)
             --            (15,936)(34)          --              --                --                --                 --
        -------           --------        ----------      ---------        ----------         ---------         ----------
        $(4,058)          $ 36,758        $(461,451)      $   2,549        $  134,132         $(154,594)        $ (479,364)
        =======           ========        ==========      =========        ==========         =========         ==========
                                          $   (2.14)(35)
                                          ==========
                            13,792          215,223
                          ========        ==========

                           PENDING AMFM MERGER EFFECT

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 OTHER                                                             PRO FORMA
                                   AMFM        PRO FORMA         AMFM         CLEAR CHANNEL         AMFM             MERGER
                                HISTORICAL   ADJUSTMENTS(J)    PRO FORMA     DIVESTITURES(K)   DIVESTITURES(L)   ADJUSTMENTS(M)
                                ----------   --------------    ---------     ---------------   ---------------   --------------
Net revenue...................  $ 521,270       $    --        $ 521,270        $(27,531)         $(72,226)         $(80,467)
Operating expenses............    308,088            --          308,088         (14,405)          (43,312)          (78,386)
Depreciation and
  amortization................    212,491            --          212,491          (4,084)          (30,500)           40,160
Noncash compensation
  expense.....................     34,878            --           34,878              --                --                --
Merger and non-recurring
  costs.......................     11,115            --           11,115              --                --                --
Corporate expenses............     15,302            --           15,302              --                --                --
                                ---------       -------        ---------        --------          --------          --------
Operating income (loss).......    (60,604)           --          (60,604)         (9,042)            1,586           (42,241)
Interest expense..............    124,342        (1,014)(31)     123,328          (9,801)          (41,082)           (4,783)
Interest income...............        697            --              697              --                --                --
Gain on disposition of
  assets......................     22,819            --           22,819              --                --                --
Gain on disposition of
  representation contracts....     16,217            --           16,217              --                --                --
                                ---------       -------        ---------        --------          --------          --------
Income (loss) before income
  taxes, equity in earnings
  (loss) of nonconsolidated
  affiliates and extraordinary
  item........................   (145,213)        1,014         (144,199)            759            42,668           (37,458)
Income tax (expense)
  benefit.....................     10,749          (355)(32)      10,394            (924)           (8,385)           10,759
Credit on exchange of
  preferred stock of
  subsidiary..................      3,310        (3,310)(33)          --              --                --                --
                                ---------       -------        ---------        --------          --------          --------
Income (loss) before equity in
  earnings (loss) of
  nonconsolidated affiliates
  and extraordinary item......   (131,154)       (2,651)        (133,805)           (165)           34,283           (26,699)
Equity in earnings (loss) of
  nonconsolidated
  affiliates..................    (24,372)           --          (24,372)             --                --             4,807
                                ---------       -------        ---------        --------          --------          --------
Net income (loss) before
  extraordinary item..........   (155,526)       (2,651)        (158,177)           (165)           34,283           (21,892)
Preferred stock dividends.....        321          (321)(34)          --              --                --                --
                                ---------       -------        ---------        --------          --------          --------
Income (loss) attributable to
  common shares outstanding...  $(155,847)      $(2,330)       $(158,177)       $   (165)         $ 34,283          $(21,892)
                                =========       =======        =========        ========          ========          ========
Basic and diluted loss before
  extraordinary item per
  common share................  $   (0.72)                     $   (0.73)(35)
                                =========                      =========
Weighted-average common shares
  outstanding.................    215,116         1,269          216,385
                                =========       =======        =========

                                    2000
                                PENDING AMFM
                                MERGER EFFECT
                                -------------
Net revenue...................    $ 341,046
Operating expenses............      171,985
Depreciation and
  amortization................      218,067
Noncash compensation
  expense.....................       34,878
Merger and non-recurring
  costs.......................       11,115
Corporate expenses............       15,302
                                  ---------
Operating income (loss).......     (110,301)
Interest expense..............       67,662
Interest income...............          697
Gain on disposition of
  assets......................       22,819
Gain on disposition of
  representation contracts....       16,217
                                  ---------
Income (loss) before income
  taxes, equity in earnings
  (loss) of nonconsolidated
  affiliates and extraordinary
  item........................     (138,230)
Income tax (expense)
  benefit.....................       11,844
Credit on exchange of
  preferred stock of
  subsidiary..................           --
                                  ---------
Income (loss) before equity in
  earnings (loss) of
  nonconsolidated affiliates
  and extraordinary item......     (126,386)
Equity in earnings (loss) of
  nonconsolidated
  affiliates..................      (19,565)
                                  ---------
Net income (loss) before
  extraordinary item..........     (145,951)
Preferred stock dividends.....           --
                                  ---------
Income (loss) attributable to
  common shares outstanding...    $(145,951)
                                  =========
Basic and diluted loss before
  extraordinary item per
  common share................
Weighted-average common shares
  outstanding.................

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                           (IN THOUSANDS OF DOLLARS)

(A) Adjustments to the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet regarding transactions that occurred relating to AMFM business

     (1) Reflects the purchase of $100,000 of aggregate principal amount of AMFM's 10 1/2% Senior Subordinated Notes due 2007 and estimated fees and expenses pursuant to a tender offer which was commenced on April 28, 2000, funded with borrowings under the credit agreement. The adjustment to accumulated deficit represents the related extraordinary loss on the early extinguishment of debt of $6,500, net of a tax benefit of $3,500.

     (2) Reflects the adjustment to record estimated stock option compensation expense of $18,532, net of a tax benefit of $9,979, relating to certain executive stock options which will become exercisable upon the Clear Channel merger.

     Clear Channel and AMFM unaudited pro forma combined condensed consolidated financial statements reflect the merger, with AMFM accounted for as a purchase, as follows:

AMFM common shares outstanding March 31,2000................   216,613,724
                                                              ------------
Share conversion number.....................................          0.94
                                                              ------------
Clear Channel's common stock to be issued in the merger.....   203,616,901
Estimated value per share (based on the average price
  between September 29, 1999 and October 6, 1999)...........  $    77.3229
                                                              ------------
                                                              $ 15,744,249
Estimated value of common stock options and other equity....     1,307,532
Estimated transaction costs.................................       100,000
                                                              ------------
          Total estimated purchase price....................  $ 17,151,781
                                                              ============

     For purposes of these statements the total estimated purchase price was allocated as follows:

Total estimated purchase price..............................  $17,151,781
Plus -- deferred tax liability..............................    3,549,614
Plus -- fair value of debt in excess of carrying value......      188,887
Less -- estimated fair value adjustment to investment in and
  advances to nonconsolidated affiliates....................       44,258
Less -- AMFM net assets at March 31, 2000...................    5,464,362
Plus -- elimination of AMFM's existing net licenses and
  goodwill..................................................    8,420,890
                                                              -----------
Estimated purchase price allocated to licenses and
  goodwill..................................................  $23,802,552
                                                              ===========

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated purchase price allocated to licenses and goodwill of $23,802,552 will be amortized over a 25 year period using the straight-line method, which will result in annual licenses and goodwill amortization of $952,102.

     The pro forma information does not include adjustments related to the antitrust issues raised by the DOJ concerning the approximate 30% equity (11% voting) interest in Lamar currently owned by AMFM. Clear Channel or AMFM will be required to divest some or all of the investment in Lamar over some undetermined period of time. The total income effect of the Lamar investment included in pro forma balances is a loss of $61,379 and $16,894 at December 31, 1999 and March 31, 2000, respectively. If divestiture of all of the Lamar investment is required by the DOJ, pro forma net loss before extraordinary items would be $471,985 and $129,057 at December 31, 1999 and March 31, 2000, respectively. Additionally, when Clear Channel or AMFM is required to divest some or all of the Lamar investment, proceeds from the divestiture would be used to reduce debt, which would reduce pro forma interest expense. See Footnote 25 on page P-18 for more information regarding this investment.

     Clear Channel will be required to refinance certain outstanding AMFM long-term debt.

     The unaudited pro forma combined condensed consolidated balance sheet is based on the assumption that AMFM's debt holders will not tender their debt securities based on a change of control of AMFM, although Clear Channel must offer to tender all of AMFM's senior notes and notes at prices ranging from 100% to 101% of the principal amount of the notes. It is expected that the debt holders will not accept Clear Channel's tender offer, as the fair value of this debt is expected to be greater than the required offer at the time of the offer.

     The total number of actual divested stations is still subject to regulatory approval. Based on the current status of regulatory approvals, the final total of stations to be divested is expected to be between 110 and 115 stations. The pro forma adjustments at March 31, 2000 relating to the sale of radio stations Clear Channel and AMFM anticipate divesting, assuming a total of 112 radio stations in the aggregate will be divested, are as follows:

(B) Clear Channel Divestitures

                                                                      INCREASE
                                                                     (DECREASE)
                                                                     ----------
 (5)   Decrease in property, plant and equipment, net of
       accumulated depreciation....................................  $ (22,352)
 (6)   Decrease in intangible assets, net..........................   (385,959)
 (7)   Decrease in long-term debt resulting from the use of net
       proceeds....................................................   (860,246)
 (8)   Decrease in deferred income taxes...........................    (33,106)
 (9)   Increase in retained earnings resulting from the gain on the sale of stations, net of tax at Clear Channel's assumed tax
       rate of 40%.................................................    485,041

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(C) AMFM Divestitures

                                                                      INCREASE
                                                                     (DECREASE)
                                                                     -----------
(10)   Decrease in property, plant and equipment, net of
       accumulated depreciation....................................  $   (63,550)
(11)   Decrease in intangible assets, net..........................   (1,658,763)
(12)   Decrease in long-term debt resulting from the use of net
       proceeds....................................................   (2,266,613)
(13)   Decrease in deferred income taxes...........................     (272,065)
(14)   Increase in retained earnings resulting from the gain on the sale of stations, net of tax at AMFM's assumed tax rate of
       39%.........................................................      816,365

(D) The pro forma merger adjustments at March 31, 2000 are as follows:

                                                                    INCREASE
                                                                   (DECREASE)
                                                                   -----------
(15) Increase in intangible assets, net equal to the excess
     purchase price of the merger and the elimination of AMFM's existing accumulated amortization of goodwill...............  $15,381,662
(16) Increase in investment in and advances to, nonconsolidated affiliates due to the mark-up to fair value of AMFM's
     investments.................................................       44,258
(17) Increase in long-term debt resulting from estimated merger
     expenses and mark-up of AMFM's debt to fair value...........      288,887
(18) Increase in deferred income tax due to fair value write-up
     of FCC licenses.............................................    3,549,614
(19) Increase in common stock to account for Clear Channel common
     stock given in the merger at $0.10 par value................       18,196
(20) Increase in additional paid-in capital to account for Clear
     Channel common stock given in the merger at $77.3229 per
     share less $0.10 par value ($15,723,888) plus the value of
     AMFM stock options included in the merger ($1,307,531) less
     AMFM's pro forma additional paid-in capital balance
     ($5,301,108)................................................   11,730,311
(21) Decrease in retained earnings to eliminate AMFM's existing
     pro forma retained earnings balance.........................     (161,088)

ADJUSTMENTS TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS REGARDING TRANSACTIONS THAT OCCURRED RELATING TO AMFM BUSINESS

(E) AMFM began operating KKFR-FM and KFYI-AM in Phoenix under a time brokerage agreement effective November 5, 1998. Therefore, the results of operations of KKFR-FM and KFYI-AM are included in AMFM's historical operations for the year ended December 31, 1999.

AMFM entered into a time brokerage agreement to sell substantially all of the broadcast time of WMVP-AM in Chicago effective September 10, 1998. Therefore, substantially all of the results of operations of WMVP-AM are excluded from AMFM's historical operations for the year ended December 31, 1999.

(F) On September 15, 1999, AMFM completed the sale to Lamar of all of the outstanding common stock of the subsidiaries which held all of AMFM's assets used in its outdoor advertising business. AMFM received net cash proceeds of approximately $700,000 and 26,227,273 shares of class A common stock, par

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value $.01 per share, of Lamar. This adjustment removes the historical results of operations of AMFM's outdoor advertising business.

     (22) Reflects the net decrease in interest expense of $36,128 for the year ended December 31, 1999 in connection with the additional bank borrowings related to the outdoor advertising acquisitions completed during 1999 and the paydown of debt resulting from the net proceeds of $700,000 received from Lamar.

     (23) Reflects the elimination of the nonrecurring gain of $209,970 incurred in connection with AMFM's sale of its outdoor advertising business.

     (24) Reflects the tax effect of the pro forma adjustments.

     (25) The adjustment to reflect AMFM's 30% equity (11% voting) interest in Lamar and amortization of the investment basis in excess of underlying equity in the net assets of Lamar over an estimated life of 15 years is as follows:

                                                                 PERIOD FROM
                                                                 JANUARY 1 TO
                                                              SEPTEMBER 15, 1999
                                                              ------------------
Lamar historical net loss applicable to common stock for the
  nine months ended September 30, 1999......................       $(19,533)
Pro forma adjustments for the acquisition by Lamar of AMFM's
  outdoor business..........................................        (49,383)
                                                                   --------
Lamar pro forma net loss applicable to common
  stockholders..............................................        (68,916)
AMFM equity interest........................................             30%
                                                                   --------
Equity in pro forma net loss of Lamar.......................        (20,675)
Less historical equity in net loss of Lamar.................           (174)
                                                                   --------
Pro forma adjustment for equity in net loss of Lamar........        (20,501)
Amortization of investment basis in excess of underlying
  equity in the net assets of Lamar.........................        (37,098)
                                                                   --------
          Total equity in net loss of nonconsolidated
            affiliate.......................................       $(57,599)
                                                                   ========

       The Lamar pro forma net loss applicable to common stockholders was estimated by AMFM based on information obtained from publicly filed financial statements. These estimates, including the allocation of purchase price, are preliminary and subject to change.

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(G) Adjustments to Capstar's Historical Condensed Consolidated Statement of Operations

     Capstar's historical condensed consolidated statement of operations for the period from January 1 to July 13, 1999 and pro forma adjustments are summarized below:

PERIOD FROM JANUARY 1                              CAPSTAR      PRO FORMA       CAPSTAR
TO JULY 13, 1999                                  HISTORICAL   ADJUSTMENTS     PRO FORMA
---------------------                             ----------   -----------     ---------
Net revenues....................................  $ 347,290       $  --        $ 347,290
Operating expenses..............................    207,001          --          207,001
Depreciation and amortization...................     78,338          --           78,338
Corporate general and administrative............     14,026          --           14,026
Noncash compensation expense....................     20,284          --           20,284
LMA fees........................................        387        (387)(a)           --
Merger and non-recurring costs..................     51,288          --           51,288
                                                  ---------       -----        ---------
Operating income................................    (24,034)        387          (23,647)
Interest expense................................     90,075          --           90,075
Interest income.................................       (302)         --             (302)
Other (income) expense..........................         46          --               46
                                                  ---------       -----        ---------
Income (loss) before income taxes...............   (113,853)        387         (113,466)
Income tax expense (benefit)....................    (26,894)        135(b)       (26,759)
Dividends and accretion on preferred stock of
  subsidiary....................................     17,390          --           17,390
                                                  ---------       -----        ---------
Income (loss) before equity in net loss of
  nonconsolidated affiliates....................   (104,349)        252         (104,097)
Equity in net loss of nonconsolidated
  affiliates....................................     (2,444)         --           (2,444)
                                                  ---------       -----        ---------
Income (loss) attributable to common
  stockholders..................................  $(106,793)      $ 252        $(106,541)
                                                  =========       =====        =========

---------------

     (a) Reflects the elimination of $387 of time brokerage (LMA) fees paid by Capstar for the period from January 1 to July 13, 1999 related to acquired radio stations that were previously operated under time brokerage agreements.

     (b) Reflects the tax effect of the pro forma adjustments.

(H) Adjustments to Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations Related to the Capstar Merger

     (26) Reflects the elimination of intercompany transactions between AMFM and Capstar for AMFM's media representation services provided to Capstar, Capstar's participation in The AMFM Radio Networks, fees paid by AMFM to Capstar under time brokerage (LMA) agreements and interest on Capstar's note payable to AMFM of $150,000 for the period from January 1 to July 13, 1999.

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (27) Reflects incremental amortization related to the Capstar merger and is based on the allocation of the total consideration as follows:

                                                                PERIOD FROM
                                                               JANUARY 1 TO
                                                               JULY 13, 1999
                                                               -------------
Amortization expense on $5,892,486 of intangible assets.....     $210,602
Less: historical amortization expense.......................      (63,625)
                                                                 --------
Adjustment for net increase in amortization expense.........     $146,977
                                                                 ========

        Historical depreciation expense of Capstar as adjusted for the completed Capstar transactions is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

     (28) Reflects the elimination of financial advisory and other expenses of Capstar in connection with the Capstar merger of $47,510 for the period from January 1 to July 13, 1999.

     (29) Reflects the adjustment to record interest expense of $1,406 for the year ended December 31, 1999 on additional bank borrowings related to estimated financial advisors, legal, accounting and other professional fees incurred by AMFM and Capstar.

     (30) Reflects the tax effect of the pro forma adjustments.

(I) Adjustments to Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations Related to the Other Completed Transactions

     On April 16, 1999, AMFM sold WMVP-AM in Chicago to ABC, Inc. for $21,000 in cash. AMFM entered into a time brokerage agreement to sell substantially all of the broadcast time of WMVP-AM effective September 10, 1998.

     On July 1, 1999, AMFM acquired KKFR-FM and KFYI-AM in Phoenix from The Broadcast Group, Inc. for $90,000 in cash. AMFM began operating KKFR-FM and KFYI-AM under a time brokerage agreement effective November 5, 1998.

     The combined condensed statement of operations for the other completed transactions for the year ended December 31, 1999 is summarized below:

                                                CHICAGO          PRO FORMA
                                              DISPOSITION     ADJUSTMENTS FOR        OTHER
YEAR ENDED                                    HISTORICAL    THE OTHER COMPLETED    COMPLETED
DECEMBER 31, 1999                              1/1-4/16        TRANSACTIONS       TRANSACTIONS
-----------------                             -----------   -------------------   ------------
Net revenues................................     $(705)           $    --           $  (705)
Operating expenses..........................      (116)                --              (116)
Depreciation and amortization...............        --              2,839(a)          2,839
                                                 -----            -------           -------
Operating income (loss).....................      (589)            (2,839)           (3,428)
Interest expense............................        --              2,815(b)          2,815
                                                 -----            -------           -------
Income (loss) before income taxes...........      (589)            (5,654)           (6,243)
Income tax expense (benefit)................        --             (2,185)(c)        (2,185)
                                                 -----            -------           -------
Income (loss)...............................     $(589)           $(3,469)          $(4,058)
                                                 =====            =======           =======

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

---------------

     (a) Reflects incremental amortization related to the assets acquired in the Phoenix acquisition and is based on the allocation of the total consideration as follows:

                              INCREMENTAL    INTANGIBLE                   HISTORICAL    ADJUSTMENT
    YEAR ENDED                AMORTIZATION    ASSETS,     AMORTIZATION   AMORTIZATION    FOR NET
    DECEMBER 31, 1999          PERIOD(I)        NET        EXPENSE(I)      EXPENSE       INCREASE
    -----------------         ------------   ----------   ------------   ------------   ----------
    Phoenix acquisition.....     1/1-7/1      $85,160        $2,839          $ --         $2,839

        (i) Intangible assets are amortized on a straight-line basis over an estimated average 15 year life. The incremental amortization period represents the period of the year that the acquisition was not completed.

        Historical depreciation expense for the Phoenix acquisition is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

     (b) Reflects the adjustment to interest expense as follows:

                                                                     YEAR ENDED
                                                                  DECEMBER 31, 1999
                                                                  -----------------
    Additional bank borrowings related to other completed
      transactions..............................................       $69,000
                                                                       -------
    Interest expense at 7.25%...................................         5,003
    Less: historical interest expense recognized subsequent to the completed
      transaction...............................................         2,188
                                                                       -------
    Net increase in interest expense............................       $ 2,815
                                                                       =======

     (c) Reflects the tax effect of the pro forma adjustments.

(J) Other Pro Forma Adjustments

     (31) Reflects (i) the net decrease in interest expense resulting from the November 19, 1999 refinancing of the existing credit agreements of two of AMFM's subsidiaries into a single new credit agreement with an estimated average interest rate of 7.25%, (ii) the net decrease in interest expense related to the purchase of $293,641 of aggregate principal amount of AMFM's 10 3/4% Senior Subordinated Notes due 2006 and estimated fees and expenses pursuant to a tender offer which was completed on November 12, 1999, funded with borrowings under the credit agreement, (iii) the net decrease in interest expense related to the purchase of $200,000 of aggregate principal amount of AMFM's
          9 3/8% Senior Subordinated Notes due 2004 and estimated fees and expenses which was completed on February 15, 2000, funded with borrowings under the credit agreement, (iv) the net decrease in interest expense related to the purchase of $100,000 aggregate principal amount of AMFM's 10 1/2% Senior Subordinated Notes due 2007 and estimated fees and expenses pursuant to a tender offer which was commenced on April 28, 2000, funded with borrowings under the credit agreement, (v) the net increase in interest expense related to the exchange of the 12 5/8% Series E Cumulative Exchangeable Preferred Stock of AMFM for 12 5/8% Senior Subordinated Exchange Debentures due 2006 on November 23, 1999 and (vi) the net increase in interest expense related to the exchange of the 12% Senior Exchangeable Preferred Stock of AMFM for 12% Subordinated Exchange Debentures due 2009 completed effective January 1, 2000.

     (32) Reflects the tax effect of the pro forma adjustments.

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (33) Reflects the elimination of 1999 dividends and credit on exchange of preferred stock of subsidiary for the three months ended March 31, 2000 related to the exchange of the 12 5/8% Series E Cumulative Exchangeable Preferred Stock of AMFM for 12 5/8% Senior Subordinated Exchange Debentures due 2006 completed on November 23, 1999 and the exchange of the 12% Senior Exchangeable Preferred Stock of AMFM for 12% Subordinated Exchange Debentures due 2009 completed effective January 1, 2000.

     (34) Reflects the elimination of preferred stock dividends related to (i) the conversion of AMFM's $3.00 Convertible Exchangeable Preferred Stock to AMFM common stock on August 24, 1999, pursuant to a notice of redemption issued to holders and (ii) the conversion of AMFM's 7% Convertible Preferred Stock to AMFM common stock on January 19, 2000 pursuant to a notice of redemption issued to holders.

     (35) The pro forma combined loss per common share data is computed by dividing pro forma loss attributable to common stockholders by the weighted-average common shares assumed to be outstanding. A summary of shares used in the pro forma combined loss per common share calculation follows:

                                                                      THREE MONTHS
                                                    YEAR ENDED            ENDED
                                                 DECEMBER 31, 1999   MARCH 31, 2000
                                                 -----------------   ---------------
                                                           (IN THOUSANDS)
Historical weighted-average shares
  outstanding..................................       172,967            215,116
Incremental weighted-average shares relating
  to:
  53,553,966 shares of common stock issued in
     connection with the Capstar merger on July
     13, 1999..................................        28,464                 --
  11,979,800 shares of common stock issued upon
     the conversion of AMFM's $3.00 Convertible
     Exchangeable Preferred Stock on August 24,
     1999......................................         7,713                 --
  6,079,088 shares of common stock issued upon
     the conversion of AMFM's 7% Convertible
     Preferred Stock on January 19, 2000.......         6,079              1,269
                                                      -------            -------
Shares used in the pro forma combined earnings
  per share calculation........................       215,223            216,385
                                                      =======            =======

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The pro forma adjustments for the year ended December 31, 1999 and for the three months ended March 31, 2000 relating to the sale of radio stations Clear Channel and AMFM anticipate divesting, assuming a total of 112 radio stations in the aggregate will be divested, are as follows:

(K) Clear Channel Divestitures

                                                                 INCREASE (DECREASE)
                                                                      TO INCOME
                                                                 --------------------
                                                                 12/31/99    3/31/00
                                                                 ---------   --------
(36)  Decrease in revenue......................................  $(120,840)  $(27,531)
(37)  Decrease in operating expenses...........................     57,857     14,405
(38)  Decrease in depreciation and amortization, of which
      $3,173 and $1,151 for 12/31/99 and 3/31/00, respectively,
      results in a permanent difference and will not be
      deducted for federal income tax purposes.................     17,987      4,084
(39)  Decrease in interest expense associated with the
      reduction of long-term debt resulting from the use of net
      proceeds.................................................     47,723      9,801
(40)  Increase in income tax expense associated with the tax effect of adjustments (36) through (39) at Clear
      Channel's assumed tax rate of 40%........................       (178)      (924)

(L) AMFM Divestitures

                                                                 INCREASE (DECREASE)
                                                                      TO INCOME
                                                                ---------------------
                                                                12/31/99    03/31/00
                                                                ---------   ---------
(41)  Decrease in revenue....................................   $(320,455)  $(72,226)
(42)  Decrease in operating expenses.........................     179,245     43,312
(43)  Decrease in depreciation and amortization, of which
      $97,986 and $21,169 for 12/31/99 and 3/31/00,
      respectively, results in a permanent difference and
      will not be deducted for federal income tax purposes...     133,137     30,500
(44)  Decrease in interest expense associated with the
      reduction of long-term debt resulting from the use of
      net proceeds...........................................     165,315     41,082
(45)  Increase in income tax expense associated with the tax effect of adjustments (41) through (44) at AMFM's
      assumed tax rate of 39%................................     (23,110)    (8,385)

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(M) The pro forma merger adjustments for the year ended December 31, 1999 and for the three months ended March 31, 2000 are as follows:

                                                                      INCREASE (DECREASE)
                                                                           TO INCOME
                                                                     ---------------------
                                                                     12/31/99    03/31/00
                                                                     ---------   ---------
(46)  Decrease in revenue due to the elimination of services AMFM provided to Clear Channel and services Clear Channel
      provided to AMFM............................................   $ (19,547)  $(80,467)
(47)  Decrease in operating expense due to the elimination of services AMFM provided to Clear Channel and services Clear
      Channel provided to AMFM of $19,547 and $80,467 for 12/31/99 and 3/31/00, respectively, partially offset by the increase in operating expense resulting from change in classification for start-up and development costs of ($6,391) for 12/31/99 from treatment as depreciation expense and as merger and
      non-recurring costs (AMFM's policy) to treatment as
      operating expense (Clear Channel's policy)..................      13,156     78,386
(48)  Increase in amortization expense resulting from the
      additional licenses and goodwill created by the merger and a change in the life of licenses and goodwill amortization
      from 15 years (AMFM's policy) to 25 years (Clear Channel's policy). Of the $263,898 and $42,241 for 12/31/99 and
      3/31/00, respectively, additional amortization expense,
      $65,975 and $10,560 for 12/31/99 and 3/31/00, respectively, results in a permanent difference and will not be deductible for federal income tax purposes. This is partially offset by the decrease in amortization expense resulting from the
      change of classification of start-up and development costs of ($916) and $2,081 for 12/31/99 and 3/31/00, respectively, from treatment as depreciation expense (AMFM's policy) to
      treatment as operating expense (Clear Channel's policy).....    (262,982)   (40,160)
(49)  Decrease in merger and non-recurring costs resulting from the change in classification for start-up and development
      costs from treatment as merger and non-recurring costs
      (AMFM's policy) to treatment as operating expense (Clear
      Channel's policy)...........................................       5,475         --
(50)  Decrease in interest expense resulting from the amortization of premium on long-term debt resulting from the mark-up to fair value, partially offset by the increase in interest
      expense associated with the increased long-term debt
      resulting from the estimated merger expenses of $100,000....      18,178      4,783
(51)  Decrease in income tax expense associated with the tax effect of the adjustments in note (48) and (50) at Clear
      Channel's assumed tax rate of 40%...........................      71,898     10,759
(52)  Increase in equity in earnings of nonconsolidated affiliates caused by changing the life of excess cost amortization from
      15 years (AMFM's policy) to 25 years (Clear Channel's
      policy). This increase is partially offset by the
      amortization of the markup of excess cost to fair value.....      19,228      4,807

                           PENDING AMFM MERGER EFFECT

                     NOTES TO UNAUDITED PRO FORMA COMBINED
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pro forma basic and diluted share information is as follows:

                                                                (IN THOUSANDS)
                                                              -------------------
                                                              12/31/99    3/31/00
                                                              --------    -------
Basic:
  Clear Channel pro forma weighted-average shares
     outstanding............................................  340,249     338,803
  AMFM pro forma weighted-average shares outstanding........  215,223     216,385
  Decrease weighted-average common stock outstanding to
     account for Clear Channel's common stock given in the
     merger at the share conversion number of 0.94..........  (11,959)    (12,768)
                                                              -------     -------
  Clear Channel and AMFM Pro Forma merger weighted-average
     shares outstanding.....................................  543,513     542,420
                                                              =======     =======
Diluted:
  Clear Channel pro forma weighted-average shares
     outstanding............................................  358,149     374,994
  AMFM pro forma weighted-average shares outstanding........  222,433     225,226
  Decrease weighted-average common stock outstanding to
     account for Clear Channel's common stock given in the
     merger and to account for the dilution effect AMFM's
     common stock warrants, employee stock options and other
     dilutive shares have on the Company at the share
     conversion number of 0.94..............................  (13,262)    (13,299)
                                                              -------     -------
  Clear Channel and AMFM Pro Forma merger weighted-average
     shares outstanding.....................................  567,320     586,921
                                                              =======     =======

                                                                        APPENDIX
A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                      CLEAR CHANNEL COMMUNICATIONS, INC.,

                            CCU II MERGER SUB, INC.

                                      AND

                            SFX ENTERTAINMENT, INC.

                         DATED AS OF FEBRUARY 28, 2000

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1     THE MERGER..................................................   A-1
Section 1.1   The Merger..................................................   A-1
Section 1.2   Closing.....................................................   A-2
Section 1.3   Effective Time..............................................   A-2
Section 1.4   Effects of the Merger.......................................   A-2
Section 1.5   Certificate of Incorporation and Bylaws of the Surviving
                Corporation...............................................   A-2
Section 1.6   Directors...................................................   A-2
Section 1.7   Officers....................................................   A-2

ARTICLE 2     EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
              CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES..........   A-2
Section 2.1   Capital Stock of Merger Sub.................................   A-2
Section 2.2   Cancellation of Treasury Stock and Parent Owned Stock.......   A-2
Section 2.3   Conversion of Company Common Stock..........................   A-3
Section 2.4   Exchange of Certificates....................................   A-3
Section 2.5   Stock Transfer Books........................................   A-5

ARTICLE 3     REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............   A-6
Section 3.1   Organization, Qualification, Etc............................   A-6
Section 3.2   Capital Stock...............................................   A-6
Section 3.3   Corporate Authority Relative to this Agreement; No
                Violation.................................................   A-7
Section 3.4   Reports and Financial Statements............................   A-8
Section 3.5   No Undisclosed Liabilities..................................   A-8
Section 3.6   No Violation of Law.........................................   A-8
Section 3.7   Environmental Laws and Regulations..........................   A-8
Section 3.8   No Undisclosed Employee Benefit Plan Liabilities or
                Severance Arrangements....................................   A-9
Section 3.9   Absence of Certain Changes or Events........................  A-10
Section 3.10  Investigations; Litigation..................................  A-11
Section 3.11  Joint Proxy Statement; Registration Statement; Other
                Information...............................................  A-11
Section 3.12  Lack of Ownership of Parent Common Stock....................  A-11
Section 3.13  Tax Matters.................................................  A-11
Section 3.14  Opinion of Financial Advisor................................  A-12
Section 3.15  Required Vote of the Company Stockholders...................  A-12
Section 3.16  Insurance...................................................  A-12
Section 3.17  Real Property; Title........................................  A-12
Section 3.18  Collective Bargaining Agreements and Labor..................  A-12
Section 3.19  Material Contracts..........................................  A-12
Section 3.20  Takeover Statute............................................  A-13
Section 3.21  Transactions With Affiliates................................  A-13
Section 3.22  Intellectual Property.......................................  A-13

ARTICLE 4     REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.....  A-14
Section 4.1   Organization, Qualification, Etc............................  A-14
Section 4.2   Capital Stock...............................................  A-14
Section 4.3   Corporate Authority Relative to this Agreement; No
                Violation.................................................  A-15
Section 4.4   Reports and Financial Statements............................  A-16
Section 4.5   No Undisclosed Liabilities..................................  A-16
Section 4.6   No Violation of Law.........................................  A-17
Section 4.7   Environmental Laws and Regulations..........................  A-17
Section 4.8   No Undisclosed Employee Benefit Plan Liabilities or
                Severance Arrangements....................................  A-17

                                                                            PAGE
                                                                            ----
Section 4.9   Absence of Certain Changes or Events........................  A-17
Section 4.10  Investigations; Litigation..................................  A-17
Section 4.11  Joint Proxy Statement; Registration Statement; Other
                Information...............................................  A-17
Section 4.12  Ownership of Company Common Stock...........................  A-18
Section 4.13  Tax Matters.................................................  A-18
Section 4.14  Required Vote of Parent Stockholders........................  A-18
Section 4.15  Opinion of Financial Advisor................................  A-18
Section 4.16  Insurance...................................................  A-18
Section 4.17  Real Property; Title........................................  A-19
Section 4.18  Collective Bargaining Agreements and Labor..................  A-19
Section 4.19  Material Contracts..........................................  A-19
Section 4.20  Takeover Statute............................................  A-19

ARTICLE 5     COVENANTS RELATING TO CONDUCT OF BUSINESS...................  A-19
Section 5.1   Conduct of Business by the Company or Parent................  A-19
Section 5.2   Proxy Material; Registration Statement......................  A-22
Section 5.3   Stockholders' Meeting.......................................  A-23
Section 5.4   Approvals and Consents; Cooperation.........................  A-24
Section 5.5   Access to Information; Confidentiality......................  A-24
Section 5.6   Affiliates..................................................  A-25
Section 5.7   Rights Under Stock Plans....................................  A-25
Section 5.8   Filings; Other Action.......................................  A-26
Section 5.9   Further Assurances..........................................  A-27
Section 5.10  No Solicitation by the Company..............................  A-27
Section 5.11  Director and Officer Liability..............................  A-28
Section 5.12  Accountants' "Comfort" Letters..............................  A-30
Section 5.13  Additional Reports..........................................  A-30
Section 5.14  Plan of Reorganization......................................  A-30
Section 5.15  Conveyance Taxes............................................  A-30
Section 5.16  Public Announcements........................................  A-30
Section 5.17  Termination Fee and Expenses................................  A-31
Section 5.18  Notice of Certain Events....................................  A-32
Section 5.19  Section 16(b) Board Approval................................  A-32
Section 5.20  Employee Plans and Employment Agreement.....................  A-33
Section 5.21  Stock Exchange Listing......................................  A-33

ARTICLE 6     CONDITIONS TO THE MERGER....................................  A-34
Section 6.1   Conditions to the Obligations of Each Party.................  A-34
Section 6.2   Conditions to the Obligations of Parent and Merger Sub......  A-34
Section 6.3   Conditions to the Obligations of the Company................  A-35

ARTICLE 7     TERMINATION AND AMENDMENT...................................  A-35
Section 7.1   Termination.................................................  A-35
Section 7.2   Effect of Termination.......................................  A-36

ARTICLE 8     GENERAL PROVISIONS..........................................  A-37
Section 8.1   Notices.....................................................  A-37
Section 8.2   Definitions.................................................  A-37
Section 8.3   Counterparts................................................  A-40
Section 8.4   Agreement; No Third-Party Beneficiaries.....................  A-40
Section 8.5   Assignment..................................................  A-40
Section 8.6   Governing Law...............................................  A-40
Section 8.7   Enforcement.................................................  A-40

                                                                            PAGE
                                                                            ----
Section 8.8   Severability................................................  A-40
Section 8.9   Interpretation..............................................  A-40
Section 8.10  Finders or Brokers..........................................  A-41
Section 8.11  Survival of Representations and Warranties..................  A-41
Section 8.12  Survival of Covenants and Agreements........................  A-41
Section 8.13  Attorneys' Fees.............................................  A-41
Section 8.14  Amendment...................................................  A-41
Section 8.15  Extension; Waiver...........................................  A-41
Section 8.16  Procedure for Termination, Amendment, Extension or Waiver...  A-41

     This AGREEMENT AND PLAN OF MERGER, dated as of February 28, 2000, is entered into by and among Clear Channel Communications, Inc., a Texas corporation ("Parent"), CCU II Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and SFX Entertainment, Inc., a Delaware corporation (the "Company").

                                  WITNESSETH:

     WHEREAS, the respective Boards of Directors of Parent and Merger Sub and the Company have approved the combination of the Company and Parent upon the terms and subject to the conditions set forth in this Agreement and Plan of Merger, including, without limitation, the exhibits attached hereto (collectively, this "Agreement");

     WHEREAS, the respective Boards of Directors of Parent and Merger Sub and the Company have determined that it is advisable and in the best interests of their respective shareholders for the Merger Sub to merge with and into Company as set forth below (the "Merger") upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Class A common stock, par value $.01 per share, of the Company ("Company Class A Common Stock"), and each issued and outstanding share of Class B common stock, par value $.01 per share, of the Company ("Company Class B Common Stock" and, together with the Company Class A Common Stock, the "Company Common Stock") other than shares owned directly or indirectly by Parent, Merger Sub or the Company, will be converted into shares of common stock, par value $0.10 per share, of Parent ("Parent Common Stock") in accordance with the provisions of
Article 2 of this Agreement;

     WHEREAS, as a condition and inducement to Parent's willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (a) Parent and certain stockholders of the Company are entering into voting agreements dated as of the date of this Agreement (collectively, the "Company Stockholders Voting Agreement") pursuant to which such stockholders have agreed to vote their shares of Company Common Stock in favor of the proposal to approve and adopt the Merger, the approval of the Charter Amendment (as defined herein) and this Agreement, (b) Parent and certain stockholders of the Company are entering into stockholders agreements, dated as of the date of this Agreement (collectively, the "Stockholder Agreement"), relating to, among other things, the recapture by Parent of a specified profit amount that would be realized by such stockholders in connection with certain specified transactions, and (c) Parent and Robert F.X. Sillerman, Executive Chairman and a member of the Board of Directors of the Company are entering into a Nondisclosure and Noncompetition Agreement, dated as of the date of this Agreement ("Noncompetition Agreement") and a Registration Rights Agreement, dated as of the date of this Agreement ("Registration Rights Agreement");

     WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Delaware General Corporation Law, as amended (the "DGCL"), the Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.3) of the Merger.

Following the Merger, the separate corporate existence of the Merger Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company and Merger Sub in accordance with the DGCL.

     SECTION 1.2 Closing. The closing of the Merger shall take place at 10:00 a.m. on a date to be specified by the parties which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 6 (the "Closing Date") at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P., 300 Convent Street, Suite 1500, San Antonio, Texas 78205, unless another date, time or place is agreed in writing by the parties hereto.

     SECTION 1.3 Effective Time. On the Closing Date, the parties shall execute and file in the office of the Secretary of State of Delaware a certificate of merger (a "Certificate of Merger") executed in accordance with the DGCL and shall make all other filings or recordings, and take such other and further action as may be required under the DGCL in connection with the Merger. The Merger shall become effective at the time of filing of the Certificate of Merger, or at such later time as is agreed upon by the parties hereto and set forth therein (such time as the Merger becomes effective is referred to herein as the "Effective Time").

     SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL.

     SECTION 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

     (a) The Amended and Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, and thereafter may be amended as provided therein and as permitted by law and this Agreement.

     (b) The By-Laws of the Merger Sub as in effect immediately prior to the Effective Time shall become the By-Laws of the Surviving Corporation after the Effective Time, and thereafter may be amended as provided therein and as permitted by law and this Agreement.

     SECTION 1.6 Directors. The directors of the Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE 2

          EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
                     CORPORATIONS; EXCHANGE OF CERTIFICATES

     SECTION 2.1 Capital Stock of Merger Sub. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become 80,000 fully paid and non-assessable shares of the Class A common stock, par value $.01 per share, of the Surviving Corporation, and 3,000 fully paid and non-assessable shares of the Class B common stock, par value $.01 per share, of the Surviving Corporation, and such shares shall, following the Merger, represent all of the issued and outstanding capital stock of the Surviving Corporation.

     SECTION 2.2 Cancellation of Treasury Stock and Parent Owned Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, each share of Company Common Stock issued and held, immediately prior to the Effective Time, in the Company's treasury or by any of the

Company's direct or indirect wholly owned subsidiaries, and each share of Company Common Stock that is owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

     SECTION 2.3 Conversion of Company Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, subject to this Section 2.3 and Section 2.4(f), each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.2) shall be converted into 0.60 (the "Class A Conversion Number") of duly authorized, validly issued and nonassessable shares of Parent Common Stock; and each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.2) shall be converted into 1.0 (the "Class B Conversion Number") of duly authorized, validly issued and nonassessable shares of Parent Common Stock; provided, however, that, in any event, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares, by reason of any declared or completed stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Class A Conversion Number and the Class B Conversion Number shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The shares of Parent Common Stock to be issued to holders of Company Common Stock in accordance with this Section 2.3 and the amount in cash to be paid in lieu of fractional shares in accordance with Section 2.4(f)(ii) are collectively referred to as the "Merger Consideration". As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. The Company represents and warrants that the holders of the Company Class A Common Stock will not be entitled to appraisal rights in the Merger.

     SECTION 2.4  Exchange of Certificates.

     (a) Exchange Agent. Promptly after the Effective Time, Parent shall deliver to a bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, through the Exchange Agent, certificates evidencing such number of shares of Parent Common Stock issuable to holders of Company Common Stock in the Merger pursuant to Section 2.3 and cash in an amount required to be paid pursuant to Section 2.4(d) and 2.4(f) (such certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto and cash, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver, out of the Exchange Fund, to holders of Company Common Stock, Parent Common Stock contemplated to be issued pursuant to Section 2.3 (and any dividends or other distributions to which such holders are entitled pursuant to Section 2.4(d)) and the cash in lieu of fractional shares of Parent Common Stock to which such holders are entitled to pursuant to Section 2.4(f) hereof, out of the Exchange Fund. Except as contemplated by Section 2.4(g) hereof, the Exchange Fund shall not be used for any other purpose.

     (b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than shares cancelled in accordance with Section 2.2 (the "Cancelled Shares"))
(i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Parent Common Stock, or cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) hereof.

     (c) Exchange of Certificates. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with a letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder's shares of Company Common Stock shall have been converted into pursuant to this Article 2 (and any cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(d)), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and any dividends or other distributions to which such holder is entitled pursuant to
Section 2.4(d) may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the number of whole shares of Parent Common Stock into which the shares of Company Common Stock formerly represented thereby have been converted, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(d).

     (d) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to
Section 2.4(f), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable laws, following surrender of any such Certificate, there shall be paid promptly to the holder of such Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) the amount of dividends and other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock, (ii) at the appropriate payment date, the amount of dividends and other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock and (iii) the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f).

     (e) No Further Rights in Company Common Stock. All shares of Parent Common Stock into which the shares of Company Common Stock shall be converted in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(d) or 2.4(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

     (f) No Fractional Shares.

          (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

          (ii) In lieu of the issuance of fractional shares, each holder of Company Common Stock shall be entitled to receive an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Transaction Tape (as reported in The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day prior to the Closing Date.

     (g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any shares of Parent Common Stock) which remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent for, and Parent shall deliver, the applicable Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.4(f) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to
Section 2.4(d). Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

     (h) No Liability. None of the Exchange Agent, Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

     (i) Withholding Rights. Each of the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so properly withheld by the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.

     (j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 2.4(f) and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.4(d).

     (k) Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Merger Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Merger Sub and the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in such names and on such behalves or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

     SECTION 2.5 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the

Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent (or Parent for any reason) shall promptly be exchanged for certificates representing shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.4(f) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.4(d).

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the "Company Disclosure Letter"):

     SECTION 3.1 Organization, Qualification, Etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. The copies of the Company's Amended and Restated Certificate of Incorporation and By-laws which have been made available to Parent are complete and correct and in full force and effect on the date of this Agreement. Each of the Company's Significant Subsidiaries (as defined in Regulation S-X promulgated under the Securities Act of 1933, as amended (the "Securities Act")) (a) is a corporation, general partnership, limited partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, (b) has the corporate, general partnership, limited partnership or limited liability company power and authority to own its properties and to carry on its business as it is now being conducted, and (c) is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except in the case of clauses (a) and (c) for jurisdictions in which such failure to be so qualified or to be in good standing would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company and except in the case of clause (b) for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. All the outstanding shares of capital stock of, or other ownership interests in, the Company's Subsidiaries are (y) validly issued, fully paid and nonassessable and (z) owned by the Company, directly or indirectly, free and clear of all Liens, except in the case of clause (y) for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company and except in the case of clause (z) for restrictions and Liens contained in credit agreements and similar instruments to which the Company is a Party and except for such exceptions as are disclosed in the Company SEC Reports and those that would be immaterial to the Company and its Subsidiaries, taken as a whole. Except as set forth in the Company SEC Reports, there are no outstanding subscriptions, options, warrants, rights of first refusal, preemptive rights, calls or rights or other arrangements or commitments of any character obligating any Subsidiary of the Company to issue any capital stock or other securities of, or other ownership interests in, any Subsidiary of the Company, except those that would be immaterial to the Company and its Subsidiaries, taken as a whole.

     SECTION 3.2 Capital Stock. The authorized capital stock of the Company consists of 100,000,000 shares of Company Class A Common Stock, 10,000,000 shares of Company Class B Common Stock and 25,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"). As of February 24, 2000, 64,116,270 shares of Company Class A Common Stock and 2,545,557 shares of Company Class B Common Stock were issued and outstanding, 112,529 shares of Company Class A Common Stock were held in treasury and no shares of Preferred Stock were issued and outstanding. All the outstanding shares of the Company Common Stock have been validly issued and are fully paid and

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non-assessable. As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, rights or other arrangements or commitments, rights of first refusal, preemptive rights, calls or rights obligating the Company to issue any capital stock or other securities of, or other ownership interests in, the Company, other than options, warrants and other rights to receive or acquire an aggregate of 9,867,512 shares of the Company Class A Common Stock pursuant to the Company's stock option plans, as amended (the "Company Stock Option Plans") and the options and warrants described in Section
3.2 of the Company Disclosure Letter.

     Except for the issuance of shares of the Company Common Stock pursuant to
(i) the Company Stock Option Plans, (ii) in connection with acquisitions permitted under Section 5.1 of this Agreement and (iii) the options and warrants referred to in Section 3.2 of the Company's Disclosure Letter, since February 24, 2000, no shares of the Company Common Stock have been issued.

     SECTION 3.3  Corporate Authority Relative to this Agreement; No
Violation. The Company has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for the approval and adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement, the approval of the Merger and the approval of the amendment to the Company's Amended and Restated Certificate of Incorporation to repeal Section 5.7 thereof (the "Charter Amendment"), by the holders of a majority of the outstanding shares of Company Common Stock (with the holders of Company Class A Common Stock and the holders of Company Class B Common Stock voting together as a single class) and the affirmative vote of the holders of a majority of the outstanding shares of each of the Company Class A Common Stock and Company Class B Common Stock voting as separate classes, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. As of the date of this Agreement, the Board of Directors of the Company has determined that the transactions contemplated by this Agreement are advisable and in the best interest of its stockholders and, subject to the provisions contained in Section 5.10, to recommend to such stockholders that they vote in favor thereof. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement has been duly and validly executed and delivered by the other parties hereto, and subject to the Company Stockholder Approval (as defined in Section 5.3 hereof), this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Other than in connection with or in compliance with the provisions of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules of the NYSE, the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any non-United States competition, antitrust and investment laws and the securities or blue sky laws of the various states, and, other than the filing of the Certificate of Merger with the Delaware Secretary of State and any necessary state filings to maintain the good standing or qualification of the Surviving Corporation and its Subsidiaries (collectively, the "Company Required Approvals"), no authorization, consent or approval of, or filing with, any governmental body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings, the failure to obtain or make which would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; provided that the Company makes no representation with respect to such of the foregoing as are required by reason of the regulatory status of Parent or any of its Subsidiaries or facts specifically pertaining to any of them. Except for the Company Required Approvals, the Company is not subject to or obligated under any charter, bylaw, material contract or any governmental license, franchise or permit, or subject to any order or decree, which would be breached or violated by its executing or, subject to the approval of its stockholders, carrying out this Agreement, except for any breaches or violations which would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

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     SECTION 3.4  Reports and Financial Statements. The following reports, proxy statements and prospectuses filed by the Company with the SEC are publicly available:

          (a) the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for the year ended December 31, 1998;

          (b) the Company's Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

          (c) each definitive proxy statement filed by the Company with the SEC since April 27, 1998;

          (d) each final prospectus filed by the Company with the SEC since April 27, 1998, except any final prospectus on Form S-8; and

          (e) all Current Reports on Form 8-K filed by the Company with the SEC since December 31, 1998.

     As of their respective dates, such reports, proxy statements, and prospectuses filed on or prior to the date of this Agreement (collectively, the "Company SEC Reports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that the foregoing clause (ii) shall not apply to the financial statements included in the Company SEC Reports (which are covered by the following sentence). The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Reports (including any related notes and schedules) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their results of operations and cash flows for the periods then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and except that the unaudited financial statements therein do not contain all of the footnote disclosures required by GAAP). Since April 27, 1998, the Company has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

     SECTION 3.5 No Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, of a type required by GAAP to be reflected on a consolidated balance sheet except (a) liabilities or obligations reflected in any of the Company SEC Reports, (b) liabilities or obligations incurred since September 30, 1999 in the ordinary course of the Company's business and (c) liabilities or obligations which would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.6 No Violation of Law. The businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority (provided that no representation or warranty is made in this Section 3.6 with respect to Environmental Laws (as defined in Section 3.7 below) which are dealt with exclusively in Section 3.7) except (a) as described in any of the Company SEC Reports and (b) for violations or possible violations which would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries have all permits, licenses and governmental authorizations material to ownership or occupancy of their respective properties and assets and the carrying on of their respective businesses, except for such permits, licenses and governmental authorizations the failure of which to have would not reasonably be expected to have in the aggregate a Material Adverse Effect on the Company.

     SECTION 3.7 Environmental Laws and Regulations. Except as described in any of the Company SEC Reports, (a) to the Knowledge of the Company, the Company and each of its Subsidiaries is in
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material compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for noncompliance which would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company, which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of material permits and other governmental authorizations required under applicable Environmental Laws, and material compliance with the terms and conditions thereof, (b) neither the Company nor any of its Subsidiaries has received written notice of, or, to the Knowledge of the Company, is the subject of, any actions, causes of action, claims, investigations, demands or notices by any Person alleging liability under, or non-compliance with, any Environmental Law or that the Company or any Subsidiary is a potentially responsible party at any Superfund site or state equivalent site ("Environmental Claims") which would in the aggregate reasonably be expected to have a Material Adverse Effect on the Company, (c) to the Knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future, (d) to the Knowledge of the Company, the Company and its Subsidiaries have not disposed of or released hazardous materials (at a concentration or level which requires remedial action under any Environmental
Law) at any real property currently owned or leased by the Company or any Subsidiary or at any other real property, except for such disposals or releases as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company, and (e) neither the Company nor its Subsidiaries have agreed to indemnify any predecessor or other party with respect to any environmental liability, other than customary indemnity provisions contained in agreements entered into in the ordinary course of business and provisions which would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.8 No Undisclosed Employee Benefit Plan Liabilities or Severance Arrangements.

     (a) All benefit and compensation plans, contracts, policies, agreements or other arrangements providing for compensation, severance, termination pay, performance awards, stock or stock related awards, fringe benefits, change in control, employment agreement, deferred compensation or other employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral, or arrangements covering current employees or former employees of the Company and its Subsidiaries (all such current and former employees of the Company and its Subsidiaries being herein referred to as the "Employees") and current or former directors of the Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (the "Benefit Plans") are listed on
Section 3.8(a) of the Company Disclosure Letter, except for those plans, contracts, policies or other arrangements that are not material to the Company and its Subsidiaries, taken as a whole. There are no "change in control" or similar provisions covering current employees of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, covering any former employees of the Company or any of its Subsidiaries, other than those set forth in the Benefit Plans identified on Section 3.8(a) of the Company Disclosure Letter and except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     (b) All employee benefit plans within the meaning of Section 3(3) of ERISA, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA, covering Employees (the "Plans"), to the extent subject to ERISA or the Code, are in substantial compliance with ERISA, the Code, and all other applicable law, except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. Each Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, or operates as a standardized prototype plan, or is operating within the remedial amendment period and may still obtain a favorable determination letter from the Internal Revenue Service and, to the Company's Knowledge, there exists no circumstances likely to result in revocation of any such favorable determination letter, except, in each case, for such exceptions as would not in the aggregate

                                       A-9
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reasonably be expected to have a Material Adverse Effect on the Company. There is no material pending or, to the Knowledge of the Company, threatened litigation relating to the Plans except for such litigation as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. Except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

     (c) No current or former Pension Plan of the Company or any of its Subsidiaries, or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"), is or has been subject to Title IV of ERISA or Section 412 of the Code within the past six years, except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     (d) All contributions required to be made under the terms of any Benefit Plan have been timely made or have been reflected on the audited financial statements of the Company, except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     (e) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan, except for those under collective bargaining agreements existing on the date of this Agreement and such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     (f) Except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company, the consummation of the transactions contemplated by this Agreement will not, solely as a result of such consummation, (i) entitle any Employees to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans (other than the Company Stock Option Plans and the options and warrants described in Section 3.2 of the Company Disclosure Letter) or (iii) result in any breach or violation of, or a default under, any of the Benefit Plans.

     (g) Any amount that could be received (whether in cash, property, or vesting of property) as a result of the transactions contemplated by this Agreement by any officer, director, employee or independent contractor of the Company or any of its Subsidiaries, who is a "disqualified individual" (as defined in proposed Treasury Regulation Section 1.280G-1), under any employment arrangement or Benefit Plan would not be characterized as an "excess parachute payment" (as defined in Section 280G of the Code) except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     (h) All Benefit Plans covering current or former non-U.S. Employees comply in all material respects with applicable law, except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. No unfunded liabilities exist with respect to any Benefit Plan that covers such non-U.S. Employees, except for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.9 Absence of Certain Changes or Events. Other than as disclosed in the Company SEC Reports or previously disclosed in writing to Parent, since September 30, 1999 and to the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course and there has not been any event, occurrence, development or state of circumstances or facts that has had a Material Adverse Effect on the Company. Since September 30, 1999 and to the date of this Agreement, no dividends or distributions have been declared or paid on or made with respect to the shares of capital stock or other equity interests of the Company or its Subsidiaries nor have any such shares been repurchased or redeemed, other than dividends or distributions paid to the
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

Company or a wholly-owned Subsidiary and other than dividends, distributions, repurchases and redemptions with respect to equity interests in Subsidiaries not exceeding $2.0 million in the aggregate.

     SECTION 3.10 Investigations; Litigation. Except as described in any of the Company SEC Reports or previously disclosed in writing to Parent:

          (a) to the Knowledge of the Company, no investigation or review by any governmental body or authority with respect to the Company or any of its Subsidiaries which would in the aggregate reasonably be expected to have a Material Adverse Effect on the Company is pending nor has any governmental body or authority notified the Company in writing of an intention to conduct the same; and

          (b) there are no actions, suits or proceedings pending (or, to the Company's Knowledge, threatened) against or affecting the Company or its Subsidiaries, or any of their respective properties or before any federal, state, local or foreign governmental body or authority, which, in the aggregate, are reasonably likely to have a Material Adverse Effect on the Company.

     SECTION 3.11  Proxy Statement; Registration Statement; Other
Information. The information, taken as a whole, with respect to the Company or its Subsidiaries to be included in the Proxy Statement (as defined in Section 5.2) or the Registration Statement (as defined in Section 5.2) will not, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Special Meeting (as defined in Section 5.3), or, in the case of the Registration Statement, at the time it becomes effective or at the effective time of any post-effective amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied in writing by Parent, Merger Sub or any affiliate of Parent specifically for inclusion in the Proxy Statement. The Proxy Statement (as it relates to the Company) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

     SECTION 3.12 Lack of Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries owns any shares of Parent Common Stock or other securities convertible into shares of Parent Common Stock (exclusive of any shares owned by the Company's Benefit Plans).

     SECTION 3.13  Tax Matters.

     (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries or was a member (a "Company Group") have been timely filed or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. All Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group nor has the Company or any Subsidiary filed any waiver of the statute of limitations applicable to the assessment or collection of any Tax, in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. All assessments for Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group with respect to completed and settled examinations or concluded litigation have been paid. Neither the Company nor any Subsidiary is a party to any tax indemnity agreement, tax sharing agreement or other agreement under which the Company or any Subsidiary could become liable to another Person as a result of the imposition of a Tax upon any Person, or the assessment
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or collection of a Tax, except for such agreements as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

     (b) Neither the Company nor any of its Subsidiaries has Knowledge of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 3.14 Opinion of Financial Advisors. On the date of this Agreement, the Board of Directors of the Company has received an oral opinion from Bear, Stearns & Co. and the Special Committee of the Board of Directors of the Company has received an oral opinion from Lehman Brothers (together with Bear, Stearns & Co., the "Financial Advisors") to the effect that, as of the date of this Agreement, the Class A Conversion Number is fair to the holders of Company Class A Common Stock from a financial point of view. Copies of the written opinions of the Financial Advisors, substantially in the forms previously submitted to Parent, will be delivered to Parent as soon as practicable after the date of this Agreement.

     SECTION 3.15 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock (with the holders of Company Class A Common Stock and the holders of Company Class B Common Stock voting together as a single class) and the affirmative vote of the holders of a majority of the outstanding shares of each of the Company Class A Common Stock and Company Class B Common Stock voting as separate classes is required to adopt this Agreement, the Merger and the Charter Amendment. No other vote of the stockholders of the Company is required by law or the charter or Bylaws of the Company in order for the Company to consummate the Merger and the transactions contemplated hereby.

     SECTION 3.16 Insurance. Except to the extent that the lack of a policy would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have insurance policies, including, without limitation, policies of fire and other casualty and liability insurance, that the Company believes are sufficient for the respective businesses and operations of the Company and its Subsidiaries.

     SECTION 3.17 Real Property; Title. The Company and its Subsidiaries have good and marketable title subject to Permitted Liens to all real properties owned by them, except where the failure to have such title would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.18 Collective Bargaining Agreements and Labor. The Company has previously made available to Parent all labor or collective bargaining agreements in effect as of the date of this Agreement which pertain to a material number of the employees of the Company and its Subsidiaries. As of the date of this Agreement, there are no pending complaints, charges or claims against the Company or its Subsidiaries filed with any public or governmental authority, arbitrator or court based upon the employment or termination by the Company of any individual, except for such complaints, charges or claims which if adversely determined would not in the aggregate have a Material Adverse Effect on the Company.

     SECTION 3.19  Material Contracts.

     (a) Neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation or default under any material contract (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) to which the Company or any of its Subsidiaries is a party, except for such violations or defaults as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

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

     (b) Neither the Company nor any of its Subsidiaries is (i) in violation of or default under any contract or agreement that restricts its ability to compete or otherwise conduct its business as presently conducted, except for such violations or defaults as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company or (ii) a party to, or bound by, any contract or agreement that restricts or would restrict the ability of the Company, Parent or any of their respective Subsidiaries from competing or otherwise conducting their respective businesses as such businesses are conducted on the date of this Agreement, except for such restrictions that would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent or the Company.

     SECTION 3.20 Takeover Statute. The Board of Directors of the Company, having considered the Company Stockholders Voting Agreement, the Stockholder Agreement, the Noncompetition Agreement and the Registration Rights Agreement, has approved this Agreement and the transactions contemplated hereby and thereby and, assuming the accuracy of Parent's representation and warranty contained in
Section 4.12, such approval constitutes approval of the Merger and the other transactions contemplated hereby by the Board of Directors of the Company under the provisions of Section 203 of the DGCL, such that the restrictions of Section 203 of the DGCL do not apply to this Agreement and the transactions contemplated hereby, including the Merger. Except as provided in Section 4.20 below, to the Knowledge of the Company, no other state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

     SECTION 3.21 Transactions With Affiliates. Other than the transactions contemplated by this Agreement or except to the extent disclosed in the Company SEC Reports, there have been no transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and the Company's Affiliates (other than Subsidiaries of the Company) or any other Person, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

     SECTION 3.22 Intellectual Property. Except to the extent disclosed in the Company SEC Reports and except to the extent that the inaccuracy of any of the following (or the circumstances giving rise to such inaccuracy), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company: (a) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property (as defined below) necessary for the conduct of its business as currently conducted; (b) to the Company's Knowledge, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance in all material respects with any applicable license pursuant to which the Company or any Subsidiary acquired the right to use any Intellectual Property; (c) as of the date of this Agreement, to the Knowledge of the Company, no Person is challenging, infringing on or otherwise violating any material right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries; and (d) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by the Company and its Subsidiaries and, to the Knowledge of the Company, no Intellectual Property owned and/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, "Intellectual Property" shall mean trademarks, service marks, brand names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions

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thereof; any similar intellectual property or proprietary rights; and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

                                   ARTICLE 4

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that except as set forth in the disclosure letter delivered to the Company on the date of this Agreement ("Parent Disclosure Letter"):

     SECTION 4.1 Organization, Qualification, Etc. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub. The copies of Parent's Articles of Incorporation, as amended, and Amended and Restated By-laws and Merger Sub's charter and by-laws which have been made available to the Company are complete and correct and in full force and effect on the date of this Agreement. Each of Parent's Significant Subsidiaries (a) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, (b) has the corporate, partnership or limited liability company power and authority to own its properties and to carry on its business as it is now being conducted, and (c) is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except in case of clauses (a) and (c) for jurisdictions in which such failure to be so qualified or to be in good standing would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub and except in the case of clause (b) for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub. All the outstanding shares of capital stock of, or other ownership interests in, Parent's Subsidiaries and Merger Sub are (y) validly issued, fully paid and non-assessable and (z) owned by Parent, directly or indirectly, free and clear of all Liens, except in the case of clause (y) for such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent and except in the case of clause (z) for restrictions contained in credit agreements and similar instruments to which Parent is a party and for such exceptions as would be immaterial to Parent. Except as disclosed in Parent SEC Reports, there are no outstanding subscriptions, warrants, options (except for those set forth in Section 4.2 below), rights of first refusal, preemptive rights, calls or rights or other arrangements or commitments obligating any Subsidiary of the Parent or Merger Sub to issue any capital stock or other securities of, or other ownership interests in, any Subsidiary of Parent or Merger Sub, except as would be immaterial to Parent.

     SECTION 4.2 Capital Stock. The authorized capital stock of Parent consists of 900,000,000 shares of Parent Common Stock, and 2,000,000 shares of Class A Preferred Stock, par value $1.00 per share and 8,000,000 shares of Class B Preferred Stock, par value $1.00 per share (collectively, the "Parent Preferred Stock"). The shares of Parent Common Stock to be issued in the Merger or upon the exercise of the Company stock options, warrants, conversion rights or other rights or upon vesting or payment of other Company equity-based awards thereafter will, when issued, be validly issued fully paid and non-assessable. As of February 24, 2000, 338,807,036 shares of Parent Common Stock and no shares of Parent Preferred Stock were issued and outstanding and 12,829 shares of Parent Common Stock held in treasury. All the outstanding shares of Parent Common Stock have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, rights or other arrangements or commitments, rights of first refusal, pre-emptive rights, calls or rights obligating Parent to issue capital stock or other securities of, or other ownership interests in the Parent

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other than options and other rights to receive or acquire an aggregate of up to
42,575,482 shares of Parent Common Stock pursuant to:

          (a) the 1984 Incentive Stock Option Plan of Parent;

          (b) the 1994 Non-Qualified Stock Option Plan;

          (c) Parent Director's Non-Qualified Stock Option Plan;

          (d) the 1998 Stock Incentive Plan;

          (e) the 2000 Employee Stock Purchase Plan;

          (f) various other option agreements with officers or employees of Parent or Parent's Subsidiaries, option assumption agreements, and incentive compensation grants;

          (g) Parent's 2 5/8% Senior Convertible Notes due 2003, convertible into Parent Common Stock;

          (h) Parent's 1 1/2% Senior Convertible Notes due 2002, convertible into Parent Common Stock;

          (i) the warrants of Jacor Communications, Inc. ("Jacor") assumed by Parent;

          (j) Jacor liquid yield option notes due 2011; and

          (k) Jacor liquid yield option notes due 2018.

     SECTION 4.3  Corporate Authority Relative to this Agreement; No Violation.

     (a) Parent has the corporate power and authority to enter into this Agreement, the Registration Rights Agreement, the Company Stockholders Voting Agreement and the Stockholder Agreement (collectively, the "Ancillary Agreements"), the Stockholder Agreement and the Company Stockholders Voting Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Parent and no other corporate or stockholder proceedings on the part of Parent are necessary to authorize this Agreement, the Ancillary Agreements, the issuance of Parent Common Stock in connection with the Merger and the other transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by Parent and, assuming this Agreement and the Ancillary Agreements have been duly and validly executed and delivered by the other parties hereto and thereto, this Agreement and the Ancillary Agreements constitute valid and binding agreements of Parent, enforceable against it in accordance with their respective terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Other than in connection with or in compliance with the provisions of the DGCL, the Securities Act, the Exchange Act, the HSR Act, any non-United States competition, antitrust and investments laws and the securities or blue sky laws of the various states and the rules of the NYSE, and, other than the filing of the Certificate of Merger with the Delaware Secretary of State, and any necessary state filings to maintain the good standing or qualification of the Surviving Corporation (collectively, the "Parent Required Approvals"), no authorization, consent or approval of, or filing with, any governmental body or authority is necessary for the consummation by Parent of the transactions contemplated by this Agreement or the Ancillary Agreements, except for such authorizations, consents, approvals or filings, the failure to obtain or make which would not, in the aggregate, have a Material Adverse Effect on Parent; provided that Parent makes no representation with respect to such of the foregoing as are required by reason of the regulatory status of the Company or any of its Subsidiaries or facts specifically pertaining to any of them. Except for Parent Required Approvals, neither Parent nor Merger Sub is subject to or obligated under any charter, bylaw or contract provision or any governmental license, franchise or permit, or subject to any order or decree, which would be breached or violated by its executing or carrying out this Agreement or the Ancillary Agreements, except for any breaches or violations which would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.
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     (b) Merger Sub has the corporate power and authority to enter into this
Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby have been duly and validly authorized by the Board of Directors of Merger Sub, and no other corporate or stockholder proceedings on the part of Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby. The Board of Directors of Merger Sub has determined that the transactions contemplated by this Agreement are advisable and in the best interest of its stockholder and recommends to such stockholder that it vote in favor thereof. This Agreement has been duly and validly executed and delivered by Merger Sub and, assuming this Agreement has been duly and validly executed and delivered by the Company, this Agreement constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar loss affecting creditors' rights generally, or by principles governing the available of equitable remedies). This Agreement has been approved by Parent as the sole stockholder of Merger Sub.

     (c) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

     (d) All of the outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

     SECTION 4.4 Reports and Financial Statements. The following reports, proxy statements and prospectuses filed by Parent with the SEC are publicly available:

     (a) Parent's Annual Reports on Form 10-K filed with the SEC for each of the years ended December 31, 1996, 1997 and 1998;

     (b) Parent's Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     (c) each definitive proxy statement filed by Parent with the SEC since January 1, 1996;

     (d) each final prospectus filed by Parent with the SEC since January 1, 1996, except any final prospectus on Form S-8; and

     (e) all Current Reports on Form 8-K filed by Parent with the SEC since December 31, 1998.

     As of their respective dates, such reports, proxy statements and prospectuses filed on or prior to the date of this Agreement (collectively, "Parent SEC Reports") (i) complied as to form in all material respect with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that the foregoing clause (ii) shall not apply to the financial statements included in Parent SEC Reports (which are covered by the following sentence). The audited consolidated financial statements and unaudited consolidated interim financial statements included in Parent SEC Reports (including any related notes and schedules) fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the results of their operations and their cash flows for the periods then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and except that the unaudited financial statements therein do not contain all of the footnote disclosures required by
GAAP). Since January 1, 1996, Parent has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

     SECTION 4.5 No Undisclosed Liabilities. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, of a type required by GAAP to be reflected on a consolidated balance sheet except (a) liabilities or obligations reflected in any of Parent SEC Reports, (b) liabilities or obligations incurred
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since September 30, 1999 in the ordinary course of Parent's business and (c)
liabilities or obligations which would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.6 No Violation of Law. The businesses of Parent and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority, including the Federal Communications Commission (provided that no representation or warranty is made in this Section 4.6 with respect to Environmental Laws) except (a) as described in any of Parent SEC Reports and (b) for violations or possible violations which would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.7 Environmental Laws and Regulations. Except as described in any of Parent SEC Reports, (a) to the Knowledge of Parent, Parent and each of its Subsidiaries is in material compliance with all applicable Environmental Laws, except for non-compliance which would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent, which compliance includes, but is not limited to, the possession by Parent and its Subsidiaries of material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (b) neither Parent nor any of its Subsidiaries has received written notice of, or, to the Knowledge of Parent, is the subject of, any Environmental Claims which would in the aggregate reasonably be expected to have a Material Adverse Effect on Parent; and (c) to the Knowledge of Parent, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

     SECTION 4.8 No Undisclosed Employee Benefit Plan Liabilities or Severance Arrangements. Except as described in any of Parent SEC Reports, all "employee benefit plans" as defined in Section 3(3) of ERISA, maintained or contributed to by Parent or its Subsidiaries are in material compliance with their terms and all applicable provisions of ERISA, the Code and any other applicable legislation, and Parent and its Subsidiaries do not have any liabilities or obligations with respect to any such employee benefit plans, whether or not accrued, contingent or otherwise, except (a) as described in any of Parent SEC Reports and (b) for instances of noncompliance or liabilities or obligations that would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.9 Absence of Certain Changes or Events. Other than as disclosed in Parent SEC Reports, since September 30, 1999 and to the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course and there has not been any event, occurrence, development or state of circumstances or facts that has had a Material Adverse Effect on Parent.

     SECTION 4.10 Investigations; Litigation. Except as described in any of Parent SEC Reports or previously disclosed in writing to the Company:

          (a) to the Knowledge of Parent, no investigation or review by any governmental body or authority with respect to Parent or any of its Subsidiaries which would in the aggregate reasonably be expected to have a Material Adverse Effect on Parent is pending nor has any governmental body or authority notified Parent in writing of an intention to conduct the same; and

          (b) there are no actions, suits or proceedings pending (or, to Parent's Knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties, or before any federal, state, local or foreign governmental body or authority which in the aggregate is reasonably likely to have a Material Adverse Effect on Parent.

     SECTION 4.11  Proxy Statement; Registration Statement; Other
Information. The information, taken as a whole, with respect to Parent or its Subsidiaries to be included in the Proxy Statement (as defined in Section 5.2) or the Registration Statement (as defined in Section 5.2) will not, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Special Meeting, or, in the case of the Registration Statement, at the time it becomes effective or at the effective time of

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any post-effective amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Sub with respect to information supplied in writing by the Company or any affiliate of the Company specifically for inclusion in the Proxy Statement or the Registration Statement. Each of the Proxy Statement and Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

     SECTION 4.12 Ownership of Company Common Stock. Parent and its Subsidiaries and other Affiliates beneficially own, in the aggregate, less than 10% of the outstanding shares of Class A Common Stock or other securities convertible into shares of Class A Common Stock.

     SECTION 4.13  Tax Matters.

     (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of Parent, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which Parent or any of its Subsidiaries is or was a member (a "Parent Group") have been timely filed or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Material Adverse Effect on Parent. All Taxes due and owing by Parent, any Subsidiary of Parent or any Parent Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Material Adverse Effect on Parent. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent, any Subsidiary of Parent or any Parent Group nor has Parent, any Subsidiary of Parent or any Parent Group filed any waiver of the statute of limitations applicable to the assessment or collection of any Tax, in each case, which could individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Parent. All assessments for Taxes due and owing by Parent, any Subsidiary of Parent or any Parent Group with respect to completed and settled examinations or concluded litigation have been paid. Parent and each of its Subsidiaries has complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     (b) Neither Parent nor any of its Subsidiaries has Knowledge of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 4.14 Required Vote of Stockholders. Other than the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub to adopt this Agreement and approve the Merger, no other vote of the stockholders of Parent or Merger Sub is required by law, the charter or Bylaws of Parent or Merger Sub in order for Parent and Merger Sub to consummate the Merger and the transactions contemplated hereby.

     SECTION 4.15 Opinion of Financial Advisor. The Board of Directors of Parent has received the opinion of Salomon Smith Barney Inc. ("Financial Advisor") dated the date of this Agreement to the effect that, as of such date, the Exchange Ratios (as defined therein) are fair from a financial point of view to Parent. A copy of the written opinion of the Financial Advisor will be delivered to the Company as soon as practicable after the date of this Agreement.

     SECTION 4.16 Insurance. Except to the extent that the lack of a policy would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and its Subsidiaries have insurance policies, including without limitation policies of fire and other casualty and liability insurance, that Parent believes are sufficient for the respective businesses and operations of Parent and its Subsidiaries.

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     SECTION 4.17  Real Property; Title. Parent and its Subsidiaries have good and marketable title subject to Permitted Liens to all real properties owned by it, except where the failure to have such title would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.18 Collective Bargaining Agreements and Labor. As of the date of this Agreement, there are no pending complaints, charges or claims against Parent or its Subsidiaries filed with any public or governmental authority, arbitrator or court based upon the employment or termination by Parent of any individual, except for such complaints, charges or claims which if adversely determined would not in the aggregate have a Material Adverse Effect on Parent.

     SECTION 4.19 Material Contracts. Neither Parent nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation or default under any material contract (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party, except for such violations or defaults as would not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 4.20 Takeover Statute. The Board of Directors of Parent has approved this Agreement, the Company Stockholders Voting Agreement, the Stockholders Agreement, the Noncompetition Agreement and Registration Rights Agreement and the transactions contemplated hereby and thereby and, assuming the accuracy of the Company's representation and warranty contained in Section 3.12, such approval constitutes approval of the Merger and the other transactions contemplated hereby and thereby by the Board of Directors of Parent under the provisions of Article 13.03 of the Texas Business Corporation Act (the "TBCA"), such that Article 13.03 of the TBCA does not apply to this Agreement and the transactions contemplated hereby and thereby. Except as provided in Section 3.20 above, to the Knowledge of Parent, no other state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

                                   ARTICLE 5

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 5.1 Conduct of Business by the Company or Parent. Except as contemplated by this Agreement or as set forth in the Company Disclosure Letter or Parent Disclosure Letter, or as necessary or appropriate to satisfy the obligations hereunder or to comply with applicable Law or stock exchange regulations, between the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to
Section 7.1, and except as may be agreed to by the other parties hereto or as may be permitted pursuant to this Agreement:

     (a) The Company:

          (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary and usual course of business;

          (ii) shall use its reasonable efforts, and cause each of its Subsidiaries to use its reasonable efforts, consistent with prudent business practice to (A) preserve intact its business organization and goodwill in all material respects, (B) keep available the services of its officers and key employees, subject to changes in the ordinary course, and
     (C) maintain satisfactory relationships with suppliers, distributors, customers and others having significant business relationships with them, in each case as a group;

          (iii) shall notify Parent of any emergency or other change in the normal course of its or its Subsidiaries' respective businesses or in the operation of its or its Subsidiaries' respective properties and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing would reasonably be expected to have a Material Adverse Effect on the Company;

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

          (iv) shall not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock;

          (v) shall not, and shall not permit any of its Subsidiaries to, enter into or amend any severance or similar agreements or arrangements which would be triggered by the transactions contemplated hereby, with any of their respective directors or employees, except to the extent required by Law or the terms of any agreement or Benefit Plan in existence on the date hereof or any collective bargaining agreement entered into in the ordinary course of business;

          (vi) shall not, and shall not permit any of its Subsidiaries to, without the consent of Parent, which consent shall not be unreasonably withheld, enter into any new written employment, consulting or salary continuation agreement with any employee or director which, in any case, has a term of more than one year or compensation at an annual rate in excess of $150,000, or grant any increases in the compensation or benefits to any management employee, officer or director, other than as required by any agreement or Benefit Plan in existence on the date of this Agreement and other than (A) salary increases not in excess of 10% per year of such Person's compensation which increases are awarded in the ordinary course of business, and (B) wages and benefits to employees pursuant to collective bargaining agreements entered into in the ordinary course of business;

          (vii) shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into or consummate an agreement with respect to (x) any new Internet initiative, (y) any merger, consolidation or business combination, any acquisition of any assets or securities, or any disposition of assets or securities involving consideration (including stock, debt and all contingent payments) in excess of $50 million in the aggregate, provided that any merger, business combination or other acquisition undertaken by the Company is in a line of business the same as or related to the line of business of the Company and its Subsidiaries as of the date of this Agreement or (z) any release or relinquishment of any material contract rights;

          (viii) shall not propose or adopt any amendments to its corporate charter or By-laws (except as contemplated by this Agreement);

          (ix) shall not, and shall not permit any of its Subsidiaries to, (A) issue any shares of their capital stock (other than with respect to issuances by Subsidiaries, to the Company or a wholly-owned subsidiary of the Company), except (y) upon exercise of options under the Company Stock Option Plans existing on the date of this Agreement and the options and warrants listed in Section 3.2 of the Company Disclosure Letter and (z) shares of capital stock issued in connection with acquisitions permitted under this Section 5.1 or (B) effect any stock split not previously announced or (C) otherwise change the capitalization of the Company as it existed on the date of this Agreement, except as contemplated by or permitted under this Agreement;

          (x) without the consent of Parent, which consent shall not be unreasonably withheld, shall not, and shall not permit any of its Subsidiaries to, grant, confer or award any options, warrants, conversion rights or other rights to acquire any shares of its capital stock, other than as required in any employment or other agreement or pursuant to any Benefit Plan in existence on the date of this Agreement or as otherwise contemplated by or permitted under this Agreement;

          (xi) shall not, and shall not permit any of its Subsidiaries to, except in the ordinary course of business in connection with employee incentive and benefit plans, programs or arrangements in existence on the date of this Agreement, purchase, exchange, convert, or redeem any shares of the Company's capital stock other than shares of preferred stock of Subsidiaries;

          (xii) shall not, and shall not permit any of its Subsidiaries to, amend in any significant respect the terms of their respective Benefit Plans, including but not limited to employee benefit plans, programs or arrangements in existence on the date of this Agreement, or adopt any new employee benefit plans, programs or arrangements, except as required by law, by the terms of any Benefit Plan or agreement in existence on the date of this Agreement, by the terms of any collective bargaining agreement entered into in the ordinary course of business or to maintain tax qualified status or as
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

     requested by the Internal Revenue Service in order to receive a determination letter for such employee benefit plan;

          (xiii) shall not, and shall not permit any of its Subsidiaries to, enter into any credit facilities or other loan agreements as borrower or as lender, amend any existing credit facility or loan agreement to increase the borrowing availability thereunder or increase applicable prepayment penalties or incur indebtedness that is subject to any prepayment penalty or for which the Company or its Subsidiaries are obligated to pay any discount, origination or similar fees, or grant any Liens on any of its assets; provided, however, that nothing in this clause shall limit the ability of the Company or any of its Subsidiaries to incur indebtedness or grant Liens under their respective credit facilities or other loan agreements existing on the date of this Agreement;

          (xiv) except as contemplated by or permitted under this Agreement, shall not, and shall not permit any of its Subsidiaries to (a) enter into any material agreement with aggregate consideration in excess of $5.0 million per year or (b) make any cash touring advance or upfront guarantee in excess of $10 million individually or $30 million in the aggregate;

          (xv) shall not, and shall not permit any of its Subsidiaries to, enter into an agreement or arrangement with any Affiliate of the Company, any family member of any Affiliate of the Company or any stockholder who owns more than 10% of the outstanding capital stock of the Company;

          (xvi) shall not, and shall not permit any of its Subsidiaries to, make any material Tax election or settle or compromise any material Tax liability, other than in connection with currently pending proceedings or other than in the ordinary course of business consistent in all material respects with past practices;

          (xvii) shall not, and shall not permit any of its Subsidiaries to, enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law and except in the ordinary course of business consistent in all material respects with past practices;

          (xviii) except as may be required by applicable Law or the terms of any agreement in existence on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, or enter into any similar transaction, or enter into an agreement to effect any of the foregoing, in each case which would reasonably be expected to adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement or materially delay obtaining any consents or approvals of any Governmental Entity required under this Agreement or otherwise materially delay the Closing; and

          (xix) shall not agree, or permit any of its Subsidiaries to agree, in writing or otherwise, to take any of the foregoing actions described in clauses (iv) through (xviii) or take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied, except, in each case, as may be required by applicable Law.

     (b) Parent:

          (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary and usual course of business; provided, however, that nothing contained in this clause shall limit Parent's ability to authorize or propose, or enter into or amend, an agreement with respect to any acquisitions or credit facilities or to issue or refinance any debt or equity securities, provided that any such acquisition or issuance of securities would not reasonably be expected to adversely affect the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or materially delay obtaining any consents or approvals of any Government Entity required under this Agreement or otherwise materially delay the Closing;

          (ii) shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement;

          (iii) shall and shall cause Merger Sub to vote all shares of Company Common Stock, if any, beneficially owned by Parent, Merger Sub or their Affiliates in favor of adoption and approval of the Merger and this Agreement at the Company Special Meeting (as defined in Section 5.3);

          (iv) except as may be required by applicable Law or the terms of any agreement in existence on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, or enter into any similar transaction, or enter into an agreement to effect any of the foregoing, in each case which would reasonably be expected to adversely affect the ability of Parent to consummate the transactions contemplated by this Agreement or materially delay obtaining any consents or approvals of any Governmental Entity required under this Agreement or otherwise materially delay the Closing;

          (v) shall not, and shall not permit any of its Subsidiaries to, change any of the accounting principles or practices used by it or any of its Subsidiaries, except as required by the Securities Exchange Commission (the "SEC") or required by GAAP;

          (vi) shall not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock;

          (vii) shall not propose or adopt any amendments to its corporate charter or By-laws;

          (viii) shall not agree, or permit any of its Subsidiaries to agree, in writing or otherwise, to take any of the foregoing actions described in clauses (iv) through (vii) or take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied, except, in each case, as may be required by applicable Law; and

          (ix) shall use its reasonable efforts, and cause each of its Subsidiaries to use its reasonable efforts, consistent with prudent business practice to (A) preserve intact its business organization and goodwill in all material respects, (B) keep available the services of its officers and key employees, subject to changes in the ordinary course, and
     (C) maintain satisfactory relationships with suppliers, distributors, customers and others having significant business relationships with them, in each case as a group.

     SECTION 5.2  Proxy Material; Registration Statement.

     (a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's stockholders, the "Proxy Statement") and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Each of Parent and the Company will use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement to its stockholders. The Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of the Merger (subject to Section 5.10(d) hereof) and the Charter Amendment.

     Subject to Section 5.10(d) hereof, no amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party

(which approval shall not be unreasonably withheld or delayed). Parent and the Company each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

     (b) The information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (1) the time the Registration Statement is declared effective, (2) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (3) the time of the Company Special Meeting, and (4) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

     (c) The information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (1) the time the Registration Statement is declared effective, (2) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (3) the time of the Company Special Meeting, and
(4) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

     SECTION 5.3 Stockholders' Meeting. The Company shall, in accordance with applicable law and its Amended and Restated Certificate of Incorporation and By-laws duly call, give notice of, convene and hold a special meeting (which, as may be duly adjourned, the "Company Special Meeting") of its stockholders for the purpose of approving and adopting the agreement of merger (as such term is used in Section 251 of the DGCL) set forth in this Agreement, approving the Merger and approving the Charter Amendment, in each case by the holders of a majority of the outstanding shares of Company Common Stock (with the holders of Company Class A Common Stock and the holders of Company Class B Common Stock voting together as a single class) and the affirmative vote of the holders of a majority of the outstanding shares of each of the Company Class A Common Stock and Company Class B Common Stock voting as separate classes (the "Company Stockholder Approval"). The Company agrees to use its reasonable efforts to cause the Company Special Meeting to occur within seventy-five (75) days after the date on which the Registration Statement becomes effective, but not earlier than twenty (20) business days after the date the Proxy Statement is first mailed to stockholders. The Company shall include in the Proxy Statement the recommendation of its Board of Directors ("Company Board Recommendation") that its stockholders vote in favor of the Company Stockholder Approval, subject to the duties of the Board of Directors of the Company to make any further disclosure to the stockholders (which shall not, unless expressly stated, constitute a withdrawal or adverse modification of such recommendation) and subject to the right to withdraw, modify or change such recommendation in accordance with Section 5.10 of this Agreement. If the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or resolves to do any of the foregoing, the Company shall nevertheless remain obligated to call, give notice of, convene and hold the Company Special Meeting.

     SECTION 5.4  Approvals and Consents; Cooperation.

     (a) The Company and Parent shall together, or pursuant to an allocation of responsibility to be agreed upon between them:

          (i) as soon as is reasonably practicable take all such action as may be required under state blue sky or securities laws in connection with the transactions contemplated by this Agreement;

          (ii) promptly prepare and file with the NYSE listing applications covering the shares of Parent Common Stock issuable in the Merger or upon exercise of the Company stock options, warrants, conversion rights or other rights or vesting or payment of other Company equity based awards and use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject only to official notice of issuance;

          (iii) cooperate with one another in seeking any actions, consents, approvals or waivers or making any filings in connection with the transactions contemplated by this Agreement; and

          (iv) cooperate with one another in obtaining the opinions described in
     Section 6.1(g) of this Agreement.

     (b) Subject to the limitations contained in Section 5.2, the Company and Parent shall each furnish to one another and to one another's counsel all such information as may be required in order to effect the foregoing actions.

     SECTION 5.5 Access to Information; Confidentiality. As permitted by law, each of the Company and Parent shall, upon reasonable notice to an Executive Officer (as defined in Section 8.2 hereof) of the Company or Parent, as the case may be, afford to the other party, and to such party's authorized officers, employees, accountants, counsel, financial advisors and other representatives (collectively, "Representatives"), reasonable access during normal business hours, in a manner so as not to interfere with the normal operations of the Company or Parent and their respective Subsidiaries and subject to reasonable restrictions imposed by an Executive Officer of the Company or Parent, as the case may be, during the period prior to the Effective Time to all the properties, books, contracts, commitments and records of the Company or Parent and their respective Subsidiaries, and during such period, the Company or Parent shall furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it or its Subsidiaries during such period pursuant to the requirements of applicable federal or state securities laws and (b) all other information concerning its business, properties and personnel as the other party may reasonably request. Notwithstanding anything to the contrary in this Agreement, neither party nor any or its Subsidiaries shall be required to disclose any information to the other party or its authorized representatives if doing so would (i) violate any federal, state, local or foreign law, rule or regulation to which such party or any of its Subsidiaries is subject, (ii) violate the regulations or requirements of the NYSE, (iii) violate the terms of any confidentiality agreement or similar agreement or arrangement to which such party or any of its Subsidiaries is a party (provided that such party shall use all reasonable efforts to cause the counterparty thereto to waive such agreement) or (iv) directly or indirectly affect either party's competitive position in any of the markets in which either party operates or in respect of the activities in which either party is engaged. No investigation or information furnished pursuant to this Section 5.5 shall affect any representations or warranties made by the parties herein or the conditions to the obligations of the parties to consummate the Merger. Each party will, and will counsel its Representatives to, keep such information provided to it by the other party confidential in accordance with the terms of the Confidentiality Agreement, dated February 18, 2000, between Parent and the Company (the "Confidentiality Agreement") the terms of which are incorporated herein by reference, as if such information were Confidential Information (as such term is defined in the Confidentiality Agreement).

     SECTION 5.6 Affiliates. The Company shall, prior to the Effective Time, deliver to Parent a list (reasonably satisfactory to counsel for Parent), setting forth the names and addresses of all Persons who are, at the time of the Company Special Meeting, in the Company's reasonable judgment, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing such list. The Company will use its reasonable efforts to cause its affiliates to deliver to Parent not later that 10 days prior to the date of the Company Special Meeting, a written agreement substantially in the form attached as Exhibit 5.6, with such modifications as may be appropriate, and will use its reasonable efforts to cause Persons or entities who become "affiliates" after such date but prior to the Closing Date to execute and deliver these agreements at least 5 days prior to the Closing Date.

     SECTION 5.7  Rights Under Stock Plans.

     (a) Each outstanding option or warrant to purchase shares of Company Common Stock ("Option") granted under the Company Stock Option Plans or otherwise, which is outstanding immediately prior to the Effective Time, whether or not then exercisable, shall vest in accordance with the terms of such Company Stock Option Plan or agreement under which it was granted and shall be assumed by Parent and deemed to constitute an option or warrant to acquire, on the same terms and conditions, mutatis mutandis (including, without limitation adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction), as were applicable under such Option or agreement prior to the Effective Time, the number of shares of Parent Common Stock as the holder of such Option would have been entitled to receive pursuant to the Merger had such holder exercised such Option in full immediately prior to the Effective Time (not taking into account whether or not such Option was in fact exercisable) at a price per share equal to (x) the aggregate exercise price for Company Common Stock purchasable pursuant to such Option divided by (y) the Class A Conversion Number; provided, that the number of shares of Parent Common Stock that may be purchased upon exercise of any such Option or agreement shall not include any fractional share and, upon exercise of such Option or agreement, a cash payment shall be made for any fractional share based upon the last sale price per share of Parent Common Stock on the trading day immediately preceding the date of exercise. From and after the Effective Time, Parent and the Surviving Corporation shall comply with the terms of the Company Stock Option Plans and the agreements governing any Options. The adjustments provided herein with respect to any Options that are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

     (b) Parent shall cause to be taken all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Options in accordance with this Section 5.7. As promptly as practicable after the Effective Time, Parent shall use its reasonable efforts to cause Parent Common Stock subject to assumed Options to be registered under the Securities Act pursuant to a registration statement on Form S-8 (or any successor or other appropriate forms) and shall use its reasonable efforts to cause the effectiveness of such registration statement (and current status of the prospectus or prospectuses contained therein) to occur promptly after the Effective Time and to be maintained for so long as such Options remain outstanding.

     (c) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any stock appreciation right ("SAR"), each outstanding SAR issued by the Company on or prior to the date of this Agreement shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent. The holders of such SARs shall continue to have, and be subject to, the same terms and conditions set forth in the agreements pursuant to which the SARs were issued in effect immediately prior to the Effective Time, except that (i) such SARs shall be exercisable for cash representing that number of whole shares of Parent Common Stock equal to the product of the number of shares of Class A Common Stock covered by the SAR immediately prior to the Effective Time multiplied by the Class A Conversion Number rounded up to the nearest whole number of shares of Parent Common Stock and (ii) the per share strike price for the cash representing shares of Parent Common Stock issuable upon the exercise of such assumed SAR shall be equal to the quotient determined by dividing the strike price per share of Class A Common Stock specified for such SAR under the applicable agreement immediately prior to the Effective Time by the Class A Conversion Number, rounding the resulting strike price down to the nearest whole cent. The holders of the SARs will be entitled to receive only cash upon exercise of the SARs in lieu of Parent Common Stock as such amount shall be determined in accordance with the agreements pursuant to which the SARs were issued.

     SECTION 5.8  Filings; Other Action.

     (a) Subject to the terms and conditions herein provided, the Company and Parent shall (i) promptly make their respective filings and thereafter make any other required submissions under the HSR Act, and (ii) use reasonable efforts to cooperate with one another in (A) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third party, the United States government or any agencies, departments or instrumentalities thereof or other governmental or regulatory bodies or authorities of federal, state, local and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, and (iii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including, without limitation, taking or undertaking all such further action as may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby, subject to Parent's right to direct such actions and things to be done set forth in
Section 5.8(b) below.

     (b) Without limiting the generality of the undertakings pursuant to Section 5.8(a): (i) each of Parent and the Company shall provide promptly to the Governmental Entities with regulatory jurisdiction over enforcement of any applicable antitrust laws (each a, "Government Antitrust Entity") information and documents requested by such Government Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement; (ii) without in any way limiting the provisions of Section 5.8(a)(i) above, each of Parent and the Company shall file any Notification and Report Form and related material required under the HSR Act as soon as reasonably practicable after the date of this Agreement, and thereafter use its commercially reasonable efforts to certify as soon as reasonably practicable its substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act, unless Parent in its reasonable judgment determines that it is reasonable in the circumstances not to comply substantially with any requests for additional information and documentary material under the HSR Act; (iii) each of the Company and Parent will keep the other informed of any material communication, and provide to the other copies of all correspondence, between it (or its advisors) and any Government Antitrust Entity relating to this Agreement or any of the matters described in this Section 5.8(b); and (iv) each of the Company and Parent shall permit the other to review any material communication to be given by it to, and shall consult with each other in advance of any telephonic calls, meeting or conference with, any Government Antitrust Entity and, to the extent permitted, give the other party the opportunity to attend and participate in such telephonic calls, meetings and conferences. Notwithstanding any of the foregoing, no failure to obtain termination of the waiting period under the HSR Act shall be deemed to be a breach hereunder by the Company or Parent. Subject to the foregoing, Parent shall be principally responsible for and in control of the process of dealing with any Government Antitrust Entity. Notwithstanding the provisions of Section 5.8(a) and 5.8(b), in the event that either Parent or the Company is requested, as a condition to obtaining the approval of any Governmental Antitrust Entity to the transactions contemplated hereunder, to take any action which if taken would have a Material Adverse Effect on the combined consolidated businesses, assets, operations or prospects of Parent and Company, then neither Parent nor the Company shall be required to take such action and no failure by either Parent or the Company to take such action shall be deemed a breach of this Section 5.8 or of any other provision of this Agreement.

     SECTION 5.9 Further Assurances. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of the Company and Parent shall take all such necessary action.

     SECTION 5.10  No Solicitation by the Company.

     (a) The Company agrees that it, prior to the Effective Time, shall not, directly or indirectly, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director, employee or agent of, or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its Subsidiaries (collectively, the "Company Representatives") to, directly or indirectly through another Person, solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal, or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, or approve, endorse or recommend any Acquisition Proposal, or enter into any letter of intent, agreement in principle, acquisition agreement or other document or contract contemplating or otherwise relating to an Acquisition Proposal, provided, however, that, prior to the adoption and approval of this Agreement by the requisite Company Stockholder Approval, the foregoing shall not prohibit the Company from furnishing information to or entering into discussions or negotiations with, any Person that makes an unsolicited bona fide proposal to enter into a business combination with the Company pursuant to an Acquisition Proposal which the Board of Directors of the Company (or any committee thereof considering such proposal) in good faith determines is reasonably likely to be more favorable to the Company's stockholders than the transactions contemplated by this Agreement (a "Superior Proposal"), so long as:

          (i) prior to furnishing any information to, or entering into discussions or negotiations with, such a Person the Company provides 48 hours' advance written notice to Parent to the effect that it is furnishing information to, or entering into substantive discussions or negotiations with, a Person from whom the Company shall have received an executed confidentiality agreement in form and substance similar to the Confidentiality Agreement prior to furnishing such information;

          (ii) such notice shall include the terms and conditions of such Acquisition Proposal or any agreement proposed by, or any information supplied to, any such Person;

          (iii) prior to furnishing any nonpublic information to any such Person, the Company furnishes such nonpublic information to Parent (to the extent that such nonpublic information has not been previously furnished by the Company to Parent);

          (iv) neither the Company nor any of its Subsidiaries nor any of the Company Representatives shall have violated any of the restrictions set forth in this Section 5.10;

          (v) such unsolicited bona fide proposal relating to a Superior Proposal is made by a third party that the Board of Directors of the Company (or any committee thereof considering such proposal) determines in good faith has the good faith intent to proceed with negotiations to consider such Superior Proposal;

          (vi) the Board of Directors of the Company (or any committee thereof considering such proposal), after duly considering the written advice of outside legal counsel to the Company, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders imposed by applicable law; and

          (vii) the Company uses all reasonable efforts to keep Parent informed in all material respects of the status and terms of any such negotiations or discussions (including without limitation the identity of the Person with whom such negotiations or discussions are being held) and provides Parent copies of such written proposals and any amendments or revisions thereto or correspondence related thereto.

     (b) The Company shall notify Parent orally and in writing of the fact that it has received inquiries, offers or proposals that it reasonably believes to be bona fide with respect to an Acquisition Proposal within 24 hours after the Company obtains Knowledge of the receipt thereof. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any other Person that have been conducted heretofore with respect to a potential Acquisition Proposal. The Company agrees to inform the Company Representatives of the obligations undertaken in this
Section 5.10; provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of the Company from referring any third-party to this Section 5.10.

     (c) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which the Company or any of its Subsidiaries is a party, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent.

     (d) Except as expressly permitted by this Section 5.10, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or change, or propose publicly to withdraw, modify or change, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Superior Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of the Company (or any committee thereof considering an Acquisition Proposal) determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors of the Company may (subject to this and the following sentences) withdraw, modify or change its recommendation of the Merger, but only after 48 hours following Parent's receipt of written notice advising Parent that the Board of Directors of the Company is prepared to do so, and only if, during such 48-hour period, the Company and its advisors shall have negotiated in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would enable Parent to proceed with the transactions contemplated herein on such adjusted terms.

     (e) Nothing contained in this Section 5.10 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and/or 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

     SECTION 5.11  Director and Officer Liability.

     (a) Parent, Merger Sub and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any Indemnitee (as defined below) as provided in the Company's Amended and Restated Certificate of Incorporation, Company's By-laws, the charter or By-laws of any Subsidiary of the Company or any Indemnity Agreement (as defined below) shall survive the Merger and continue in full force and effect. To the extent permitted by (i) the DGCL, (ii) the Company's Amended and Restated Certificate of Incorporation, the Company's By-laws, the charter or By-laws of any Subsidiary of the Company or (iii) any agreement providing for indemnification by the Company or any Subsidiary of the Company of any Indemnitee in effect on the date of this Agreement (including any indemnity provisions contained in any agreement providing for the registration of securities) (each, an "Indemnity Agreement"), advancement of Indemnitee Expenses (as defined below) pursuant to this Section 5.11 shall be mandatory rather than permissive and the Parent shall cause the Surviving Corporation to advance Costs (as defined below) in connection with such indemnification. Parent shall cause the Surviving Corporation to honor in accordance with their terms all Indemnity Agreements. In the event that the Surviving Corporation fails to make any payments required or permitted under any Indemnity Agreement, Parent agrees to make all such payments within 15 days thereafter.

     (b) For a period of six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers' and directors' liability insurance and fiduciary liability insurance covering

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

the Indemnitees who are currently covered by the Company's existing officers' and directors' or fiduciary liability insurance policies on terms no less advantageous to such indemnified parties than such existing insurance; provided, however, that neither Parent nor the Surviving Corporation will be required in order to maintain such policies to pay an annual premium in excess of 150% of the greater of (i) the last annual premium paid by the Company prior to the date of this Agreement and (ii) the annual premium for the year in which the Closing occurs (the "Cap"); and provided, further, that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, then Parent shall, or shall cause the Surviving Corporation to, maintain policies that, in Parent's good faith judgment, provide the maximum coverage available at an annual premium equal to the Cap.

     (c) In addition to the other rights provided for in this Section 5.11 and not in limitation thereof, for six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable law, (i) indemnify and hold harmless the individuals who on or prior to the Effective Time were officers, directors or employees of the Company or any of its Subsidiaries, and the heirs, executors, trustees, fiduciaries and administrators of such officers, directors or employees and each person who served at the request, or on behalf, of the Company or any of its Subsidiaries as an officer, director or employee of another corporation, partnership, trust, joint venture, pension or other employee benefit plan or enterprise (collectively, the "Indemnitees") against all losses, Indemnitee Expenses (as hereinafter defined), claims, damages, liabilities, judgments, or amounts paid in settlement (collectively, "Costs") in respect to any threatened, pending or completed claim, action, suit or proceeding, whether criminal, civil, administrative or investigative based on, or arising out of or relating to the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or served at the request, or on behalf, of the Company or any of its Subsidiaries and arising out of acts or omissions occurring on or prior to the Effective Time (including, without limitation, in respect of acts or omissions in connection with this Agreement and the transactions contemplated hereby) (an "Indemnifiable Claim") and (ii) advance to such Indemnitees all Indemnitee Expenses incurred in connection with any Indemnifiable Claim promptly after receipt of reasonably detailed statements therefor; provided that, except as otherwise provided pursuant to any Indemnity Agreement, the person to whom Indemnitee Expenses are to be advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification from Parent or the Surviving Corporation. In the event that the Surviving Corporation fails to make any payments required or permitted under this Section 5.11(c), Parent agrees to make all such payments within 15 days thereafter. In the event any Indemnifiable Claim is asserted or made within such six year period, all rights to indemnification and advancement of Indemnitee Expenses in respect of any such Indemnifiable Claim shall continue until such Indemnifiable Claim is disposed of or all judgments, orders, decrees or other rulings in connection with such Indemnifiable Claim are fully satisfied; provided, however, that Parent shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed). Except as otherwise may be provided pursuant to any Indemnity Agreement, the Indemnitees as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnitee, under applicable standards of professional conduct, a conflict on any significant issue between positions of any two or more Indemnitees. For the purposes of this Section 5.11, "Indemnitee Expenses" shall include reasonable attorneys' fees and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any Indemnifiable Claim.

     (d) Notwithstanding any other provisions hereof, the obligations of the Company, the Surviving Corporation and Parent contained in this Section 5.11 shall be binding upon the successors and assigns of Parent and the Surviving Corporation. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.11.

     (e) The obligations of the Company, the Surviving Corporation, and Parent under this Section 5.11 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 5.11 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 5.11 applies shall be third party beneficiaries of this Section 5.11, each of whom may enforce the provisions of this Section 5.11).

     (f) Parent shall cause the Surviving Corporation to advance all Indemnitee Expenses to any Indemnitee incurred enforcing the indemnity or other obligations provided for in this Section 5.11.

     SECTION 5.12 Accountants' "Comfort" Letters. The Company and Parent will each use reasonable efforts to cause to be delivered to each other letters from their respective independent accountants, dated a date within two business days before the effective date of the Registration Statement, in form reasonably satisfactory to the recipient and customary in scope for comfort letters delivered by independent accountants in connection with registration statements on Form S-4 under the Securities Act.

     SECTION 5.13 Additional Reports. The Company and Parent shall each furnish to the other copies of any reports of the type referred to in Sections 3.4 and
4.4 which it files with the SEC on or after the date of this Agreement, and the Company or Parent, as the case may be, represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that the foregoing shall not apply to the financial statements contained therein (which are covered by the following sentence). Any consolidated financial statements included in such reports (including any related notes and schedules) will fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries or Parent and its consolidated Subsidiaries, as the case may be, as of the dates thereof and their results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and except that such unaudited financial statements will not include all of the footnote disclosures notes required by GAAP).

     SECTION 5.14 Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable efforts to cause the Merger to qualify, and will not knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Parent nor any of their affiliates shall knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

     SECTION 5.15 Conveyance Taxes. Each of Parent and the Company, respectively, shall timely pay any stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes or fees not including any income tax, gross receipts tax or any similar tax measured with respect to gross or net income (collectively, the "Conveyance Taxes") imposed on it at or prior to the Effective Time in connection with the transactions contemplated hereunder that are required to be paid in connection therewith. Parent and the Company shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications, or other documents regarding any such Conveyance Taxes.

     SECTION 5.16 Public Announcements. The initial press release relating to this Agreement shall be a joint press release mutually agreed upon by Parent and the Company. Unless otherwise required by applicable Law or the requirements of any listing agreement with any applicable stock exchange, Parent and the Company shall each use their reasonable efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation.

     SECTION 5.17  Termination Fee and Expenses.

     (a) Except as provided in paragraph (c) and (d), all Expenses (as defined below) incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such Expenses; provided, however, that if this Agreement is terminated for any reason, then the share of Parent and the Company for all Expenses (including any fees and expenses of accountants, experts, and consultants, but excluding the fees and expenses of legal counsel and investment bankers) related to preparing, printing, filing and mailing the Registration Statement, the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, Proxy Statement and HSR Act, shall be one-half each.

     (b) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Proxy Statement, the solicitation of stockholder approvals, requisite HSR Act filings and all other matters related to the consummation of the transactions contemplated hereby.

     (c) The Company agrees that, if:

          (i) Parent terminates this Agreement pursuant to Section 7.1(g);

          (ii) Parent terminates this Agreement pursuant to Section 7.1(d) as a direct result of a material breach by the Company of a representation, warranty or covenant under this Agreement that is within the control of the Company or Parent terminates this Agreement pursuant to Section 7.1(b) at a time that a Company Breach (as defined in Section 7.1(d)) within the control of the Company exists; or

          (iii) the Company or Parent terminates this Agreement pursuant to
     Section 7.1(f) due to the failure to receive Company Stockholder Approval;

        and, in each case described in clauses (i) through (iii) of this Section 5.17(c), within ten months after the termination of this Agreement:

             (A) a transaction is consummated, which transaction, if offered or proposed, would constitute an Acquisition Proposal;

             (B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies, that would if consummated constitute an Acquisition Proposal) for such a transaction is entered into and such transaction is consummated whether or not within such ten-month period; or

             (C) any Person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of the Company then representing 50% or more of any class of the Company Common Stock, provided that this subclause (C) shall not apply to Robert F.X. Sillerman and his Affiliates with respect to the shares of Company Common Stock beneficially owned by Mr. Sillerman or his Affiliates as of the date of this Agreement, then, upon the first to occur of any such case referred to in subclauses
        (A), (B) or (C), the Company shall pay to Parent a termination fee of $100 million, plus the reasonably documented Expenses of Parent up to $20 million (in each case, less any amounts paid by the Company to Parent pursuant to the following paragraph). Parent may assert its right to the termination fee and Expenses under one or more cases set forth under this Section 5.17(c), but in no event shall

        Parent receive a termination fee or fees of more than $100 million or reimbursement of Expenses in an amount of more than $20 million under this Section 5.17.

             Without limiting the foregoing, if Parent terminates this Agreement pursuant to Section 7.1(g), then, within 48 hours of such termination, the Company shall pay to Parent a termination fee of $50 million, plus the reasonably documented Expenses of Parent of up to $20 million.

     (d) Notwithstanding the provisions of Section 5.17(c), if the Company or Parent terminates this Agreement pursuant to Section 7.1(f) due to the failure to receive Company Stockholder Approval and (x) at the time of such termination, Parent shall not have a right to terminate this Agreement pursuant to Section 7.1(g), (y) the Company does not enter into an Acquisition Agreement within seventy-five (75) days after the date of such termination and (z) the applicable Parent Common Stock Market Value is less than $69.72 per share, then the Company shall not be required to pay to Parent any termination fee (but shall be required to pay reasonably documented Expenses of Parent up to $20 million) pursuant to Section 5.17(c).

     SECTION 5.18 Notice of Certain Events. Each party to this Agreement shall as promptly as reasonably practicable notify the other parties hereto of:

          (a) any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement;

          (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;

          (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its Knowledge, threatened against, relating to or involving or otherwise affecting it which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or which relate to the consummation of the transactions contemplated by this Agreement;

          (d) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement, under any material agreement; and

          (e) any Material Adverse Effect of the Company or Material Adverse Effect of Parent or the occurrence of any event which is reasonably likely to result in a Material Adverse Effect of the Company or a Material Adverse Effect of Parent, as the case may be.

     SECTION 5.19  Section 16(b) Board Approval.

     (a) Prior to Closing, the Board of Directors of Parent shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of "non-employee directors" thereof, approve and adopt, for purposes of exemption from "short-swing" liability under Section 16(b) of the Exchange Act, the acquisition of Parent Common Stock at the Effective Time by officers and directors of Parent (including officers or directors of the Company who become, prior to, at, or following the Effective Time of the Merger, officers or directors of Parent) as a result of the conversion of shares of Company Common Stock in the Merger and the assumption of the Options by Parent at the Effective Time. Such resolution shall set forth the name of the applicable "insiders" for purposes of Section 16 of the Exchange Act, the number of securities to be acquired by each individual, that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act, and, for the Options to be assumed by Parent at the Effective Time, the material terms of the options and warrants to purchase Parent Common Stock acquired by such insiders as a result of the assumption by Parent of such Options.

     (b) Prior to Closing, the Board of Directors of the Company shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of "non-employee directors" thereof, approve and adopt, for purposes of exemption from "short-swing" liability under Section 16(b) of the Exchange Act, the conversion at the Effective Time of the shares of the Company Common Stock held by officers and directors of the Company into shares of Parent Common Stock as a result of the conversion of shares in the Merger, and the assumption by Parent at the Effective Time of the Options of the officers and directors of the Company. Such resolution shall set forth the name of the applicable "insiders" for purposes of Section 16 of the Exchange Act and, for each "insider," the number of shares of Company Common Stock to be converted into shares of Parent Common Stock at the Effective Time, the number and material terms of the Options to be assumed by Parent at the Effective Time, and that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act.

     SECTION 5.20  Employee Plans and Employment Agreements.

     (a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of its Subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its Subsidiaries or group of such officers, directors, employees or consultants.

     (b) As soon as administratively feasible following the Closing Date, the Surviving Corporation and its Subsidiaries shall or Parent shall cause the Surviving Corporation and it Subsidiaries to, provide employees of the Company or its Subsidiaries (excluding employees covered by collective bargaining agreements) employee benefit plans, severance benefits, programs, policies and arrangements that are no less favorable in the aggregate than such programs and policies provided to similarly situated employees of Parent and its Subsidiaries.

     (c) To the extent permitted under applicable law, each employee of the Company or its Subsidiaries shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its Subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for all purposes including, without limitation, service for purposes of determining (i) short-term and long-term disability benefits; (ii) severance benefits; (iii) vacation benefits; and (iv) vesting and eligibility but not accrued benefits under any qualified, non-qualified pension or retirement plan and each welfare benefit plan. All pre-existing conditions and exclusions (to the extent such conditions or exclusions are covered under the plans of the Company and any of its Subsidiaries) shall be waived. All expenses incurred by any employee for deductibles and co-payments in the portion of the year prior to the date an employee first became a participant in such plan shall be credited to the benefit of such employee under such plan in the year in which such employee's participation commenced.

     SECTION 5.21 Stock Exchange Listing. Parent shall promptly prepare and submit to the NYSE and any other applicable exchange a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use reasonable best efforts to cause such shares to be approved for listing on such exchange, subject to official notice of issuance, prior to the Effective Time.

                                   ARTICLE 6

                            CONDITIONS TO THE MERGER

     SECTION 6.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

     (b) The Company Stockholder Approval shall have been obtained.

     (c) No statute, rule, regulation, executive order, decree, preliminary or permanent injunction or restraining order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby. No action or proceeding (other than any action or proceeding pursuant to or in connection with the Antitrust Laws) by any Governmental Entity shall have been commenced (and be pending), or, to the Knowledge of the parties hereto, threatened, against the Company or Parent or any of their respective Affiliates, partners, associates, officers or directors, or any officers or directors of such Persons, seeking to prevent or delay the transactions contemplated hereby or challenging any of the terms of provisions of this Agreement or seeking material damages in connection therewith.

     (d) All consents and approvals (other than any consent or approval required pursuant to or in connection with the Antitrust Laws) of Governmental Entities necessary for consummation of the transactions contemplated hereby shall have been obtained, other than those which, if not obtained, would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company or Parent.

     (e) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (f) The shares of Parent Common Stock to be issued in the Merger or upon exercise of the Options shall have been authorized for listing on the NYSE, subject to official notice of listing.

     (g) Each of the Company and Parent shall have received prior to the effectiveness of the Registration Statement an opinion of its tax counsel, Paul, Hastings, Janofsky & Walker LLP, and Akin, Gump, Strauss, Hauer & Feld, L.L.P., respectively, in form and substance reasonably satisfactory to the Company and Parent, as applicable, to the effect that, the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that the Company, Parent and Merger Sub will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code, and that accordingly none of the Company, Parent and Merger Sub shall recognize gain or loss for federal income tax purposes as a result of the Merger and stockholders of the Company will not recognize gain or loss for federal income tax purposes on the receipt pursuant to the Merger of Parent Common Stock in exchange for shares of Company Common Stock, except with respect to cash received in lieu of fractional shares of Parent Common Stock. For purposes of these opinions, the Merger will not include the Charter Amendment. In rendering such opinions, Paul, Hastings, Janofsky & Walker LLP and Akin, Gump, Strauss, Hauer & Feld, L.L.P. shall receive and may rely upon representations contained in certificates of Parent, Merger Sub and the Company in form and substance substantially similar to the certificates attached hereto as Exhibits 6.1(a)-1 and 6.1(a)-2.

     SECTION 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following further condition:

     (a) The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of the Company contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Company Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company as to the satisfaction of this condition.

     SECTION 6.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following further condition:

     (a) Parent shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Parent contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by Parent Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and the Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent as to the satisfaction of this condition.

                                   ARTICLE 7

                                  TERMINATION

     SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

     (a) by the mutual written consent of Parent and the Company;

     (b) by either Parent or the Company if the Effective Time shall not have occurred on or before January 31, 2001 (the "Termination Date"); provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date;

     (c) by the Company if there has been a material breach by Parent of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by Parent of notice of such breach (a "Parent Breach");

     (d) by Parent, if there has been a material breach by the Company of any representation, warranty, covenant or other agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by the Company of notice of such breach (a "Company Breach");

     (e) by either the Company or Parent, if there shall be any applicable law, rule or regulation that makes consummation of the Merger illegal or if any judgment, injunction, order or decree of a court or other Governmental Entity of competent jurisdiction shall restrain or prohibit the consummation of the Merger, and such judgment, injunction, order or decree shall become final and nonappealable;

     (f) by either the Company or Parent, if the Company Stockholder Approval referred to in Section 5.3 shall not have been obtained by reason of the failure to obtain the requisite vote upon a vote at a duly held meeting of stockholders or at any adjournment or postponement thereof; or

     (g) by Parent, if a Company Triggering Event shall have occurred. A "Company Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of the Company (or any committee thereof) shall have failed to recommend that the Company's stockholders vote to adopt this Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation; (ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the Board of Directors of the Company has determined and believes that the Merger is in the best interests of the Company's stockholders; (iii) the Board of Directors of the Company (or any committee thereof) fails to publicly reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company's stockholders, within ten business days after Parent reasonably requests in writing that such recommendation or determination be reaffirmed; (iv) the Board of Directors of the Company (or any committee thereof) shall have approved, endorsed or recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (vi) the Company shall have failed to hold the Company Special Meeting as promptly as practicable and in any event within 75 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its security holders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (viii) an Acquisition Proposal is publicly announced, and the Company fails to issue a press release that reaffirms the Company Board Recommendation within ten business days after such Acquisition Proposal is announced or (ix) the Company or any of its Subsidiaries or any Company Representative shall have violated the restrictions set forth in Section 5.10, other than in an immaterial respect.

     SECTION 7.2 Effect of Termination. In the event of termination of the Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the parties shall terminate, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto, except the obligations of the parties pursuant to this
Section 7.2 and except for the provisions of Sections 5.16, 5.17, the last sentence of Section 5.5 and Article 8, other than Section 8.11 and 8.12, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

                                   ARTICLE 8

                               GENERAL PROVISIONS

     SECTION 8.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by facsimile transmission or overnight courier (providing proof of delivery) to the parties at the following addresses (or at such address for a party as shall be specified by like notice):

          (a) if to the Company, to:

              SFX Entertainment, Inc.
              650 Madison Avenue
              New York, New York 10022
              Attention: Howard J. Tytel
              Facsimile No.: (212) 753-3188

          with a copy to:

            Winston & Strawn
            200 Park Avenue
            New Park, New York 10166
            Attention: Jonathan Goldstein
                       Daniel A. Ninivaggi
            Facsimile No.: (212) 294-4700

          (b) if to Parent or Merger Sub, to:

              Clear Channel Communications, Inc.
              200 Concord Plaza
              Suite 600
              San Antonio, Texas 78216
              Attention: Mark P. Mays
              Facsimile No.: (210) 822-2299

          with a copy to:

            Akin, Gump, Strauss, Hauer & Feld, L.L.P.
            300 Convent Street, Suite 1500
            San Antonio, Texas 78205
            Attention: Stephen C. Mount
                       John Strickland
            Facsimile No.: (210) 224-2035

     SECTION 8.2  Definitions. For purposes of this Agreement:

     (a) "Acquisition Proposal" means any offer or proposal for (whether or not in writing and whether or not delivered to the Company's stockholders generally), from any Person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of the Company and its Subsidiaries taken as a whole, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the

Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

     (b) "Affiliate" of any person means another person that directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such first person.

     (c) "Antitrust Laws" mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     (d) "Control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

     (e) "Executive Officer" means, with respect to the Company, those executive officers of the Company listed on Exhibit 8.2(e)(i) hereto and, with respect to Parent, those executive officers of Parent listed on Exhibit 8.2(e)(ii) hereto.

     (f) "Governmental Entity" means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

     (g) "Knowledge", "Know" or "Known" means, with respect to the matter in question, if any of the Executive Officers of the Company or Parent, as the case may be, has actual knowledge of such matter.

     (h) "Law" shall mean any foreign or domestic, whether federal, state, county, municipal or local, law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

     (i) "Lien" means any encumbrance, hypothecation, infringement, lien, mortgage, pledge, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on, or with respect to any asset, property or property interest; provided, however, that the term "Lien" shall not include (i) liens for water and sewer charges and current taxes not yet due and payable or being contested in good faith, (ii) mechanics', carriers', workers', repairers', materialmen's, warehousemen's and other similar liens arising or incurred in the ordinary course of business (iii) all liens approved in writing by the other party hereto, (iv) statutory rights of set-off and (v) restrictions on transfer imposed by federal or state securities laws.

     (j) "Material Adverse Effect" means, any adverse change in the business, financial condition or results of operations of the Company or Parent, as the case may be, or its respective Subsidiaries that is material to the Company or Parent, as the case may be, and its respective Subsidiaries taken as a whole except for (i) any change resulting form general economic, financial or market conditions or (ii) any change resulting from conditions or circumstances generally affecting the industries in which the Company or Parent, as the case may be, or its respective Subsidiaries participate.

     (k) "Parent Common Stock Market Value" shall mean the average of the daily closing price per share of Parent Common Stock on the New York Stock Exchange for each of the ten consecutive trading days for which such shares are actually traded (as reported on the New York Stock Exchange Composite Transaction Tape as reported in the Wall Street Journal, Eastern Edition) ending on the close of trading on the tenth New York Stock Exchange trading day immediately preceding the date on which the Company Special Meeting is first convened.

     (l) "Person" means any natural person, firm, individual, business trust, trust, association, corporation, partnership, limited liability company, joint venture, company, unincorporated entity or Governmental Entity.

     (m) "Permitted Liens" shall mean: (i) Liens imposed by Law securing payments not yet delinquent or the validity of which are being contested in good faith by appropriate actions, (ii) Liens arising out of pledges or deposits under workmen's compensation laws, unemployment insurance, old age pensions, or other social security benefits other than any Lien imposed by ERISA; (iii) Liens incurred or deposits made in the ordinary course of business to secure surety bonds provided that such Liens shall extend only to cash collateral for such surety bonds; (iv) purchase money Liens arising in the ordinary course, (v) Liens for Taxes and special assessments (e.g., for municipal improvements) not yet due and payable and/or delinquent, (vi) Liens reflected or reserved against in the latest unaudited balance sheet of the Company included in the Company SEC Reports (which have not been discharged), (vii) Liens which in the aggregate do not materially detract from the value or materially impair the present and continued use of the properties or assets subject thereto in the usual and normal conduct of the respective businesses of the Company and its Subsidiaries,
(viii) Liens on leases, subleases, sub-subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest which is prior in right or prior in lien to that of the subject lease, sublease, sub-sublease, easement, license, right of use, right to access or right of way,
(ix) any Liens set forth in the title policies, endorsements, title commitments, title certificates and title reports relating to the Company's interests in real property identified in the Company Disclosure Letter, (x) any leases, subleases, occupancy agreements or licenses set forth in the Company Disclosure Letter,
(xi) the Lien of any and all security agreements, documents, mortgages and deeds of trust held by, or for the benefit of any lenders under any of the Company's credit agreements, and their respective successors and assigns, (xii) any state of facts that an accurate survey or personal inspection of the Company's or any of its Subsidiaries' real property (whether owned, leased or licensed) would show, provided same does not materially adversely affect the use thereof for their present purposes, (xiii) encroachments of stoops, areas, cellar steps or doors, trim, copings, retaining walls, bay windows, balconies, sidewalk elevators, fences, fire escapes, cornices, foundations, footings and similar projections, if any, on, over or under any of the Company's or any of its Subsidiaries' real property (whether owned, leased or licensed) or the streets or sidewalks abutting any of such real property, and the rights of governmental authorities to require the removal of any such projections and variations between record lines of such real property and retaining walls and the like, if any, (xiv) any easements or rights of use, if any, created in favor of any public utility or municipal department or agency for electricity, steam, gas, telephone, cable television, water, sewer or other services in any street or avenue abutting the Company's or any of its Subsidiaries' real property (whether owned, leased or licensed), and the right, if any, to use and maintain wires, cables, terminal boxes, lines, service connections, poles, mains and facilities servicing any of such real property or in, on, over or across any of such real property, (xv) covenants, easements, restrictions, agreements, consents and other instruments, now of record, provided same do not materially adversely interfere with the use of the Company's or any of its Subsidiaries' real property (whether owned, leased or licensed) for their present purposes, (xvi) variations, if any, between tax lot lines and property lines, (xvii) deviations, if any, of fences or shrubs from property lines, (xviii) any other declaration or instrument affecting any of the Company's or any of its Subsidiaries' real property (whether owned, leased or licensed) necessary or appropriate to comply with any Law, ordinance, regulation, zoning resolution or requirement of applicable governmental authorities or any other public authority, applicable to the maintenance, demolition, construction, alteration, repair or restoration of the improvements at the Company's or any of its Subsidiaries' real property (whether owned, leased or licensed), which does not materially adversely affect the use of thereof for their present purposes, (xix) the provisions of the applicable zoning resolution and other regulations, resolutions and ordinances and any amendments thereto now or hereafter adopted, provided same do not materially adversely interfere with the use of the Company's or any of its Subsidiaries' real property for their present purposes, (xx) Liens described in the Company SEC Reports, and (xxi) any other Liens set forth in the Company Disclosure Letter.

     (n) "Subsidiary" or "Subsidiaries" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

     (o) "Tax" or "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, transfer, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

     (p) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

     SECTION 8.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     SECTION 8.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement (provided, however, that the provisions of the Confidentiality Agreement shall remain valid and in effect) and, except for the provisions of Article 2 and Sections 5.7 and 5.11, is not intended to confer upon any Person other than the parties any rights or remedies hereunder.

     SECTION 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective legal representatives, successors and assigns.

     SECTION 8.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any applicable conflicts of law.

     SECTION 8.7 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of Delaware.

     SECTION 8.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     SECTION 8.9 Interpretation. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever. The disclosure of any matter in any section of the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an admission by any party or to otherwise imply that any such matter is material or may have a Material Adverse Effect for purposes of this Agreement.

     SECTION 8.10 Finders or Brokers. Except for Bear Stearns & Co. and Lehman Brothers with respect to the Company, and Salomon Smith Barney Inc. with respect to Parent, a copy of whose engagement agreements have been provided by the Company and Parent to the other, neither the Company nor Parent nor any of their respective Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

     SECTION 8.11 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

     SECTION 8.12 Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

     SECTION 8.13 Attorneys' Fees. If any action in law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

     SECTION 8.14 Amendment. This Agreement may be amended by the parties at any time before or after approval hereof by the stockholders of the Company and Parent; provided, however, that after such stockholder approval there shall not be made any amendment that by law requires further approval by the stockholders of the Company or Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 8.15 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of
Section 8.14, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

     SECTION 8.16 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement or other action attributed to the Board of Directors pursuant to Section 7.1, an amendment of this Agreement pursuant to
Section 8.14 or an extension or waiver pursuant to Section 8.15 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors (or a committee thereof), acting by the affirmative vote of a majority of the members of the entire Board of Directors or such committee.

                  AGREEMENT AND PLAN OF MERGER SIGNATURE PAGE

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            CLEAR CHANNEL COMMUNICATIONS, INC.

                                            By: /s/ RANDALL T. MAYS
                                            ------------------------------------
                                            Name: Randall T. Mays

                                            Title:  Executive Vice President and
                                                    Chief
                                                    Financial Officer

                                            CCU II MERGER SUB, INC.

                                            By: /s/ RANDALL T. MAYS
                                            ------------------------------------
                                            Name: Randall T. Mays

                                            Title:  Executive Vice President and
                                                    Chief
                                                    Financial Officer

                                            SFX ENTERTAINMENT, INC.

                                            By: /s/ ROBERT. F.X. SILLERMAN
                                              ----------------------------------
                                                Robert. F.X. Sillerman
                                                Executive Chairman

                          FIRST AMENDMENT TO AGREEMENT
                               AND PLAN OF MERGER

     This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER ("Amendment"), dated as of June 5, 2000, is entered into by and among Clear Channel Communications, Inc., a Texas corporation ("Parent"), CCU II Merger Sub, Inc., a Delaware Corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and SFX Entertainment, Inc., a Delaware corporation (the "Company").

                                  WITNESSETH:

     WHEREAS, Parent, Merger Sub and the Company are parties to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 28, 2000;

     WHEREAS, on May 12, 2000, counsel for the Company and for certain other parties entered into a memorandum of understanding (attached hereto as Exhibit A, the "MOU") regarding the settlement of certain litigation (the "Litigation") entitled "In Re SFX Entertainment, Inc. Shareholders Litigation" filed with The Court of Chancery of the State of Delaware in and for New Castle County (Consolidated Civil Action No. 17818) and "Franklin Advisers, Inc., et al. v. Robert F.X. Sillerman, et al." filed with The Court of Chancery (the "Court") of the State of Delaware in and for New Castle County (Civil Action No. 17818), and, pursuant to the MOU, Parent will (if the proposed settlement provided for therein becomes final and binding on the parties to the Litigation pursuant to its terms) make certain payments in settlement of the Litigation; and

     WHEREAS, in accordance with Section 8.14 and Section 8.16 of the Merger Agreement and in light of the MOU, Parent, Merger Sub and the Company desire to amend certain provisions of the Merger Agreement and to agree with respect to certain matters;

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

          1. Defined Terms. Capitalized terms used herein and not otherwise defined have the meaning set forth therefor in the Merger Agreement.

          2. Approval of MOU. Parent and Merger Sub hereby accept and acknowledge the MOU and agree (if the proposed settlement provided for therein becomes final and binding on the parties to the Litigation pursuant to its terms) to pay the amounts contemplated therein (in cash or stock) in settlement of the Litigation to the holders of Company Class A Common Stock as therein provided and as provided below.

          3. Amendments to Article 2.

             (a) The definition of "Merger Consideration" contained in Section
        2.3 of Article 2 is hereby amended by deleting such definition in its entirety and replacing it with the following:

                "The shares of Parent Common Stock to be issued to holders of Company Common Stock in accordance with this Section 2.3, the amount of cash to be paid in lieu of fractional shares in accordance with
           Section 2.4(f)(ii) and the consideration to be paid to holders of Company Class A Common Stock in accordance with Section 2.6 are collectively referred to as the "Merger Consideration."

             (b) Article 2 of the Merger Agreement is hereby amended by inserting the following as an additional section entitled "Section 2.6."

                "Section 2.6  Settlement of Litigation.

                "(a) In addition to any other consideration to be paid to each holder of Company Class A Common Stock (but not in duplication thereof), Parent agrees to pay or cause to be paid such number of shares of Parent Common Stock and/or such amount of cash as equals (a) the aggregate number of shares and/or amount of cash, if any, to be paid to such holders pursuant to a settlement or adjudication, if any, of the litigation (the "Litigation") entitled "In Re SFX Entertainment, Inc. Shareholders Litigation" filed with The Court of Chancery of the State of Delaware in and for New Castle County (Consolidated Civil Action No. 17818) and "Franklin Advisers, Inc., et al. v. Robert F.X. Sillerman, et al." filed with The Court of Chancery of the State of Delaware in and for New Castle County (Civil Action No. 17818) (less applicable legal fees and other amounts deducted as, in each case, may be approved by the applicable court), divided by (b) the number of shares of Company Class A Common Stock outstanding immediately prior to the Effective Time.

                "(b) Notwithstanding anything herein to the contrary (including, without limitation, the provisions of Section 2.4), each holder of Company Class A Common Stock will continue to be entitled to receive the consideration referred to in Section 2.6(a) following the Effective Time and any exchange of certificates with respect to such Company Class A Common Stock, and the Exchange Fund shall not terminate with respect to any portion of the Merger Consideration payable in accordance with Section 2.6(a) and deposited therein until six months after such deposit."

             (c) The provisions of this Section 3 of this Amendment shall be null and void and of no further force and effect, if the Court renders a decision not to approve the settlement contemplated by the MOU or counsel for the plaintiffs in the Litigation withdraw from the MOU.

          4. Amendment to Article 6. Section 6.1 of the Merger Agreement is hereby amended by deleting subsection 6.1(g) in its entirety and replacing it with the following:

             "(g) Each of the Company and Parent shall have received prior to the effectiveness of Merger an opinion of its tax counsel, Paul, Hastings, Janofsky & Walker LLP and Akin, Gump, Strauss, Hauer & Feld, L.L.P., respectively, in form and substance reasonably satisfactory to the Company and Parent, as applicable, to the effect that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that the Company, Parent and Merger Sub will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code, and that accordingly none of the Company, Parent and Merger Sub shall recognize gain or loss for federal income tax purposes as a result of the Merger and the Class A common stockholders of the Company will not recognize gain or loss for federal income tax purposes on the receipt pursuant to the Merger of Parent Common Stock in exchange for shares of Company Common Stock, except with respect to cash received in lieu of fractional share of Parent Common Stock and with respect to the cash, if any, paid by Parent in connection with the stockholder litigation. For purposes of these opinions, the Merger will not include the Charter Amendment or the transactions described in the two side letter agreements dated February 28, 2000, as amended. In rendering such opinions, Paul, Hastings, Janofsky & Walker LLP and Akin, Gump, Strauss, Hauer & Feld, L.L.P. shall receive and may rely upon representations contained in certificates of Parent, Merger Sub and the Company in form and substance substantially similar to the certificates attached hereto as Exhibits 6.1(a)-1 and 6.1(a)-2."

          5. Amendments to Exhibits. Exhibit 6.1(a)-1 and Exhibit 6.1(a)-2 are hereby amended as follows:

             (i) Paragraph I of each exhibit is amended by adding the words "and cash, if any, received in the Merger as a result of the stockholder litigation" after the word "Stock" and in front of the word "and".

             (ii) Paragraph 17 of each exhibit is amended by deleting that paragraph in its entirety and inserting in lieu thereof the following:

                "The Merger Agreement, as amended, and the two side letter agreements dated February 28, 2000, as amended including the Amendment to First Letter Agreement dated May 12, 2000, represent the full and complete agreement between Parent, Merger Sub and Company regarding the Merger, and there are no other written or oral agreements regarding the Merger other than those expressly referred to in these documents

          6. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any applicable conflicts of law.

          7. Continued Effect. Except as provided in this Amendment, the terms and provisions of the Merger Agreement shall remain in full force and effect.

          8. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                            [SIGNATURE PAGE FOLLOWS]

                          FIRST AMENDMENT TO AGREEMENT
                       AND PLAN OF MERGER SIGNATURE PAGE

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

                                            CLEAR CHANNEL COMMUNICATIONS, INC.

                                            By:     /s/ RANDALL T. MAYS
                                              ----------------------------------
                                                Name: Randall T. Mays

                                                Title:Executive Vice President
                                                      and Chief Financial
                                                      Officer

                                            CCU II MERGER SUB, INC.

                                            By:     /s/ RANDALL T. MAYS
                                              ----------------------------------
                                                Name: Randall T. Mays

                                                Title:Executive Vice President
                                                      and Chief Financial
                                                      Officer

                                            SFX ENTERTAINMENT, INC.

                                            By:  /s/ ROBERT F.X. SILLERMAN
                                              ----------------------------------
                                                Robert F.X. Sillerman
                                                Executive Chairman

                                                                      APPENDIX B

                                LEHMAN BROTHERS

                                                                    May 16, 2000

The Special Committee
of the Board of Directors
SFX Entertainment, Inc.
650 Madison Avenue
New York, New York 10022

Members of the Special Committee:

     On February 28, 2000, SFX Entertainment, Inc. ("SFX" or the "Company"), Clear Channel Communications, Inc. ("Clear Channel") and CCU II Merger Sub, Inc. ("Sub"), a wholly owned subsidiary of Clear Channel, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Sub will merge with and into SFX, with SFX continuing as the surviving corporation and becoming a wholly owned subsidiary of Clear Channel (the "Proposed Transaction"). In the Proposed Transaction, each share of SFX's Class A Common Stock (the "SFX Class A Common Stock") was to be converted into 0.6 shares (the "Class A Exchange Ratio") of Clear Channel's Common Stock (the "Clear Channel Common Stock") and each share of SFX's Class B Common Stock (the "SFX Class B Common Stock") was to be converted into 1.0 share of Clear Channel Common Stock. In connection with the Proposed Transaction, the principal holder of the SFX Class B Common Stock agreed to enter into a non-competition agreement with Clear Channel effective upon the closing of the Proposed Transaction. In addition, in connection with the Proposed Transaction, certain members of the management of SFX were to have formed an entity to purchase selected Internet investments of the Company (the "Internet Investments") in exchange for cash or a convertible note payable to the Company. The terms and conditions of the Proposed Transaction are set forth in more detail in the Merger Agreement.

     On February 28, 2000, we rendered an opinion to the Special Committee of the Board of Directors of the Company (the "Special Committee") with respect to the fairness, from a financial point of view, to the holders of the SFX Class A Common Stock of the Class A Exchange Ratio to be offered to such holders in the Proposed Transaction.

     We understand that the terms of the Proposed Transaction have been modified in connection with the settlement of litigation filed by certain holders of the SFX Class A Common Stock relating to the Proposed Transaction. Under the revised terms, holders of SFX Class A Common Stock will receive, subject to court approval, an aggregate of $34.5 million in either Clear Channel Common Stock or cash (subject to the deduction of plaintiffs' legal fees to be approved by the court) from Clear Channel in addition to the Class A Exchange Ratio (the "Additional Consideration"). In addition, with respect to the Internet Investments, most of the Internet Investments will be retained by Clear Channel and Clear Channel will agree within three years to make certain payments to the management of SFX based upon the value of such assets as determined by the sale or appraisal of such assets. The revised terms relating to the Additional Consideration and the Internet Investments are set forth in more detail in a memorandum of understanding (the "MOU") and an amendment to the first letter agreement (the "Letter Agreement") each entered into as of May 12, 2000.

     We have been requested by the Special Committee to render our opinion as of the date hereof with respect to the fairness, from a financial point of view, to the holders of the SFX Class A Common Stock of the Class A Exchange Ratio to be offered to holders of the SFX Class A Common Stock in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction. In addition, our opinion does not address any aspect of the Proposed Transaction other than the fairness, from a financial point of view, of the Class A Exchange Ratio to be offered to holders of SFX Class A Common Stock in the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement, the MOU, the Letter Agreement and the specific terms of the Proposed Transaction (2) publicly available information concerning the Company, Clear Channel and AMFM, Inc., a company which Clear Channel has agreed to acquire ("AMFM"), that we believe to be relevant to our analysis, including without limitation, Forms 10-K of the Company, Clear Channel and AMFM for the fiscal year ended December 31, 1999; (3) financial and operating information with respect to the business, operations and prospects of the Company and the Internet Investments furnished to us by the Company and certain financial forecasts prepared by the Company; (4) financial and operating information with respect to the business, operations and prospects of Clear Channel furnished to us by Clear Channel and certain financial forecasts prepared by Clear Channel;
(5) a trading history of the SFX Class A Common Stock from February 18, 1998 to the present and a comparison of this trading history with those of other companies that we deemed relevant; (6) a trading history of the Clear Channel Common Stock from January 1, 1998 to the present, including the trading history of the Clear Channel Common Stock following the announcement of significant acquisitions, and a comparison of this trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant and a comparison of the historical financial results and present financial condition of Clear Channel with those of other companies that we deemed relevant; (8) third party research analysts' earnings estimates, valuation analyses, target prices and investment recommendations for the Company and Clear Channel; (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (10) the potential pro forma financial effects of the Proposed Transaction. We also have had discussions with the managements of the Company and Clear Channel concerning their respective businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company and Clear Channel that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts of the Company, upon advice of the Company we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such forecasts in arriving at our opinion. However, for purposes of our analysis, we also have considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the forecasts of the Company. We have discussed these adjusted forecasts with the management of the Company and they have agreed with the appropriateness of the use of such adjusted forecasts in performing our analysis. With respect to financial forecasts of Clear Channel, we have assumed that published estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of Clear Channel and that Clear Channel will perform substantially in accordance with such estimates.

     In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Upon advice of the Company and its legal advisors, we have assumed that the receipt of shares of Clear Channel Common Stock by holders of SFX Class A Common Stock in the Proposed Transaction will qualify as a tax-free transaction to such holders. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Class A Exchange Ratio to be offered to the holders of the SFX Class A Common Stock in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We have performed various investment banking services for the Company and Clear Channel in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Clear Channel for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                            Very truly yours,

                                            LEHMAN BROTHERS

                                            By:
                                              ----------------------------------
                                                      Managing Director

                                                                      APPENDIX C

February 28, 2000

Board of Directors
SFX Entertainment, Inc.
650 Madison Ave.
New York, NY 10022

Attention: Robert F.X. Sillerman
           Michael G. Ferrel

Gentlemen:

     We understand that SFX Entertainment, Inc. ("SFX") and Clear Channel Communications, Inc. ("Clear Channel") have entered into an Agreement and Plan of Merger dated as of February 28, 2000 (the "Merger Agreement"), pursuant to which a subsidiary of Clear Channel will be merged with and into SFX, and (i) each outstanding share of Class A common stock, par value $.01 per share, of SFX (the "SFX Class A common stock") will be converted into the right to receive 0.6 share (the "Class A exchange ratio") of common stock, par value $0.10 per share, of Clear Channel ("Clear Channel common stock"), and (ii) each issued and outstanding share of Class B common stock, par value $.01 per share, of SFX ("SFX Class B common stock") will be converted into the right to receive 1.0 share of Clear Channel common stock (the "Class B exchange ratio") (collectively, the "Proposed Transaction"). In addition, concurrently with or immediately after the consummation of the Proposed Transaction, members of senior management of SFX who are not employed by Clear Channel after the closing of the Proposed Transaction will form an entity that will acquire certain Internet-related assets of SFX (the "Internet Investment Sale"). You have provided us with a copy of the Merger Agreement and a letter agreement dated as of February 28, 2000 ("Letter Agreement") setting forth the principal terms of the Internet Investment Sale as well as certain other transactions relating to senior SFX management.

     You have asked us to render our opinion as to whether the Class A exchange ratio is fair, from a financial point of view, to the holders of the SFX Class A common stock, excluding those holders who are also holders of SFX Class B common stock or their affiliates and excluding Clear Channel or its affiliates (the "Unaffiliated Class A Shareholders").

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed the Merger Agreement and the terms of the Proposed Transaction set forth therein;

     - reviewed the Letter Agreement and the terms of the Internet Investment Sale set forth therein;

     - reviewed SFX's Annual Reports to Shareholders and Annual Reports on Form 10-K for the year ended December 31, 1998; its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 1999; its Report on Form 8-K dated September 17, 1999; and its Prospectus dated August 17, 1999;

     - reviewed certain operating and financial information, including preliminary financial results of SFX for the year ended December 31, 1999 and projected financial results of SFX for the two years ended December 31, 2000 and 2001 provided to us by SFX management relating to SFX's business and prospects;

     - discussed SFX's business, operations, historical and projected financial results and future prospects, with certain members of SFX's senior management;

     - reviewed Clear Channel's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996, 1997 and 1998; its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1999; its Form 8-K dated October 2, 1999; its

       Prospectus dated November 19, 1999; and its press release dated February 22, 2000 announcing financial results for the year ended December 31, 1999;

     - reviewed certain operating and financial information, including projected financial results for Clear Channel for the two years ended December 31, 2000 and 2001, provided to us by Clear Channel's management relating to Clear Channel's business and prospects;

     - discussed Clear Channel's business, operations, historical and projected financial results for Clear Channel and future prospects with certain members of Clear Channel's senior management;

     - reviewed the historical prices, trading multiples and trading volumes of SFX Class A common stock and Clear Channel common stock;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to SFX and Clear Channel;

     - reviewed the financial terms of recent mergers and acquisitions with respect to companies which we deemed generally comparable to SFX, and of mergers and acquisitions which we deemed comparable to the Proposed Transaction;

     - reviewed the pro forma financial results, financial condition and capitalization of Clear Channel, giving effect to the Proposed Transaction;

     - reviewed the pro forma financial results of Clear Channel and SFX, giving effect to various other announced and/or completed transactions which were provided to us by Clear Channel and SFX, respectively, and reviewed the pro forma financial effect of the Internet Investment Sale, except that pro forma financial results for the year ended December 31, 1999 for Clear Channel, giving effect to the pending acquisition by Clear Channel of AMFM, Inc., were derived from Wall Street research; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, without limitation, the projected financial results provided to us by SFX and Clear Channel. We also have assumed the completion of the Internet Investment Sale on the terms set forth in the Letter Agreement. With respect to SFX's and Clear Channel's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of SFX and Clear Channel as to the expected future performance of SFX and Clear Channel, respectively. We have not assumed any responsibility for the independent verification of any such information or of the projected financial results provided to us, and we have further relied upon the assurances of the senior management of SFX and Clear Channel that they are unaware of any facts that would make the information or projected financial results provided to us incomplete or misleading.

     In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of SFX and Clear Channel, nor have we been furnished with any such appraisals. You have not authorized us to solicit indications of interest from any third parties regarding a transaction with SFX, and we have not solicited proposals from third parties to purchase all or part of SFX's business nor are we aware of any such proposals other than the Internet Investment Sale. We have assumed that the Merger will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. We have assumed that the Proposed Transaction will be consummated without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on SFX or Clear Channel.

     We do not express any opinion as to the price or range of prices at which the shares of SFX Class A common stock or Clear Channel common stock may trade subsequent to the announcement of the Proposed Transaction or as to the price or range of prices at which the shares of Clear Channel common stock may trade subsequent to the consummation of the Proposed Transaction.

     We have acted as a financial advisor to SFX in connection with the Proposed Transaction and will receive a customary fee for such services, a portion of which is contingent on successful consummation of the Proposed Transaction. Bear Stearns has been previously engaged by SFX to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of SFX and/or Clear Channel for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of SFX and does not constitute a recommendation to the Board of Directors of SFX or any holders of SFX Class A common stock as to how to vote in connection with the Proposed Transaction, including the proposed amendment to SFX's charter provided for in the Merger Agreement. This opinion does not address SFX's underlying business reason to pursue the Proposed Transaction or the Internet Investment Sale. In addition, we express no opinion as to the fairness from a financial point of view of the Class B exchange ratio or the fairness from a financial point of view of the Internet Investment Sale. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any document to be distributed to the holders of SFX Class A common stock in connection with the Proposed Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. With your consent, we have no obligation, and do not intend, to update or revise this letter after the date hereof.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Class A exchange ratio is fair, from a financial point of view, to the Unaffiliated Class A Shareholders.

                                            Very truly yours,

                                            BEAR, STEARNS & CO. INC.

                                            By:     /s/ LISBETH BARRON
                                              ----------------------------------

                                                                      APPENDIX D

                            CERTIFICATE OF AMENDMENT
                                     OF THE
               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                            SFX ENTERTAINMENT, INC.,
                             A DELAWARE CORPORATION

     SFX ENTERTAINMENT, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

     1. This Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends the Corporation's original Certificate of Incorporation filed with the Secretary of State on December 2, 1997, as amended on February 25, 1998, and as amended and restated on May 5, 1998.

     2. Section 5.1 IDENTICAL RIGHTS OF ARTICLE FIVE: COMMON STOCK of the Amended and Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

          "5.1 IDENTICAL RIGHTS. Except as herein otherwise expressly provided in this Restated Certificate of Incorporation, including, without limitation, in connection with any transactions excepted from Section 5.7 hereof, all shares of Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges."

     3. Section 5.7  CONSIDERATION ON MERGER, CONSOLIDATION, ETC. OF ARTICLE
FIVE: Common Stock of the Amended and Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

          "5.7 CONSIDERATION ON MERGER, Consolidation, Etc. In any merger, consolidation, or business combination, the consideration to be received per share by the holders of Class A Common Stock and Class B Common Stock must be identical for each class of stock, except that in any such transaction in which shares of common stock are to be distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the Class A Common Stock and the Class B Common Stock. This
     Section 5.7 shall not apply to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 28, 2000, as it may be amended from time to time (the "Merger Agreement"), among Clear Channel Communications, Inc. ("Clear Channel"), CCU II Merger Sub, Inc. and the Corporation, or to any consideration to be received or which may be deemed to be received by the holders of the Common Stock (including the holders of the Class B Common Stock) thereunder or pursuant to any of the agreements contemplated by, or entered into in connection with, the Merger Agreement, including, without limitation, the Letter Agreement dated as of February 28, 2000 by and between the Corporation and Clear Channel, as amended on May 12, 2000, the Non-Competition and Non-Disclosure Agreement between Clear Channel and Robert F.X. Sillerman and the Stockholder Agreement between Clear Channel and Robert F.X. Sillerman and the Stockholder Agreement between Clear Channel and Robert Ferrel."

     4. The foregoing amendment of the Amended and Restated Certificate of Incorporation has been duly adopted by the board of directors of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

     5. The foregoing amendment of the Amended and Restated Certificate of Incorporation has been duly approved by the required vote of stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by its Executive Vice President, General Counsel and Secretary and attested by
its Assistant Secretary this      day of             , 2000.

                                            SFX ENTERTAINMENT, INC.

                                            By:
                                            ------------------------------------
                                                      Howard J. Tytel
                                           Executive Vice President,
                                           General Counsel and Secretary

ATTEST:

------------------------------------------------------
        Assistant Secretary

                                                                      APPENDIX E

                         FORM OF STOCKHOLDER AGREEMENT

     This STOCKHOLDER AGREEMENT (the "AGREEMENT"), dated as of this 28th day of February, 2000, is entered into by and between Clear Channel Communications,
Inc., a Texas corporation ("PARENT"), and           (the "STOCKHOLDER").

                                  WITNESSETH:

     WHEREAS, Parent, CCU II Merger Sub, Inc., a Delaware corporation ("MERGER SUB"), and SFX Entertainment, Inc., a Delaware corporation (the "COMPANY"), have entered into an Agreement and Plan of Merger of even date herewith (as the same may be amended from time to time the "MERGER AGREEMENT"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Merger Sub with and into the Company (the "MERGER");

     WHEREAS, as of the date hereof, the Stockholder is the record or beneficial owner of the number of shares (the "SHARES") of Class A common stock, par value $0.01 per share, of the Company (the "COMPANY CLASS A COMMON STOCK"), and of Class B common stock, par value $0.01 per share, of the Company (the "COMPANY CLASS B COMMON STOCK" and, together with the Company Class A Common Stock, the "COMPANY COMMON STOCK"), set forth on Schedule I attached hereto; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder is willing to agree, to the matters set forth herein. Except as specified herein, terms defined in the Merger Agreement are used herein as defined therein.

     NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

     1. Definitions. Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

          (a) "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

          (b) "Amendment Proposal" shall mean the proposal to amend the Company's Amended and Restated Certificate of Incorporation as contemplated in Section 3.3 of the Merger Agreement.

          (c) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3(a)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. The Shares subject to this Agreement shall include Shares held by the Sillerman Communications Management Corporation, The Sillerman Companies and Sillerman Communications Partners as well as any Shares transferred to any Affiliate or family member of the Stockholder after the date of this Agreement in accordance with Section 4(a)(vi). For purposes of this Agreement, the Shares Beneficially Owned by the Stockholder shall not include the shares of Company Class A Common Stock held of record by Howard
     J. Tytel, his nominees or his Affiliates (other than the Stockholder or the entities described above) and with respect to which the Stockholder has the right to vote.

          (d) "Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

     2. Voting Agreement. From the date of this Agreement and ending as of the Termination Date, the Stockholder hereby agrees to vote (or cause to be voted) all of the Shares (and any and all securities issued or issuable in respect thereof) which the Stockholder is entitled to vote (or to provide his written consent thereto), at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:

          (a) in favor of the Merger and the approval and adoption of the terms contemplated by the Merger Agreement and the Amendment Proposal and any actions required in furtherance thereof;

          (b) against any action or agreement that is reasonably likely to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and

          (c) except for all such actions which may be permitted to the Company under the Merger Agreement, against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries other than the Merger, (ii) a sale or transfer (other than to a subsidiary of the Company) of assets of the Company or any of its material subsidiaries comprising more than 15% of the assets of the Company on a consolidated basis, (iii) any change in a majority of the Board of Directors of the Company other than in connection with an annual meeting of the stockholders of the Company with respect to the slate of directors proposed by the incumbent Board of Directors of the Company (in which case he agrees to vote for the slate proposed by the incumbent Board) or (iv) any action that is reasonably likely to materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transaction contemplated by the Merger Agreement;

provided, however, that in the event the Parent Common Stock Market Value at the time any annual, special or other meeting of the stockholders of the Company is first convened to consider the Merger (or on the date of any consent in lieu of such a meeting) is less than $69.72 per share, then notwithstanding the foregoing provisions of this Section 2, the Stockholder may, at his option, either (i) vote all the Shares in favor of the Merger, the Merger Agreement and the Amendment Proposal (collectively, the "Merger Proposals") or (ii) in any class vote of the holders of Company Class A Common Stock on the approval and adoption of the Merger Proposals, vote the Shares in a manner consistent (either all "FOR" or all "AGAINST") with the vote of the holders of a majority of the holders of Company Class A Common Stock who vote FOR or AGAINST the Merger Proposals.

     3. Capture.

     (a) In the event that any of the Shares are sold, transferred, exchanged, canceled or disposed of in connection with or as a result of any Acquisition Proposal that is in existence on or that has been otherwise made prior to the Termination Date (an "Alternative Disposition") then, within five business days after the closing of such Alternative Disposition, the Stockholder shall tender and pay to, or shall cause to be tendered and paid to, Parent, or its designee, in immediately available funds, 30% of the Profit realized from such Alternative Disposition. As used in this Section 3(a), "Profit" shall mean an amount equal to the excess, if any, of (i) the Alternative Transaction Consideration over
(ii) the Current Transaction Consideration. As used in this Section 3, Alternative Transaction Consideration shall mean all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by the Stockholder (as well as any members of the Stockholder's family and/or his Affiliates to whom he has transferred Shares after the date hereof pursuant to
Section 4(a)(vi) below) in respect of the Shares in connection with or as a result of such Alternative Disposition or any agreements or arrangements (including, without limitation, any employment agreement (except a bona fide employment agreement pursuant to which the Stockholder is required to devote, and under which the Stockholder in good faith intends to devote, substantially all of his business time and effort to the performance of executive services for the Company in a manner substantially similar to Stockholder's current employment arrangements with the Company), consulting agreement, non-competition agreement, confidentiality agreement, settlement agreement or release agreement) entered into, directly or indirectly, by the Stockholder as a part of or in connection with the Alternative Disposition or associated Acquisition Proposal. As used in this Agreement, Current Transaction Consideration shall mean the sum of all amounts to be received, directly or indirectly, by the Stockholder pursuant to
Article II of the Merger Agreement as well as the value of all Options to be received by the Stockholder in connection with the Merger and the aggregate amount of all other payments or other consideration to be received by the Stockholder as a direct result of the Merger.

     (b) For purposes of determining Profit under this Section 3, (i) all non-cash items shall be valued based upon the fair market value thereof as determined by an independent expert selected by Parent and who is reasonably acceptable to Stockholder, (ii) all deferred payments or consideration shall be discounted to reflect a market rate of net present value thereof as determined by the above-referenced independent expert, (iii) all contingent payments will be assumed to have been paid and (iv) if less than all of the Shares are subject to the Alternative Disposition, then the Current Transaction Consideration shall be deemed to be an amount equal to the Current Transaction Consideration multiplied by a fraction, the numerator of which is the number of the Shares sold, transferred, exchanged, canceled or disposed of in such Alternative Disposition and the denominator of which is the total number of the Shares. In the event any contingent payments included in the determination of Profits ultimately are not paid pursuant to an Alternative Disposition, then Parent shall reimburse Stockholder for any amounts paid to Parent hereunder in respect of such uncollected contingent payments promptly after receipt of written notice of such non payment, unless the Stockholder has not used its best efforts to receive such contingent payments.

     (c) In the event that after the date of this Agreement, the amount of consideration to be received by the holders of Company Common Stock in connection with the Merger should be increased (a "Second Transaction"), then, as may be requested by Parent, Stockholder shall either (i) execute and deliver to Parent such documents or instruments as may be necessary to waive the right to receive 30% of such increase to the extent that such increase results in any Profit or (ii) tender and pay, or cause to be tendered and paid, to Parent, or its designee, in immediately available funds 30% of the Profit realized from such Second Transaction. As used in this Section 3(c), Profit shall mean an amount equal to the excess, if any, of (y) the Second Transaction Consideration over (z) the Current Transaction Consideration. As used in this Agreement, Second Transaction Consideration shall mean all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by the Stockholder (as well as any members of the Stockholder's family and/or his Affiliates to whom he has transferred Shares after the date hereof pursuant to Section 4(a)(vi) below) in respect of the Shares in connection with or as a result of the Second Transaction or any agreements or arrangements (including, without limitation, any employment agreement (except a bona fide employment agreement pursuant to which the Stockholder is required to devote, and under which Stockholder in good faith intends to devote, substantially all of his business time and effort to the performance of executive services for the Company in a manner substantially similar to Stockholder's current employment arrangements with the Company), consulting agreement, non-competition agreement, confidentiality agreement, settlement agreement or release agreement) entered into, directly or indirectly, by the Stockholder as a part of or in connection with the Second Transaction.

     4. Covenants, Representations and Warranties of the Stockholder and Parent.

     (a) The Stockholder hereby represents, warrants and covenants to Parent as follows:

          (i) Ownership. As of the date of this Agreement, the Stockholder is either (A) the record and Beneficial Owner of, or (B) the Beneficial Owner but not the record holder of, the number of issued and outstanding Shares set forth on Part A of Schedule I hereto and the Options and SARs set forth on Part B of Schedule I hereto. As of the date of this Agreement, the Shares set forth on Part A of Schedule I hereto constitute all of the issued and outstanding Shares owned of record or Beneficially Owned by the Stockholder. Except as otherwise set forth in Part A to Schedule I, the Stockholder has sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the

     Shares set forth on Part A of Schedule I hereto, with no material limitations, qualifications or restrictions on such rights, subject to applicable securities laws, the terms of this Agreement and to the right of pledgees under the pledge agreements entered into in connection with bona fide lending transactions that are not entered into in connection with an Acquisition Proposal.

          (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law)). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby. If the Stockholder is married and the Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law)).

          (iii) No Conflicts. Except for filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not materially interfere with the Stockholder's ability to perform his obligations hereunder, and none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall
     (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of his properties or assets may be bound, or (B) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Stockholder or any of the Shares, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of the Stockholder to perform its obligations hereunder.

          (iv) No Encumbrances. Except (A) as required by Sections 2 and 3, (B) for pledges or encumbrances created in compliance with Section 4(a)(vi), and (C) items listed in Schedule I, at all times during the term hereof, all of the Shares will be held by the Stockholder, an Affiliate of the Stockholder, by a nominee or custodian for the benefit of the Stockholder, or by a family member of the Stockholder (subject to the conditions set forth in clause (vi) below) free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any liens, claims, understandings or arrangements that do not limit or impair Stockholder's ability to perform his obligations under this Agreement.

          (v) No Solicitation. The Stockholder shall comply with the terms of
     Section 5.10 of the Merger Agreement to the extent such terms would be applicable to him.

          (vi) Restriction on Transfer, Proxies and Non-Interference. Except as otherwise contemplated by the Merger Agreement or this Agreement, from and after the date of this Agreement and ending on the Termination Date, the Stockholder shall not, and shall cause each of his Affiliates who

     Beneficially Own any of the Shares not to, directly or indirectly without the consent of Parent in respect of any Acquisition Proposal or otherwise:
     (A) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (each, a "Transfer"), any or all of the Shares, or any interest therein, (B) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, (C) enter into any agreement or arrangement providing for any of the actions described in clause (A) or (B) above or (D) take any action that would reasonably be expected to have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under this Agreement; provided, however, the Stockholder may, without the consent of Parent, (x) Transfer his Shares to members of his family and/or Affiliates, further provided, however, that such transferees agree to be bound by the terms of this Agreement and such transferred Shares shall continue to constitute "Shares" hereunder; and (y) pledge or encumber all or any portion of the Shares in connection with a bona fide lending transaction with any institutional lender that is not entered into in connection with an Acquisition Proposal, provided that the Stockholder shall not be in default of any obligation securing such pledge. The Stockholder will provide Parent with notice of any pledge of the Shares.

          (vii) Waiver of Appraisal Rights. The Stockholder hereby waives, and shall cause any of its Affiliates who hold of record any of the Shares to waive, any rights of appraisal or rights to dissent from the Merger that the Stockholder or such Affiliate may have.

          (viii) Further Assurances. From time to time, at Parent's request and without further consideration, the Stockholder shall execute and deliver such additional documents as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     (b) Parent hereby represents, warrants and covenants to the Stockholder as follows:

          (i) Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with full corporate power and authority to own its properties and carry on its business as presently conducted. Parent has the corporate power and authority to enter into and perform all of its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (ii) No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not interfere with its ability to perform its obligations hereunder, and none of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof shall (A) conflict with or result in any breach of any applicable organizational documents applicable to Parent, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent is a party or by which Parent or any of Parent's properties or assets may be bound, (C) require any consent, approval, authorization or permit of, registration, declaration or filing (except for filings under the Exchange Act) with, or notification to, any government entity, (D) require any material consent, authorization or approval of any person other than a governmental entity, or (E) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Parent or any of Parent's properties or assets, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of Parent to perform its obligations hereunder.

          (iii) Execution, Delivery and Performance by Parent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and Parent has taken all other actions required by law, its Amended and Restated Articles of Incorporation and its Bylaws to consummate the transactions contemplated by this Agreement. This Agreement constitutes the valid and binding obligations of Parent and is enforceable in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally.

     (c) The Stockholder hereby represents and warrants to Parent that the Board of Directors of the Company has approved the terms of this Agreement and the transactions contemplated herein and such approval is sufficient to render inapplicable to this Agreement and the transactions contemplated herein the provisions of Section 203 of the Delaware General Corporation Law.

     6. Stop Transfer. From and after the date of this Agreement and ending as of the first to occur of the Effective Time or the Termination Date, the Stockholder will not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, except as otherwise contemplated hereby.

     7. Recapitalization; Option Exercise. In the event of a stock dividend or distribution, or any change in the Shares (or any class thereof) by reason of any split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall include, without limitation, all such stock dividends and distributions and any shares into which or for which any or all of the Shares (or any class thereof) may be changed or exchanged as may be appropriate to reflect such event. The term "Shares" shall also include any shares of Company Common Stock with respect to which the Stockholder acquires record or Beneficial Ownership after the date of this Agreement and prior to the Termination Date.

     8. Stockholder Capacity. The Stockholder does not make any agreement or understanding herein in the Stockholder's capacity as a director or officer of the Company. The Stockholder executes this Agreement solely in his capacity as a record owner and/or Beneficial Owner of the Shares and nothing herein shall limit or affect any actions taken by the Stockholder or any designee of the Stockholder in his capacity as an officer or director of the Company or any of its Subsidiaries.

     9. No Conversion. The Stockholder will not, prior to the Termination Date, convert any of the shares of Company Class B Common Stock that he Beneficially Owns into shares of Company Class A Common Stock.

     10. Miscellaneous.

     (a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     (b) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses or the addresses set forth on the signature pages hereto:

If to Stockholder:
with a copy to:     Winston & Strawn
                    200 Park Avenue
                    New York, New York 10166
                    Attention:  Jonathan Goldstein
                                 Daniel A. Ninivaggi
                    Facsimile:  (212) 294-4700
If to Parent:       Clear Channel Communications, Inc.
                    200 Concord Plaza
                    Suite 600
                    San Antonio, Texas 78216
                    Facsimile: (212) 822-2299
with a copy to:     Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                    300 Convent Street, Suite 1500
                    San Antonio, Texas 78205
                    Attention:  Stephen C. Mount
                                 John Strickland
                    Facsimile:  (201) 224-2035

     or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     (d) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by the Stockholder of any covenants or agreements contained in this Agreement will cause the Parent to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the Parent shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

     (f) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (h) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto; provided that, in the event of the Stockholder's death, the benefits and obligations of the Stockholder hereunder shall inure to his successors and heirs.

     (i) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     (j) Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery in the State of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph and shall not be deemed to be a general submission to the jurisdiction of said Court or in the State of Delaware other than for such purposes. Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

     (k) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     (l) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement. This Agreement shall not be effective as to any party hereto until such time as this Agreement or a counterpart thereof has been executed and delivered by each party hereto.

     (m) Trust Funds. In the event that any party hereto should receive any funds that are to be paid to another party pursuant to the terms of this Agreement, then the receiving party shall hold such funds in trust for the benefit of the party entitled to receive such funds and shall promptly pay such funds to the party entitled to receive such funds in accordance with this Agreement.

     10. Termination. This Agreement shall terminate without any further action on the part of any party hereto on the first to occur of the Effective Time or the Termination Date (as such terms are defined in the Merger Agreement).

                      STOCKHOLDER AGREEMENT SIGNATURE PAGE

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Stockholder and a duly authorized officer of Parent on the day and year first written above.

                                          Parent:

                                          CLEAR CHANNEL COMMUNICATIONS, INC.

                                          By:
                                            ------------------------------------
                                              Randall T. Mays
                                              Executive Vice President
                                                and Chief Financial Officer
                                              Address:  200 Concord Plaza
                                                        Suite 600
                                                        San Antonio, Texas 78216
                                              Facsimile: (210) 822-2299

                                          STOCKHOLDER:

                                          By:
                                            ------------------------------------

                                   SCHEDULE I

                                     PART A

NAME OF OWNER                                                          SHARES
-------------                                                          ------

                                     PART B

NAME OF OWNER                                                     OTHER SECURITIES
-------------                                                     ----------------

                                                                      APPENDIX F

                            FORM OF VOTING AGREEMENT

     This VOTING AGREEMENT (the "AGREEMENT"), dated as of this 28th day of February, 2000, is entered into by and among CLEAR CHANNEL COMMUNICATIONS, INC.,
a Texas corporation ("Parent"), and           (the "Stockholder").

                                  WITNESSETH:

     WHEREAS, Parent, CCU II Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and SFX Entertainment, Inc., a Delaware corporation (the "COMPANY"), have entered into an Agreement and Plan of Merger of even date herewith (as the same may be amended from time to time, the "MERGER AGREEMENT"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Merger Sub with and into the Company (the "MERGER");

     WHEREAS, as of the date hereof, the Stockholder is the record or Beneficial Owner of the number of shares (the "SHARES") of Class A common stock, par value $0.01 per share, of the Company (the "COMPANY Class A Common Stock"), and of Class B common stock, par value $0.01 per share, of the Company (the "COMPANY CLASS B COMMON STOCK" and, together with the Company Class A Common Stock, the "COMPANY COMMON STOCK"), set forth on Schedule I attached hereto; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder is willing to agree, to the matters set forth herein. Except as specified herein, terms defined in the Merger Agreement are used herein as defined therein.

     NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

     1. Definitions. Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

          (a) "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

          (b) "Amendment Proposal" shall mean the proposal to amend the Company's Amended and Restated Certificate of Incorporation as contemplated in Section 3.3 of the Merger Agreement.

          (c) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having voting power with respect to such securities (as determined pursuant to Rule 13d-3(a)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

          (d) "Equity Hedging Transaction" shall mean any equity swap, collar or other derivative instrument that hedges the Stockholder's risk with respect to the value of all or a portion of the Shares, provided that the term or settlement date with respect to any such instrument is on or after January 31, 2001 and, prior to settlement, the Stockholder retains the right to vote the Shares.

          (e) "Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

     2. Voting Agreement. From the date of this Agreement and ending as of the Termination Date, the Stockholder hereby agrees to vote (or cause to be voted) all of the Shares (and any and all securities issued or issuable in respect thereof) which such Stockholder is entitled to vote (or to provide his written consent thereto), at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:

          (a) in favor of the Merger and the approval and adoption of the terms contemplated by the Merger Agreement and the Amendment Proposal and any actions required in furtherance thereof;

          (b) against any action or agreement that is reasonably likely to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and

          (c) except for all such actions which the Company may undertake under the Merger Agreement, against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries, other than the Merger, (ii) a sale or transfer (other than to a subsidiary of the Company) of assets of the Company or any of its material subsidiaries comprising more than 15% of the assets of the Company on a consolidated basis, (iii) any change in a majority of the Board of Directors of the Company other than in connection with an annual meeting of the shareholders of the Company with respect to the slate of directors proposed by the incumbent Board of Directors of the Company (in which case he agrees to vote for the slate proposed by the incumbent Board) or (iv) any action that is reasonably likely to materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transaction contemplated by the Merger Agreement.

     3. Covenants, Representations and Warranties of the Stockholder and Parent.

          (a) The Stockholder hereby represents, warrants and covenants to Parent as follows:

          (i) Ownership. As of the date of this Agreement, the Stockholder is either (A) the record and Beneficial Owner of, or (B) the Beneficial Owner but not the record holder of, the number of issued and outstanding Shares set forth on Part A of Schedule I hereto and the Options and SARs set forth on Part B of Schedule I hereto. As of the date of this Agreement, the Shares set forth on Part A of Schedule I hereto constitute all of the issued and outstanding Shares owned of record or Beneficially Owned by the Stockholder. Except as otherwise set forth in Part A to Schedule I, the Stockholder has the sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares set forth on Part A of Schedule I hereto, with no material limitations, qualifications or restrictions on such rights, subject to applicable securities laws, the terms of this Agreement and to the right of pledgees under pledge agreements entered into in connection with bona fide lending transactions that are not entered into in connection with an Acquisition Proposal.

          (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law)). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby. If the Stockholder is married and the Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law)).

          (iii) No Conflicts. As of the date of this Agreement, except for filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if applicable no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not materially interfere with the Stockholder's ability to perform his obligations hereunder, and none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall
     (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of his properties or assets may be bound, or (B) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Stockholder or any of the Shares, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of the Stockholder to perform its obligations hereunder.

          (iv) No Encumbrances. Except (A) as required by Section 2, (B) for pledges or encumbrances created in compliance with Section 3(a)(vi), and
     (C) items listed in Schedule I, at all times during the term hereof, all of the Shares will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, or by a family member or Affiliate of the Stockholder (subject to the conditions set forth in clause (vi) below) free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any liens, claims, understandings or arrangements that do not limit or impair Stockholder's ability to perform his obligations under this Agreement.

          (v) No Solicitation. The Stockholder shall comply with the terms of
     Section 5.10 of the Merger Agreement to the extent such terms would be applicable to him.

          (vi) Restriction on Transfer, Proxies and Non-Interference. Except as otherwise contemplated by the Merger Agreement or this Agreement, from and after the date of this Agreement and ending on the Termination Date, the Stockholder shall not, directly or indirectly without the consent of Parent in respect of any Acquisition Proposal or otherwise: (A) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (each, a "Transfer"), any or all of the Shares, or any interest therein, (B) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, (C) enter into any agreement or arrangement providing for any of the actions described in clause (A) or (B) above or (D) take any action that would reasonably be expected to have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under this Agreement; provided, however, the Stockholder may, without the consent of Parent, (x) Transfer his Shares to members of his family and/or Affiliates, further provided, however, that such transferees agree to be bound by the terms of this Agreement; (y) pledge or encumber all or any portion of the Shares in connection with a bona fide lending transaction with any institutional lender that is not entered into in connection with an Acquisition Proposal; and (z) engage in an Equity Hedging Transaction.

          (vii) Further Assurances. From time to time, at Parent's request and without further consideration, the Stockholder shall execute and deliver such additional documents as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     (b) Parent hereby represents, warrants and covenants to the Stockholder as follows:

          (i) Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with full corporate power and authority to own its properties and carry on its business as presently conducted. Parent has the corporate power and authority to enter into and perform all of its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (ii) No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by either Parent and the consummation by Parent of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not interfere with its ability to perform its obligations hereunder, and none of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof shall (A) conflict with or result in any breach of any applicable organizational documents applicable to Parent, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent is a party or by which Parent or any of Parent's properties or assets may be bound, (C) require any consent, approval, authorization or permit of, registration, declaration or filing (except for filings under the Exchange Act) with, or notification to, any government entity, (D) require any material consent, authorization or approval of any person other than a governmental entity, or (E) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Parent or any of Parent's properties or assets, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of Parent to perform its obligations hereunder.

          (iii) Execution, Delivery and Performance by Parent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and Parent has taken all other actions required by law, its Amended and Restated Certificate of Incorporation and its Bylaws to consummate the transactions contemplated by this Agreement. This Agreement constitutes the valid and binding obligations of Parent and is enforceable in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally.

     4. Recapitalization; Option Exercise. In the event of a stock dividend or distribution, or any change in the Shares (or any class thereof) by reason of any split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall include, without limitation, all such stock dividends and distributions and any shares into which or for which any or all of the Shares (or any class thereof) may be changed or exchanged as may be appropriate to reflect such event. The term "Shares" shall also include any shares of Company Common Stock acquired by the Stockholder after the date of this Agreement and before the Termination Date.

     5. Stockholder Capacity. The Stockholder does not make any agreement or understanding herein in the Stockholder's capacity as a director or officer of the Company. The Stockholder executes this Agreement solely in his capacity as a record owner and/or Beneficial Owner of the Shares and nothing herein shall limit or affect any actions taken by the Stockholder or any designee of the Stockholder in his capacity as an officer or director of the Company or any of its Subsidiaries.

     6. Indemnification. Parent shall, to the fullest extent permitted under applicable law, indemnify and hold harmless the Stockholder against any costs or expenses (including attorneys' fees as provided below), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation by or on behalf of the Company or any stockholder of the Company asserting any breach by the Stockholder of any fiduciary duty on his part to the Company or the other stockholders of the Company by reason of the Stockholder entering into this Agreement, for a period of six years after the date hereof. In the event the Stockholder seeks indemnification from Parent for any such claim, action, suit, proceeding or investigation (whether arising before or after the termination of this

Agreement), (a) Parent shall pay the fees and expenses of one counsel selected by such Stockholder and reasonably acceptable to Parent to represent such Stockholder in connection therewith promptly after statements therefor are received, and (b) Parent will cooperate in the defense of any such matter; provided, however, that Parent shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); provided, further, that in the event that any claim or claims for indemnification under this Section 6 are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the final disposition of any and all such claims. This
Section 6 shall survive until the latest of the following: (i) six years from the date hereof, (ii) the termination of this Agreement, and (iii) the final disposition of all claims for indemnification asserted or made within the six-year period following the date hereof.

     7. Miscellaneous.

     (a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     (b) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses or the addresses set forth on the signature pages hereto:

If to Stockholder:
with a copy to:     Winston & Strawn
                    200 Park Avenue
                    New York, New York 10166
                    Attention:  Jonathan Goldstein
                                 Daniel A. Ninivaggi
                    Facsimile No.:  (212) 294-4700
If to Parent:       Clear Channel Communications, Inc.
                    200 Concord Plaza
                    Suite 600
                    San Antonio, Texas 78216
                    Facsimile No.:  (210) 822-2299
with a copy to:     Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                    300 Convent Street, Suite 1500
                    San Antonio, Texas 78205
                    Attention:  Stephen Mount
                                 John Strickland
                    Facsimile No.:  (210) 224-2035

     or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     (d) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by the Stockholder of any covenants or agreements contained in this Agreement will cause the Parent to sustain damages for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the Parent shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

     (f) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (h) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto; provided that, in the event of the Stockholder's death, the benefits and obligations of the Stockholder hereunder shall inure to his successors and heirs.

     (i) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     (j) Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery in the State of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph and shall not be deemed to be a general submission to the jurisdiction of said Court or in the State of Delaware other than for such purposes. Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

     (k) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     (l) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement. This Agreement shall not be effective as to any party hereto until such time as this Agreement or a counterpart thereof has been executed and delivered by each party hereto.

     8. Termination. This Agreement shall terminate without any further action on the part of any party hereto on the first to occur of the Effective Time or the Termination Date.

                        VOTING AGREEMENT SIGNATURE PAGE

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Stockholder and a duly authorized officer of Parent on the day and year first written above.

                                          Parent:

                                          CLEAR CHANNEL COMMUNICATIONS, INC.

                                          By:
                                            ------------------------------------
                                              Randall T. Mays
                                              Executive Vice President
                                                and Chief Financial Officer
                                              Address:  200 Concord Plaza
                                                        Suite 600
                                                        San Antonio, Texas 78216
                                              Facsimile No.: (210) 822-2299

                                          STOCKHOLDER:

                                          --------------------------------------

                                   SCHEDULE I

                                     PART A

NAME OF OWNER                                                          SHARES
-------------                                                          ------

                                     PART B

NAME OF OWNER                                                     OTHER SECURITIES
-------------                                                     ----------------

                                                                      APPENDIX G

                            SFX ENTERTAINMENT, INC.

                  2000 STOCK OPTION AND RESTRICTED STOCK PLAN

                                   SECTION 1

                           ESTABLISHMENT AND PURPOSE

     This Plan is established to (i) offer selected, directors, officers, Employees and Consultants of the Company or its Subsidiaries an equity ownership interest in the financial success of the Company, (ii) provide the Company an opportunity to attract, retain and motivate the best available personnel for positions of substantial responsibility and (iii) to encourage equity participation in the Company by eligible Participants. This Plan provides for the grant by the Company of (i) Options to purchase Shares, and (ii) shares of Restricted Stock. Options granted under this Plan may include Nonstatutory Options as well as ISOs intended to qualify under Section 422 of the Code.

                                   SECTION 2

                                  DEFINITIONS

     "BOARD OF DIRECTORS" shall mean the board of directors of the Company, as duly elected from time to time.

     "CHANGE IN CONTROL" shall mean such time as either (i) any "person", as such term is used in Section 14(d) of the Exchange Act (other than the Company, a wholly-owned subsidiary of the Company, any employee benefit plan of the Company or its Subsidiaries or Mr. Sillerman together with his affiliates (as such term is defined in Rule 12b-2 of the Exchange Act)) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act (or any successor rule), directly or indirectly, of fifty percent (50%) or more of the combined voting power of the Company's common stock or (ii) individuals who constitute the Board of the Directors on the effective date of this Plan (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election by the Company's shareholders was approved by a vote of at least three quarters of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for the director without objection to such nomination) shall be, for purposes of this clause (ii) considered as though such person was a member of the Incumbent Board.

     "CODE" shall mean the Internal Revenue Code of 1986, as amended, and as interpreted by the regulations thereunder.

     "COMMITTEE" shall mean the Stock Option Committee of the Company, or such other Committee as may be appointed by the Board of Directors from time to time.

     "COMPANY" shall mean SFX Entertainment, Inc., a Delaware corporation.

     "CONSULTANT" shall mean any individual that is expressly designated as a consultant of the Company or its Subsidiaries by the Committee in its sole discretion.

     "COVERED EMPLOYEE" shall mean an individual who, on the last day of the taxable year, is the chief executive officer of the Company or any one of the four most highly compensated officers of the Company other than the chief executive, as described in Section 162(m)(e) of the Code.

     "DATE OF GRANT" shall mean the date on which the Committee resolves to grant an Option to an Optionee or grant Restricted Stock to a Participant, as the case may be.

     "DISINTERESTED DIRECTOR" shall mean a member of the Board of Directors who is both (i) a Non-Employee Director, within the meaning of Rule 16b-3 promulgated under the Exchange Act, as amended from time to time and (ii) an Outside Director, within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder, as amended from time to time.

     "EMPLOYEE" shall include every individual performing Services to the Company or its Subsidiaries other than as a Consultant and only if the relationship between such individual and the Company or its Subsidiaries is the legal relationship of employer and employee. This definition of "Employee" is qualified in its entirety and is subject to the definition set forth in Section 3401(c) of the Code and the regulations thereunder.

     "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, and as interpreted by the rules and regulations promulgated thereunder.

     "EXERCISE PRICE" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified by the Committee in the applicable Stock Option Agreement, but in no event less than the par value per Share.

     "FAIR MARKET VALUE" shall mean the closing price of the shares on the national securities exchange on which the Shares are listed (if the shares are so listed) as reported in the Wall Street Journal on the applicable date (or, if not so reported, as otherwise reported by the National Association of Securities Dealers Automated Quotation System) or on the NASDAQ National Market System (if the Shares are regularly quoted thereon), or, if not so listed or regularly quoted, the mean of the closing bid and asked prices of the securities in the over-the-counter market, on the applicable date or, if such bid and asked prices shall not be available, as reported by any nationally recognized quotation service selected by the Company, or as determined by the Committee in a manner consistent with the provisions of the Code.

     "ISO" shall mean a stock option which is granted to an individual and which meets the requirements of Section 422 of the Code.

     "NONSTATUTORY OPTION" shall mean any Option granted by the Committee that is not an ISO.

     "OPTION" shall mean either an ISO or Nonstatutory Option, as the context requires, granted under this Plan.

     "OPTIONEE" shall mean a Participant who holds an Option.

     "PARTICIPANTS" shall mean those individuals described in Section 1 of this Plan selected by the Committee who are eligible under Section 4 of this Plan for grants of either Options or Restricted Stock under this Plan.

     "PERMANENT AND TOTAL DISABILITY" shall mean that an individual is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of more than twelve (12) months. An individual shall not be considered to suffer from Permanent and Total Disability unless such individual furnishes proof of the existence thereof in such form and manner, and at such times, as the Committee may reasonably require. The scope of this definition shall automatically be reduced or expanded to the extent that Section 22(e)(3) of the Code is amended to reduce or expand the scope of the definition of Permanent and Total Disability thereunder.

     "PLAN" shall mean this SFX Entertainment, Inc. 2000 Stock Option and Restricted Stock Plan, as amended from time to time.

     "PLAN AWARD" shall mean the grant of either an Option or Restricted Stock, as the context requires.

     "RESTRICTED STOCK" shall have that meaning set forth in Section 7(a) of this Plan.

     "RESTRICTED STOCK ACCOUNT" shall have that meaning set forth in Section 7(a)(ii) of this Plan.

     "RESTRICTED STOCK CRITERIA" shall have that meaning in Section 7(a)(iv) of this Plan.

     "RESTRICTION PERIOD" shall have that meaning in Section 7(a)(iii) of this Plan.

     "SERVICES" shall mean services rendered to the Company or any of its Subsidiaries by a Participant.

     "SHARE" shall mean one share of Stock, as adjusted in accordance with
Section 9 of this Plan (if applicable).

     "STOCK" shall mean the Class A Common Stock of the Company, par value $.01 per share.

     "STOCK OPTION AGREEMENT" shall mean the agreement executed between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to the granting of an Option.

     "SUBSIDIARY" shall mean any corporation as to which more than fifty (50%) percent of the outstanding voting stock or shares shall now or hereafter be owned or controlled, directly by a person, any Subsidiary of such person, or any Subsidiary of such Subsidiary.

     "TEN-PERCENT SHAREHOLDER" shall mean a person that owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company or any Subsidiary, taking into account the attribution rules set forth in Section 424 of the Code, as amended. For purposes of this definition of "Ten Percent Shareholder" the term "outstanding stock" shall include all stock actually issued and outstanding immediately after the grant of an Option to an Optionee. "Outstanding stock" shall not include reacquired shares or shares authorized for issuance under outstanding Options held by the Optionee or by any other person.

     "VEST DATE" shall have that meaning in Section 7(a)(v) of this Plan.

                                   SECTION 3

                                 ADMINISTRATION

     (A) GENERAL ADMINISTRATION. This Plan shall be administered by the Committee, which shall consist of at least two persons, each of whom shall be Disinterested Directors. The members of the Committee shall be appointed by the Board of Directors for such terms as the Board of Directors may determine. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, however caused, may be filled by the Board of Directors.

     (B) COMMITTEE PROCEDURES. The Board of Directors shall designate one of the members of the Committee as chairman. The Committee may hold meetings at such times and places as it shall determine. The acts of a majority of the Committee members present at meetings at which a quorum exists, or acts reduced to or approved in writing by a majority of all Committee members, shall be valid acts of the Committee. A majority of the Committee shall constitute a quorum.

     (C) AUTHORITY OF COMMITTEE. This Plan shall be administered by, or under the direction of, the Committee constituted in such a manner as to comply at all times with Rule 16b-3 (or any successor rule) under the Exchange Act. The Committee shall administer this Plan so as to comply at all times with the Exchange Act and the Code and shall have absolute and final authority, subject to the provisions of the Plan, to interpret this Plan and to make all determinations specified in or permitted by this Plan or deemed necessary or desirable for its administration or for the conduct of the Committee's business including without limitation the authority to take the following actions:

          (i) To interpret this Plan and to apply its provisions;

          (ii) To adopt, amend or rescind rules, procedures and forms relating to this Plan;

          (iii) To authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of this Plan;

          (iv) To determine when Plan Awards are to be granted under this Plan;

          (v) To select the Optionees and Participants;

          (vi) To determine the number of Shares to be made subject to each Plan Award;

          (vii) To prescribe the terms, conditions and restrictions of each Plan Award, including without limitation, the Exercise Price, the vesting schedule and the determination whether an Option is to be classified as an ISO or a Nonstatutory Option;

          (viii) To amend or cancel any outstanding Stock Option Agreement (other than the Exercise Price) or the terms, conditions and restrictions of a grant of Restricted Stock, subject to applicable legal restrictions and the consent of the Optionee or Participant, as the case may be, who entered into such agreement, or accelerate the vesting of any Plan Award;

          (ix) To establish procedures so that an Optionee may obtain a loan through a registered broker-dealer under the rules and regulations of the Federal Reserve Board, for the purpose of exercising an Option;

          (x) To establish procedures for an Optionee (1) to have withheld from the total number of Shares to be acquired upon the exercise of an Option that number of Shares having a Fair Market Value, which, together with such cash as shall be paid in respect of fractional shares, shall equal the Exercise Price, and (2) to exercise a portion of an Option by delivering that number of Shares already owned by an Optionee having a Fair Market Value which shall equal the partial Exercise Price and to deliver the Shares thus acquired by such Optionee in payment of Shares to be received pursuant to the exercise of additional portions of the Option, the effect of which shall be that an Optionee can in sequence utilize such newly acquired shares in payment of the Exercise Price of the entire Option, together with such cash as shall be paid in respect of fractional shares;

          (xi) To establish procedures whereby a number of Shares may be withheld from the total number of Shares to be issued upon exercise of an Option, to meet the obligation of withholding for federal and state income and other taxes, if any, incurred by the Optionee upon such exercise; and

          (xii) To take any other actions deemed necessary or advisable for the administration of this Plan.

     All interpretations and determinations of the Committee made with respect to the administration and interpretation of the Plan and the granting of Plan Awards shall be final, conclusive, and binding on all interested parties. The Committee may make grants of Plan Awards on an individual or group basis. The provisions and conditions of the Plan Awards need not be the same with respect to each Optionee or Participant or with respect to each Plan Award. No member of the Committee shall be liable for any action that is taken or is omitted to be taken if such action or omission is taken in good faith with respect to this Plan or grant of any Plan Award.

     (D) HOLDING PERIOD. The Committee may in its sole discretion require as a condition to the granting of any Plan Award, that a Participant hold the Plan Awards for a period of six months following the date of such acquisition. This condition shall be satisfied with respect to an Option if at least six months elapse from the date of acquisition of the Option to the date of disposition of the Option (other than upon exercise or conversion) or its underlying equity security.

     (E) COMPLIANCE WITH SECTION 162(M) OF THE CODE. It is intended that the granting of the Plan Award [Stock Option] that affects a Covered Employee will qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

     (F) NON-U.S. EMPLOYEES. With respect to the Plan Awards made outside the United States the Committee is authorized to take the following actions:

          (i) Adopt rules or procedures relating to the operation and administration of the Plan outside of the United States to accommodate the specific requirements of local laws and procedures;

          (ii) To provide for such modification and additional terms and conditions in Plan Awards granted to Participants who are employed outside the United States (or who are foreign nationals temporarily in the United States) as are necessary or appropriate to accommodate the differences in local law, policy or custom or to facilitate administration of the Plan;

          (iii) To determine, whether any payment pursuant to a Plan Award under the Plan shall be in a local currency, as opposed to U.S. dollars, and the method and rate of converting the payment into local currency; and

          (iv) To adopt sub-plans applicable to particular subsidiaries or locations outside of the United States. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of
     Section 5, but unless otherwise superseded by the terms of such sub-plan, the provisions of the Plan shall govern the operation of such sub-plan.

                                   SECTION 4

                                  ELIGIBILITY

     (A) GENERAL RULE. Subject to the limitations set forth in subsection b below or elsewhere in this Plan, Participants shall be eligible to participate in this Plan.

     (B) NON-EMPLOYEE INELIGIBLE FOR ISOS. In no event shall an ISO be granted to any individual who is not an Employee on the Date of Grant.

                                   SECTION 5

                             SHARES SUBJECT TO PLAN

     (A) BASIC LIMITATION. Shares offered under this Plan may be authorized but unissued Shares or Shares that have been reacquired by the Company. The aggregate number of Shares that are available for issuance under this Plan shall not exceed four million (4,000,000) Shares, subject to adjustment pursuant to
Section 9 of this Plan. The Committee shall not issue more Shares than are available for issuance under this Plan. The number of Shares that are subject to unexercised Options at any time under this Plan shall not exceed the number of Shares that remain available for issuance under this Plan. The Company, during the term of this Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of this Plan.

     (B) ADDITIONAL SHARES. In the event any outstanding Option for any reason expires, is canceled or otherwise terminates, the Shares allocable to the unexercised portion of such Option shall again be available for issuance under this Plan. In the event that Shares issued under this Plan revert to the Company prior to the Vest Date under a grant of Restricted Stock, such Shares shall again be available for issuance under this Plan.

                                   SECTION 6

                        TERMS AND CONDITIONS OF OPTIONS

     (A) TERM OF OPTION. The term of each Option shall be ten (10) years from the Date of Grant or such shorter term as may be determined by the Committee; provided, however, in the case of an ISO granted to a Ten-Percent Shareholder, the term of such ISO shall be five (5) years from the Date of Grant or such shorter time as may be determined by the Committee.

     (B) EXERCISE PRICE AND METHOD OF PAYMENT.

          (i) Exercise Price. The Exercise Price shall be such price as is determined by the Committee in its sole discretion and set forth in the Stock Option Agreement; provided, however, in the case of an ISO granted to any Optionee and a Nonstatutory Option to an Optionee who is also a Covered Employee, the Exercise Price shall not be less than 100% of the Fair Market Value of the Shares subject to such Option on the Date of Grant (or 110% in the case of an ISO granted to a Participant who is a Ten-Percent Shareholder on the Date of Grant).

          (ii) Payment of Shares. Payment for the Shares upon exercise of an Option shall be made in cash, by certified check, or if authorized by the Committee, by delivery of other Shares having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Shares as to which said Option is being exercised, or by any combination of such methods of payment or by any other method of payment as may be permitted under applicable law and this Plan and authorized by the Committee under Section 3(c) of this Plan.

     (C) EXERCISE OF OPTION.

          (i) Procedure for Exercise; Rights of Shareholder. Any Option granted hereunder shall be exercisable at such times under such conditions as shall be determined by the Committee including, without limitation performance criteria with respect to the Company and/or the Optionee and in accordance with the terms of this Plan. To the extent that Options granted hereunder are ISOs, the Committee shall designate such Options as ISOs in the written instrument evidencing such Option. If the written instrument does not designate the Options as ISOs, then the Option shall be a Nonstatutory Option.

          An Option may not be exercised for a fraction of a Share.

          An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Stock Option Agreement by the Optionee entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Committee, consist of any form of consideration and method of payment allowable under Section 6(b)(ii) of this Plan. Upon the receipt of notice of exercise and full payment for the Shares, the Shares shall be deemed to have been issued and the Optionee shall be entitled to receive such Shares and shall be a shareholder with respect to such Shares, and the Shares shall be considered fully paid and nonassessable. No adjustment will be made for a dividend or other right for which the record date is prior to the date on which the stock certificate is issued, except as provided in
     Section 9 of this Plan.

          Each exercise of an Option shall reduce, by an equal number, the total number of Shares that may thereafter be purchased under such Option.

          (ii) Termination of Status as an Employee or Consultant. Except as provided in Subsections 6(c)(iii) and 6(c)(iv) below, an Optionee holding an Option who ceases to be an Employee, a Consultant or a director of the Company may, but only until the earlier of the date (x) the Option held by the Optionee expires, or (y) thirty (30) days after the date such Optionee ceases to be an Employee, a Consultant or a director, exercise the Option to the extent that the Optionee was entitled to exercise it on such date; provided, however, that in the event the Optionee is an Employee and is terminated without cause (as determined in the sole discretion of the Committee) then the thirty (30) day period described in this sentence shall be automatically extended to ninety (90) days (and in the case of a Nonstatutory Option, such period shall be automatically extended to six (6) months), unless the Committee further extends such period in its sole discretion. To the extent that the Optionee was not entitled to exercise an Option on such date, or if the Optionee does not exercise it within the time specified herein, such Option shall terminate. The Committee shall have the authority to determine the date an Optionee ceases to be an Employee, a Consultant or a director.

          (iii) Permanent and Total Disability. Notwithstanding the provisions of Section 6(c)(ii) above, in the event an Optionee is unable to continue to perform Services for the Company or any of its Subsidiaries as a result of such Optionee's Permanent and Total Disability (and, for ISOs, at the time such Permanent and Total Disability begins, the Optionee was an Employee and had been an Employee since the Date of Grant), such Optionee may exercise an Option in whole or in part notwithstanding that such Option may not be fully exercisable, but only until the earlier of the date

     (x) the Option held by the Optionee expires, or (y) twelve (12) months from the date of termination of Services due to such Permanent and Total Disability. To the extent the Optionee is not entitled to exercise an Option on such date or if the Optionee does not exercise it within the time specified herein, such Option shall terminate.

          (iv) Death of an Optionee. Upon the death of an Optionee, any Option held by an Optionee shall terminate and be of no further effect; provided, however, notwithstanding the provisions of Section 6(c)(ii) above, in the event an Optionee's death occurs during the term of an Option held by such Optionee and, at the time of death, the Optionee was an Employee, Consultant or, director (and, for ISOs, the Optionee had been an Employee since the Date of Grant), the Option may be exercised in whole or in part notwithstanding that such Option may not have been fully exercisable on the date of the Optionee's death, but only until the earlier of the date (x) the Option held by the Optionee expires, or (y) twelve (12) months from the date of the Optionee's death, by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance. To the extent the Option is not entitled to be exercised on such date or if the Option is not exercised within the time specified herein, such Option shall terminate.

     (D) NON-TRANSFERABILITY OF OPTIONS. Except as may be permitted by the Committee in its sole discretion, any Option granted under this Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder, and is not assignable by operation of law or subject to execution, attachment or similar process. During the Optionee's lifetime, any Option granted under this Plan can only be exercised by such Optionee. Any attempted sale, pledge, assignment, hypothecation or other transfer of the Option contrary to the provisions hereof and the levy of any execution, attachment or similar process upon the Option shall be null and void and without force or effect. No transfer of the Option by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Option. The terms of any Option transferred by will or by the laws of descent and distribution shall be binding upon the executors, administrators, heirs and successors of Optionee.

     (E) TIME OF GRANTING OPTIONS. Any Option granted hereunder shall be deemed to be granted on the Date of Grant. Written notice of the Committee's determination to grant an Option to a Participant, evidenced by a Stock Option Agreement, dated as of the Date of Grant, shall be given to such Participant within a reasonable time after the Date of Grant.

     (F) MODIFICATION, EXTENSION AND RENEWAL OF OPTIONS. Within the limitations of this Plan, the Committee may modify, extend or renew outstanding Options or may accept the cancellation of outstanding Options (to the extent not previously exercised) for the granting of new Options in substitution therefor. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, alter or impair the Optionee's rights or obligations under such Option; provided that the Committee may, in its sole discretion, and without the consent of the Optionee or any other person, reduce the exercise price of all or any part of any Option or accelerate the vesting of all or part of any Option.

     (G) RESTRICTIONS ON TRANSFER OF SHARES. Any Shares issued upon exercise of an Option shall be subject to such rights of repurchase and other transfer restrictions as the Committee may determine in its sole discretion. Such restrictions shall be set forth in the applicable Stock Option Agreement.

     (H) SPECIAL LIMITATION ON ISOS. To the extent that the aggregate Fair Market Value (determined on the Date of Grant) of the Shares with respect to which ISOs are exercisable for the first time by an individual during any calendar year under this Plan, and under all other plans maintained by the Company, exceeds $100,000, such Options shall be treated as Nonstatutory Options.

     (I) LEAVES OF ABSENCE. Leaves of absence approved by the Committee which conform to the policies of the Company shall not be considered termination of employment until the employer-employee relationship, as defined under the Code or the regulations promulgated thereunder, ends or, if earlier, the leave of absence period expires and the individual fails to return to active employment with the Company.

     (J) LIMITATION ON GRANTS OF PLAN AWARDS TO COVERED EMPLOYEES. The total number of Shares for which Options may be granted and which may be awarded as Restricted Stock to any Covered Employee during any one-year period shall not exceed 1,200,000 in the aggregate.

     (K) DISQUALIFYING DISPOSITIONS. The Stock Option Agreement evidencing any ISO granted under this Plan shall provide that if the Optionee makes a disposition, within the meaning of Section 425(c) of the Code and the regulations promulgated thereunder, of any share or shares issued to him pursuant to the exercise of the ISO within the two-year period commencing on the day after the Date of Grant of such Option or within a one-year period commencing on the day after the date of transfer of the share or shares to him pursuant to the exercise of such Option, he shall, within ten days of such disposition, notify the Company thereof and immediately deliver to the Company any amount of federal income tax withholding required by law.

     (L) WITHHOLDING TAXES. The Committee shall require an Optionee to pay to the Company at the time of exercise of an Option the amount that the Company deems necessary to satisfy its obligation to withhold federal, state or local income or other taxes incurred by reason of the exercise. Upon the exercise of an Option requiring tax withholding, an Optionee may either pay such taxes in cash or make a written election to have Shares withheld by the Company from the shares otherwise to be received by the Optionee. The acceptance of any such election by an Optionee shall be at the sole discretion of the Committee. In addition, the Committee may require the Company to withhold Shares from the Shares otherwise to be received by an Optionee upon exercise of an option. The number of Shares withheld pursuant to this paragraph shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the applicable withholding taxes.

                                   SECTION 7

                                RESTRICTED STOCK

     (A) AUTHORITY TO GRANT RESTRICTED STOCK. The Committee shall have the authority to grant to Participants Shares that are subject to certain terms, conditions and restrictions (the "Restricted Stock"). The Restricted Stock may be granted by the Committee either separately or in combination with Options. The terms, conditions and restrictions of the Restricted Stock shall be determined from time to time by the Committee without limitation, except as otherwise provided in this Plan; provided, however, that each grant of Restricted Stock shall require the Participant to remain an Employee of (or otherwise provide Services to) the Company or any of its Subsidiaries for at least six (6) months from the Date of Grant. The granting, vesting and issuing of the Restricted Stock shall also be subject to the following provisions:

          (i) Nature of Grant. Restricted Stock shall be granted to Participants for Services rendered and at no additional cost to Participant; provided, however, that the value of the Services performed must, in the opinion of the Committee, equal or exceed the par value of the Restricted Stock to be granted to the Participant.

          (ii) Restricted Stock Account. The Company shall establish a restricted stock account (the "Restricted Stock Account") for each Participant to whom Restricted Stock is granted, and such Restricted Stock shall be credited to such account. No certificates will be issued to the Participant with respect to the Restricted Stock until the Vest Date as provided herein. Every credit of Restricted Stock under this Plan to a Restricted Stock Account shall be considered "contingent" and unfunded until the Vest Date. Such contingent credits shall be considered bookkeeping entries only, notwithstanding the "crediting" of "dividends" as provided herein. Such accounts shall be subject to the general claims of the Company's creditors. The Participant's rights to the Restricted Stock Account shall be no greater than that of a general creditor of the Company. Nothing contained herein shall be construed as creating a trust or fiduciary relationship between the Participants and the Company, the Board of Directors or the Committee.

          (iii) Restrictions. The terms, conditions and restrictions of the Restricted Stock shall be determined by the Committee on the Date of Grant. The Restricted Stock may not be sold, assigned, transferred, redeemed, pledged or otherwise encumbered during the period in which the terms, conditions and restrictions apply (the "Restriction Period"). More than one grant of Restricted Stock may be outstanding at any one time, and the Restriction Periods may be of different lengths. Receipt of the Restricted Stock is conditioned upon satisfactory compliance with the terms, conditions and restrictions of this Plan and those imposed by the Committee.

          (iv) Restricted Stock Criteria. At the time of each grant of Restricted Stock, the Committee in its sole discretion may establish certain criteria to determine the times at which restrictions placed on Restricted Stock shall lapse (i.e., the termination of the Restriction Period), which criteria may include without limitation performance measures and targets and/or holding period requirements (the "Restricted Stock Criteria"). The Committee may establish a corresponding relationship between the Restricted Stock Criteria and (x) the number of Shares of Restricted Stock that may be earned, and (y) the extent to which the terms, conditions and restrictions on the Restricted Stock shall lapse. Restricted Stock Criteria may vary among grants of Restricted Stock; provided, however, that once the Restricted Stock Criteria are established for a grant of Restricted Stock, the Restricted Stock Criteria shall not be modified with respect to such grant.

          (v) Performance Based Grants to Covered Employees. Grants of Restricted Stock to Covered Employees shall be designed to be performance-based in order to qualify as performance-based compensation under Section 162(m) of the Code. The performance period will be determined by the Committee, but no performance period will be less than one year. Within 90 days after the beginning of a performance period, the Committee will establish in writing one or more objective criteria for the performance period, provided that the outcome is substantially uncertain at the time the Committee actually establishes such criteria (or at such earlier time as may be required or such later time as may be permissible under Section 162(m) of the Code. The criteria may include an increase in earnings per Share, Share price, market share, revenue, net profits, and operating profit margin. Each Covered Employee who is granted Restricted Stock will begin to vest in the number of Shares of Restricted Stock at the close of the performance period based on the attainment of the objective criteria during the performance period as determined by the Committee within the first 90 days of that period.

          Prior to the vesting of Restricted Stock by the Covered Employees, the Committee shall certify in writing the actual performance of the criteria. No vesting of Restricted Stock under the Plan shall occur until the Stockholders have approved this Plan.

          (vi) Vesting. On the date the Restriction Period terminates, the Restricted Stock shall vest in the Participant (the "Vest Date"), who may then require the Company to issue certificates evidencing the Restricted Stock credited to the Restricted Stock Account of such Participant.

          (vii) Dividends. The Committee may provide from time to time that amounts equivalent to dividends shall be payable with respect to the Restricted Stock held in the Restricted Stock Account of a Participant. Such amounts shall be credited to the Restricted Stock Account and shall be payable to the Participant on the Vest Date.

          (viii) Termination of Services. If a Participant (x) with the consent of the Committee, ceases to be an Employee of, or otherwise ceases to provide Services to, the Company or any of its Subsidiaries, or (y) dies or suffers from Permanent and Total Disability, the vesting or forfeiture (including without limitation the terms, conditions and restrictions) of any grant under this Section 7 shall be determined by the Committee in its sole discretion, subject to any limitations or terms of this

     Plan. If the Participant ceases to be an Employee of, or otherwise ceases to provide Services to, the Company or any of its Subsidiaries for any other reason, all grants of Restricted Stock under this Plan shall be forfeited (subject to the terms of this Plan).

     (B) DEFERRAL OF PAYMENTS.

     The Committee may establish procedures by which a Participant may elect to defer the transfer of Restricted Stock to the Participant. The Committee shall determine the terms and conditions of such deferral in its sole discretion.

                                   SECTION 8

                               ISSUANCE OF SHARES

     As a condition to the transfer of any Shares issued under this Plan, the Company may require an opinion of counsel, satisfactory to the Company, to the effect that such transfer will not be in violation of the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities laws, rules or regulations, or that such transfer has been registered under federal and all applicable state securities laws. The Company may refrain from delivering or transferring Shares issued under this Plan until the Committee has determined that the Participant has tendered to the Company any and all applicable federal, state or local tax owed by the Participant as the result of the receipt of a Plan Award, the exercise of an Option or the disposition of any Shares issued under this Plan, in the event that the Company reasonably determines that it might have a legal liability to satisfy such tax. The Company shall not be liable to any person or entity for damages due to any delay in the delivery or issuance of any stock certificate evidencing any Shares for any reason whatsoever.

                                   SECTION 9

             CAPITALIZATION ADJUSTMENTS; MERGER; CHANGE IN CONTROL

     (A) ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Option, the aggregate number of Shares that have been authorized for issuance under this Plan and the number of Shares of Restricted Stock credited to any Restricted Stock Account of a Participant (as well as the Exercise Price covered by any outstanding Option), shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, payment of a stock dividend with respect to the Stock or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. Such adjustment shall be made by the Committee in its sole discretion, which adjustment shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

     (B) DISSOLUTION, LIQUIDATION, SALE OF ASSETS OR MERGER. In the event of the dissolution or liquidation of the Company, other than pursuant to a Reorganization (hereinafter defined), any Option granted under the Plan shall terminate as of a date to be fixed by the Committee, provided that not less than 30 days written notice of the date so fixed shall be given to each Optionee and each such Optionee shall have the right during such period to exercise his Options as to all or any part of the Shares covered thereby including Shares as to which such Options would not otherwise be exercisable by reason of an insufficient lapse of time.

     In the event of a Reorganization in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization, then

          (i) if there is no plan or agreement respecting the Reorganization ("Reorganization Agreement") or if the Reorganization Agreement does not specifically provide for the change, conversion or exchange of the Shares under outstanding unexercised Options for securities of another corporation, then the Committee shall take such action, and the Options shall terminate, as provided above; or

          (ii) if there is a Reorganization Agreement and if the Reorganization Agreement specifically provides for the change, conversion or exchange of the shares under outstanding or unexercised options for securities of another corporation, then the Committee shall adjust the shares under such outstanding unexercised Options (and shall adjust the Shares which are then available to be optioned, if the Reorganization Agreement makes specific provisions therefore) in a manner not inconsistent with the provisions of the Reorganization Agreement for the adjustment, change, conversion or exchange of such stock and such options.

     The term "Reorganization" as used in this Subsection 9(b) shall mean any statutory merger, statutory consolidation, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company pursuant to which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization.

     Except as provided above in this Section 9(b) and except as otherwise provided by the Committee in its sole discretion, any Options shall terminate immediately prior to the consummation of such proposed action.

     Fractional shares resulting from any adjustments pursuant to this Section may be settled in cash or otherwise as the Committee shall determine. Notice of any adjustment shall be given by the Company to each holder of an Option or share of Restricted Stock which shall have been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

     (C) CHANGE IN CONTROL. Subject to Section 9(b), in the event there occurs a Change of Control, (i) the Optionees shall have the right to exercise from and after the date of the Change in Control the Option held by such Optionee in whole or in part notwithstanding that such Option may not be fully exercisable, and (ii) any and all restrictions on any Restricted Stock credited to a Restricted Stock Account shall lapse and such stock shall immediately vest in the Participants notwithstanding that the Restricted Stock held in such account was unvested.

                                   SECTION 10

                              NO EMPLOYMENT RIGHTS

     No provision of this Plan, under any Stock Option Agreement or under any grant of Restricted Stock shall be construed to give any Participant any right to remain an Employee of, or provide Services to, the Company or any of its Subsidiaries or to affect the right of the Company to terminate any Participant's service at any time, with or without cause.

                                   SECTION 11

                TERM OF PLAN; EFFECT OF AMENDMENT OR TERMINATION

     (A) EFFECTIVE DATE; TERM OF PLAN. This Plan shall become effective as determined by the Board of Directors and only if the proposed merger between the Company and Clear Channel Communications, Inc. pursuant to that certain Agreement and Plan of Merger dated February 29, 2000 is not consummated, but no Options granted under this Plan shall be exercised and no grants of Restricted Stock shall have their restrictions lapse unless and until this Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date this Plan is adopted by the Board of Directors. This Plan shall continue in effect for a term of ten (10) years unless sooner terminated under this Section 11.

     (B) AMENDMENT AND TERMINATION. The Board of Directors in its sole discretion may terminate this Plan at any time. The Board of Directors may amend this Plan at any time in such respects as the Board of Directors may deem advisable; provided, that any change in the aggregate number of Shares that may be issued under this Plan, other than in connection with an adjustment under
Section 9 of this Plan, shall require approval of the holders of a majority of the outstanding Shares entitled to vote.

     (C) EFFECT OF TERMINATION. In the event this Plan is terminated, no Shares shall be issued under this Plan, except upon exercise of an Option granted prior to such termination or issuance of Shares of Restricted Stock previously credited to a Restricted Stock Account. The termination of this Plan, or any amendment thereof, shall not affect any Shares previously issued to a Participant, any Option previously granted under this Plan or any Restricted Stock previously credited to a Restricted Stock Account.

                                   SECTION 12

                                 GOVERNING LAW

     THIS PLAN AND ANY AND ALL STOCK OPTION AGREEMENTS AND AGREEMENTS RELATING TO THE GRANT OF RESTRICTED STOCK EXECUTED IN CONNECTION WITH THIS PLAN SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

                                                                       EXHIBIT H

                            SFX ENTERTAINMENT, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

                                                         as of February 28, 2000

Clear Channel Communications, Inc.
200 Concord Plaza
San Antonio, Texas 78216

Gentlemen:

     Reference is hereby made to the Agreement and Plan of Merger dated as of February 28, 2000 among Clear Channel Communications, Inc. ("CC"), CCU II Merger Sub, Inc. and SFX Entertainment, Inc. ("SFX") (hereinafter referred to, together with any amendment or modification thereof, or supplement thereto, as the "Merger Agreement"). All capitalized terms used in this letter agreement that are not defined herein but which are defined in the Merger Agreement, shall have the respective meanings given to them therein.

     This letter sets forth our agreement, in consideration of the mutual covenants set forth herein and for other valuable consideration, the receipt whereof is duly acknowledged, as follows:

          1. Members of senior management of SFX who are not employed by CC after the Effective Time may form an entity ("Newco") to conduct business activities. Newco shall have an option, exercised by notice to CC within 60 days after the Effective Time, to sublease or license all or a portion of the 16th floor (the "Sublease Premises") effective as of January 1, 2001 (the "Commencement Date"), at 650 Madison Avenue, New York, New York currently leased (the "Lease") by SFX (such sublease or license is herein referred to as the "Sublease"). The Sublease shall provide among other terms as shall be agreed upon, for the following:

          Term:                        the full remaining portion of the initial term, less one
                                       day, of the Lease.

          Rent:                        Equivalent to the rent paid under the lease on a pro rata
                                       basis.

          Furniture, Equipment         Newco may use all of the F&E located in the Sublease
          and all other items of       Premises, free of charge until December 31, 2000. If it
          personal property            continues to use any of the F&E after such date, it will pay
          ("F&E")                      or reimburse SFX for its expense for lease or other costs to use or operate the F&E. At the termination of the term of
                                       the Sublease, Newco shall be entitled, at its option, to
                                       purchase any F&E SFX owns at its then depreciated book value or to assume any leases of the F&E.

     Prior to the Commencement Date, Newco may occupy an agreed upon portion of the 16th floor pursuant to a license arrangement, subject to the use of a portion of such floor by persons whose offices are located there and who continue as employees of SFX after the Effective Time.

          2. SFX may, between the date of the Merger Agreement and the Effective Time, enter into a lease (the "Candler Lease") of approximately 220,000 square feet of space in the building known as the "Candler Building" in New York City's Times Square, which provides for substantial renovation (the "Candler Project") of such space pursuant to plans therefor (the "Plans"). Set forth as Exhibit A annexed hereto are letters dated August 2 and 4, 1999 between the landlord's and SFX's brokers setting forth outlines of the terms of the proposed Candler Lease. The material terms of the

     Candler Lease will not be materially inconsistent with the August 4 letter. CC shall be entitled to require SFX to make changes in the Plans by delivery of written notices of such requirements to SFX setting forth such requirements in detail; provided, however, that : (i) any such notice of required changes in the Plans must be delivered to SFX no later than March 15, 2000 as it relates to floors other than floors 22, 23 and 24 and May 15, 2000 as it relates to floors 22, 23 and 24; (ii) the changes cannot relate to the special elevator intended to serve the 22nd, 23rd and 24th floors; and (iii) in the event the Merger Agreement is terminated, CC shall reimburse SFX for the reasonable costs incurred by SFX to modify or reverse the changes in the Plans theretofore required by CC, less any savings SFX obtained in the cost of the renovations in implementing CC's required changes.

          3. Newco or one more other entities controlled by current senior management of SFX (collectively, the "Plane Buyer") shall be entitled, at its option, exercised by written notice to CC given at any time up to the 30th day after the Effective Time, to purchase all of the rights and interests of SFX, or one more of its Subsidiaries, as applicable (collectively, the "Plane Seller") held by the Plane Seller as of a closing date for such transaction (the "Plane Closing Date") specified in the aforesaid notice, which shall be not less than 10 nor more than 30 days after the date of such notice, in the Challenger airplane currently held pursuant to such time share arrangement as specified in such notice. The purchase price payable by the Plane Buyer to the Plane Seller for such rights and interests shall be equal to the depreciated book value thereof on the books and records of SFX as of the Plane Closing Date (calculated consistently with past practice as of the date hereof). From and after the Plane Closing Date, the Plane Buyer shall be responsible for the liabilities and obligations, and shall hold and may exercise all of the benefits and rights, arising from such time share arrangement. Newco and CC shall and CC shall cause SFX to, cooperate with each other in seeking and obtaining any consents or approvals from third parties that shall be necessary or appropriate in connection with the consummation of any such transaction, and in connection therewith use their best efforts to obtain a full release of the Plane Seller from any and all obligations thereunder.

          4. CC shall cause SFX to observe and perform its commitment to make charitable contributions to Southampton College, which is part of Long Island University, both in cash and in the provision of artists' performance in accordance with terms of the letter dated December 15, 1999 from SFX to, and the response letter dated December 21, 1999 from, Southampton College, annexed hereto as Exhibit B. In addition, CC shall cause SFX to make the contributions of cash and/or artists' performances that SFX committed to make in support of the hate-crimes legislation initiative of the current U.S. administration, for up to one year after the Effective Time.

          5. Upon reasonable advance notice to it, CC shall cause SFX and its Subsidiaries to make 12 tickets available to the current Executive Chairman of SFX, or to his designees for their use (which may be personal, business or charitable organization designees, so long as none of such tickets shall be sold to or by any such person or entity) for up to 100 concerts or other events produced or promoted by SFX or any such Subsidiary in each of the five (5) 365-day periods following the Effective Time, and 8 such tickets for up to 25 such concerts or other event in each of the following six (6) 365-day periods. Such tickets shall in each case be accompanied by back stage, full credential passes, providing the highest level of such benefits available at each concert or event.

          6. In the event that (x) SFX desires to make any cash touring advance or upfront guarantee in excess of the $10 million maximum set forth in clause 5.1(a)(xiv) of the Merger Agreement or the effect of which would cause the aggregate of all such payments during the period between the date of the Merger Agreement and the Effective Time to exceed the $30 million maximum set forth in such clause, and (y) such payment or guaranty, if made or given, would not be in the ordinary course of the business of SFX, or would not be consistent with its past practices as of the date hereof, or would not be in accordance with the relevant SFX budget, then it shall contact the Chairman, President or Chief Financial Officer of CC by telephone or fax setting forth in reasonable detail its request and seeking approval for it. Such approval shall not be unreasonably withheld or delayed, and shall be delivered by telephone or by fax, provided that it is expressly understood and agreed that if no such

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     response has been received within 24 hours after the request was telephoned or faxed, then the request shall be deemed to have been approved.

          7. CC and SFX confirm and acknowledge that it is their mutual intent that certain investments described below (the "Internet Investments") currently owned by SFX and/or one or more of its Subsidiaries shall be sold, immediately following the Effective Time, to Newco, pursuant to the terms and conditions referred to below:

             (i) The Internet Investments consist of the equity interests currently held by SFX and/or one or more of its Subsidiaries in the following entities (each, an "Internet Entity"):

              Broadband Sports.com
              Ultrastar.com
              e-Superstars.com
              Wrenchhead.com
              The Firm

             (ii) Promptly following the date of the Merger Agreement, SFX shall cause all of the Internet Investments to be contributed to the capital of a newly-formed Delaware corporation that shall qualify as an "Unrestricted Subsidiary" under each of SFX's currently outstanding Indentures (the "Internet Seller") and shall, in connection therewith, take all actions necessary or appropriate to implement such contribution and qualification (the "Contribution");

             (iii) Promptly after the Contribution is implemented, the Internet Seller and Newco shall enter into a legally binding agreement, on terms and conditions and pursuant to such instruments and documents as shall be satisfactory in form and substance to SFX, the Internet Seller, Newco and CC, providing for the sale by the Internet Seller to Newco of all of the Internet Investments (the "Internet Sale Agreement"), that shall provide in substance as follows:

                (A) The sale shall be consummated on the day on which the Effective Time occurs (the "Closing Date");

                (B) The purchase price shall be equal to the aggregate amount originally invested by SFX and/or those of its Subsidiaries that acquired the Internet Investments and, in addition, the parties shall, as a condition to the obligation of CC to cause the Internet Seller to close the transaction, agree upon the terms and conditions of an arrangement, and the form and substance of documents that reflect such arrangement, that shall be entered into at the closing of the sale, providing for appropriate indemnity or other assurance of reimbursement for the Internet Seller, SFX and CC against and for any liability or obligation, fixed or contingent, any of them may incur to pay in cash (i) any net tax cost arising as a result of the sale, (ii) any other liability or obligation arising in respect of the transfer of the Internet Investments and (iii) any liability or obligation owed to any Internet Entity as to which there was no countervailing agreement of the Internet Entity to provide revenue to SFX or its Subsidiary in an amount reasonably related to the amount of any such liability or obligation;

                (C) The purchase price shall be payable, at the option of Newco, all in cash, or by its delivery to the Internet Seller of its promissory note, dated the Closing Date, having substantially the following terms:

               Maturity: 5 years from Closing Date, principal payable in a single payment at maturity

               Interest: A rate to be agreed upon, payable in cash, annually in arrears, or, at the option of Newco, capitalized annually and added to the principal of the note

                (D) The note shall, at the option of Newco or CC, exercised at any time by either during its term by notice to the other, be converted into shares of the common stock of Newco representing 15% of all of the issued and outstanding shares of common stock of

           Newco, on a fully-diluted basis after giving effect to such conversion; except that such percentage shall be 10% if: (x) Newco shall have filed a registration statement providing for an initial public offering of its common stock; or (y) the note shall have matured; and,

                (E) Such note shall be unsecured, and shall rank pari passu with all of Newco's other indebtedness for borrowed money, if any, that is not subordinated to any other indebtedness of Newco.

             (iv) Notwithstanding the foregoing, Newco shall not be permitted to pay the purchase price by delivery of such note unless it shall have received from its shareholders contributions to its capital, in cash, or legally binding commitments to contribute in cash within 60 days thereafter, an aggregate amount not of less than $10 million.

             (v) CC shall execute and deliver the Internet Sale Agreement to indicate its irrevocable approval of its terms and conditions and agreement to cause the Internet Seller to observe and perform all of its obligations thereunder.

             (vi) Notwithstanding the foregoing, CC and SFX intend that, after the closing of such sale, the digital record label business of The Firm shall be sold by The Firm to CC or its designee for a price and on such other terms and conditions as shall be agreed upon by The Firm, CC and Newco. Accordingly, after such closing, Newco shall use its best efforts to cause The Firm to implement such sale to CC. If Newco has not caused such sale to occur on terms agreed to by the parties within 120 days after the Closing Date, then Newco shall sell to CC or its designee its interest in The Firm for a price equal to the original aggregate purchase price of the original investment in The Firm paid by SFX or one of its Subsidiaries, pursuant to an agreement to be entered into by Newco and CC or its designee as soon as practicable after the expiration of such period, on terms and conditions mutually satisfactory to them. In the event that, after giving effect to the foregoing, Newco shall retain its interest in The Firm, then SFX's right to receive an annual fee of $2.5 million from The Firm shall, by virtue of the execution and delivery of this letter agreement, be deemed to have been assigned by SFX to Newco, so long as no liability or obligation of SFX or any of its Subsidiaries to The Firm would remain outstanding.

          8. In the event of any conflict between this letter agreement on the one hand, and the Merger Agreement or the Company Disclosure Letter or any other instrument or document executed and delivered in connection with the Merger Agreement, on the other hand, this letter agreement shall control and govern.

          9. This agreement: may not be amended, modified, supplemented or waived in any respect, except in writing, making specific reference to this agreement, and signed by the party against which such amendment, modification, supplement or waiver is sought to be enforced; may not be assigned by either party without the prior written consent of the other; shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns; and shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts-of-laws rules. All notices given hereunder shall, unless specifically provided otherwise herein, be in writing and delivered and addressed as required by Section 8.1 of the Merger Agreement. This Agreement may be executed and delivered in counterparts, which together shall constitute one instrument, and may be executed and delivered by facsimile, followed by the original.

     If the foregoing accurately sets forth our agreement, please indicate your assent hereto by signing and returning the enclosed copy of this agreement.

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

     [SIGNATURE PAGE FOR LETTER AGREEMENT RELATING TO CERTAIN CONFIDENTIAL MATTERS]

                                            Very truly yours,

                                            SFX ENTERTAINMENT, INC.

                                            By:     /s/ Howard J. Tytel
                                              ----------------------------------

     ACCEPTED AND AGREED, AS OF
     THE DATE FIRST ABOVE WRITTEN:

     CLEAR CHANNEL COMMUNICATIONS, INC.

     By:     /s/ Randall T. Mays
        --------------------------------

                                                                      APPENDIX I

                      AMENDMENT TO FIRST LETTER AGREEMENT

                            SFX ENTERTAINMENT, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

May 12, 2000

Clear Channel Communications, Inc.
200 Concord Plaza
San Antonio, Texas 78216

        Re:  Revision of Arrangements Relating to Internet Investments

Gentlemen:

     Reference is hereby made to: (i) the Agreement and Plan of Merger dated as of February 28, 2000 among Clear Channel Communications, Inc. ("CC"), CCU II Merger Sub, Inc. and SFX Entertainment, Inc. ("SFX") (hereinafter referred to, together with any amendment or modification thereof, or supplement thereto, as the "Merger Agreement"); and (ii) the letter agreement dated as of February 28, 2000 between CC and SFX (the "Existing Letter Agreement") relating to various matters including, in paragraph 7 thereof, terms and provisions relating to the so-called Internet Investments. All capitalized terms used in this letter agreement that are not defined herein but which are defined in the Merger Agreement or the Existing Letter Agreement shall have the respective meanings given to them therein.

     CC and SFX desire to amend and restate paragraph 7 of the Existing Letter Agreement, relating to the Internet Investments, in its entirety.

     Accordingly, this letter sets forth our agreement, in consideration of the mutual covenants set forth herein and for other valuable consideration, the receipt whereof is duly acknowledged, to amend and restate paragraph 7 of the Existing Letter Agreement in its entirety, as follows:

          1. On the Closing Date, SFX's Internet Investments in Broadband Sports.com, Ultrastar.com, e-Superstars.com and Wrenchhead.com (hereinafter referred to as the "Retained Internet Investments") shall be retained by SFX (or, as the case may be, its Subsidiary or Subsidiaries that hold such investments).

          2. From time to time (i) during the period from the Closing Date and through the third anniversary of the Closing Date (the "Third Anniversary"), CC may cause SFX to sell one or more of the Retained Internet Investments, in each case in a bona-fide sale to a Person which is not an Affiliate of the seller on terms and conditions, including price, that are reasonably reflective of the then current fair market value of the Retained Internet Investment being sold, pursuant to the financial advice of a nationally-recognized investment banking firm retained for such purpose by CC (each a "Sale"); or, (ii) (A) during the period from the first anniversary of the Closing Date through the Third Anniversary, CC may obtain an appraisal (each, an "Appraisal") of the fair market value of the Retained Internet Investment in Broadband Sports.com and/or Wrenchhead.com; and (B) during the period from the first anniversary of the Closing Date through the Third Anniversary, CC may obtain an Appraisal of the fair market value of the Retained Internet Investment in Ultrastar.com and/or e-Superstars.com for the purpose of determining the amount of the 20% Component of the Net Proceeds referred to in subparagraph 3(a) below; and
     (C) during the period from the second anniversary of the Closing Date through the Third Anniversary, CC may obtain an Appraisal of the fair market value of the Retained Internet Investment in Ultrastar.com and/or e-Superstars.com for the purpose of determining the amount of the 15% Component of the Net Proceeds referred to in subparagraph 3(a) below; provided, however, that if no Sale has occurred or Appraisal obtained on or prior to the Third Anniversary for one or more of the Retained Internet

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

     Investments, then CC shall be required to obtain an Appraisal for each such Retained Internet Investment within thirty (30) days after the Third Anniversary. In addition, at any time during the period from the first anniversary through the second anniversary of the Closing Date, Robert F.X. Sillerman may, by written notice to CC in the manner set forth in the Merger Agreement for delivery of notices to it, require CC to obtain an Appraisal of the Retained Internet Investment in Ultrastar.com and/or e-Superstars.com as specified in such notice, within thirty (30) days after the date of such notice, for the purpose of determining the amount of the 15% Component of the Net Proceeds referred to in subparagraph 3(a) below and/or the B-W 15% Component referred to in subparagraph 3(b) below. Any such Appraisal shall be obtained from two nationally-recognized investment banking firms, each retained by CC for such purpose, with one firm selected by CC (and reasonably acceptable to Robert F.X. Sillerman) and one firm selected by Robert F.X. Sillerman (and reasonably acceptable to CC). Each investment banking firm shall be given access to all financial and business information relating to the relevant Retained Internet Investments then in CC's possession, with each being instructed to deliver its appraisal of such fair market value in writing, addressed to CC and Mr. Sillerman. The average of the two amounts as so determined by such firms less the direct costs to CC of obtaining such Appraisal and the direct or indirect taxes that would be payable by CC as a direct result of the sale of such Investments if such Investments were sold, shall be deemed to be the aggregate fair market value of the Retained Internet Investments covered by a particular Appraisal (the "FMV"). CC shall be permitted to complete a partial Sale of its interest in any Retained Internet Investment pursuant to clause (i) above, provided that the amount distributed to the persons specified in paragraph 3 below is no less than would be distributed in a total sale of such Retained Internet Investment. CC shall give Robert F.X. Sillerman, with a copy to Howard J. Tytel, not less than five (5) days prior written notice of the consummation of any sale, specifying in such notice the Retained Internet Investment or Retained Internet Investments being sold, the name of the purchase and its relationship, if any, to CC, and setting forth a brief summary of the price and other material terms and conditions of the sale.

          3. In the event a Sale occurs on or prior to the Third Anniversary, CC shall cause SFX to distribute the percentage referred to below of the Net Proceeds (as defined below) of the Sale within thirty (30) days after the consummation of the Sale, as follows:

             (a) If the Sale includes the Retained Internet Investment in Ultrastar.com or e-Superstars.com, then thirty-five percent (35%) of the Net Proceeds of the Sale of such Retained Internet Investment shall be distributed to members of SFX's senior management designated by Robert
        F. X. Sillerman (the "SFX Senior Management"), consisting of two components: (i) twenty percent (20%) of the Net Proceeds (the "20% Component"); and (ii) fifteen percent (15%) of the Net Proceeds (the "15% Component"); and,

             (b) If the Sale includes the Retained Internet Investment in Broadband Sports.com or Wrenchhead.com., then fifteen percent (15%) of the Net Proceeds of the Sale of such Retained Internet Investment shall be distributed to members of the SFX Senior Management (the "B-W 15% Component").

     At CC's option, each distribution of the Net Proceeds of a Sale may be made either in cash or in shares of CC's common stock ("CC Common Stock"). In the event CC determines to make such distribution in CC Common Stock, the aggregate number of shares to be distributed shall be determined by dividing the amount of the Net Proceeds to be distributed by the average closing price of the CC Common Stock on the New York Stock Exchange for the 20 trading days ending 10 calendar days prior to the date of the Sale, provided that fractional shares shall, at the option of CC, either be rounded up to the next whole share or paid in cash.

     For the purposes hereof, "Net Proceeds" of a Sale shall mean the sum of the aggregate cash proceeds received by the seller or sellers (including, without limitation, any cash received upon the sale or other disposition, concurrently with the Sale, of any non-cash consideration received in the Sale), plus the aggregate present value as at the date of the Sale of any non-cash consideration received and not so sold

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

or disposed of (as determined in good faith by the Board of Directors of CC with the advice of the investment banking firm advising it in the Sale), net of the direct costs of the Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), direct or indirect taxes paid or payable as a direct result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements directly related to the
Sale), and any reserve for adjustment in respect of the sale price required to be established in accordance with generally accepted accounting principles.

          4. In the event there is no Sale of any one or more of the Retained Internet Investments on or prior to the Third Anniversary and, in lieu thereof, an Appraisal thereof is obtained as required by paragraph 2 above, then, for purposes of this letter agreement, the amount of the FMV of the relevant Retained Internet Investments shall be treated as the same as Net Proceeds of a Sale thereof, and the appropriate percentage of the amount thereof as specified in paragraph 3 shall be distributed by CC, within thirty (30) days after the FMV has been so determined, to the SFX Senior Management in the same manner as is set forth above in paragraph 3 for a distribution of Net Proceeds of a Sale thereof; provided, however, that in the event that pursuant to paragraph 2 hereof an Appraisal is limited to the 20% Component or the 15% Component referred to in subparagraph 3(a), or the B-W 15% Component referred to in subparagraph 3(b), then only such percentage of the FMV shall be so distributed.

          5. The following terms and conditions shall apply to the Internet Investment in The Firm (the "Interest in The Firm"):

             a) Prior to the Closing Date, SFX shall implement a Contribution of its Interest in The Firm and cause the Internet Seller to enter into an Internet Sale Agreement with Newco relating to its Interest in The Firm, all as contemplated by clauses (i) and (ii) of paragraph 7 of the Existing Letter Agreement; and,

             b) On the Closing Date, the Interest in The Firm shall be sold by the Internet Seller to Newco pursuant to the Internet Sale Agreement, which shall be satisfactory in form and substance to SFX, the Internet Seller, Newco and CC, shall be executed by CC to indicate its agreement to cause SFX and the Internet Seller to perform their obligations thereunder, and which shall provide in substance as follows:

                (i) The sale shall be consummated on the Closing Date;

                (ii) The purchase price payable by Newco shall be one dollar;

                (iii) (A) Newco shall indemnify SFX, the Internet Seller and CC against any liability or obligation, fixed or contingent, any of them may incur in respect of (y) any net tax payable or loss of tax benefit (other than the loss of its right as the owner thereof to amortize its investment in The Firm) arising as a result of the sale or the other transactions contemplated by this Section 5 and (z) any other liability or obligation arising in respect of the sale of the Interest in The Firm; and (B) upon consummation of the sale, all obligations, whether to make payments or to perform services, of SFX and/or its subsidiaries to The Firm, and all such obligations of The Firm to SFX and/or its subsidiaries, shall be terminated;

                (iv) SFX Senior Management and/or their affiliates, as shareholders of Newco, shall have contributed to the capital of Newco not less than $10 million in cash on the Closing Date and shall hold eighty-five percent (85%) of the outstanding common stock of Newco (with each share of common stock, regardless of class, having the same economic rights);

                (v) CC shall have executed and delivered a subscription agreement with Newco, in form and substance satisfactory to CC and Newco, pursuant to which: (A) CC shall have contributed $10 million in cash to Newco on the Closing Date in consideration for the issuance to it of shares of Newco common stock representing, after giving effect to such issuance and the issuance of shares to SFX Senior Management and/or their affiliates referred to in clause (iv) above, fifteen percent (15%) of the outstanding common stock of Newco; and (B) CC shall agree to make an additional contribution to the capital of Newco of $12.5 million in cash promptly after the Enterprise Value (as defined below) of CC's equity investment in Newco shall have been determined, in the manner referred to below, to be not less than $30 million (provided that CC or Newco may require such determination to be made no more than once in any six (6) month period); and

                (vi) SFX Senior Management, as shareholders of Newco, and CC shall have entered into a shareholders' agreement providing for restrictions on transfer of the common stock of Newco, voting arrangements, management and governance arrangements, tag-along rights that assure CC that, so long as such shareholders' agreement is in effect, it will receive the same consideration per share in a transaction in which SFX Senior Management sell their shares as they receive for their shares, and other similar matters, in form and substance satisfactory to SFX Senior Management, in such capacity, and CC, and such agreement shall include provisions that: (w) prohibit dilution of CC's stock ownership in Newco except in connection with an equity issuance by Newco, public or private, that is consummated at a time when, immediately prior to such issuance, the aggregate value attributable to all of the outstanding stock of Newco, before giving effect to such issuance, is not less than $200 million (with such amount to be increased up to $20 million to the extent Newco shall have issued any common stock for consideration other than cash); (x) prohibit CC from acquiring additional stock of Newco without Newco's consent; (y) grant to CC certain registration rights with respect to its Newco stock; and (z) grant to CC the right to require Newco to purchase CC's stock in Newco, commencing four (4) years after the date of its initial investment in Newco, at a price that is based on an appraisal of the fair market value thereof obtained from a nationally-recognized investment banking firm retained for such purpose, and on such other terms as shall be set forth in such agreement.

          For the purposes hereof, "Enterprise Value" of CC's equity investment in Newco shall mean (i) the average of the amounts of the fair market value of Newco, as set forth in written advice from two nationally-recognized investment banking firms, one firm selected by CC (and reasonably acceptable to Robert F.X. Sillerman) and one firm selected by Robert F.X. Sillerman (and reasonably acceptable to CC) and addressed to both CC and SFX Senior Management, setting forth each such firm's view as to such fair market value and the bases therefore, in reasonable detail, which may include reference to and reliance on public or private equity offerings recently closed by the Firm or any other company in which Newco has invested, and/or recent financing rounds and their implied valuation and/or other criteria customarily employed by such firm in making such valuations; multiplied by (ii) a fraction equal to CC's proportional ownership interest in the outstanding equity of Newco.

     Notwithstanding the foregoing, no appraisal shall be required, and the Enterprise Value of CC's equity investment in Newco shall be deemed to exceed $30 million, in the event Newco has consummated a public offering of its stock and the public market value of CC's interest in Newco's outstanding common stock is equal to or greater than $30 million determined by reference to the average closing price of such stock for 20 consecutive trading days, or Newco has consummated a private equity offering for cash of not less than $25 million of its stock, in a transaction implying an equity value for CC's stock in Newco of not less than $30 million (collectively, a "Transaction Valuation").

             (c) On the Closing Date, Robert F.X. Sillerman shall enter into a non-competition agreement with Newco, on customary terms and conditions to be agreed upon, that will terminate upon the earlier of (i) the fourth anniversary of the Closing Date and (ii) the date on which CC shall own less than 50% of the equity in Newco that it owns on the Closing Date.

             (d) Notwithstanding the forgoing provisions of this paragraph 5, the sale of the Interest in The Firm from the Internet Seller to Newco shall not be consummated unless and until all

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

        agreements and documents relating to such sale and CC's investment in Newco are in form and substance reasonable satisfactory to CC and Robert
        F. X. Sillerman.

          6. In the event that CC shall not have made the final $12.5 million contribution to Newco's capital required by its subscription agreement and no Transaction Value of Newco shall have occurred on or prior to the fourth anniversary of the Closing Date, then the Enterprise Value of CC's equity investment in Newco shall be determined as at such date. If such Enterprise Value is less than $30 million, then, within thirty (30) days after such fact is determined, SFX Senior Management shall cause Newco to pay to CC an amount equal to the difference between $30 million and such Enterprise Value in the manner referred to in the next sentence. Such payment shall be made by Newco, at Newco's option, either all in cash, or, only if Newco has consummated a public offering of its stock, all in Newco stock (valued as set forth in the next sentence) or in a combination of cash and Newco stock as so valued. For the purposes hereof, Newco stock shall be valued by reference to the average closing price of such stock for the 20 trading days ending 10 days prior to the date of payment. In the event that Newco is obligated to and makes such payment, then the full amount thereof shall be offset against CC's obligation under the subscription agreement referred to in paragraph 5 hereof to make an additional contribution to the capital of Newco. If such offset is less than $12.5 million, then CC shall promptly so contribute the difference between such offset and $12.5 million to Newco's capital. If such offset exceeds $12.5 million, then CC shall have no further obligation under the subscription agreement, and Newco shall thereupon make an additional payment to CC, in the amount of such excess (but such additional payment shall not exceed $10 million).

          7. Reference is hereby made to the Memorandum of Understanding dated May 12, 2000 (the "MOU") by and among counsel to the plaintiffs (the "Plaintiffs' Counsel") and defendants in the consolidated civil action relating to the Merger pending in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") providing for a settlement of such litigation (the "MOU Settlement"). An "MOU Settlement Termination" shall refer to a decision by the Court not to approve the MOU Settlement or a withdrawal by Plaintiffs' Counsel from the MOU. Notwithstanding anything in this letter to the contrary:

             a) In the event than an MOU Settlement Termination occurs prior to the Closing Date, then either CC or SFX may, in its discretion, by written notice to the other given no later than the earlier of (i) thirty (30) days after the date of the MOU Settlement Termination; or
        (ii) one day prior to the Closing Date, elect to terminate and cancel this letter agreement in all respects and reinstate the terms and conditions of the Existing Letter Agreement that are otherwise modified or amended hereby;

             b) In the event that no MOU Settlement Termination has occurred but "final Court approval" (as such term is defined in the MOU) of the MOU Settlement has not been obtained on or prior to the Closing Date, then this letter agreement shall remain in full force and effect, provided that:

                (i) for the period between the Closing Date and that date which is the earlier of nine (9) months thereafter or the date on which the MOU Settlement has obtained "final Court approval" and has become binding upon the plaintiffs in the litigation covered by the MOU (the "Pending Settlement Period"), CC shall not sell any of the Retained Internet Investments; and

                (ii) in the event that an MOU Settlement Termination occurs during the Pending Settlement Period, then either CC or SFX may, in its discretion, by written notice to the other given within ten (10) days after the occurrence of the MOU Settlement Termination, elect to terminate and cancel this letter agreement in all respects and reinstate the terms and conditions of the Existing Letter Agreement that are otherwise amended hereby; and,

             c) In the event this letter agreement is terminated and canceled pursuant to (a) or (b) above, CC and SFX shall each promptly commence and diligently pursue to completion the preparation and execution and delivery of all documents contemplated by or reasonably necessary or appropriate to implement the transactions contemplated by the Existing Letter Agreement and the consummation of such transactions.

          8. Paragraph 7 of the Existing Letter Agreement is hereby deemed deleted from the Existing Letter Agreement and amended and restated by this letter agreement. Except as amended hereby, the Existing Letter Agreement shall remain in full force and effect in accordance with its terms. In addition, in the event of any conflict between this letter agreement, on the one hand, and the Merger Agreement or the Company Disclosure Letter or any other instrument or document executed in connection with the Merger Agreement, on the other hand, this letter agreement shall control and govern.

          9. This agreement: may not be amended, modified, supplemented or waived in any respect, except in writing, making specific reference to this agreement, and signed by the party against which such amendment, modification, supplement or waiver is sought to be enforced; may not be assigned by either party without the prior written consent of the other; shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns; and shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts-of-laws rules. All notices given hereunder shall, unless specifically provided otherwise herein, be in writing and delivered and addressed as required by Section 8.1 of the Merger Agreement. This Agreement may be executed and delivered in counterparts, which together shall constitute one instrument, and may be executed and delivered by facsimile, followed by the original.

     If the foregoing accurately sets forth our agreement, please indicate your assent hereto by signing and returning the enclosed copy of this agreement.

                      [SIGNATURE PAGE FOR LETTER AGREEMENT

                        RELATING TO REVISED ARRANGEMENTS

                       RELATING TO INTERNET INVESTMENTS]

                                          Very truly yours,

                                          SFX ENTERTAINMENT, INC.

                                          By:      /s/ HOWARD J. TYTEL
                                            ------------------------------------

ACCEPTED AND AGREED, AS OF
THE DATE FIRST ABOVE WRITTEN:

CLEAR CHANNEL COMMUNICATIONS, INC.

By:       /s/ RANDALL T. MAYS
    ----------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the TBCA provides for indemnification of directors and officers in certain circumstances. In addition, the Texas Miscellaneous Corporation Law provides that a corporation may amend its articles of incorporation to provide that no director shall be liable to the corporation or its stockholders for monetary damages for an act or omission in the director's capacity as a director, provided that the liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) any transaction from which such director derived an improper personal benefit, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Clear Channel has amended its Charter and added Article Eleven adopting such limitations on a director's liability. The Clear Channel Charter also provides in Article Nine for indemnification of directors or officers in connection with the defense or settlement of suits brought against them in their capacities as directors or officers of Clear Channel, except in respect of liabilities arising from gross negligence or willful misconduct in the performance of their duties.

     Article IX(8) of the Clear Channel Bylaws provides for indemnification of any person made a party to a proceeding by reason of such person's status as a director, officer, employee, partner or trustee of Clear Channel, except in respect of liabilities arising from negligence or misconduct in the performance of their duties.

     An insurance policy obtained by Clear Channel provides for indemnification of officers and directors of Clear Channel and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBITS                            DESCRIPTION
--------                            -----------
  2.1.1     Agreement and Plan of Merger dated as of October 2, 1999,
              among Clear Channel, CCU Merger Sub, Inc. and AMFM Inc.
              (Incorporated by reference to Annex A of Clear Channel's
              Registration Statement on Form S-4 (Reg. No. 333-32532)
              dated March 15, 2000).
  2.1.2     Agreement and Plan of Merger dated as of February 28, 2000, by and among Clear Channel, CCU II Merger Sub and SFX as
              amended by the First Amendment to the Agreement and Plan
              of Merger dated June 2, 2000. (Incorporated by reference
              to Appendix A hereto.)
  2.1.3     First Letter Agreement dated as of February 28, 2000, by and between Clear Channel and SFX. (Incorporated by reference
              to Appendix H hereto.)
  2.1.4     Amendment to First Letter Agreement dated May 12, 2000, by and between Clear Channel and SFX. (Incorporated by
              reference to Appendix I hereto.)
  3.1       Current Articles of Incorporation of Clear Channel.
              (Incorporated by reference to the exhibits of Clear
              Channel's Registration Statement on Form S-3 (Reg. No.
              333-33371) dated August 11, 1997.)
  3.2       Second Amended and Restated Bylaws of Clear Channel.
              (Incorporated by reference to the exhibits of Clear
              Channel's Registration Statement on Form S-3 (Reg. No.
              333-33371) dated August 11, 1997.)
  3.3       Amendment to Clear Channel's Articles of Incorporation.
              (Incorporated by reference to the exhibits of Clear
              Channel's Quarterly Report on Form 10-Q for the quarter
              ended September 30, 1998.)

EXHIBITS                            DESCRIPTION
--------                            -----------
  3.4       Second Amendment to Clear Channel's Articles of
              Incorporation. (Incorporated by reference to the exhibits
              to Clear Channel's Quarterly Report on Form 10-Q for the
              quarter ended March 31, 1999.)
  3.5       Third Amendment to Clear Channel's Articles of
              Incorporation. (Incorporated by reference to the exhibits
              to Clear Channel's Quarterly Report on Form 10-Q for the
              quarter ended March 31, 2000.)
  3.6       Amended and Restated Certificate of Incorporation of SFX.
              (Incorporated by reference to Amendment No. 1 to SFX's
              Registration Statement on Form S-1 (Reg. No. 333-50079)
              dated May 5, 1998.)
  3.7       Bylaws of SFX. (Incorporated by reference to Amendment No. 2 to SFX's Registration Statement on Form S-1 (Reg. No.
              333-43287) dated February 2, 1998.)
  3.8       Amendment No. 1 to the Bylaws of SFX. (Incorporated by
              reference to the SFX's Annual Report on Form 10-K (Reg.
              No. 333-72221) dated April 1, 1999.)
  4.1       Buy-Sell Agreement by and between Clear Channel , L. Lowry
              Mays, B. J. McCombs, John M. Schaefer, and John W. Barger,
              dated May 31, 1977. (Incorporated by reference to the
              exhibits of Clear Channel's Registration Statement on Form
              S-1 (Reg. No. 33-289161) dated April 19, 1984.)
  4.2       Third Amended and Restated Credit Agreement by and among
              Clear Channel, NationsBank of Texas, N.A., as
              administrative lender, the First National Bank of Boston,
              as documentation agent, the Bank of Montreal and Toronto
              Dominion (Texas), Inc., as co-syndication agents, and
              certain other lenders dated April 10, 1997. (Incorporated
              by reference to the exhibits of Clear Channel's Amendment
              No. 1 to the Registration Statement on Form S-3 (Reg. No.
              333-25497) dated May 9, 1997.)
  4.3       Credit Agreement by and among Clear Channel, Bank of
              America, N.A. as administrative agent, BankBoston, N.A. as documentation agent, the Bank of Montreal and Chase
              Manhattan Bank, as co-syndication agents, and certain
              other lenders dated August 11, 1999. (Incorporated by
              reference to the exhibits to Clear Channel's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 1999.)
  4.4       Senior Indenture dated October 1, 1997, by and between Clear
              Channel and The Bank of New York as Trustee. (Incorporated
              by reference to exhibit 4.2 of Clear Channel's Quarterly
              Report on Form 10-Q for the quarter ended September 30,
              1997.)
  4.5       First Supplemental Indenture dated March 30, 1998 to Senior
              Indenture dated October 1, 1997, by and between Clear
              Channel and the Bank of New York as Trustee. (Incorporated
              by reference to exhibit 4.4 of Clear Channel's Quarterly
              Report on Form 10-Q for the quarter ended March 31, 1998.)
  4.6       Second Supplemental Indenture dated June 16, 1998 to Senior
              Indenture dated October 1, 1997, by and between Clear
              Channel and the Bank of New York as Trustee. (Incorporated
              by reference to the exhibits of Clear Channel's Current
              Report on Form 8-K dated August 27, 1998.)
  4.7       Third Supplemental Indenture dated June 16, 1998 to Senior
              Indenture dated October 1, 1997, by and between Clear
              Channel and the Bank of New York as Trustee. (Incorporated
              by reference to the exhibits of Clear Channel's Current
              Report on Form 8-K dated August 27, 1998.)
  4.8       Fourth Supplement Indenture dated November 24, 1999 to
              Senior Indenture dated October 1, 1997, by and between
              Clear Channel and The Bank of New York as Trustee.
              (Incorporated by reference to the exhibits of Clear
              Channel's Annual Report on Form 10-K for the year ended
              December 31, 1999.)
  5         Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

EXHIBITS                            DESCRIPTION
--------                            -----------
  8.1       Opinion of Paul, Hastings, Janofsky & Walker LLP.
  8.2       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
 23.1       Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
              (Included in opinion filed as Exhibit 5 and Exhibit 8.2.)
 23.2       Consent of Paul, Hastings, Janofsky & Walker LLP. (Included
              in opinion filed as Exhibit 8.1.)
 23.3       Consent of Lehman Brothers.
 23.4       Consent of Bear, Stearns & Co. Inc.
 23.5       Consent of Ernst & Young LLP.
 23.6       Consent of KPMG LLP.
 23.7       Consent of Ernst & Young LLP.
 23.8       Consent of PricewaterhouseCoopers LLP.
 23.9       Consent of PricewaterhouseCoopers LLP.
 23.10      Consent of BDO Seidman, LLP.
 23.11      Consent of PricewaterhouseCoopers LLP.
 23.12      Consent of Arthur Andersen LLP.
 23.13      Consent of Kleiman, Carney & Greenbaum.
 24         Power of Attorney for Clear Channel. (Included on Signature
              Page.)
 99         Form of Proxy for SFX Entertainment, Inc.

-------------------------
     Clear Channel agrees to furnish supplementally a copy of any omitted schedules or exhibits to the SEC upon request.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period which offers or sales are being made, a post-effective amendment to this Registration Statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement:

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the

SEC by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11, or 13 herein, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 5th day of June, 2000.

                                          Clear Channel Communications, Inc.

                                          By: /s/ L. LOWRY MAYS
                                            ------------------------------------
                                              L. Lowry Mays
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     Each of the undersigned directors and officers of Clear Channel Communications, Inc., hereby constitutes and appoints L. Lowry Mays, Mark P. Mays, Randall T. Mays and Herbert W. Hill, Jr., and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, to sign any Registration Statement filed pursuant to Rule 424(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

                 NAME                                   TITLE                       DATE
                 ----                                   -----                       ----

          /s/ L. LOWRY MAYS             Chairman and Chief Executive Officer    June 5, 2000
--------------------------------------
            L. Lowry Mays

         /s/ RANDALL T. MAYS            Executive Vice President/Chief          June 5, 2000
--------------------------------------  Financial Officer (Principal Financial
           Randall T. Mays              Officer) and Director

       /s/ HERBERT W. HILL, JR.         Senior Vice President/Chief Accounting  June 5, 2000
--------------------------------------  Officer (Principal Accounting Officer)
         Herbert W. Hill, Jr.

           /s/ MARK P. MAYS             Director                                June 5, 2000
--------------------------------------
             Mark P. Mays

          /s/ B. J. MCCOMBS             Director                                June 5, 2000
--------------------------------------
             B.J. McCombs

           /s/ ALAN D. FELD             Director                                June 5, 2000
--------------------------------------
             Alan D. Feld

                 NAME                                   TITLE                       DATE
                 ----                                   -----                       ----

       /s/ THEODORE H. STRAUSS          Director                                June 5, 2000
--------------------------------------
         Theodore H. Strauss

         /s/ JOHN H. WILLIAMS           Director                                June 5, 2000
--------------------------------------
           John H. Williams

            /s/ KARL ELLER              Director                                June 5, 2000
--------------------------------------
              Karl Eller